April 8, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Thompson:

Re:      Neuromama Ltd. (the “Company”)

            Form 10-K for the Fiscal Year Ended January 31, 2013

            Filed April 10, 2013

            Form 10-Q for the Quarterly Period Ended October 31, 2013

            Filed January 17, 2014

            Response dated February 27, 2014

            File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

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Form 10-K for the Fiscal Year Ended January 31, 2013

General

1.       We note your response to comment 10 in our letter dated January 28, 2014 that you are not a shell company, particularly your statement that you have “ongoing operations and total assets of $18,252,443.”  Alone, without further information, your statement does not support the conclusion that your company cannot be classified as a shell company.  In this regard, we note your disclosure in your most recently filed Form 10-Q for the period ended October 31, 2013 that you are “a development stage company,” your “online shopping mall is in implementation stage,” you have not generated revenues and given the nature of your assets, which consist mainly of a library of entertainment assets, it would appear that you are a shell company.  If you have additional information that you believe disqualifies your company from being a shell company, please share it with us.  Otherwise, please revise your disclosure to state that you are a shell company and further disclose the consequences on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

ANSWER:  We do not believe that we are a shell company.  In addition to the information previously provided, we have also taken numerous steps to further our business so that our operations are not considered “nominal”.  For example:

1.       As of April 2, 2014, we have entered into the following agreements:

a.       A $2 million dollar Financing and Services Agreement as well as a $20 million Financing and Services Agreement, with Global Media and Internet Company.

b.       An Acquisition of Library of Entertainment Assets, not limited to 65 of The Jazz Network TV Shows as well as a Syndication Agreement that includes Direct TV and Dish Network among other distribution channels.  These assets have been independently evaluation and appraised by RwE Growth Partners (acquisition agreement attached as Appendix “A” and valuation report attached as Appendix “B”).

c.       An Agreement with SatMex8 to launch NeuroTvZone TV Network on SatMex8 transponder with focus on Internet and technological advancements (attached as Appendix “C”).

d.       An Agreement with HMX Hombres Sports TV Network (“HMX”) to provide their infrastructure and to develop new content as well as license suitable content for NeuroTvZone (attached as Appendix “D”).

e.       An additional agreement with SatMex8 and HMX to launch an additional 3 networks on SatMex8 transponder, such as: (1) ArtTvZone with focus on classical music, jazz, ballet and all kinds of visual arts as well as classic architectural ornamentation; (2) KidsTvZone the children network with various content presenting an interest to the kids; and, (3) CombatTvZone with focus on martial arts championships as well as boxing, wrestling and promotions (attached as Appendix “E”).

f.        An additional agreement was signed with HMX for us to be the Title Presenting Sponsor for all soccer matches in Mexico's Second Division, due to the fact that HMX sports channel is an exclusive broadcaster of these soccer games.  These games are also being rebroadcasted in US markets where a large population of Mexican nationals resides and in areas where there is an interest in these soccer matches (attached as Appendix “F”)

2.       We have been sourcing manufacturers in China for the manufacture of our Private Label tablet that we intend to call the NeuroPad, our smartphone that we intend to call the NeuroPhone and our laptop computers that we intend to call the NeuroBook.  To date, two sample orders have been executed and shipped to us in time for the 2014 Consumer Electronics Show that took place from January 5 to 10, 2014 in Las Vegas (the “CES”).  Invoices from China, confirmation of payments and custom records can be provided upon request.

3.       We attended the CES where we had a booth and we showcasing our NeuroMama All-In -One Internet Platform as well as the NeuroPad, the NeuroPhone and the NeuroBook.  We also had a reception scheduled at the MGM Grand Hotel which was to include a Cirque-Style Production show; however there was an unfortunate accident where a performer fell during rehearsal, so the reception was cancelled.

4.       We entered into a Term Sheet with Alvin Snaper to acquire approximately 40 patents.  Mr. Snaper has filed almost 600 US and foreign patents.  In addition to acquiring the 40 patents, Mr. Snaper has agreed to host a series of Eureka! TV documentaries that we will produce and will be one of the judges on a sequel Eureka! TV show, where inventors will be competing for financial rewards from the NeuroMama Eureka! Foundation that will be formed by us part of the agreement with Mr. Snaper (attached as Appendix “G”).

5.       We entered into an agreement with RwE Growth Partners to appraise the patents that we intend to acquire from Mr. Snaper (attached as Appendix “H”).

6.       Andrew Tyler, a seasoned executive from the financial industry has accepted the position as Senior Vice-President of Finance and Interim CFO (attached as Appendix “I”).

7.       We have developed and are implementing the sales of advertising on the NeuroMama search engine and are interviewing executives with sales and management experience in advertising sales on search engines and other internet properties (Point of Sales Material attached as Appendix “J”).

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Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5.

Plan of Operation and Funding, page 7

2.       We note your response to comment 4 of our letter dated January 28, 2014.  Please tell us the date you entered into the Financing and Services Agreement with Global Media and file a copy of the agreement as an exhibit.  Refer to Item 601(b)(10)(ii) of Regulation S-K.  Further, please tell us your consideration of filing Form 8-K to report your agreement with Global Media.

ANSWER:  We finalized the Financing and Service Agreement with Global Media on March 12, 2014, with an effective date of December 1, 2013 (the “Financing Agreement”).  We filed the Financing Agreement as an exhibit to our Form 8-K that we filed with the Commission on March 13, 2014.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 1.  Financial Statements

3. Intangible Assets, page 7

3.       We note your response to comment 11 of our letter dated January 28, 2014.  Regarding your agreements with Global Media, please clarify the following items:

•         Please tell us if the Financing and Services Agreement(s) referred to in your response to comment 11 is the same agreement referred to in your responses to comments 3 and 4.  Clarify the amount of financing and services to be provided by Global Media.  Your response to comment 4 indicates $19 million whereas your response to comment 11 indicates $20 million.

•         Please tell us if the financing provided under the Financing and Services Agreement(s) is separate and distinct from the loan provided by Global Media for website development costs and so forth.

•         Please tell us and disclose the amount of financing Global Media has specifically committed to provide.

•         Please tell us and disclose the time frame and terms under which the shares and warrants are issuable.

•         You state you intend to disclose the significant terms of the development contracts in future filings.  Please tell us if a separate development contract exists for each project, and if so, if the development contracts are separate and distinct from the Financing and Services Agreements.

•         Please explain why you have deferred disclosing the significant terms of the development contracts until future filings.

ANSWER:  We will answer your 6 bullet points above with 6 numbered responses, corresponding to the ordinal order of each bullet:

1.       Yes, the agreement(s) referred to in our previous responses to comment 11, 3 and 4 all refer to the same Financing Agreement.  The correct amount is $20 million.

2.       The financing provided to us from Global Media under the Financing Agreement is separate and distinct from the loans provided to us from Global Media for website development costs.

3.       The Financing Agreement does not specify an exact amount of cash to be provided directly to us.  However, from December 1, 2013 to date, $561,000 in cash has been provided to us, in addition to services valued over $1,000,000.  The cash and services were provided as a part of the Financing Agreement.

4.       20,000,000 Class "B" Warrants and 20,000,000 Class "C" Warrants are to be issued under the Financing Agreement.  Each Class "B" Warrant can be converted into 1 share of our common stock, at an exercise price of $0.50 per share on or before April 31, 2014, unless extended.  Each Class "C" Warrant can be converted into 1 share of our Common Stock, at an exercise price of $1.00 per share on or before January 31, 2015, unless extended.

5.       All additional agreements to the Financing Agreement are enclosed as part of our response to comment #1.

6.       The disclosure of significant terms of the development contracts was deferred until future filings due to our misunderstanding of what is considered significant and the importance of filing complete agreements as exhibits to our Form 8-Ks.  We intend to timely file all future significant agreements as exhibits to our Form 8-Ks.

4.       You indicate four TV Networks are in the process of being launched under agreement with SatMex8 with additional service agreement with HMX TV Networks.  You also reference a syndication agreement for The Jazz Network.  Please tell us your consideration of filing these agreements as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K.

ANSWER:  We did not file these agreements as exhibits as we did not understand the definition of what is considered a significant agreement.  We will file such agreements in the future.

5.       We note your response to comment 12 of our letter dated January 28, 2014.  Please file your purchase agreement for the library of entertainment assets along with any related amendments.  Refer to Item 601(b)(10)(ii) of Regulation S-K.

ANSWER: We have enclosed the purchase agreement for the library of entertainment assets as Appendix “A” to this response letter.

6.       We note your response to comment 13 of our letter dated January 28, 2014.  We also note that your lender, Global Media, has financed the majority, if not all, of your activities since Mr. Vikoulov’s purchase of shares from Ms. Walaszek in June 2013.  Please explain to us the business reason(s) Global Media has provided unsecured financing.

ANSWER:  Global Media has agreed to and has provided us with unsecured financing in exchange for various financial instruments as described in the arrangements and addendum (Financing Agreement attached as Appendix “K” and Addendum attached as Appendix “L”).

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Item 2.  Management’s Discussion and Analysis of Financial Condition, page 4

Description of Business, page 4

7.       We note your response to comment 15 of our letter dated January 28, 2014 that referenced Appendix A.  Please discuss if you have established any agreements with advertisers.  In this regard, we note your statements in Appendix A on page 3 that “the initial revenue source starting February 2014 is ad sales for the search engine,” “[c]urrent estimates project slightly better than breakeven in the current year with an assumption of total ad sales of $3.5 million,” and on page 19 that “TV shows have been syndicated to air on Direct TV, Dish Network, ITunes and local channels in major cities.”

ANSWER:  The sales of advertising have been initiated via telephone sales.  Hoover’s Inc., with 90 million business listings, has been selected as the lead source.  Point of sale material has been prepared and is attached.  To date, only three sales of $239.00 with a $99 monthly residual per month have been made.

The Latin American market has been identified as a good source of advertising clients.  Consultant advisers with contacts and experience in sales of advertising on search engines and other online properties are being interviewed to obtain Know-How and contacts with advertisers, agents selling advertising and telemarketing companies that will sell advertising on the Neuromama.com All-In-One Internet Platform on a subcontracting basis.  We are also sourcing promotional NeuroPads to aid in our sales efforts as a loss leader.

With the assumption of $3.5 million of total ad sales in 2014 the breakeven point will be reached.  65 of The Jazz Network TV Shows are currently being converted from old video tapes into digital format to meet requirements of the syndication agreement.  Out of the 65 shows only 22 shows have been converted.  Once all shows have been converted into an appropriate format, these shows will be provided to the networks and the networks will insert The Jazz Network TV shows into their TV network programming schedule.  At that time we will start receiving revenues from sale of advertising during these shows.  Under the terms of the syndication agreement, we will be eligible to receive a share of advertising revenues.  The syndication agreement is attached as Appendix “M”.

Please contact the writer if you have any further questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.

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Appendix A

INTELLECTUAL PROPERTY

PURCHASE AGREEMENT

BETWEEN NEUROMAMA, LTD,

AND JOHN STERLING

Igor Weselovsky

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TABLE OF CONTENT

PARTIES, SUBJECT AND DESCRIPTION.. 4

ARTICLE II: PURCHASE AND SALE TRANSACTION...................................... 4

ARTICLE III: SELLER'S REPRESENTATIONS AND WARRANTIES 6

ARTICLE IV: BUYER'S REPRESENTATIONS AND WARRANTIES...................... 7

ARTICLE V: PRE-CLOSING COVENANTS.. 12

ARTICLE VI: OTHER COVENANTS.. 15

ARTICLE VII: CONDITIONS TO OBLIGATION TO CLOSE................................ 17

ARTICLE VIII: INDEMNIFICATION.. 18

ARTICLE IX: TERMINATION.. 20

ARTICLE X: MISCELLANEOUS.. 21

SIGNATURE PAGE.. 24

Igor Weselovsky

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EXHIBIT "A" LIBRARY OF ENTERTAINMENT ASSETS..............................25

THE JAZZ NETWORK 30 MINUTE SHOW LIST..............................26

THE JAZZ NETWORK 1 HOUR SHOW LIST..............................33

PILOT SHOWS..............................37

Igor Weselovsky

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INTELLECTUAL PROPERTY PURCHASE AGREEMENT

This **INTELLECTUAL PROPERTY PURCHASE AGREEMENT** (this "Agreement") is entered into as of September 16, 2013 by and among John Sterling, a California resident ("Seller"), and NeuroMama, Ltd., a Nevada corporation ("NeuroMama" or "Company" or "Buyer"). Seller and Buyer are referred to collectively herein as the "Parties".

WITNESSETH

WHEREAS, Seller is a sole owner of 100% of the Library of Entertainment Assets, or "Intellectual Property" or "Entertainment Assets" or "Acquired Assets", described in Exhibit "A";

WHEREAS, NEUROMAMA is publicly held corporation, engaged in developing its own Content Delivery Platform (NeuroPlatform), and wishes to purchase from Seller 100% of the Library of Entertainment Assets; and

WHEREAS, Seller will transfer its exclusive rights for Entertainment Assets to Buyer under the terms of this Intellectual Property Purchase Agreement and received by Buyer as a result of exclusive rights for Entertainment Assets; and

WHEREAS, Seller will receive 4,866,180 common shares of NEUROMAMA under the terms of this Intellectual Property Purchase Agreement; and

WHEREAS, Buyer will transfer 4,866,180 common shares of NEUROMAMA to Seller, under the terms of this Intellectual Property Purchase Agreement; and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE II
PURCHASE AND SALE TRANSACTION

Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, Buyer will purchase from Seller, and Seller will sell, transfer, assign, convey and deliver to Buyer at the Closing all of the Acquired Assets, free and clear of all Liens.

Section 2.2 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, Buyer will assume and become responsible for the Assumed Liabilities after the Closing. Buyer agrees to pay, perform, honor and discharge, or cause to be paid, performed, honored and discharged, all Assumed Liabilities in accordance with the terms thereof after the Closing. Nothing herein shall be deemed to deprive Buyer of any defenses, set-offs or counterclaims which Seller may have had or which Buyer shall have with respect to any of the Assumed Liabilities (the "Defenses and Claims").

Section 2.3 Purchase Price. In full consideration for the assignment or transfer of the Acquired Assets, the consideration to be paid by Buyer (the "Purchase Price") for the Acquired Assets shall consist of:

(a) Buyer shall issue and transfer to Seller 4,866,180 shares of NEUROMAMA's (the "Shares") voting common stock, $20.55 closing price on 09/03/2013, representing $99,999,999 market value as of 09/03/2013.

Igor Weselovsky

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Section 2.4 Time and Place of Closing. The closing of the Transaction contemplated hereby (the "**Closing**") shall take place through Dean Law Corporation on or about September 16, 2013 (the "**Closing Date**") at 11:00 a.m. (Pacific Time), or at such place and time as mutually agreed upon by the parties hereto.

Section 2.5 Effective Time. The Transaction shall become effective (the "**Effective Time**") at the earlier to occur of (i) such time as all of the conditions to set forth in Article VII hereof have been satisfied or waived by the Parties hereto.

Section 2.6 Deliveries at Closing.

(a) At the Closing, Seller will deliver to Buyer the following duly executed documents and other items:

(i) a Bill of Sale substantially in the form of Exhibit B hereto (the "Bill of Sale");

(ii) the receipt of all third party consents and notices to or from third parties that are required to be delivered or obtained and delivered by Seller;

(vii) Invention Agreements/Assignments; and

(viii) the actual possession of or unfettered access to the Acquired Assets.

(b) At the Closing, Buyer will deliver to Seller the following duly executed documents and other items: ,

(i) the Shares. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), the Buyer shall issue and deliver to Seller stock certificate(s) evidencing 4,866,180 COMMON SHARES, duly endorsed on the reverse side of such stock certificate(s) or accompanied by duly executed stock powers and any and all other duly executed transfer documents required to transfer the SHARES of NEUROMAMA, and at any time, and from time to time, upon request of the Seller after the Closing Date, the Company agrees to duly execute, acknowledge and deliver, without further consideration, all such further documents, and take all such further actions consistent with this Agreement and the Transaction contemplated hereby, as shall be necessary to effectuate the transfer of the NeuroMama's Shares as provided herein free of all liens, security interests, pledges, restrictions, encumbrances, equities, claims, charges, voting agreements, voting trusts, proxies and rights of any kind, nature or description.

Section 2.7 Al location. Buyer and Seller agree to allocate the Purchase Price (as finally determined hereunder), the Assumed Liabilities and all other relevant items among the Acquired Assets in accordance with Section 1060 of the IRC and the Treasury Regulations thereunder. Consistent with the foregoing, Buyer and Seller shall allocate the Purchase Price and the Assumed Liabilities (and all other relevant items) as of the Closing Date. The Purchase Price Allocation shall be conclusive and binding on the parties. None of the Parties will take any position inconsistent with the Purchase Price Allocation on any Tax Return or in any audit or Tax proceeding, unless otherwise required by law.

ARTICLE III
SELLER'S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedule accompanying this Agreement (the "Disclosure Schedule").

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Igor Weselovsky

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Section 3.1 Seller's Good Standing: Seller is a California resident in good standing under the laws of the State of California and has all requisite power and authority to own, lease and operate his assets and to carry on his business as now being conducted. To Seller's Knowledge, he is duly qualified to do business in each jurisdiction where the nature of the business conducted or property owned by him, make such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect on the Acquired Assets.

Section 3.2 Authorization of Transaction.

(a) Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and all other Related Agreements and to perform its obligations hereunder and thereunder.

(b) This Agreement (assuming due authorization and delivery by Buyer) constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

Section 3.3 Noncontravention; Government Filings. Neither the execution and delivery of this Agreement or the Related Agreements nor the consummation of the transactions contemplated hereby and thereby, including the transfer of the Acquired Assets, will (a) to Seller's Knowledge, violate any law or Decree to which Seller is, or his respective assets or properties are, subject or by any foreign, federal, state or local regulatory authority, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material Contract to which Seller is a party or by which it is bound, except for such conflicts, violations, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, have a Material Adverse Effect. To Seller's Knowledge, Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement or any Related Agreement, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially impair or delay Seller's ability to consummate the transactions contemplated hereby or perform its obligations hereunder on a timely basis.

Section 3.4 Title to Assets. At the Closing, Seller has good, valid and marketable titles to, or the rights to use, the Acquired Assets. and Seller will convey at the Closing good, valid and marketable titles to, or Seller's rights to use, all of the Acquired Assets, free and clear of all Liens. Except as set forth in the Disclosure Schedule, no financing statement under the Uniform Commercial Code with respect to any of the Acquired Assets is effective in any jurisdiction, and Seller has not signed any financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement against any of the Acquired Assets.

Section 3.5 Absence of Certain Changes. Except as set forth in the Disclosure Schedule and as otherwise contemplated or permitted hereby, from the execution date of the Memorandum of Agreement through the Closing Date, there has not occurred any Material Adverse Effect with respect to the Acquired Assets.

Section 3.6 Intellectual Property. Seller warrants and represents that:

(a) Disclosure Schedule is an accurate and complete list of the Intellectual Property rights owned by Seller, and all agreements pursuant to which Seller entitles third parties to exploit the Intellectual Property, and represents all such rights as are sufficient, necessary or desirable for Buyer to utilize Acquired Assets;

(b) Seller has full right, power and authority to grant all of the rights, titles and interests granted in the Intellectual Property to the Buyer in this Agreement. No other third party has any rights, titles or interests in the Intellectual Property or the Acquired Assets;

(c) all of the Intellectual Property is valid, subsisting and enforceable, in whole and in part, and Seller has not undertaken or omitted to undertake any acts, and no circumstances or grounds exist, that would

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Igor Weselovsky

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invalidate, reduce or eliminate, in whole or in part, the enforceability or scope of, the Buyer's entitlement to exclusively exploit such rights;

(d) Seller owns or has valid and binding licenses or other rights to use all of the Intellectual Property and there are no other items of Intellectual Property that are material to the ordinary use of Acquired Assets;

(e) Seller has sole, exclusive, valid, irrevocable, unencumbered rights, interests and title to the Intellectual Property and has not granted any encumbrances or other agreements thereon or thereto, and the Intellectual Property is free and clear of all Liens;

(f) to Seller's Knowledge, the Intellectual Property does not infringe the intellectual property or proprietary rights of any third party;

(g) to Seller's Knowledge, no third party is infringing or misappropriating any Intellectual Property owned, licensed or used by Seller;

(h) there are no suits, actions or proceedings presently pending or, to Seller's Knowledge, threatened against Seller that assert that the existence, ownership or operation of the Intellectual Property infringes or misappropriates any third party's intellectual property rights or challenge the validity, legality, enforceability or ownership of any Intellectual Property owned by Seller;

(i) Seller has not entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property;

(j) there are no royalties, fees or other payments payable by Seller to any Person by reason of the ownership, use, license, sale or disposition of any Intellectual Property;

(k) Seller has taken commercially reasonable and customary measures and precautions to protect and maintain the confidentiality of all Intellectual Property and otherwise to maintain and protect the full value of all Intellectual Property;

(l) the consummation of the transactions contemplated by this Agreement or the Related Agreements will not result in the termination or impairment of any of the Intellectual Property;

(m) Seller has delivered or made available to Buyer correct and complete copies of all documents in its possession relating to the Intellectual Property, including licenses and sublicenses of the Intellectual Property to which Seller is a party, and such other documents or materials that contain information necessary or relevant to the Intellectual Property to use Acquired Assets;

(n) to Seller's Knowledge, all persons, including, without limitation, employees, agents, consultants and contractors of Seller who have contributed to or participated in the conception and development of any Intellectual Property have entered into written agreements with Seller assigning and conveying to Seller full, effective, exclusive and original ownership of all such Intellectual Property, and copies of all such written agreements or instruments of assignment have been delivered to Buyer; and

(o) Seller agrees that, upon Buyer's request, it will, at Buyer's expense, sign all papers, take all rightful oaths, and do all acts which may be necessary, desirable or convenient for securing and maintaining patents, trademarks or other protection for the Intellectual Property in any and all countries and for vesting titles thereto in Buyer, its successors, assigns and legal representatives or nominees, or which may be necessary to exploit or defend its rights in the Intellectual Property. Seller hereby authorizes and requests that the Commissioner of Patents and Trademarks of the United States and any official of any country or countries foreign to the United States whose duty it is to issue patents or other evidence or forms of intellectual property on applications as aforesaid, to issue the same for the Intellectual Property to Buyer its successors, assigns and legal representatives, or to such nominees as it may designate.

Igor Weselovsky

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Section 3.7 Tax Matters.

(a) all Tax Returns which Seller is required to file on or before the Closing Date have been or will be duly and timely filed;

(b) Seller has not requested or been granted an extension of time for filing any Tax Return that has not yet been filed,

(c) all information provided in each such Tax Return is true, correct and complete to best of Seller's Knowledge, information and belief;

(d) Seller has timely paid all Taxes that have become due and payable as Taxes imposed on it, pursuant to such Tax Returns or otherwise, or pursuant to any assessment received by it;

(e) to Seller's Knowledge, all Taxes that the Seller is or was required to withhold or collect have been duly held or collected and, to the extent required, have been paid in full to the appropriate Governmental Authority;

(f) to Seller's Knowledge, no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax;

(g) no claim exists against Seller for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return of or with respect to Seller, and

(h) no Lien for Taxes exists against any of the Acquired Assets (other than Liens for Taxes not yet due or payable).

Section 3.8 Legal Compliance. Seller, to his Knowledge, is and has been in compliance with all applicable laws relating to the Acquired Assets, except where any such noncompliance by Seller would not result in any Material Adverse Effect to the Acquired Assets.

Section 3.9 Litigation; Decrees. There is no Litigation pending or, to Seller's Knowledge, is threatened which (a) would have a Material Adverse Effect, (b) challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of the transactions contemplated hereby, (c) involves a claim for product liability or (d) relates to the Intellectual Property of Seller. To Seller's Knowledge, Seller is not subject to any outstanding Decree which (i) has a Material Adverse Effect or (ii) would prevent or materially impair or delay Seller's ability to consummate the transactions contemplated hereby or perform its obligations hereunder on a timely basis.

Section 3.10 Insurance. There are no claims related to the Seller, the Acquired Assets pending under any insurance policies.

Section 3.11 Powers of Attorneys. No Persons hold any general or specific powers of attorney from Seller relating to the Acquired Assets.

Section 3.12 Brokers' Fees. Seller has not entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated hereby for which Buyer could become liable or obligated to pay.

, Section 3.13 Disclosure of Information. Seller has had an opportunity to ask questions and receive answers from NeuroMama, Ltd. regarding the terms and conditions of the Equity Issuance and the business, its prospects and financial condition.

Section 3.14 Investment Purpose. Seller is acquiring the Shares solely for the purpose of investment. Seller acknowledges that the Shares are not registered under the Securities Act. Seller does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares.

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Igor Weselovsky

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Section 3.15 Restricted Securities. Seller understands that the Shares will be characterized as "restricted securities" under the federal securities laws, inasmuch as they are being acquired from NeuroMama, Ltd. in a transaction not involving a public offering, and that under such laws and applicable regulations such Shares may not be resold without registration under the Securities Act, except in certain limited circumstances. Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares and on requirements relating to NeuroMama, Ltd. that are outside Seller's control, and that the Company is under no obligation and may not be able to satisfy. Seller understands and acknowledges that he may not rely on the exemption from registration set forth in Rule 144 promulgated under the Securities Act for the resale of the Shares after the consummation of the Agreement and Shares can only be resold in the following manner:

The 1st 12 month 100,000 shares
The 2nd 12 month 100,000 shares
The 3rd 12 month 100,000 shares
The 4th 12 month 100,000 shares
The 5th 12 month 100,000 shares
The next 60 month 1 million shares
The next 60 month 1,366,180 shares
The next 60 month 2 million shares

Section 3.16 Accredited Investor. Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The information provided by Seller to Buyer in its investor questionnaire attached hereto as Exhibit C is true and accurate in all material respects.

Section 3.17 Information Supplied. To Seller's Knowledge, none of: (i) the information, documents or other due diligence matters supplied or to be supplied by or on behalf of the Seller in connection with this Agreement and the Related Agreements, (ii) the representations and warranties of Seller contained in this Agreement or any Related Agreement and (iii) the Disclosure Schedule attached hereto, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.18 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article III or expressly contained in any Related Agreement, Seller makes no other representation or warranty, express or implied.

ARTICLE IV
BUYER'S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller that now and as of the Closing Date:

Section 4.1 Due Organization and Qualification; Due Authorization.

(i) NEUROMAMA is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and authority to own, lease and operate its respective business and properties and to carry on its business in the places and in the manner as presently conducted or proposed to be conducted.

(ii) NEUROMAMA has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the Transaction contemplated hereby. NEUROMAMA has taken

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all corporate action necessary for the execution and delivery of this Agreement and the consummation of the Transaction contemplated hereby, and this Agreement constitutes the valid and binding obligation of NEUROMAMA, enforceable against the Company in accordance with its terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section 4.2 No Conflicts or Defaults. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Articles of Incorporation or By-laws of the Company, or (b) with or without the giving of notice or the passage of time (i) violate, conflict with. or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which the Company is a party or by which the Company is bound, or any judgment, order or decree, or any law, rule or regulation to which the Company is subject, (ii) result in the creation of, or give any party the right to create, any lien, charge, encumbrance or any other right or adverse interest ("Liens") upon any of the assets of the Company, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which the Company is a party or by which the Company's assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

Section 4.3 Taxes. The Company has, to the best of its knowledge, filed all tax returns and reports which were required to be filed on or prior to the date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value-added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, "Taxes"), and, to the best of its knowledge, has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefore have been established.

Section 4.4 Compliance with Law. The Company, to the best of its knowledge, is conducting its business in material compliance with all applicable laws, ordinances, rules, regulations, court or administrative order, decree or process ("Applicable Laws"). The Company has not received any notice of violation or claimed violation of any Applicable Law.

Section 4.5 Litigation. There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened, against the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor to the knowledge of the Company, has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the twelve month period preceding the date hereof;

There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or materially affecting the business of the Company; and

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The Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any Applicable Law.

Section 4.6 Shares. NeuroMama's common stock is presently quoted on the OTC Bulletin Board under the symbol "NERO" and is not subject to any notice of suspension or delisting. Except for the warrants to be issued in a concurrent private placement, there are no outstanding or authorized stock appreciation rights, phantom stock, warrants, convertible securities, script or similar rights with respect to the Company's capital stock and no person has any right of first refusal, preemptive right, right of participation or any similar right to participate in the issuance of the Shares or to acquire any equity securities of NeuroMama, Ltd.

Section 4.7 SEC Reports. The Company's SEC Reports are (i) accurate and complete, (ii) contain all information required to be filed under the rules and regulations of the SEC, (iii) are not subject to any outstanding SEC comment letters or inquiries, and (iv) do not contain any false statement of fact or fail to state any fact necessary to make the facts stated therein not misleading. The Company has never been subject to any investigation, injunction or cease and desist action by the Securities and Exchange Commission or other federal or state regulatory agency and to its Knowledge is not currently subject to such pending or threatened actions.

Section 4.8 Brokers' Fees. Buyer has not entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or any of its Affiliates could become liable or obligated to pay.

Section 4.9 Disclosure of Information. Buyer has had an opportunity to ask questions and receive answers from Seller.

Section 4.10 Shares. The Shares represent less than 1 percent (1%) of the fully-diluted voting common stock of NeuroMama, Ltd. as of the date of Closing.

Section 4.11 Information Supplied. To Buyer's Knowledge, none of: (i) the information, documents or other due diligence matters supplied or to be supplied by or on behalf of Buyer in connection with this Agreement and the Related Agreements, (ii) the representations and warranties of Buyer contained in this Agreement or any Related Agreement and (iii) the Disclosure Schedule attached hereto, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.12 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article IV or expressly contained in any Related Agreement, neither Buyer nor any Person on behalf of Buyer makes any other representation or warranty, expressed or implied.

Section 4.13 Noncontravention. Neither the execution and delivery of this Agreement and all other Related Agreements, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II) or thereby will (a) conflict with or result in a breach of the certificate of incorporation or bylaws, or other organizational documents, of the Company, (b) violate any law or Decree to which the Company is, or its respective assets or properties are, subject or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which Buyer is a party or by which it is bound, except, in the case of either clause (b) or (c), for such conflicts, breaches, defaults, accelerations, rights or failures to give notice as would not, individually or in the aggregate, have a material adverse effect on Buyer. Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement or any Related Agreement, except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, prevent or materially impair or delay Buyer's ability to consummate the transactions contemplated hereby or perform its obligations hereunder on a timely basis.

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ARTICLE V
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing (except as otherwise expressly stated to apply to a different period):

Section 5.1 Efforts; Cooperation.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.2(a)), each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) Seller shall use its reasonable best efforts to cause the conditions set forth in Section 7.1 to be satisfied or fulfilled, and (ii) Buyer shall use their reasonable best efforts to cause the conditions set forth in Section 7.2 to be satisfied or fulfilled.

(b) Without limiting the generality of Section 5.1(a), the Parties shall not take any action to materially diminish the ability of any Party to consummate, or materially delay any Party's ability to consummate, the transactions contemplated hereby, including taking any action that is intended or would reasonably be expected to result in any of the conditions to any Party's obligations to consummate the transactions contemplated hereby to not be satisfied.

(c) Without limiting the generality of Section 5.1(a), Seller shall cooperate with Buyer and vendors, suppliers, distributors, manufacturers and other Persons engaged by Buyer or its Representatives with respect to the transition of the Acquired Assets from Seller to Buyer.

Section 5.2 Notices and Consents. Prior to the Closing and as necessary following the Closing:

(a) Seller will give, or will cause to be given, any notices to third parties, and Seller will use its commercially reasonable efforts to obtain any third party consents or sublicenses necessary and appropriate to consummate the transactions contemplated hereby.

(b) Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of Governmental Authorities necessary and appropriate to consummate the transactions contemplated hereby.

Section 5.3 Preservation of the Acquired Assets. Except as otherwise contemplated hereby or as required by law, Seller will use commercially reasonable efforts to (i) preserve and maintain the Acquired Assets, (ii) preserve any and all permits and licenses, and (iii) prevent any development or changes which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.4 Ongoing Activities. Without limiting the generality of Section 5.3, except as contemplated hereby or as required by law, without Buyer's prior written consent (which shall not be unreasonably withheld, conditioned or delayed), Seller shall not, without the prior written consent of the Buyer, take any of the following actions with respect to the Acquired Assets:

(i) take any action or enter into any transaction that would be required to be disclosed on the Disclosure Schedule;

(ii) create, incur or assume any obligations which (a) materially affects the Acquired Assets or (b) the Buyer's ability to use the Intellectual Property and the Acquired Assets in substantially the same manner and conditions as conducted by Seller on the date of this Agreement;

(iii) transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of the Intellectual Property, other than nonexclusive licenses in the ordinary

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course of business consistent with past practice, or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

(iv) incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person;

(v) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(vi) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Seller or any Subsidiary) not in excess of $1,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations;

(ix) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi) voluntarily incur any material liability or obligation (whether absolute, accrued, contingent or otherwise);

(xii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xiii) take any action that would reasonably be expected to delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement;

(xiv) change the terms of agreements with vendors, suppliers, distributors, manufacturers or customers; or

(xv) authorize or agree to do any of the foregoing actions.

Section 5.5 Notice of Developments. Each of Seller and Buyer will give prompt written notice to the other Party of (a) the existence of any fact or circumstance, or the occurrence of any event, of which it has Knowledge which would reasonably be likely to cause a condition to a Party's obligations to consummate the transactions contemplated hereby set forth in Section 6.11(b) not to be satisfied as of a reasonably foreseeable Closing Date, (b) the receipt of any notice or other communication from any Governmental Authority or any securities market or securities regulator in connection with the transactions contemplated by this Agreement, and/or (c) the existence of any fact or circumstance, or the occurrence of any event, of which it has Knowledge which would reasonably be likely to cause its representations and warranties set forth in this Agreement and the Related Agreements to be untrue, misleading or incomplete; provided, however, that the delivery of any such notice pursuant to this Section 5.5 shall not be deemed to amend or supplement this Agreement and the failure to deliver any such notice shall not constitute a waiver of any right or condition to the consummation of the transactions contemplated hereby by any Party. Seller will give prompt written notice to Buyer of (a) any Material Adverse Effect, (b) any event, occurrence or emergency not in the ordinary course of business, and (c) any material event involving the Intellectual Property.

Section 5.6 Notice of Supplemental Disclosure. Without limiting the obligations of Seller contemplated by Section 5.5, from and after the date hereof but prior to the second Business Day prior to the Closing Date, Seller

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may inform Buyer pursuant to this Section 5.6 that any representation or warranty of Seller was, may have been or may have been deemed to have been inaccurate when made and provide a proposed supplement to the Disclosure Schedule delivered as of the date hereof to correct such actual or potential inaccuracy as if set forth on the Disclosure Statement as of the date hereof (a "Disclosure Supplement"). If the inaccuracies contemplated by such Disclosure Supplement are sufficiently material in Buyer's sole and reasonable judgment to prevent the satisfaction of the condition set forth in Section 7.1(a), Buyer may terminate this Agreement.

Section 5.7 Access; Confidentiality.

(a) Any information (except publicly available or freely usable material obtained from another source) respecting any Party or its Affiliates will be kept in strict confidence by all the Parties to this Agreement and their respective Representatives. Except as required by law, each Party and their respective Affiliates and Representatives will not disclose another Party's information and/or the terms of the transactions contemplated hereunder at any time, currently, or on or after the Closing, regardless of whether the Closing takes place, except as reasonably required by the receiving Party's Representatives, in which instance such Persons shall be advised of the confidential nature of the information and the terms of the transaction and shall themselves be required by the receiving Party to keep such information confidential. Notwithstanding the foregoing, all information obtained pursuant to this Section 5.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 5.8 Bulk Transfer Laws; Bulk Transfer Sales Tax. Seller and Buyer waive compliance with applicable bulk transfer or similar laws, if any, and applicable bulk transfer sales tax clearance or similar laws, if any. Seller shall indemnify and hold harmless the Buyer Indemnified Parties from any Damages arising from claims made by Person under applicable bulk sales or similar laws, if any, and bulk transfer sales tax clearance or similar laws, if any, applicable to the transactions contemplated in this Agreement.

Section 5.9 Non-Solicitation. Until the earlier of (x) the Closing Date, or (y) the termination of this Agreement pursuant to Article IX, whichever is earlier, (a) Seller shall not (and cause his Representatives not to), directly or indirectly: (i) solicit, encourage, assist, initiate or facilitate the making, submission or announcement of any Transaction Proposal, (ii) furnish any non-public information regarding Seller, and/or the Acquired Assets to any Person (other than Buyer and its Representatives) in connection with or in response to a Transaction Proposal, (iii) engage, participate in or continue discussions or negotiations with any Person with respect to, or which could be expected to lead to, a Transaction Proposal, or (iv) discuss, negotiate or enter into any letter of intent, agreement in principle or other similar agreement related to any Transaction Proposal; and (b) Buyer shall not enter into any letter of intent, agreement in principal or other similar agreement for a merger, take-over bid, plan of arrangement, consolidation, asset sale, share sale or exchange, business combination or similar transaction, involving Buyer, on one hand, and any third party, on the other hand. Seller shall promptly advise Buyer of any inquiries from other parties regarding a Transaction Proposal. Buyer shall promptly advise Seller of any inquiries from other parties regarding any possible agreement in principal or other similar agreement for a merger, take-over bid, plan of arrangement, consolidation, asset sale, share sale or exchange, business combination or similar transaction, involving Buyer, on one hand, and any third party, on the other hand. As used herein, "Transaction Proposal" means (other than the transactions contemplated by this Agreement) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person at any time relating to (i) the Acquired Assets, and/or (ii) a merger, take-over bid, plan of arrangement, consolidation, asset sale, share sale or exchange, business combination or similar transaction, involving the Acquired Assets, on one hand, and any third party, on the other hand. The breach of this Section 5.9 by either party will result in payment by the breaching party of liquidated damages in the amount of One Million Dollars ($1,000,000) to the non-breaching party. The Parties agree that, in the event of the breach of this Section 5.9, the foregoing amount payable by the breaching party to the non-breaching party shall be treated as liquidated damages and not a penalty.

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ARTICLE VI
OTHER COVENANTS

The Parties agree as follows with respect to the period from and after the Closing:

Section 6.1 Cooperation. The Parties shall cooperate with each other, and shall use their commercially reasonable efforts to cause their respective Representatives to cooperate with each other, to provide an orderly transition of the Acquired Assets from Seller to Buyer as requested by any Party and at the requesting Party's sole cost and expense (and without liability of any kind to the other Party cooperating with such request in providing such requested actions other than arising from the cooperating Party's gross negligence, willful misconduct or bad faith in connection therewith).

Section 6.2 Further Assurances; Inadvertent Transfers of Assets.

(a) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will, at the requesting Party's sole cost and expense, take such further action (including the execution and delivery of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation, providing materials and information) as the other Party may reasonably request which actions shall be reasonably necessary to transfer, convey or assign to Buyer all of the Acquired Assets or to confirm Buyer's assumption of the Assumed Liabilities.

(b) Without limiting the provisions of Section 6.2(a), to the extent that either of the Parties discovers any additional assets or properties, including any Intellectual Property, which should have been transferred or assigned to Buyer as Acquired Assets but were not so transferred or assigned, Buyer and Seller shall cooperate and execute and deliver any instruments of transfer or assignment reasonably necessary to transfer and assign such asset or property to Buyer without further consideration. Without limiting the provisions of Section 6.2(a), to the extent that either Buyer or Seller discovers any assets or properties, including any Intellectual Property, which is an Excluded Asset which was inadvertently or otherwise mistakenly transferred or assigned to Buyer, Buyer and Seller shall cooperate and execute and deliver any instruments of transfer or assignment reasonably necessary to transfer and assign such asset or property back to the applicable Seller.

Section 6.3 Access; Enforcement; Record Retention. From and after the Closing, upon request by Buyer, Seller will permit Buyer and its Representatives to have reasonable access to all records and Contracts of or related to the Acquired Assets or the Assumed Liabilities; provided, however, that, for avoidance of doubt, the foregoing shall not require Seller to take any such action if it (a) may result in a waiver or breach of any attorney/client privilege, (b) could reasonably be expected to result in violation of applicable law. Without limiting the generality of the immediately preceding sentence, such reasonable access may be for the purposes of (i) preparing Tax Returns, (ii) monitoring or enforcing rights or obligations of Buyer under this Agreement or any of the Related Agreements, or (iii) complying with the requirements of any Governmental Authority. Seller agrees to maintain the files or records which are contemplated by the first sentence of this Section 6.3 in a manner consistent in all material respects with its document retention and destruction policies, as in effect from time to time, for seven years following the Closing.

Section 6.4 Tax Matters. Buyer shall pay any stamp, documentary, registration, use, transfer, sales, added-value or other non-income Tax (a "Transfer Tax") imposed under applicable law in connection with the transactions contemplated hereby. Seller and Buyer shall cooperate to prepare and timely file any Tax Returns required to be filed in connection with Transfer Taxes described in the immediately preceding sentence.

Section 6.5 Insurance Matters. Buyer acknowledges that, upon Closing, all insurance coverage provided in relation to Seller that is maintained by Seller shall cease to provide any coverage to Buyer in connection with the Acquired Assets and no further coverage shall be available to Buyer under any such policies. Nothing in the foregoing sentence shall limit or restrict Buyer's right to insurance claims Seller may have under insurance policies with respect to or relating to the conduct, operation, ownership and/or use of the Acquired Assets arising before or on the Closing Date and which are included in the Acquired Assets. Pursuant to the Disclosure Schedule, nothing in

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the foregoing paragraph shall prohibit Seller from maintaining appropriate insurance to cover any Excluded Liabilities.

Section 6.6 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure to the extent practicable and permissible under applicable law); and provided, further, that each of the Parties may make internal announcements to their respective employees that are not inconsistent in any material respects with the Parties' prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.7 Registration Rights.

(a) Registration Rights. If Buyer at any time proposes to file a registration statement to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both, except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Shares ("Registrable Securities"), provided the Registrable Securities are not otherwise registered for resale by the Seller pursuant to an effective registration statement or may be sold pursuant to Rule 144 promulgated under the Securities Act in which case they shall be deemed to no longer be Registrable Securities, each such time Buyer will give at least fifteen (15) days' prior written notice to the record holder of the Registrable Securities of its intention so to do. Upon the written request of the holder, received by Buyer within ten (10) days after the giving of any such notice by Buyer, to register any of the Registrable Securities not previously registered as permitted by the Securities and Exchange Commission for an offering to be made on a continuous basis pursuant to Rule 415, the Company will cause such Registrable Securities as to which registration shall have been so requested to be included with the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition of the Registrable Securities so registered by the holder of such Registrable Securities (the "Holder" or "Holders"). In the event that any registration pursuant to this Section 6.11 shall be, in whole or in part, an underwritten public offering of common stock of NeuroMama, Ltd., the number of shares of Registrable Securities to be included in such an underwriting may be reduced by the managing underwriter if and to the extent that the Company and the underwriter shall reasonably be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by NeuroMama, Ltd. therein; provided, however, that the Company shall notify the Holder in writing of any such reduction and reasons therefor. Notwithstanding the foregoing provisions, the Company may withdraw or delay or suffer a delay of any registration statement referred to in this Section 6.11 without thereby incurring any liability to the Holder due to such withdrawal or delay. Notwithstanding anything to the contrary herein, in the event that the Securities and Exchange Commission limits the amount of Registrable Securities that may be sold by selling security holders in a particular Registration Statement, the Company may scale back (i.e. remove) from such registration statement such number of Registrable Securities on behalf of all selling security holders who have exercised similar registration rights on a pro-rata basis based on the total number of Registrable Securities held by such selling security holder.

(b) Expenses. Buyer will pay all expenses incurred by it, including, without limitation, all registration and filing fees, fees and disbursements of the Company's counsel and independent public accountants and fees and expenses incurred in connection with complying with state securities or "blue sky" laws. In no event shall Buyer be responsible for any broker or similar commissions of any Holder or any legal fees or other costs of any Holder.

(c) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless NeuroMama, Ltd., its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against any losses, claims, damages or liabilities incurred by the Company arising out of or based solely upon: (i) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (ii) any untrue or alleged untrue statement of a material fact provided by Holder contained in any registration statement under which the Registrable Securities were registered, any preliminary or final prospectus contained therein, or in any

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amendment or supplement thereto or in any preliminary or final prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE VII
CONDITIONS TO OBLIGATION TO CLOSE

Section 7.1 Conditions to Buyer's and Seller's Obligations. Buyer's and Seller's obligations to consummate the transactions contemplated hereby in connection with the Closing are subject to satisfaction or waiver of the following conditions:

(a) the representations and warranties set forth in Article III shall have been true and correct in all material respects (except that any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect" shall be true and correct in all respects) on the date hereof (except to the extent expressly made as of an earlier date, in which case as of such date as if made at and as of such date), except where the failure of such representations and warranties to be so true and correct in all material respects (or true and correct for any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect") has not resulted in a Material Adverse Effect on the Acquired Assets or diminution of the benefits of Buyer hereunder;

(b) Seller shall have performed and complied with its covenants and agreements hereunder through the Closing in all material respects;

(c) (i) all notices to third parties have been delivered on or prior to the Closing shall have been delivered, and all third party consents or sublicenses have been received on or prior to the Closing shall have been received, except where the failure to deliver such notices or to receive such consents or sublicenses would not have a Material Adverse Effect, and (ii) Buyer shall have received evidence of each of the foregoing reasonably satisfactory to it;

(d) no Decree shall be in effect which (i) prohibits consummation of any of the transactions contemplated by this Agreement, or (ii) would be reasonably expected to result in any of the transactions contemplated by this Agreement being rescinded following consummation thereof;

(e) each delivery contemplated by Section 2.6 (a) to be delivered to Buyer shall have been delivered;

(f) Buyer shall have completed its due diligence investigation of Seller, and the Acquired Assets, and the results of such investigation are satisfactory to the Buyer in its sole discretion, but such due diligence shall be completed no later than September 16, 2013;

(g) Buyer shall have received the Legal Opinion; and

(h) There shall have been no Material Adverse Effect.

Section 7.2 Conditions to Seller's Obligations. Seller's obligation to consummate the transactions contemplated hereby in connection with the Closing are subject to satisfaction or waiver of the following conditions:

(a) the representations and warranties set forth in Article IV shall have been true and correct in all material respects (except that any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect" shall be true and correct in all respects) on the date hereof (except to the extent expressly made as of an earlier date, in which case as of such date as if made at and as of such date), except where the failure of such representations and warranties to be so true and correct in all material respects (or true and correct for any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect") has not resulted in a Material Adverse Effect on Buyer or diminution of the benefits of Seller hereunder;

(b) Buyer and Seller shall have performed and complied with its covenants and agreements hereunder through the Closing in all material respects;

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(c) no material Decree shall be in effect which (i) prohibits consummation of any of the transactions contemplated by this Agreement, or (ii) would be reasonably expected to result in any of the transactions contemplated by this Agreement being rescinded following consummation thereof;

(d) each delivery contemplated by Section 2.5(b) to be delivered to Seller shall have been delivered.

Section 7.3 No Frustration of Closing Conditions. Neither Buyer nor Seller may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was caused by such Party's or its Affiliates' failure to comply with the terms and conditions of this Agreement with respect to satisfying the conditions to the consummation of the transactions contemplated hereby or by any other breach of a representation, warranty or covenant hereunder.

ARTICLE VIII
INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties. The representations and warranties of the Parties will survive the Closing and will remain in full force and effect thereafter until the second anniversary of the Closing Date, after which time they shall be of no further force or effect and upon which no claim for indemnification may be made with respect to breaches thereof; provided, however, that the representations and warranties set forth in Sections 3.2, 3.4, 3.5, 3.7, 3.8, 3.10, 3.12, 3.14, 3.22, 4.2, 4.4, 4.9 and 4.10 shall survive indefinitely. There shall be no limitation on the time during which a claim for indemnification may be made for any instance of fraud by any Party of any provision of this Agreement or any Related Agreement.

Section 8.2 Indemnification Provisions for Buyer's Benefit. Subject to the limits set forth in this Article VIII, from and after the Closing, Seller shall defend and hold Buyer, and its respective Affiliates and officers, directors, stockholders, employees, agents and other Representatives (each, a "Buyer Indemnified Party") harmless from and against any and all actual losses, claims, liabilities, debts, damages, fines, penalties, costs (in each case, including reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel) (collectively, "Damages") incurred as a result of:

(a) any breach of any representation or warranty of Seller set forth in this Agreement;

(b) any failure to perform any covenant or agreement of Seller set forth in this Agreement;

(c) any of the Excluded Liabilities;

(d) the conduct of and the operation or ownership of the Acquired Assets on or prior to the Closing Date and/or from acts or omissions related thereto arising on or prior to the Closing Date;

(e) any Excluded Assets; and/or

(f) the noncompliance by Seller with respect to any bulk transfer law in connection with the transactions contemplated by this Agreement.

Section 8.3 Indemnification Provisions for Seller's Benefit. Subject to the limits set forth in this Article VIII, from and after the Closing, Buyer and Atlas shall defend and hold Seller, its Affiliates and its and their respective officers, directors, stockholders, employees, agents and other Representatives (each, a "Seller Indemnified Party") harmless from and against any and all Damages incurred as a result of:

(a) any breach of any representation or warranty of Buyer and Seller set forth in this Agreement;

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(b) any failure to perform any covenant or agreement of Buyer and Seller set forth in this Agreement;

(c) any of the Assumed Liabilities.

Section 8.4 Limitations on Indemnification; Calculation of Damages.

Notwithstanding anything to the contrary set forth in this Article VIII:

(a) No Buyer Indemnified Party nor Seller Indemnified Party (the "Indemnified Party") shall be entitled to recover from Seller or Buyer, respectively (the "Indemnifying Party"), for any claim for indemnity in respect of Damages arising under Section 8.2(a) or Section 8.3(a), respectively, unless and until, and then only to the extent that, the total of all such claims against Seller or Buyer, respectively, in respect of such Damages exceeds $50,000 (the "Basket"), and in such event from dollar one.

(b) The Buyer Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover from Seller or Buyer, respectively, Damages that are punitive Damages, Damages for lost profits or diminution in value or consequential, exemplary or special Damages.

(c) Any claim for indemnification must be asserted by an Indemnified Party within seventy-two (72) months of the Closing Date.

Section 8.5 Matters Involving Third Parties.

(a) If any third party shall notify any Indemnified Party of any third party claim, demand, assessment or the commencement of any Litigation (each, a "Third Party Claim") which may give rise to a claim for indemnification pursuant to this Article VIII, the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third Party Claim or the commencement of Litigation with respect thereto) notify the Indemnifying Party thereof in writing stating that the Third Party Claim may give rise to a claim for indemnification against the Indemnifying Party and specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) The Indemnifying Party will have the right at any time to assume the defense against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and control the defense of such Third Party Claim so long as the Indemnifying Party conducts such defense in a reasonably diligent manner.

(c) From and after the date that the Indemnifying Party has assumed and is conducting the defense of the Third Party Claim in accordance with Section 8.5(b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in, but not control, the defense of the Third Party Claim; (ii) the Indemnifying Party and the Indemnified Party shall cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim, including providing access to any relevant records, and Representatives; provided, however, that, for avoidance of doubt, the foregoing shall not require any Party to waive, or take any action which has the affect of waiving, its attorney-client privilege with respect thereto; (iii) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party; and (iv) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed).

(d) In the event that the Indemnifying Party has not assumed the defense of the Third Party Claim after notice thereof, (i) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate; (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and

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periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses) to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder; and (iii) the Indemnifying Party will remain responsible for any costs the Indemnified Party may incur resulting from the Third Party Claim to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder.

Section 8.6 Claims and Payment; Treatment of Payments. On each occasion that any Indemnified Party shall be entitled to indemnification under this Article VIII, the Indemnifying Party shall, at each such time, promptly pay the amount of such indemnification following the receipt of notice of a claim therefor. All notices of claims for indemnification hereunder by any Indemnified Party shall be made with reasonable particularity and shall state the amount of Damages sought thereunder. Any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

Section 8.7 Exclusive Remedy. From and after the Closing, other than in the event of fraud, the remedies set forth in this Article VIII shall be the sole and exclusive remedy of the Indemnified Parties for Damages relating to the subject matter hereof.

ARTICLE IX
TERMINATION

Section 9.1 Termination of Agreement. The Parties may terminate this Agreement at any time prior to the Closing as provided below:

(a) by the mutual written consent of the Parties;

(b) by either Party by giving written notice to the other Party if:

(i) any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, or Decree or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such statute, rule, regulation, order or Decree or other action shall have become final and non-appealable provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a Party if the failure to consummate the Closing because of such action by a Governmental Authority shall be due to the failure of such Party to have fulfilled any of its obligations under this Agreement;

(ii) the Closing shall not have occurred prior to September 16, 2013 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date; and

(c) by Buyer by giving written notice to Seller as and to the extent Buyer has a right of termination pursuant to Section 5.6.

Section 9.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 9.1, all rights and obligations of the Parties hereunder shall terminate upon such termination and shall become null and void (except that Section 5.7(b), Section 5.9, Article X and this Section 9.2 shall survive any such termination) and no Party shall have any Liability to any Party hereunder or to any of their respective Representatives; provided, however, that nothing in this Section 9.2 shall relieve any Party from Liability under Article VIII for any breach of any of the representations and warranties (but solely to the extent such breach was willful, grossly negligent or fraudulent) set forth in this Agreement occurring prior to any such termination.

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ARTICLE X
MISCELLANEOUS

Section 10.1 Expenses. Except as otherwise expressly set forth herein, each Party will bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants.

Section 10.2 Entire Agreement. This Agreement, the Related Agreements and the Confidentiality Agreement constitute the entire agreement between the Parties and supersede any prior understandings, agreements or representations (whether written or oral) by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 10.3 Incorporation of Annexes, Exhibits and Disclosure Schedule. The Annexes and Exhibits to this Agreement and the Disclosure Schedule are incorporated herein by reference and made a part hereof.

Section 10.4 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party except as expressly provided herein. No waiver of any breach of this Agreement shall be construed as an implied amendment or agreement to amend or modify any provision of this Agreement. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation or breach of warranty or covenant. No conditions, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless this Agreement is amended or modified in writing pursuant to the first sentence of this Section 10.4 except as expressly provided herein. Except where a specific period for action or inaction is provided herein, no delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

Section 10.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties.

Section 10.6 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing except as expressly provided herein. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient; (b) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid); (c) upon receipt of confirmation of receipt if sent by facsimile transmission; or (d) three Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller: John Sterling

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With a copy (which shall not constitute notice to Seller) to:

Dean Law Corp.
Attn: Faiyaz Dean, Esq.
601 Union Street, Suite 4200
Seattle, Washington 98101
Phone No.: (206) 274-4598
Fax No.: (206) 493-2777
Email: fdean@deanlawcorp.com

If to Buyer: NeuroMama, Ltd.
181/2 Krasniy Prospekt, # 704
630049, Novosibirsk, Russia

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Section 10.6.

Section 10.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF CALIFORNIA WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF CALIFORNIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF CALIFORNIA.

Section 10.8 Arbitration. Unless otherwise prohibited by law or specified below, all disputes, claims and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation shall be resolved solely and exclusively by final and binding arbitration held in California, through Judicial Arbitration & Mediation Services/Endispute ("JAMS") or the American Arbitration Association ("AAA") under the then existing JAMS or AAA commercial arbitration rules as decided by the filing party. However, nothing in this Section 10.8 is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party in any such arbitration shall be responsible for its own attorneys' fees and related costs and necessary disbursements. The laws of the State of California shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement and any Related Agreement shall be governed by the laws of the State of California applicable to a contract negotiated, signed, and wholly to be performed in the State of California, which laws the arbitrator shall apply in rendering his or her decision. The arbitrator shall have no authority to award punitive or other exemplary damages. This arbitration clause shall survive the termination of this Agreement or any Related Agreement.

Section 10.9 Waivers of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10 Specific Performance; Consent to Jurisdiction. Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached, so that, in addition to any other remedy that a Party may have under law or equity, a Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof. Any action brought by either Party against the other to compel arbitration or for specific enforcement or injunction relief shall be brought only in the state courts or federal courts sitting in California. Each of the Parties irrevocably and unconditionally

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waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any Litigation so brought and waives any bond, surety or other security that might be required of any other Party.

Section 10.11 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated only to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent possible, the economic, business and other purposes of the invalid or unenforceable provision.

Section 10.12 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than Buyer, Seller and their respective successors and permitted assigns.

Section 10.13 Mutual Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity, or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.14 Disclosure Schedule. All capitalized terms not defined in the Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Seller in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Disclosure Schedule. All attachments to the Disclosure Schedule are incorporated by reference into the Disclosure Schedule in which they are directly or indirectly referenced. The information contained in the Disclosure Schedule is in all respects provided subject to the Confidentiality Agreement.

Section 10.15 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.16 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

NEUROMAMA, LTD.

By: ______________________ Sept, 18-2013

Igor Weselovsky
President & CEO, Director

JOHN STERLING

By: ______________________ 9/16/13

John Sterling
13659 Victory Blvd #215
Van Nuys, CA 91401

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EXHIBIT "A"

LIBRARY OF ENTERTAINMENT ASSETS

(ACQUIRED ASSETS)

#1. 90 minutes of Cabaret type variety show **"Fantazmus"** with **Ilya Reznik** in the leading role, and 28 Olympic and World Champions rhythmic gymnasts performing. Choreographed by **Olga Morozova,** music written by **Raimonds Pauls. Ilia Reznik** is the most famous songwriter in former USSR, and Raimonds Pauls is the most famous composer in former USSR. Olga Morozova is one of the best coaches for Rhythmic Gymnastics in USSR (Never released)

https://www.dropbox.com/sh/hvj3zzs5cxzpqug/NXFaTXnGOi

#2. Feature film **"Under The Gun"** with **Vanessa Lyne Williams** in the leading role. (Never released)

#3. Music film **"Live at Ventura Beach, California"** of the live show in the Ventura Beach with 5,000 spectators with **Eric Burdon from the Animals and Robby Krieger from the Doors** performing there. (DVD was already released in Germany.)

#4. Feature film **"Comeback"**, with **Eric Burdon** in the leading role. (Never released)

#5. Feature film **"Road Stories"** featuring **Frankie Avalon and many other famous musicians.** With **Frankie Avalon** in the leading role. (Never released)

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THE JAZZ NETWORK 30 MIN. SHOW LIST

Host for these shows: **Buster Jones**

#1 **Rick Zunigar** (Stevie Wonder's Guitarist) with trio live in studio and **Dave Koz** video

#2 **Thurman Green** (Trombonist) live in studio with **Lou Rawls** video

#3 **Marcus Roberts** (Wynton Marsalis Pianist) with footage from **"Deep in the Shed"**

#4 **Sid Jacobs** (Guitarist) Quartet live with **Andy Narrel** video

#5 **Ben Clatworthy** (Saxophone) Quartet live and **Pat Metheny video**

#6 **Vinnie Golia** (Multi-inst) Trio live in studio, **Chet Baker** video

Host for next shows: **Talaya Trigueros**

#7 **Doug Webb** (Saxophone) with Minimum Three live, **Miles Davis** video

#8 **Edwing Sankey** (Organ Trio) live in studio with a **Branford Marsalis** video

#9 **Eric Marienthal** (Saxophonist with Chick Corea) live, **Miles Davis** video

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Host for next shows: **Buster Jones**

#10 **John Scofield** (Miles Guitarist) and footage from **"Live Three Ways"**

#11 **Ricardo Silveira** (Brazilian Guitarist) live from S.M.C.C. Pavillion

#12 **Billy Childs** (Pianist) live from Le Cafe, and artist **Rozzell Sykes**

no show #13

#14 Blues Special with host **Bubba Jackson**: **Tony Mathews** (Guitarist) who performed with **Ray Charles** is featured, live at St. Marks

Host for next shows: **Talaya Trigueros**

#15 **Carl Saunders** (Trumpet) Sextet live in studio featuring **Ron Feuer** (Piano), and **Bob Magnuson** (Bass)

#16 **Rick Zunigar** (Guitarist) Electric Band plays fusion live

#17 **Miles Davis** Tribute Show with **Bobby Lyle** (Piano) and **Horace Silver**

#18 **Long Beach Jazz Festival** with **Patrice Rushen** (Keyboards) and **Ndugu** (Drums) ; also appearance of **Black Note**....**Bobby Lyle** hosts

#19 **Long Beach Jazz Fest.** part 2 with **Billy Cobham** (Drums) and **Ernie Watts** (Sax); music from Strunz and Farah....hosted by **Bobby Lyle**

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#20 **Bob Sheppard** (Sax) plays live At My Place featuring **Larry Koontz** (Guitarist), and **John Beasley** (Keyboards), **Buster Jones** host

#21 **John Patitucci** (Bassist) hosts an all video show featuring **Pat Metheny** video and **Chick Corea** footage

#22 **Bobby Lyle** (Keyboards) live at the S.M.C.C. Pavilion featuring **Everette Harp** (Sax) plus Jazz Dance Inc., hosted by **Buster Jones**

#23 **The Penland Polygon Quintet** featuring **Ralph Penland** (Drums), **Patrice Rushen** (Piano) and **Tony Dumas** (Bass) live at Grand Ave Bar

#24 **The Penland Polygon** part 2 featuring **Patrice Rushen** (Piano), etc.

#25 **John Scofield** (Guitarist) Quartet featuring **Joe Lovano** (Sax) live at the Strand; also **Dr. John** video; with **Talaya** host

#26 **John Beasley** (Miles Keyboardist) live at S.M.C.C. Performance Center with host **Talaya**

#27 **Poncho Sanchez** (Percussion) Latin Band live at Kimballs East, **Talaya** hosts

#28 **Tony Williams** (Drummer) with footage from "New York Live!" featuring **Mulgrew Miller** (Piano) and **Wallace Roney** (Trumpet), **Bobby Lyle** hosts

#29 **Rick Zunigar** (Guitarist) Live Recording Session feat. **Mulgrew Miller** (Piano), Bob Sheppard (Sax), and Ralph Penland (Drums)

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#30 **Chick Corea** (Keyboardist) and footage from "Akoustic Band Alive" and "Elektric Band" videos, **Talaya** hosts

#31 **Freddie Hubbard** (Trumpet) and "Ride Like The Wind" footage with **Joe Williams** host

#32 **Freddie Hubbard** hosts a video show featuring **Norman Brown**, etc.

#33 **Billy Childs** (Pianist) live in studio with Wynton Marsalis video, **Talaya** hosts

#34 **Roger Kellaway** (Pianist) plays solo, plus a Streisand video, **Talaya** hosts

#35 **Al DiMeola** (Guitarist) with "Live at the Palladium" footage featuring **Rachel Z** (keyboards), also **World Sinfonia** at N.A.M.M., **Talaya** hosts

#36 **Al DiMeola** hosts an all guitar video show with **Robert Cray** and **Pat Metheny** videos

#37 **Lyle Mays** (**Pat Metheny** Keyboardist) live at the Strand with **Mark Johnson** (Bass) and **Bob Sheppard** (Sax), **Talaya** hosts

#38 **Don Grusin** (Keyboards) World Beat live at Schurr 93' **Jazzfest**, **Talaya** hosts

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#39 **Alan Pasqua** (Pianist) with **John Patitucci** (Bass) and **Peter Erskine** (Drums) live in studio, **Zan Stewart** hosts

#40 **Eric Reed** (Wynton's Pianist) plays live in studio with host **Zan Stewart**

#41 **Hiroshima** (Contemporary Jazz) plays live at the Schurr 93' Jazzfest, **Talaya** hosts

#42 **Paul Jackson** Jr. (Guitar) hosts all video show featuring **Ramsey Lewis**, etc.

#43 **Marcos Ariel** (South American Pianist) and **Justo Almario** (Sax) at Schurr 93' Jazzfest hosted by **Talaya**

#44 **Bennie Maupin** (Sax) plays live in studio, talks about **Miles** and **Herbie Hancock** experiences, **Zan Stewart** hosts

#45 **Bill Cunliffe** (Pianist) Trio featuring **Joe LaBarbera** (Drums) live in studio **Zan Stewart** hosts

#46 **McCoy Tyner** (Coltrane's Pianist) and footage from "One Night With Blue Note" featuring **Woody Shaw** and **Jackie McClean**, also **Playboy Jazzfest**

#47 **Everette Harp** hosts an all video show with **Branford Marsalis** and **Dave Koz** videos and performs his latest single live!

#48 **Joe Lovano** (Saxophone) Quartet live at the Jazz Bakery featuring

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Tim Hagans (Trumpet), **Zan Stewart** hosts

#49 **Chick Corea Elektric Band II** perform live at the Strand, **Talaya** hosts

Host for next shows: **Zan Stewart**

#50 **Carl Allen** (Drums) Quintet featuring **Vincent Herring** (Sax) play some tunes from their latest CD **live in studio**

#51 **Kei Akagi** (Pianist) Quartet with **Rob Lockhart** (Sax), and **Willie Jones III** (Drums), live

#52 **Wallace Roney** (Trumpet) Quintet featuring **Ravi Coltrane** (Sax), and **Geri Allen** (Piano) perform live in the studio

#53 **The L.A. Jazz Quartet** featuring **Darek Oles** (Bass), and **Larry Koonse** (Guitar), perform originals from their CD

#54 **The Weller Bros., Bob** (Keyboards) and **Dick** (Drums) play originals with **Steve Tavaliogne** (Sax)

#55 **Jeff Beal** (Trumpet) brings in his own group featuring **Dave Carpenter** (Bass) and **Steve Cardenas** (Guitar) doing cuts from his last few CDs

#56 **Bopsicle** featuring vocalist **Stephanie Haynes** perform their stylistic tunes

#57 **B Sharp Quartet** perform their originals in the studio live with **Zan Stewart**

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#58 **Black Note** another great LA band play from their latest Sony CD,
Zan hosts

#59 **Frank Gambale** (Guitarist) live from the Baked Potato with **Alphonso Johnson**, (Bass), and **Walfredo Reyes** (Drums), **Talaya** host

#60 **Mark Isham** (Trumpet) plays originals from his latest CD **with Jeff Weber**

#61 **Mike Garson**

#62 **John Rangel** (Keyboards) new player on the jazz horizon with **Willie Jones III** (drums) with host **Jeff Weber**

#63 **Brad Mehldau** (Piano) superb player from New York plays solo, host **Jeff Weber**.

#64 **Eugene Maslov** (Piano) Russian born keyboardist plays solo piano in **Bill Evans** tribute with host **Jeff Weber**

#65 **Everette Harp** (Saxophone) hosts a Contemporary Video show featuring **The Rippingtons, The Yellowjackets,** plus a performance from his latest CD.

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THE JAZZ NETWORK 1 HR. SHOW LIST

#1. **Billy Cobham** at the Long Beach Jazz Festival, **Freddie Hubbard** archival footage with the **Allyn Ferguson** orchestra, plus **Black Note** live in studio.

#2. **Chick Corea Special,** Elektric Band II live at The Strand, plus the Acoustic Band in studio. Also, **Frank Gambale** plays at The Baked Potato.

#3. **John Scofield** live at The Strand featuring **Joe Lovano**, plus **Alan Pasqua Trio** with **John Patitucci** and **Peter Erskine**. Also **Doug Webb** plays **with Minimum III** in studio.

#4. **Freddie Hubbard** at Grand Avenue Bar and Grill, **Kei Akagi** live in studio plus tribute to **Art Blakey** who performs.

#5. **Hiroshima** at the Schurr Jazz Festival, **Jeff Beal** live in studio, plus **Stanley Turrentine** performs.

#6. **Kevyn Lettau** sings with **Marcos Ariel** and **Justo Almario** plus **The Weller Brothers,** and **Strunz and Farah** at the Long Beach Jazz Festival.

#7. **Don Grusin** plays the Schurr Jazz Festival, plus **Ricardo Silveira** at the Pavilion, and **Dizzy Gillespie** live in studio.

#8. **Tony Williams** live in New York, and another great drummer **Carl Allen** in studio, plus **Billy Childs** at Le Café.

#9. **McCoy Tyner** with **Jackie McLean** and **Woody Shaw, LA Jazz Quartet** featuring **Larry Koonse**, and **Black Note**'s first appearance at the Long Beach Jazz Festival.

#10. **Bobby Lyle** and **Horace Silver** do a **Miles Davis** tribute with **John Beasley** live at SMCC, and **Bennie Maupin** in studio.

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#11. **Billy Childs** trio plays in studio, plus **Bob Sheppard** At My Place, and **Mark Isham** live at The Baked Potato.

#12. **Wallace Roney** plays with **Ravi Coltrane** and **Geri Allen**, plus **Joe Lovano** and **Tim Hagans** live at The Jazz Bakery, and **Monk** tribute.

#13. **Al DiMeola** plays at the House of Blues, **Tony Matthews** plays some blues at St. Marks, and **Sherman Ferguson** and **Bill Heid** organ trio in studio.

#14. **Patrice Rushen** plays the Long Beach Jazz Festival, **Rick Zunigar Electric** live in studio, and **Everett Harp** performs from his latest CD.

#15. **Poncho Sanchez** heads up an all Latin show with **Suzie Hansen Band**, and a **Tito Puente** tribute.

#16. **The Yellow Jackets** head up a contemporary show with the **Rippingtons** and **Special FX** performing live.

#17. **Dave Koz** plays with his group live, **Rick Zunigar** in the recording studio with **Mulgrew Miller**, plus Lady Day tribute with **Bopsicle.**

#18. **Roger Kellaway** plays solo piano, plus **Jim Hall** and **Michel Petrucciani** with **Wayne Shorter** at Montreux, and the **B Sharp Quartet** in studio.

#19. **29 additional 1 hour episodes from original Jazz Network TV show, broadcasted on PBS.**

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PILOT SHOWS

1. **4 episodes of "Rock and Roll Road Stories"** featuring hosts: **José Feliciano** virtuoso guitarist and composer known for many international hits including his rendition of **The Doors' "Light My Fire"** and the best-selling Christmas single **"Feliz Navidad"**. **Frankie Avalon** an American **actor,** singer, playwright, and former teen idol. **Paul Bernard Rodgers** an English rock singer-songwriter, best known for his success in the 1970s as a **member of Free and Bad Company**. He has recently toured and recorded with another 1970s band, **Queen.**

2. **1 episode of Movie Week, a promo for a weekly show.**

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Appendix B

INTANGIBLE ASSET ALLOCATION
APPRAISAL REPORT

certain identified

Entertainment Assets and Intellectual Properties

Prepared for:

NeuroMama, Ltd.

1810 E. Sahara Ave., Suite 100
Las Vegas, Nevada
U.S.A. 89104

December 30, 2013

RwE GROWTH PARTNERS, INC.

B-1

Appraisal and Intangible Asset Allocation Report
NeuroMama, Ltd. **December 30, 2013**

TABLE OF CONTENTS

1.0	**ASSIGNMENT, TRANSACTION & BACKGROUND**	**1**
2.0	**FAIR VALUE ALLOCATION**	**4**
3.0	**STATEMENT OF QUALIFICATIONS**	**5**
4.0	**DEFINITION OF FAIR VALUE AND GOODWILL**	**7**
5.0	**SCOPE OF WORK CONDUCTED**	**10**
6.0	**CONDITIONS OF THE REPORT**	**11**
7.0	**ASSUMPTIONS OF THE REPORT**	**12**
8.0	**REVIEW OF FINANCIAL RESULTS**	**13**
9.0	**VALUATION METHODOLOGIES**	**14**
10.0	**VALUATION APPROACHES RELATED TO THE NET ASSETS**	**17**
11.0	**ALLOCATION OF FAIR VALUE CONCLUSIONS**	**18**
12.0	**RESTRICTIONS AND CONDITIONS**	**19**
13.0	**STATEMENT OF INDEPENDENCE**	**19**

EXHIBIT AND SCHEDULES

Exhibit 1.0 - Net Assets – Identifiable Intangible Assets

Schedule 1.0 - Historical Balance Sheet
Schedule 1.0 - Historical Income Statement
Schedule 3.0 - Leverage Analysis
Schedule 4.0 - Jazz Network IP Management-Prepared Projections
Schedule 5.0 - Discounted Cash Flow Method – Jazz Network IP
Schedule 6.0 - WACC – Discount Rate Selections - Jazz Network IP
Schedule 7.0 - Movies 1 – 4 IP Management-Prepared Projections
Schedule 8.0 - Relief from Royalty Method – Movies 1 – 4 IP
Schedule 9.0 - WACC – Discount Rate Selections – Movies 1 – 4 IP
Schedule 10.0 - Replacement Cost Method – Pilot TV Shows IP
Schedule 11.0 - Allocation of Fair Value for the Intangible Assets

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TERMS USED OR APPLIED IN THE REPORT

AcSB	Accounting Standards Board
AICPA	American Institute of Certified Public Accountants
FASB	Financial Accounting Standards Board
SFAS	Statement of Financial Accounting Standards
IFRS 3	IFRS 3, Business Combinations was issued in January 2008 as the second phase of a joint project with the Financial Accounting Standards Board (FASB), the US standards setter, and is designed to improve financial reporting and international convergence in this area. The objective of the IFRS is to enhance the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. It does that by establishing principles and requirements for how an acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. An acquirer of a business recognizes the assets acquired and liabilities assumed at their acquisition-date fair values and discloses information that enables users to evaluate the nature and financial effects of the acquisition.
IAS 38	IAS 38 *Intangible Assets* outlines the accounting requirements for intangible assets, which are non-monetary assets which are without physical substance and identifiable (either being separable or arising from contractual or other legal rights). Intangible assets meeting the relevant recognition criteria are initially measured at cost, subsequently measured at cost or using the revaluation model, and amortized on a systematic basis over their useful lives (unless the asset has an indefinite useful life, in which case it is not amortized).
IFRS 13	IFRS 13 *Fair Value Measurement* applies to IFRSs that require or permit fair value measurements or disclosures and provides a single IFRS framework for measuring fair value and requires disclosures about fair value measurement. The Standard defines fair value on the basis of an 'exit price' notion and uses a 'fair value hierarchy', which results in a market-based, rather than entity-specific, measurement. IFRS 13 was originally issued in May 2011 and applies to annual periods beginning on or after 1 January 2013.

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NEUROMAMA, LTD.

APPRAISAL AND INTANGIBLE ASSET ALLOCATION REPORT

1.0 ASSIGNMENT, TRANSACTION & BACKGROUND

1.1 Assignment & Transaction

RwE Growth Partners, Inc. ("RwE" or the "authors of the Report") was engaged by NeuroMama, Ltd. ("NeuroMama", "NML" or the "Company") of Las Vegas, Nevada to prepare an Appraisal and Intangible Asset Allocation Report (the "Report") with regard to the fair value (refer to section 4.0 for the appropriate definition of fair value) of certain identifiable recently acquired entertainment-based intangible assets and liabilities (i.e., referred to as "the Net Assets" and set out in Exhibit 1.0) of the Company as at October 31, 2013 ("the Valuation Date").

NML's auditors are presently completing an audit of the Company's financial statements. Given this, RwE was requested by the Board of Directors of the Company to undertake the Report in order to reasonably determine the fair value of NML's identifiable entertainment intangible assets so as to be able to assist the auditors as to the fair value of such assets as at the Valuation Date.

This Report is also intended to provide to NML's management with independent information, analysis, and an opinion that provides specific evidence as to the fair value of the Company's recently acquired entertainment-based intangible assets as at the Valuation Date. This Report does not replace NML's own assessment of the value of the Company or management's assessment as to the likely fair value of the Company's Net Assets and Identifiable Intangible Assets.

RwE's intangible assets identification process involved:

- Disclosures of the Net Assets by NML management;
- Discussions with NML management regarding Exhibit 1.0;
- Review of intangible assets with management that may have material value;
- Review of whether the intangible assets were involved in previous transactions; and
- Review of any liabilities that have been tied to the identifiable assets.

Given the review of the intangible assets, we identified that the intellectual properties and entertainment and media properties noted above should be considered/valued (covered in Schedules 4.0 – 11.0). This work was undertaken.

We also found through discussions with the Company that there was also some intangible assets that did not have any material value related to its customer relationships (due to the distribution and digital media nature of its direct clients and lack of definitive and long-

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term agreements); nor to any third-party service agreements; and, nor to any particular acquired workforce. Hence, these were not recognized.

We understand from the Company's management that the acquisition of the Net Assets is based around certain goals and previous facts:

- The acquisition of the Net Assets lets the Company expand its other intellectual properties via access to the content and reach that these new Net Assets provide.

- These Net Assets set out in Exhibit 1.0 provides the Company a series of IPs that can create material short-term revenues and broad opportunities in the U.S.

- The acquisition of these Net Assets creates a high growth area that the Company foresees continued opportunities.

We have been engaged to perform a valuation analysis of certain identifiable intangible assets acquired by NML according to IFRS 3 and IAS 38.

We have not be engaged, nor did we, do any work to allocate the tangible assets, or other non-identified assets or goodwill related to the Company's cash generating units or legal entities or provide assurance as to the remaining useful lives of any such assets determined to have value.

RwE understands, and agrees, that our analysis is being used solely for the purpose of assisting Company management and its auditors with determining the value of these identifiable intangible assets (not identifying or reporting on any other type if Company or other assets).

As RwE relied extensively on information, materials and representations provided to us by the Company's management and associated representatives, the authors of the Report required that the Company's management confirm to RwE in writing that the information provided to RwE and management's representations contained in the Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report.

RwE, or its staff and associates, does not assume any responsibility or liability for losses incurred by the Company and/or its shareholders, management or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereto contrary to the provisions of this section of the Report.

RwE as well as all of its principals, partner, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by RwE, its principals, partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report. No claim shall be

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brought against any of the above parties, in contract or in tort, more than two years after the date of the Report. RwE also reserves the right to review all calculations included or referred to in the Report and, if RwE considers it necessary, to revise the Report in light of any information existing at the Valuation Date which becomes known to RwE after the date of the Report. Unless otherwise indicated, all monetary amounts are stated in Canadian dollars.

1.2 Background - Industry

The background and description of the markets to be served by the Company shows a new emerging industry.

Convergence of media, telephony and technology - driven by increased digitization and technological advancements, the long-predicted convergence phenomenon is now a robust reality. As telecom networks provide close to full coverage, both wireline and wireless companies are looking for ways to better exploit their assets. Thus, they are entering into content aggregation and distribution as well as creation and other areas related to media and entertainment ("M&E"). Similarly, technology companies are launching innovative products and services that are shaping the way content is distributed and consumed. Cable companies, in turn, are pursuing opportunities that have traditionally been served by telecom service providers. This convergence of media, telephony and technology is producing both opportunities and threats for traditional participants. On a positive note, it has led to the creation of new product/service categories and markets, potential and actual new distribution platforms, changes in the structure of existing industries, the emergence of new distribution channels and business models, an explosion of personal and user-generated content, and more effective advertising models. Conversely, convergence is posing some significant threats to traditional media companies, such as competition from typically unrelated industries (e.g., telecom operators and new media players), pricing pressures, content glut, changing consumption habits and the spread of piracy. Historically, the M&E industry has exhibited a reluctance to embrace new technologies, which has resulted in its slow adoption of technology trends and its frequent organizational marginalization of technology resources. Going forward, M&E companies will need to identify, procure and retain the creative and technical talent they require to thrive in a digitized, converging marketplace and to create environments where this important talent can prosper. {Source: Deloitte}

Cygnus Research indicates that the size of the Global M&E industry in 2011 was US$1.6 trillion, an increase of 4.9% over 2010. The U.S. was the largest M&E market in the world (about 32% of global market), with a value of US$464 billion in 2011, followed by Japan, China, Germany and UK. The M&E industry globally is fast shifting from the traditional to low-cost digital media, and it is impacting every segment of the business. This change has seen consumers migrate rapidly to new modes of digitally enabled, multi-channel consumption behaviors. Digital accounted for 28% of M&E spending in 2011 (up from 26% in 2010) and this is expected to grow rapidly over the next five years.

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2.0 FAIR VALUE ALLOCATION

It is the view of RwE given the scope and assumptions of the Report and with reference to its engagement letter with the NML that the fair value allocation of the Company's intangible assets as at October 31, 2013 is as follows:

NeuroMama, Ltd.
Allocation of Fair Value
as at the Valuation Date

ASSETS		Notes
Cash and equivalents	$1,081	
Accounts receivable	$0	
Prepaid expenses	$0	
Inventory	$0	
Equipment, net	$0	
Total Assets	$1,081	1
Assumed Debt and Current Liabilities	$1,691,972	2
Adjusted Fair Value of Net Assets	**-$1,690,891**	3
Fair Value of the Jazz Network IP	$14,400,000	4
Fair Value of the Movies 1 - 4 IP	$2,300,000	5
Fair Value of the Pilot TV Shows IP	$370,000	6
Fair Value of Identifiable Intangible Assets	**$17,070,000**	

Notes

1	Current and Capital Tangible Assets RwE has undertaken no analysis of the tangible assets, we have assumed of such assets is that BV=FMV.	$1,081
2	Assumed Debt and Current Liabilities RwE has undertaken no analysis of the debt and liabilities, we have assumed all laibilities are that BV=FMV.	$1,691,972
3	Fair Value of Intangible Assets	$17,070,000
4	Refer to Schedules 4.0 thru 6.0 for the detailed analysis	
5	Refer to Schedules 7.0 thru 9.0 for the detailed analysis	
6	Refer to Schedule 10.0 for the detailed analysis	

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This Report is subject to the scope of the work conducted (refer to section 5.0), as well as all of the assumptions made (refer to section 6.0) and to all of the other sections of the Report.

The above conclusion is not based on RwE's independent determination of the fair market value of the Company which was not undertaken as at or near the Valuation Date.

RwE used standard and acceptable valuation techniques in order to realistically determine the fair value of the Identifiable Intangible Assets (which are set out in Exhibit 1.0) as at the Valuation Date.

3.0 STATEMENT OF QUALIFICATIONS

The Report preparation, and related fieldwork and due diligence investigations, were carried out by Richard W. Evans, MBA, CBV, ASA and certain analysts of RwE who were supervised by Mr. Evans.

Since 1994 Richard W. Evans has been involved in the financial services and management consulting fields and has been involved in the preparation of over 1,500 technical and assessment reports, business plans, business valuations, and feasibility studies.

Richard Evans is a Principal of RwE. He has fifteen years of experience working in the areas of valuation, litigation support, mergers & acquisitions and capital formation. He has more than 10 years of management experience in the high tech field where he held various positions in technical support, development, marketing, project manager, channels management and senior management positions.

Prior to building RwE he was focusing on expanding and diversifying a small financial consulting firm in Vancouver, B.C.

Richard has been extensively involved in the high technology sector in Western Canada and the U.S. Pacific Northwest where he served for more than nine years with DEC and for two years as the General Manager of Sidus Systems Inc.

At Sidus he was directly responsible for managing the firm's C$15 million business operation throughout Western Canada and the Pacific Northwest. Previous to this, he spent almost nine years with Digital Equipment of Canada Limited where he was involved in a technical support, sales, marketing, project management and eventually channels management capacity.

Richard has more than four years of direct software development and Web development experience working on actual coding and application deployment. He understands how to build and deploy software, firmware and hardware systems for clients and developers. He has worked with both traditional and object-oriented development tools to build both traditional and web-enabled applications.

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Richard has also been active doing work for a variety of health science and medical device and pharmaceutical companies in Canada and the U.S.

He has recently undertaken work regarding stem cell product, science and technologies that was used by the entity in submission to the TSX Stock Exchange as well as other regulatory bodies.

Richard has been actively involved in the above professional services with hundreds of Company and has served as a Board Member for a select number of public and private firms.

His area of professional expertise is in middle market and micro-cap technology, health sciences and industrial companies, especially firms needing advice and assistance with their business plans, operating plans and valuations.

Richard has conducted more than 1,500 valuations, business assessments and plans for technology & industrial Company.

Richard has undertaken valuation and analysis work for a number of media and entertainment companies during the past few years. These include:

RKO Pictures LLC	Juan TV	Vancouver Film School
Ideation Entertainment	Gener8	Tiny Massive Inc.
US Digital Gaming	Las Vegas from Home	Patron Media
Goodlife Networks	Beezid	Disruptive Technologies

He has also undertaken work used on and relied upon by public Company and regulatory bodies in Canada, the United States, Europe and Asia. He has undertaken valuation work for the Courts in British Columbia, Alberta, Ontario and Australia as well as for the Family Court in B.C.

Richard is extensively involved in sports coaching management and volunteer work throughout BC helping young adults and volunteer associations.

He obtained his Bachelor of Business Administration degree from Simon Fraser University, British Columbia in 1981 as well as completed his Master's degree in Business Administration at the University of Portland, Oregon in 1984 (where he graduated with honors).

Richard holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser.

He is a member in good standing with both the Canadian Institute of Chartered Business and the American Society of Appraisers.

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4.0 DEFINITION OF FAIR VALUE AND GOODWILL

4.1 Definition of Fair Value

In June of 2001, the Financial Accounting Standards Board in the United States issued SFAS No. 141 *Accounting for Business Combinations* and SFAS No. 142 *Accounting for Business Combinations* that were created in order to (1) improve financial reporting by improving the comparability of financial information; (2) better reflect the investment made in an acquired entity; (3) provide more complete financial information; and, (4) promote international harmonization.

SFAS No. 142 deals with the valuation and reporting of goodwill and other intangible assets after their acquisition. The main change in accounting for these assets is that goodwill and other intangible assets with indefinite lives are no longer subject to amortization based on a fixed annual charge. Instead, these assets must be tested annually to determine whether their fair value has been impaired.

The Statement of Financial Accounting Concepts No. 7 as issued by the Financial Accounting Standards Board defines "fair value" as:

"*The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.*"

With respect to the market for the shares of a company or division viewed "en bloc" there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition. Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser. Based on our experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor.

Guidance provided by the AICPA indicates that in estimating fair value of the assets, valuation specialists should not take into consideration any company specific benefits or cost savings acquired because investment value and buyer specific value do not conform

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to the concept of fair value, as that term is defined by generally accepted accounting principles.

Furthermore, if the acquiring company pays any significant consideration for synergistic or strategic benefits in excess of those expected to be realized by market participants, the valuation specialist would identify those excess benefits and remove them from the valuation of the acquired assets. Under this approach, the assumptions to be used in making estimates of fair value would reflect the best estimate of how market participants would benefit from use of the asset being acquired and therefore fair value is to be determined with reference to the market as a whole, rather than reflecting the specific characteristics of a single purchaser.

Accordingly, fair value does not include synergistic benefits or strategic advantages that were only available to a specific acquirer. Instead, the price should reflect the hypothetical market price based on the assumptions market participants would use in their estimates of value. To the extent the hypothetical market includes strategic purchasers, fair value as it applies to reporting units or intangible assets would include synergistic benefits and strategic advantages to some degree but would not necessarily include such benefits and advantages specific to a particular purchaser.

Given the guidance above, the authors of the Report have not reflected any special purchaser or synergistic considerations in the indication of fair value of the identifiable intangible assets.

<u>IFRS 13</u>

IFRS 13, which is effective from 1 January 2013, defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.

IFRS 13 does not determine when an asset, a liability or an entity's own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The fair value measurement project was part of the Memorandum of Understanding between the IASB and the US national standard-setter, the Financial Accounting Standards Board (FASB). The joint work resulted in IFRSs and US generally accepted accounting principles (GAAP) having the same definition and meaning of fair value and the same disclosure requirements about fair value measurements.

Before IFRS 13 was issued, the requirements for measuring fair value and for disclosing information about fair values were dispersed across many standards and in many cases those standards did not articulate a clear measurement or disclosure objective. The Board developed IFRS 13:

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- to reduce complexity and improve consistency in the application of fair value measurement principles by having a single set of requirements for all fair value measurements;

- to communicate the measurement objective more clearly by clarifying the definition of fair value;

- to improve transparency by enhancing disclosures about fair value and overall valuation measurements; and

- to increase the convergence of IFRSs and US GAAP.

IFRS 13 is to be applied prospectively and, although its application is only mandatory from 1 January 2013, entities may choose to apply IFRS 13 earlier.

4.2 Definition of Intangible Assets and Goodwill

Goodwill and other intangible assets now require separate line item disclosure.

They should not be grouped as "Goodwill and other Intangibles" as has commonly been done in the past. Such intangible assets are now amortized subject to their useful life while goodwill is not amortized but instead is tested annually for impairment.

Intangible asset classes include patents, trademarks, trade secrets, licensing agreements, contractual and non-contractual customer relations, proprietary but non-patented systems, people subject to employment contracts, backlog, and other intellectual property. Intangible value is only recognized separately from goodwill if it arises from a legal right or, if not, it is separable – that is, it is capable of being sold.

SFAS 141 applies the residual method of accounting for goodwill (i.e., total purchase price - liabilities assumed financial assets - tangible assets - recognized intangible assets = goodwill). In other words, SFAS 141 defines goodwill as: *"The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed."* By default, goodwill includes the value of an assembled work force of "at will" employees who are not bound by contract and, in large part, synergies because synergies have no value if separated from the business.

IAS 38 *Intangible Assets* outlines the accounting requirements for intangible assets, which are non-monetary assets which are without physical substance and identifiable (either being separable or arising from contractual or other legal rights).

Intangible assets meeting the relevant recognition criteria are initially measured at cost, subsequently measured at cost or using the revaluation model, and amortized on a systematic basis over their useful lives (unless the asset has an indefinite useful life, in which case it is not amortized).

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5.0 SCOPE OF WORK CONDUCTED

The authors of the Report have reached the assessments contained here within by relying on / undertaking the following:

- Interviewed certain management of the Company to gain an understanding of the planned 2013 and beyond operations of the Company and the detailed development/plans and information regarding the entertainment assets and library, and all matters related to the identifiable intangible assets.

- Reviewed the Company's management-compiled DRAFT financial statements for the period ending October 31, 2013.

- Reviewed mgt.-prepared projections for the Jazz Network IP and business model. We were advised that such revenues projections were the net amounts collectible by NML after paying any revenues sharing and related costs to distribution partners, etc.

- Did NOT conduct any site visit to NML's facilities. Hence, RwE can provide no comfort as to the Company's facilities and internal systems and information systems.

- Reviewed related documents on disclosure and background on certain comparable companies and firms that conduct similar film and entertainment libraries that can be found on www.sedar.com and www.sec.gov.

- RwE was not able to interview John Sterling regarding this transaction and the Net assets; instead, RwE had to rely on NeuroMama management disclosures and representations regarding the Net Assets. NML management advised that it was able to secure the Net Assets with John Sterling due partially to personal relationships with him. Readers are cautioned that had RwE had access to John Sterling – and collected information and data from him – responses and information and valuation conclusions may have been different.

- Did a limited review of stock market trading data on public companies whose common shares are listed for trading on North American stock exchanges.

- Reviewed online various websites and portals that provided information and data on the business and market issues that a holder of the Net Assets would face.

- Reviewed the various material agreements (e.g., Continuum Motion Pictures, LLC) provided to RwE which we were advised are the key Net Assets agreements.

- Conducted further financial due diligence with: Bloomberg, Reuters, Capital IQ, Bank of Canada, Toronto Dominion Bank, Scotiabank, Moodys, Financial Week, Barrons, The Globe and Mail, mergermarket, Canada Stockwatch, TD Securities,

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BMO Capital Markets, CIBC World Markets, National Bank, The Economist, Morningstar Dividend Investor and Standard Bank.

- Reviewed financial and stock market trading data on comparable and competitor companies in the same media, entertainment areas whose shares trade on North American stock exchanges. In addition to reviewing financial information, RwE reviewed the operations of the comparable public companies to determine if any acquisitions of firms or assets had taken place in the last 12 - 18 months.

- Relies extensively on the verbal representations by NML management as being completely true and accurate and did not confirm any such statements/claims.

6.0 CONDITIONS OF THE REPORT

- The final signed and executed Report may be included for use by the Company's auditors for purposes of recording the Company and/or its assets on NML's balance sheet and for use with regulatory bodies.

- The Report cannot be relied upon by the Company or any parties in any legal proceeding and/or court matter.

- RwE, Inc. has relied upon a written statement of representation obtained from the officers and management of NML wherein they confirm that all representations and warranties that they made to the authors of the Report, including a general representation that they have no information or knowledge of any material facts or information not specifically noted in this Report, which, in their view, would reasonably be expected to affect the assessments herein.

- RwE makes no recommendations, either expressed or implied, as to the suitability of NML as described herein, or their securities, as investments.

- RwE has not verified the status of any of the Company's potential legal affairs and/or matters and can, therefore, provide the reader no comfort or make any comments as to whether there are any off-balance sheet items or contingencies, claims, possible claims, substantial commitments, or litigation pending or threatened against the Company, and/or any of the Directors/Officers of the Company.

- The Report, and more specifically the assessments and views contained therein, is meant as independent review of solely the Intangible Assets as at October 31, 2013.

- The authors of the Report make no representations, conclusions, or assessments, expressed or implied, regarding the Company as well as any corporate or other events after this date.

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- The information and assessment contained in the Report pertain only to the conditions prevailing at the time this Report was substantially completed in December of 2013 and through to the date of the Report.

- Changes in market conditions could result in current value results and indications substantially different than those presented at the stated Valuation Date within the Report.

- The reader should note that access to additional information – or the preparation of a more comprehensive report - and outside sources may have resulted in a different valuation conclusion, and such conclusions may have been materially different.

7.0 ASSUMPTIONS OF THE REPORT

In arriving at its conclusions, RwE has made the following assumptions:

1) An audit of NML's balance sheet as at October 31, 2013 would not result in any material changes to the draft balance sheet that was issued by NML to RwE.

2) RwE has assumed that the Company and all of its related parties and their principals have no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report that would affect the evaluations.

3) The Company is assumed to be a going concern as at the Valuation Date as management advised RwE that it has access to capital to maintain operations and to fully pay for all short- and medium-term financial obligations (refer to Schedule 3.0).

4) The fair value of the Company's assets is assumed to be equal to their book value unless otherwise noted in the Report.

5) The authors of the Report have relied upon information from management with respect to the fact that it does own all of the Intangible Assets noted in the Report.

6) The License Agreement for Distribution for the Jazz Network between John Sterling and Continuum Motion Pictures, LLC ("CMP") is effectively assumed by NML and is consented to by CMP. NML management confirms this is true and accurate as at the Valuation Date.

7) No other liabilities exist with regard to all of the Net Assets (as outlined in Exhibit 1.0) that is not disclosed in the Report.

8) In arriving at the fair value of the Company's Intangible Assets RwE has made certain assumptions as detailed in attached Report's Schedules. The reader is advised to review these Schedules in detail.

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9) The transaction between John Sterling and the Company (or its related firm) is at arms' length, but the consideration received – shares of NML – does not represent the fair value or fair market value of the Net Assets.

10) We have been advised by NML management that John Sterling advised them that there have been no other historical transaction entered into by John Sterling that could have been used to determine the fair value or fair market value of the Net Assets.

11) Management-prepared projections (Schedules 4.0 and 7.0) are based on the net revenues to be received by NML from its marketing and distribution partners and are the amount of revenue that will be recordable by NML on its P&L statements.

12) The representations and warranties provided by John Sterling in the draft Intellectual Property Purchase agreement between NML and John Sterling is assumed to 100% true and accurate.

13) The Company has complete, unencumbered, satisfactory title to all of the Net Assets and there are no liens or encumbrances on such assets nor have any assets been pledged in any way (royalty or otherwise) unless otherwise disclosed in the Report or the Company's financial statements.

14) The Company has complied with all government, taxation and regulatory practices as well as all aspects of its contractual agreements that would have an effect (tax or otherwise) on the Net Assets, and there are no other material agreements entered into by the Company that are not disclosed in the Report regarding the Net Assets.

No other information was available or provided to RwE that provides any specific independent and reliable evidence as to the fair value of the Net Assets, either previous to the Valuation Data and/or as at the Valuation Date. The reader should note that no other material disclosures were made available to RwE other than what is in the Report.

8.0 REVIEW OF FINANCIAL RESULTS

8.1 Historical Financial Results

RwE reviewed the Company's historical balance sheet and income statements for the period ending October 31, 2013. The reader is advised to refer to Schedule 1.0 - Balance Sheet and Schedule 2.0 - Income Statement.

8.2 Financial Plan

The authors of the Report also reviewed the compiled financial forecasts for the Jazz Network IP for the next five fiscal years. These financial projections are presented in Schedule 4.0.

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8.3 Leverage Analysis

Redundancies, or Redundant Assets, are defined as those assets, which are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business.

The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an Income Approach.

Alternatively, a company's capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the company's fair market value.

Overall, in determining the fair value of a firm's assets/company we must first see if at October 31, 2013 its financial ratios are in-line with industry norms.

In reviewing NML's financial position with management as at October 31, 2013 RwE was advised that NML has internal equity holders which can provide it any needed working capital as and when needed; nonetheless, there is a need to require a leverage adjustment be made. This work is shown in Schedule 3.0 – Leverage Analysis.

9.0 VALUATION METHODOLOGIES

9.1 Going Concern versus Liquidation Value

The first stage in determining which approach to utilize in valuing a company or a group of assets is to determine whether the company or group of assets is a going concern or whether it should be valued based on a liquidation assumption.

A business is deemed to be a going concern if it is both conducting operations at a given date and has every reasonable expectation of doing so for the foreseeable future after that date. If a company is deemed to not be a going concern, it is valued based on a liquidation assumption.

9.2 Overview

In valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Where there is evidence of open market transactions having occurred involving the shares, or operating assets, of a business interest, those transactions may often form the basis for establishing the value of the company. In the absence of open market transactions, the three basic, generally-accepted approaches for valuing a business interest are:

(a) The Income / Cash Flow Approach;

(b) The Market Approach; and

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(c) The Cost or Asset-Based Approach.

A summary of these generally-accepted valuation approaches is provided below.

The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits.

This approach contemplates the continuation of the operations, as if the business is a "going concern". With regards to a company involved in exploration and development of a mineral property, or the valuation of a mineral property itself, the Income Approach generally relates to the current value of expected future income or cash flow arising from the potential development of a mineral project.

The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate: (a) the "Trading Price Method", (b) the "Guideline Public Company Method", (c) the "Merger and Acquisition Method"; and (d) analyses of prior transactions of ownership interests in the subject entity.

The Cost Approach is based upon the economic principle of substitution. This basic economic principle asserts that an informed, prudent purchaser will pay no more for an asset than the cost to obtain an opportunity of equal utility (that is, either purchase or construct a similar asset).

From an economic perspective, a purchaser will consider the costs that they will avoid and use this as a basis for value. The Cost Approach typically includes a comprehensive and all- inclusive definition of the cost to recreate an asset. Typically the definition of cost includes the direct material, labor and overhead costs, indirect administrative costs, and all forms of obsolescence applicable to the asset. With regards to film and entertainment assets, the Cost Approach involves a review of the historical pre-production and production expenditures and their contribution to the current value of the intangible assets. In cases a discount or premium to historical development costs may be utilized. The Asset-Based Approach is adopted where either: (a) liquidation is contemplated because the business is not viable as an ongoing operation; (b) the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities, or investment holding company, etc.); or (c) there are no indicated earnings/cash flows to be capitalized.

If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario ("Adjusted Net Asset Method") or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

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Lastly, a combination of the above approaches may be necessary to consider the various elements that are often found within specialized Company and/or are associated with various forms of intellectual property.

9.3 Valuation Methods Used and Intangible Assets Allocation

With respect to the Net Assets or the Intangible Assets, RwE believed it was appropriate to value them on a going concern basis at the Valuation Date.

The reason for this is: (1) there are trade secrets related to the Intangible Assets; (2) previous entities and now the Company have been successful before or at the Valuation Date to garner interest in the Net Assets; (3) the management of the Company claims it can obtain needed working capital and service all financial obligations as at the Valuation Date and, (5) the going concern approach yields a higher value than a liquidation approach.

Given the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate methods in determining the range of the fair values for the Net assets as at the Valuation Date were Income and Cost Approaches:

(1) Discounted Cash Flow Method – Jazz Network IP

(2) Relief from Royalty Method – Movies 1 -4 IP

(3) Replacement Cost Method – Pilot TV Shows IP

We believed that the appropriate application of each of these techniques were logical as a means to indicate the value of each of the intellectual properties.

We also believed that income and cost approaches gave us certainty as to the value of the Net Assets based on what management themselves believed was realistic as to the revenue that such Intangible Assets would generate in the future and on a go-forward basis.

9.3.1 Based on IFRS standards, if impairment indicators exist, the impairment loss (if any) must be calculated. The impairment amount is the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of: (1) fair value less costs to sell, and (2) value in use (the present value of future cash flows in use including disposal value).

Fair Value less Costs to Sell

Fair value is the amount obtainable from the sale of an asset (or Cash Generating Unit or "CGU") in an arm's-length transaction between knowledgeable, willing parties. IAS 38 provides a hierarchy for determining fair value: (a) the best evidence of fair value is a price in a binding sale agreement in an arm's-length transaction; (b) The next best

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evidence of fair value is the price of an asset that is traded in an active market; (c) In all other cases, fair value is determined using the best information available, which may be using a market approach, income approach or cost approach.

Value in Use

The main concept of value in use is to measure the present value of future cash flows from an asset or CGU in its current state. The concept of Value-In-Use ("VIU") is unique to IFRS. A company reflects the following elements in its estimate of VIU: (a) cash flows derived from the asset; (b) expectations about variations in the amount or timing of cash flows; (c) time value of money, using the current market risk-free rate of interest and other factors; (d) the price for bearing the uncertainty inherent in the asset; and (e) other factors, such as illiquidity, that market participants reflect in estimating the cash flows that the company expects to derive from the asset. With regard to the Intangible Assets RwE used the Value in Use as it was the only practical means to determine the value of the Intangible Assets.

9.3.2 Schedules 4.0 to 11.0 show the detailed analysis and work that was conducted to arrive at reasonable fair values for each of the specific intellectual properties.

10.0 VALUATION APPROACHES RELATED TO THE NET ASSETS

10.1 Fair Value of Tangible Assets and Liabilities

As at the Valuation Date, the Company had certain tangible assets and liabilities on its balance sheet. The Company's tangible assets and liabilities – were not reviewed by RwE - are outlined in the following table, along with the method NML utilized in determining their respective fair values as at the Valuation Date.

Description of Asset or Liability	NML Method Used to Determine Fair Value	Work or Support
Tangible Assets	Book Value	None, RwE not engaged with regard to this.
Accrued Liabilities	Book Value	None, RwE not engaged with regard to this.

10.2 Fair Value of the Intangible Assets

In arriving at the fair value of the Intangible Assets, it was first necessary for the authors of the Report to determine, what, intangible assets were capable of separate valuation. It was apparent that the Jazz Network IP, the Movies 1 – 4 IP and Pilot TV Shows IP would have a recovery amount and/or generate revenues separately in the future. Upon reviewing the Company's planned operations, the Intangible Assets, and in doing RwE's due diligence, it appeared appropriate to separately value each of the identified Intangible Assets as shown in Schedules 4.0 through 11.0 as at October 31, 2013.

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11.0 ALLOCATION OF FAIR VALUE CONCLUSIONS

In undertaking the above valuation approaches for the identified Intangible Assets, it was apparent that based on and subject to all of the foregoing, it is reasonable for RwE to conclude the intangible asset allocation is as shown in section 2.0, page 4 of the Report.

Schedules 4.0 to 11.0 show the detailed analysis and work that was conducted to arrive at reasonable fair values for each of the specific intellectual properties.

The reader should also review the Scope of Work conducted and the assumptions made in arriving at the value conclusions

In undertaking this analysis RwE has calculated that the ***fair value of the Jazz Network IP was is in the range of $14.4 million and the Movies 1 – 4 IP was in the range of $2.3 million and the Pilot TV Shows IP was in the range of $370,000 as at October 31, 2013.***

Yours very truly,

Richard W. Evans

Richard W. Evans, MBA, CBV, ASA
Principal

Chartered Business Valuator – Canadian Institute of Chartered Business Valuators
Accredited Senior Appraiser – American Society of Appraiser

Office: (778) 373-5432 E-mail:rwevans@rwegrowthpartners.com

RwE Growth Partners, Inc.

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12.0 RESTRICTIONS AND CONDITIONS

This Report is intended for the purpose stated in section 1.0 hereof and, in particular, is based on the scope of work and assumptions as to results that could reasonably be expected.

The authors of the Report advise the reader to carefully review all sections and the Conditions and Assumptions sections of the Report to understand the critical assumptions that the Report is based on.

It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this Report without prior written permission in each specific instance.

RwE reserves the right to review all information and calculations included or referred to in this Report and, if it considers necessary, to revise its views in the light of any information which becomes known to it during or after the date of this Report.

The authors of the Report disclaim any responsibility or liability for losses occasioned to any parties including potential investors as a result of the circulation, publication, reproduction or use of this Report contrary to the provisions of this paragraph.

This Report is based upon information made available to the authors of the Report and on the assumptions made.

13.0 STATEMENT OF INDEPENDENCE

RwE is, for the purposes of preparing this Report, an independent chartered business valuation firm.

None of the owners, principals, partners, employees or representatives/associates of RwE has, or anticipates the acquisition of, any interest in the assets, shares or business undertakings of the Company and/or any related parties.

Neither RwE, or its principal or any of RwE's affiliates, is an advisor to NML or any entity related to the Company.

RwE has conducted no valuation or business analysis work in the five years preceding this Report on NML and/or any of its assets and/or anything related to the Net Assets.

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Page 1 of 6

EXHIBIT 1.0

LIBRARY OF ENTERTAINMENT ASSETS – "NET ASSETS"

FEATURE MOVIES (referred to as the "Movies 1- 4 IP")

#1 90 minutes of Cabaret type of variety show "Fantazmus" with Ilya Reznik in the leading role, and 28 Olympic and World Champions rhythmic gymnasts performing. Choreographed by Olga Morozova, music written by Raimonds Pauls. Ilia Reznik is the most famous songwriter in former USSR, and Raimonds Pauls is the most famous composer in former USSR. Olga Morozova is one of the best coaches for Rhythmic Gymnastics in USSR (never released).

#2 Feature film "Under the Gun" with Vanessa Lyne William in the leading role. (Never released)

#3 Music film "Live at Ventura Beach, California" of the live show in Ventura Beach with 5,000 spectators with Eric Burdon from the Animals and Robby Krieger from the Doors performing there. (DVD was already released in Germany).

#4 Feature film "Comeback", with Eric Burdon in the leading role. (Never released)

#5 Feature film "Road Stories: featuring Frankie Avalon and many other famous musicians. With Frankie Avalon in the leading role. (Never released)

THE JAZZ NETWORK 30 MIN. SHOW LIST (referred to as the "Jazz Network IP")

Host for these shows: Buster Jones

#1 Rick Zunigar (Stevie Wonder's Guitarist) with trio live in studio and Dave Koz video

#2 Thurman Green (Trombonist) live in studio with Lou Rawls video

#3 Marcus Roberts (Wynton Marsalis Pianist) with footage from "Deep in the Shed"

#4 Sid Jacobs (Guitarist) Quartet live with Andy Narrel video

#5 Ben Clatworthy (Saxophone) Quartet live and Pat Metheny video

#6 Vinnie Golia (Multi-inst) Trio live in studio, Chet Baker video

Host for next shows: Talaya Trigueros

#7 Doug Webb (Saxophone) with Minimum Three live, Miles Davis video

#8 Edwing Sankey (Organ Trio) live in studio with a Branford Marsalis video

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Page 2 of 6

#9 Eric Marienthal (Saxophonist with Chick Corea) live, Miles Davis video

Host for next shows: Buster Jones

#10 John Scofield (Miles Guitarist) and footage from "Live Three Ways"

#11 Ricardo Silveira (Brazilian Guitarist) live from S.M.C.C. Pavillion

#12 Billy Childs (Pianist) live from Le Cafe, and artist Rozzell Sykes no show #13

#14 Blues Special with host Bubba Jackson: Tony Mathews (Guitarist) who performed with Ray Charles is featured, live at St. Marks

Host for next shows: Talaya Trigueros

#15 Carl Saunders (Trumpet) Sextet live in studio featuring Ron Feuer (Piano), and Bob Magnuson (Bass)

#16 Rick Zunigar (Guitarist) Electric Band plays a fusion live

#17 Mile Davis Tribute Show with Bobby Lyle (Piano) and Horace Silver

#18 Long Beach Jazz Festival with Patrice Rushen (Keyboards) and Ndugu (Drums); also appearance of Black Note....Bobby Lyle hosts

#19 Long Beach Jazz Festival part 2 with Billy Cobham (Drums) and Ernie Watts (Sax); music from Strunz and Farah....hosted by Bobby Lyle

#20 Bob Sheppard (Sax) plays live At My Place featuring Larry Koontz (guitarist) and John Beasley (Keyboards), Buster Jones host

#21 John Patitucci (Bassist) hosts an all video show featuring Pat Metheny video and Chick Corea footage

#22 Bobby Lyle (Keyboards) live at the S.M.C.C. Pavilion featuring Everette Harp (Sax) plus Jazz Dance Inc., hosted by Buster Jones

#23 The Penland Polygon Quintet featuring Ralph Penland (Drums), Patrice Rushen (Piano) and Tony Dumas (Bass) live at Grand Ave Bar

#24 The Penland Polygon part 2 featuring Patrice Rushen (Piano), etc.

#25 John Scofield (Guitarist) Quartet featuring Joe Lovano (Sax) live at the Strand; also Dr. John video, with Talaya host

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#26 John Beasley (Mile Keyboardist) live at S.M.C.C. Performance Center with host Talaya

#27 Poncho Sanchez (Percussion) Latin Band live at Kimballs East, Talaya hosts

#28 Tony William (Drummer) with footage from "New York Live!" featuring Mulgrew Miller (Piano) and Wallace Roney (Trumpet), Bobby Lyle hosts

#29 Rick Zunigar (Guitarist) Live Recording Session feat, Mulgrew Miller (Piano), Bob Sheppard (Sax), and Ralph Penland (Drums)

#30 Chick Corea (Keyboardist) and footage from "Akoustic Band Alive" and "Electric Band" videos, Talaya hosts

#31 Freddie Hubbard (Trumpet) and "Ride Like the Wind" footage with Joe Williams host

#32 Freddie Hubbard hosts a video show featuring Norman Brown, etc.

#33 Billy Childs (Pianist) live in studio with Wynton Marsalis video, Talaya hosts

#34 Roger Kellaway (Pianist) plays solo, plus a Streisand video, Talaya hosts

#35 Al DiMeola (Guitarist) with "Live at the Palladium" footage featuring Rachel Z (Keyboards), also World Sinfonia at N.A.M.M., Talaya hosts

#36 Al DiMeola hosts an all guitar video show with Robert Cray and Pat Metheny videos

#37 Lyle Mays (Pat Metheny Keyboardist) live at the Strand with Mark Johnson (Bass) and Bob Sheppard (Sax), Talaya hosts

#38 Don Grusin (Keyboards) World Beat live at Schurr 93' Jazzfest , Talaya hosts

#39 Alan Pasqua (Pianist) with John Patitucci (Bass) and Peter Erskine (Drums) live in studio, Zan Stewart hosts

#40 Eric Reed (Wynton's Pianist) plays live in studio with host Zan Stewart

#41 Hiroshima (Contemporary Jazz) plays live at the Schurr 93' Jazzfest, Talaya hosts

#42 Paul Jackson Jr. (Guitar) hosts all video show featuring Ramsey Lewis, etc.

#43 Marcos Ariel (South American Pianist) and Justo Almario (Sax) at Schurr 93' Jazzfest hosted by Talaya

#44 Bennie Maupin (Sax) plays live in studio, talks about Miles and Herbie Hancock experiences, Zan Stewart hosts

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#45 Bill Cunliffe (Pianist) Trio featuring Joe LaBarbera (Drums) live in studio Zan Stewart hosts

#46 McCoy Tyner (Coltrane's Pianist) and footage from "One Night With Blue Note" featuring Woody Shaw and Jackie McClean, also Playboy Jazzfest

#47 Everette Harp hosts an all video show with Branford Marsalis and Dave Koz videos and performs his latest single live!

#48 Joe Lovano (Saxophone) Quartet live at the Jazz Bakery featuring Tim Hagans (Trumpet), Zan Stewart hosts

#49 Chick Corea Elektric Band II perform live at the Strand, Talaya hosts

#50 Carl Allen)Drums) Quintet featuring Vincent Herring (Sax) play some tunes from their latest CD live in studio

#51 Kei Akagi (Pianist) Quartet with Rob Lockhart (Sax), and Willie Jones III (Drums), live

#51 Wallace Roney (Trumpet) Quintet featuring Ravi Coltrane (Sax), and Geri Allen (Piano) perform live in the studio

#53 The L.A. Jazz Quartet featuring Darek Oles (Bass), and Larry Koonse (Guitar), perform originals from their CD

#54 The Weller Bros., Bob (Keyboards) and Dick (Drums) play originals with Steve Tavaliogne (Sax)

#55 Jeff Beal (Trumpet) brings in his own group featuring Dave Carpenter (Bass) and Steve Cardenas (Guitar) doing cuts from his last few CDs

#56 Bopsicle featuring vocalist Stephanie Haynes perform their stylistic tunes

#57 B Sharp Quartet perform their originals in the studio live with Zan Stewart

#58 Black Note another great LA band play from their latest Sony CD, Zan hosts

#59 Frank Gambale (Guitarist) live from the Baked Potato with Alphonso Johnson, (Bass), and Walfredo Reyes (Drums), Talaya host

#60 Mark Isham (Trumpet) plays originals from his latest CD with Jeff Weber

#61 Mike Garson

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#62 John Rangel (Keyboards) new player on the Jazz horizon with Willie Jones III (Drums) with host Jeff Weber

#63 Brad Mehldau (Piano) superb player from New York plays solo, host Jeff Weber

#64 Eugene Maslov (Piano) Russian born keyboardist plays solo piano in Bill Evans tribute with host Jeff Weber

#65 Everett Harp (Saxophone) hosts a Contemporary Video show featuring The Rippingtons, The Yellowjackets, plus a performance from his latest CD

THE JAZZ NETWORK 1 HR. SHOW LIST

#1 Billy Cobham at the Long Beach Jazz festival, Freddie Hubbard archival footage with the Allyn Ferguson orchestra, plus Black Note live in studio

#2 Chick Corea Special, Elektric Band II live at the Strand, plus the Acoustic band in studio. Also Frank Gambale plays at The Baked Potato

#3 John Scofield live at The Strand featuring Joe Lovano, plus Alan Pasqua Trio with John Patitucci and Peter Erskine. Also Doug Webb plays with Minimum III in studio

#4 Freddie Hubbard at Grand Avenue Bar and Grill, Kei Akagi live in studio plus tribute to Art Blakey who performs

#5 Hiroshima at the Schurr Jazz Festival, Jeff Beal live in studio, plus Stanley Turrentine performs

#6 Kevyn Lettau sings with Marcos Ariel and Justo Almario plus The Weller Brothers, and Strunz and Farah at the Long Beach Jazz Festival

#7 Don Grusin plays at the Schurr Jazz Festival, plus Ricardo Silveira at the Pavilion, and Dizzy Gillespie live in studio

#8 Tony Williams live in New York, and another great drummer Carl Allen in studio, plus Billy Childs at Le Cafe

#9 McCoy Tyner with Jackie McLean and Woody Shaw, LA Jazz Quartet featuring Larry Koonse, and Black Note's first appearance at the Long Beach Jazz Festival

#10 Bobby Lyle and Horace Silver do a Miles Davis tribute with John Beasley live at SMCC, and Bennie Maupin in studio

#11 Billy Childs trio plays in studio, plus Bob Sheppard At My Place, and Mark Isham live at The Baked Potato

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#12 Wallace Roney plays with Ravi Coltrane and Geri Allen, plus Joe Lovano and Tim Hagans live at the Jazz Bakery, and Monk tribute

#13 Al DiMeola plays at the House of Blues, Tony Matthews plays some blues at St. Marks, and Sherman Ferguson and Bill Heid organ trio in studio

#14 Patrice Rushen plays the Long Beach Jazz Festival, Rich Zunigar Electric live in studio, and Everett Harp performs from his latest CD

#15 Poncho Sanchez heads up an all Latin show with Suzie Hansen Band, and a Tito Puente tribute

#16 The Yellow Jackets head up a contemporary show with the Rippingtons and Special FX performing live

#17 Dave Koz plays with his group live, Rick Zunigar in the recording studio with Mulgrew Miller, plus Lady Day tribute with Bopsicle

#18 Roger Kellaway plays solo piano, plus Jim Hall and Michel Petrucciani with Wayne Shorter at Montreux, and the B Sharp Quartet in studio

#19 29 additional 1 hours episodes from original Jazz network TV show, broadcasted on PBS

PILOT SHOWS (referred to as the "Pilot TV Shows IP")

1. 4 episodes of "Rock and Roll Road Series" featuring hosts: Jose Feliciano virtuoso guitarist and composer know for many international hits including his rendition of The Doors' "Light My Fire' and the best-selling Christmas single "Feliz Navidad". Frankie Avalon an American actor, singer, playwright, and former teen idol. Paul Bernard Rodgers an English rock singer-songwriter, best known for his success in the 1970s as a member of Free and bad Company. He has recently toured and recorded with another 1970s band Queen.

2. 1 episode of Movie Week, a promo for a weekly show.

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NeuroMama, Ltd.
Balance Sheet
Schedule 1.0
as at

United States Dollars	October 31st 2013	January 31st 2013
ASSETS		
CURRENT ASSETS		
Cash and Equivalents	$ 1,081	$ 81
Prepaid Expenses	$ -	$ 4,640
Accounts Receivable	$ -	$ -
TOTAL CURRENT ASSETS	**$ 1,081**	**$ 4,721**
OTHER ASSETS		
Film and Entertainment, Net	$ 101,180,361	$ -
Other Assets	$ -	$ -
TOTAL OTHER ASSETS	**$ 101,180,361**	**$ -**
TOTAL ASSETS	**$ 101,181,442**	**$ 4,721**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 25,083	$ 3,950
Due to Related Parties	$ 1,000	$ 10,489
TOTAL CURRENT LIABILITIES	**$ 26,083**	**$ 14,439**
Loan Payable	$ 1,665,889	$ -
SHAREHOLDERS' EQUITY		
Common Shares	$ 3,165,100	$ 3,165,000
Additional Paid-In Capital	$ (3,139,900)	$ (3,139,900)
Common Stock Issuable	$ 99,999,999	$ -
Deficit	$ (535,729)	$ (34,818)
SHAREHOLDERS' EQUITY	**$ 99,489,470**	**$ (9,718)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 101,181,442**	**$ 4,721**

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NeuroMama, Ltd.
Income Statement
for the Period Ending

Schedule 2.0

United States Dollars	Nine months ending October 31, 2013	Nine months ending October 31, 2012	From Incorporation to October 31, 2013
REVENUE			
Fees	$ -	$ -	$ -
Other	$ -	$ -	$ -
TOTAL REVENUE	**$ -**	**$ -**	**$ -**
EXPENSES			
Consulting	$ 21,015	$ -	$ 21,015
General and Administrative	$ 423,055	$ 3,525	$ 424,913
Professional Fees	$ 41,681	$ 5,500	$ 55,931
Travel Agent Fees	$ 6,983	$ -	$ 25,693
TOTAL EXPENSES	**$ 492,734**	**$ 9,025**	**$ 527,552**
EBITDA	**$ (492,734)**	**$ (9,025)**	**$ (527,552)**
OTHER INCOME (EXPENSES)			
Interest Expense	$ (8,177)	$ -	$ (8,177)
Interest Income	$ -	$ -	$ -
TOTAL OTHER INCOME (EXPENSES)	$ (8,177)	$ -	$ (8,177)
NET LOSS	**$ (500,911)**	**$ (9,025)**	**$ (535,729)**

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NeuroMama, Ltd.
Leverage Analysis Calculation
as at the Valuation Date

Schedule 3.0

	October 31, 2013	Factor	Margin		Notes
Security - Margin Analysis					
Cash & Cash Equivalents	1,081	100%	1,081		
Accounts receivable	-	75%	-		
Inventory & Prepaids	-	70%	-		
Capital Assets	-	60%	-		
	1,081		**1,081**	**A**	
Times Interest Earned Coverage			**TIE**		
EBIT			0		
Interest Rate			5.0%		
Industry Times Interest Earned			11.0		1
Times Interest Earned Amount			**0**	**B**	
Ratio Analysis					
		Company	**Industry/Competitors**		
Current Ratio		n/a :1	2.00		
Total Debt:Equity Ratio		n/a :1	150.00		
			0	**C**	
Maximum Allowable Debt			**All Debt**		
Least of **A**, **B** or **C** (if any one or all negative then "0")			**0**		
Needed Equity based on Industry Averages/Working Capital - Jazz Network			**$ 3,000,000**		**2**
Needed Equity based on Industry Averages/Working Capital - Movies 1 - 4			**$ 1,500,000**		**3**

Notes:

1 Times Interest Earned based on industry comparison

Financial Strength		
Current Ratio (MRQ)	2.00	2.00
LT Debt to Equity (MRQ)	6.00	6.00
Total Debt to Equity (MRQ)	150.00	150.00
Interest Coverage (TTM)	11.00	11.00

From: Reuters Inc. and Yahoo Finance

2 Based on industry norms and need for working capital, the Company is over levered - i.e., needs equity injection to normalize the financial statements of the Company. The Company needs US$3.0 million for working capital for Jazz Network.

Financial Strength	Average
Current Ratio (MRQ)	1.33
LT Debt to Equity (MRQ)	5.52
Total Debt to Equity (MRQ)	238.40
Interest Coverage (TTM)	11.67

3 Required working capital for Movies 1 - 4.

B-31

NeuroMama, Ltd.

Management-Prepared Financial Projections - Summary

Schedule 4.0

Per the Management Stated Business Plan

Jazz Network	Episode#:	64	Duration - 30 minute shows
Jazz Network	Episode#:	18	Duration - 60 minute shows

	Produced	Released	2014	2015	2016	2017	2018
REVENUES (Net Amount Payable to NML after Revenue Sharing)							
Jazz Network, 30 minute show (8 mins of ads)	Done	Q4 2013	$27,500,000	$34,650,000	$44,005,500	$50,606,325	$55,666,958
Jazz Network, 60 minute show (18 mins of ads)	Done	Q1 2014	$14,500,000	$18,995,000	$24,123,650	$28,465,907	$31,312,498
Ancillary and Related Programing			$0	$6,705,625	$10,219,373	$15,814,446	$21,744,864
TOTAL REVENUES			$42,000,000	$60,350,625	$78,348,523	$94,886,678	$108,724,319
OPERATING EXPENSES							
Payroll			$3,500,000	$4,900,000	$6,860,000	$9,604,000	$11,000,000
Audit and Accounting fee			$250,000	$500,000	$850,000	$1,250,000	$1,354,000
Legal fee			$100,000	$165,000	$272,250	$449,213	$741,201
Business License & Trademark			$35,000	$42,000	$50,400	$60,480	$72,576
Consulting - Corporate			$500,000	$1,050,000	$2,205,000	$4,630,500	$7,500,000
Rent Expense			$125,000	$131,250	$137,813	$144,703	$151,938
Professional Dues, License Fees et al.			$50,000	$100,000	$100,000	$200,000	$200,000
Employee Programs			$132,500	$252,500	$377,500	$552,500	$565,000
Equipment Leasing			$50,000	$150,000	$200,000	$250,000	$325,000
Marketing, Communications and Promotion			$25,000,000	$35,600,000	$43,000,000	$49,000,000	$51,000,000
Insurance			$150,000	$150,000	$300,000	$300,000	$500,000
Maintenance/Repair			$50,000	$50,000	$100,000	$100,000	$150,000
Messenger/Delivery			$20,000	$40,000	$50,000	$70,000	$90,000
Office Supplies & Expense			$50,000	$120,000	$275,000	$400,000	$500,000
Outside Services			$85,000	$100,000	$125,000	$190,000	$250,000
Parking			$5,000	$10,000	$13,400	$17,956	$24,061
Shipping/Postage			$25,000	$50,000	$120,000	$150,000	$180,000
Telephone/Fax			$200,000	$286,000	$408,980	$584,841	$836,323
Amortization and Depreciation			$50,000	$145,000	$260,000	$450,000	$650,000
Travel & Entertainment			$450,000	$1,500,000	$2,250,000	$4,000,000	$5,500,000
Distribution Network and Film Library Development			$1,500,000	$2,925,000	$5,703,750	$7,129,688	$9,500,000
Total General and Administrative			$32,327,500	$48,266,750	$63,659,093	$79,533,881	$91,090,099
Additional Concept and Expansion Expenses			$0	$500,000	$750,000	$1,250,000	$1,850,000
Other Expense			$0	$0	$0	$0	$0
TOTAL EXPENSES			$32,327,500	$48,766,750	$64,409,093	$80,783,881	$92,940,099
EBITDA			**$9,722,500**	**$11,728,875**	**$14,199,430**	**$14,552,798**	**$16,434,220**
OTHER INCOME (EXPENSES)							
Interest Expense			$0	$0	$0	$0	$0
Interest Income			$0	$0	$0	$0	$0
TOTAL OTHER INCOME (EXPENSES)			$0	$0	$0	$0	$0
Depreciation and Amortization			$50,000	$145,000	$260,000	$450,000	$650,000
Net Income			**$9,772,500**	**$11,873,875**	**$14,459,430**	**$15,002,798**	**$17,084,220**
Income Taxes @ 40%			$3,909,000	$4,749,550	$5,783,772	$6,001,119	$6,833,688
NET INCOME			**$5,863,500**	**$7,124,325**	**$8,675,658**	**$9,001,679**	**$10,250,532**

B-32

NeuroMama, Ltd.

Discounted Cash Flow Analysis - Jazz Network TV Programs - 30 min and 60 min - IP

For the Fiscal Year Ended December 31st,

Schedule 5.0

US $	2014	2015	2016	2017	2018
Revenue	**$42,000,000**	**$60,350,625**	**$78,348,523**	**$94,886,678**	**$108,724,319**
Cost of Sales	$0	$0	$0	$0	$0
Expenses	$32,327,500	$48,266,750	$63,659,093	$79,533,881	$91,090,099
	$9,672,500	$12,083,875	$14,689,430	$15,352,798	$17,634,220
Net Income Before Tax	$9,672,500	$12,083,875	$14,689,430	$15,352,798	$17,634,220
Add: Amort./Depreciation	$50,000	$145,000	$260,000	$450,000	$650,000
Cash Flow Before Tax	$9,722,500	$12,228,875	$14,949,430	$15,802,798	$18,284,220
Tax Loss Carry Forwards	$0	$0	$0	$0	$0
Tax Due On	$9,672,500	$12,083,875	$14,689,430	$15,352,798	$17,634,220
Tax @40% (projected results)	$3,869,000	$4,833,550	$5,875,772	$6,141,119	$7,053,688
Cash Flow After Tax	**$5,853,500**	**$7,395,325**	**$9,073,658**	**$9,661,679**	**$11,230,532**
Sustaining Capital Reinvestment	$591,518	$591,518	$591,518	$591,518	$591,518
Less: Tax Shield Related Thereto:					
Sustaining Capital Reinvestment, Net of Related Tax Shield	$1,908,482	$1,908,482	$1,908,482	$1,908,482	$1,908,482
Cash Flow	**$3,945,018**	**$5,486,843**	**$7,165,176**	**$7,753,197**	**$9,322,050**
Working Capital Requirement	$0	$0	$0	$0	$0
Net Cash Flow	**$3,945,018**	**$5,486,843**	**$7,165,176**	**$7,753,197**	**$9,322,050**
Discounted Cash Flow @45%	$3,271,110	$3,127,958	$2,808,390	$2,089,314	$1,727,136
Discounted Cash Flow @40%	$3,328,827	$3,296,470	$3,065,053	$2,361,437	$2,021,582
Add: Residual Value (Multiple x year 2018) and apply Discount Rate of 45%					$3,592,443
Add: Residual Value (Multiple x year 2018) and apply Discount Rate of 40%					$4,204,891
Total Discounted Cash Flow (High)					$16,616,350
Total Discounted Cash Flow (Low)					$18,278,260
Going Concern Midpoint					**$17,447,305**
Leverage Adjustment					**$3,000,000**
Fair Value - US$, say					**$14,400,000**

Assumed Annual Sustaining Capital Reinvestment	2,500,000		
Discount Rate High - Note 2	45%	**Tax Rate**	40.00%
Discount Rate Low - Note 2	40%		
Residual Multiple - Note 3	2.08		

Notes

1 See Schedule 3.0 - Leverage Adjustment.

2 Discount Rate Build-Up

	Low	High
WACC	33.4%	33.4%
Additional Risk Factors		
Financial Position and Results	4.0%	6.0%
Size and Scope of Operations	1.0%	3.0%
Competition	2.0%	3.0%
	40.4%	45.4%

3 Multiple for Terminal Value

Average Cost of Equity	40.0%
Long Term Growth	1.0%
Cap Rate	39.0%
Multiple for Terminal Value	2.60
Discount for Risk (20%)	2.08

B-33

NeuroMama, Ltd.

Discount Rate Selection - Jazz IP

Schedule 6.0

	Industry Average Debt to Equity Ratio
Debt	0.20
Equity	0.80

Assumptions as at the Valuation Date

Risk Free Rate	1.50%		
Prime Rate	2.00%		
IP Specific Risk	25.00%		
Cost of Debt	12.00%		
Tax Rate	40.00%	Debt	20%
		Equity	80%

Cost of Equity - Company

Long-term government bond yields	3.28%
Adjusted large cap equity risk premia	8.28%
Small cap equity risk premia	3.45%
Company specific risk	25.00%
Required equity return to induce investment in Company	40.01%

Weighted Average Cost of Capital - Company

WACC =Cost of Debt (1-tax rate) (Debt /Total Capital) + Cost of Equity (Equity/Total Capital)

33.45%

B-34

NeuroMama, Ltd.
Movies Library IP - Projection

Under The Gun

Schedule 7.0

Under The Gun	
Domestic Box Office	$40,000
Domestic Retention Rate	50%
International Box Office	$28,000
International Retention Rate	
Domestic Release Date	Q3 2014
REVENUES	
International Pre-sales	$3,800
Domestic Theatrical	$20,000
International Theatrical	$8,800
Domestic Video	$40,000
International Video	$14,080
Domestic Television - Pay	$12,600
Domestic Television - Free	$6,800
International Television - Pay	$8,800
International Television - Free	$1,295
Other	$854
TOTAL REVENUES	**$117,029**
COSTS	
International Pre-Sales Releasing Costs	$304
Domestic Releasing Costs	$12,000
International Releasing Costs	$5,280
Domestic Video Expense	$14,000
International Video Expense	$6,054
Participations	$3,511
Residuals	$4,681
DISTRIBUTION COSTS	**$45,830**
Distribution Fees	$17,554
TOTAL DISTRIBUTION COSTS	**$63,385**
RE-PRODUCTION COSTS	**$500**
Less: Tax Credits	-$100
Share of Production Overhead	$1,555
TOTAL COSTS	**$65,339**
PROFIT / LOSS pre- Financing Costs	**$51,689**

	Pre-Release	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues												
International Pre-sales	100%											100%
Domestic Theatrical	-	100%	-	-	-	-	-	-	-	-		100%
International Theatrical	-	90%	10%									100%
Domestic Non-Theatrical	-	-	-	80%	20%	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	75%	20%	5%	-	-	-	-	-	-		100%
Domestic TV	-	35%	26%	9%	8%	7%	4%	4%	4%	3%		100%
International TV	-	-	17%	25%	17%	16%	14%	8%	3%	-		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%
Costs												
International Pre-Sales Releasing Costs	100%											100%
Net Production Costs	100%	-	-	-	-	-	-	-	-	-		100%
Domestic Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
International Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	90%	10%	-	-	-	-	-	-	-		100%
Participations	-	-	45%	20%	20%	15%	-	-	-	-		100%
Residuals	-	14%	19%	20%	18%	10%	8%	6%	4%	1%		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues												
International Pre-sales	$3,800											$3,800
Domestic Theatrical		$20,000										$20,000
International Theatrical		$7,920	$880									$8,800
Domestic Non-Theatrical												$0
Domestic Home Video		$36,800	$2,000	$800	$400							$40,000
International Home Video		$10,560	$2,816	$704								$14,080
Domestic TV		$6,790	$5,044	$1,746	$1,552	$1,358	$776	$776	$776	$582		$19,400
International TV			$1,716	$2,524	$1,716	$1,615	$1,413	$808	$303			$10,095
Other		$854										$854
TOTAL REVENUES	**$3,800**	**$82,924**	**$12,456**	**$5,774**	**$3,668**	**$2,973**	**$2,189**	**$1,584**	**$1,079**	**$582**		**$117,029**
Percentage of Total Revenues					**92.8%**							
Costs												
International Pre-Sales Releasing Costs	$304											$304
Domestic Prints & Ads		$12,000										$12,000
International Prints & Ads		$5,280										$5,280
Domestic Home Video		$12,880	$700	$280	$140							$14,000
International Home Video		$5,449	$605									$6,054
Participations			$1,580	$702	$702	$527						$3,511
Residuals		$655	$889	$936	$843	$468	$374	$281	$187	$47		$4,681
Distribution Costs	$304	$36,264	$3,775	$1,918	$1,685	$995	$374	$281	$187	$47		$45,830
Distribution Fees	$570	$12,439	$1,868	$866	$550	$446	$328	$238	$162	$87		$17,554
TOTAL DISTRIBUTION COSTS	$874	$48,703	$5,643	$2,784	$2,235	$1,441	$703	$518	$349	$134		$63,385
Production Cost	$ 500											$500
Less: Tax Credit	-$ 100											-$100
Share of Production Overhead	$ 518	$ 1,036										$1,555
TOTAL COSTS	**$1,792**	**$49,739**	**$5,643**	**$2,784**	**$2,235**	**$1,441**	**$703**	**$518**	**$349**	**$134**		**$65,339**
NET PROFIT	**$2,008**	**$33,185**	**$6,813**	**$2,989**	**$1,433**	**$1,532**	**$1,486**	**$1,065**	**$730**	**$448**		**$51,689**
Percentage of Total Net Income					**89.8%**

B-35

NeuroMama, Ltd.
Movies Library IP - Projection

Live at Ventura Beach

Schedule 7.0 continued

Live at Ventura Beach	
Domestic Box Office	$25,000
Domestic Retention Rate	50%
International Box Office	$13,500
International Retention Rate	45%
Domestic Release Date	Q4 2014
REVENUES	
International Pre-sales	$1,200
Domestic Theatrical	$12,500
International Theatrical	$4,875
Domestic Video	$25,000
International Video	$7,800
Domestic Television - Pay	$7,875
Domestic Television - Free	$4,250
International Television - Pay	$4,875
International Television - Free	$717
Other	$515
TOTAL REVENUES	**$69,607**
COSTS	
International Pre-Sales Releasing Costs	$96
Domestic Releasing Costs	$7,500
International Releasing Costs	$2,925
Domestic Video Expense	$8,750
International Video Expense	$3,354
Participations	$2,088
Residuals	$2,784
DISTRIBUTION COSTS	**$27,498**
Distribution Fees	$10,441
TOTAL DISTRIBUTION COSTS	**$37,939**
RE-PRODUCTION COSTS	**$250**
Less: Tax Credits	-$50
Share of Production Overhead	$491
TOTAL COSTS	**$38,630**
PROFIT / LOSS pre- Financing Costs	**$30,978**

	Pre-Release	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues												
International Pre-sales	100%											100%
Domestic Theatrical	-	100%	-	-	-	-	-	-	-	-		100%
International Theatrical	-	90%	10%									100%
Domestic Non-Theatrical	-	-	-	80%	20%	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	75%	20%	5%	-	-	-	-	-	-		100%
Domestic TV	-	35%	26%	9%	8%	7%	4%	4%	4%	3%		100%
International TV	-	-	17%	25%	17%	16%	14%	8%	3%	-		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%
Costs												
International Pre-Sales Releasing Costs	100%											100%
Net Production Costs	100%	-	-	-	-	-	-	-	-	-		100%
Domestic Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
International Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	90%	10%	-	-	-	-	-	-	-		100%
Participations	-	-	45%	20%	20%	15%	-	-	-	-		100%
Residuals	-	14%	19%	20%	18%	10%	8%	6%	4%	1%		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%

		2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues													
International Pre-sales		$1,200											$1,200
Domestic Theatrical			$12,500										$12,500
International Theatrical			$4,388	$488									$4,875
Domestic Non-Theatrical													$0
Domestic Home Video			$23,000	$1,250	$500	$250							$25,000
International Home Video			$5,850	$1,560	$390								$7,800
Domestic TV			$4,244	$3,153	$1,091	$970	$849	$485	$485	$485	$364		$12,125
International TV				$951	$1,398	$951	$895	$783	$447	$168			$5,592
Other			$515										$515
TOTAL REVENUES		**$1,200**	**$50,496**	**$7,401**	**$3,379**	**$2,171**	**$1,744**	**$1,268**	**$932**	**$653**	**$364**		**$69,607**
Percentage of Total Revenues						**92.9%**							
Costs													
International Pre-Sales Releasing Costs		$96											$96
Domestic Prints & Ads			$7,500										$7,500
International Prints & Ads			$2,925										$2,925
Domestic Home Video			$8,050	$438	$175	$88							$8,750
International Home Video			$3,019	$335									$3,354
Participations				$940	$418	$418	$313						$2,088
Residuals			$390	$529	$557	$501	$278	$223	$167	$111	$28		$2,784
Distribution Costs		$96	$21,883	$2,242	$1,150	$1,006	$592	$223	$167	$111	$28		$27,498
Distribution Fees		$180	$7,574	$1,110	$507	$326	$262	$190	$140	$98	$55		$10,441
TOTAL DISTRIBUTION COSTS		$276	$29,458	$3,352	$1,656	$1,332	$853	$413	$307	$209	$82		$37,939
Production Cost	$	250											$250
Less: Tax Credit	-$	50											-$50
Share of Production Overhead	$	164	$ 327										$491
TOTAL COSTS		**$640**	**$29,785**	**$3,352**	**$1,656**	**$1,332**	**$853**	**$413**	**$307**	**$209**	**$82**		**$38,630**
NET PROFIT		**$560**	**$20,711**	**$4,049**	**$1,723**	**$839**	**$890**	**$855**	**$625**	**$443**	**$281**		**$30,978**
Percentage of Total Net Income						**90.0%**

B-36

NeuroMama, Ltd.
Movies Library IP - Projection

Comeback

Schedule 7.0 continued

Comeback	
Domestic Box Office	$26,000
Domestic Retention Rate	50%
International Box Office	$13,000
International Retention Rate	45%
Domestic Release Date	Q2 2014
REVENUES	
International Pre-sales	$2,000
Domestic Theatrical	$13,000
International Theatrical	$3,850
Domestic Video	$26,000
International Video	$6,160
Domestic Television - Pay	$8,190
Domestic Television - Free	$4,420
International Television - Pay	$3,850
International Television - Free	$566
Other	$500
TOTAL REVENUES	**$68,536**
COSTS	
International Pre-Sales Releasing Costs	$160
Domestic Releasing Costs	$7,800
International Releasing Costs	$2,310
Domestic Video Expense	$9,100
International Video Expense	$2,649
Participations	$2,056
Residuals	$2,741
DISTRIBUTION COSTS	**$26,816**
Distribution Fees	$10,280
TOTAL DISTRIBUTION COSTS	**$37,097**
RE-PRODUCTION COSTS	**$250**
Less: Tax Credits	-$50
Share of Production Overhead	$630
TOTAL COSTS	**$37,927**
PROFIT / LOSS pre- Financing Costs	**$30,609**

	Pre-Release	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues												
International Pre-sales	100%											100%
Domestic Theatrical	-	100%	-	-	-	-	-	-	-	-		100%
International Theatrical	-	90%	10%									100%
Domestic Non-Theatrical	-	-	-	80%	20%	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	75%	20%	5%	-	-	-	-	-	-		100%
Domestic TV	-	35%	26%	9%	8%	7%	4%	4%	4%	3%		100%
International TV	-	-	17%	25%	17%	16%	14%	8%	3%	-		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%
Costs												
International Pre-Sales Releasing Costs	100%											100%
Net Production Costs	100%	-	-	-	-	-	-	-	-	-		100%
Domestic Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
International Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	90%	10%	-	-	-	-	-	-	-		100%
Participations	-	-	45%	20%	20%	15%	-	-	-	-		100%
Residuals	-	14%	19%	20%	18%	10%	8%	6%	4%	1%		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%

	2015	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Revenues											
International Pre-sales	$2,000										$2,000
Domestic Theatrical		$13,000									$13,000
International Theatrical		$3,465	$385								$3,850
Domestic Non-Theatrical											$0
Domestic Home Video		$23,920	$1,300	$520	$260						$26,000
International Home Video		$4,620	$1,232	$308							$6,160
Domestic TV		$4,414	$3,279	$1,135	$1,009	$883	$504	$504	$504	$378	$12,610
International TV			$751	$1,104	$751	$707	$618	$353	$132		$4,416
Other		$500									$500
TOTAL REVENUES	**$2,000**	**$49,918**	**$6,946**	**$3,067**	**$2,020**	**$1,589**	**$1,123**	**$858**	**$637**	**$378**	**$68,536**
Percentage of Total Revenues					**93.3%**						
Costs											
International Pre-Sales Releasing Costs	$160										$160
Domestic Prints & Ads		$7,800									$7,800
International Prints & Ads		$2,310									$2,310
Domestic Home Video		$8,372	$455	$182	$91						$9,100
International Home Video		$2,384	$265								$2,649
Participations			$925	$411	$411	$308					$2,056
Residuals		$384	$521	$548	$493	$274	$219	$164	$110	$27	$2,741
Distribution Costs	$160	$21,250	$2,166	$1,142	$996	$583	$219	$164	$110	$27	$26,816
Distribution Fees	$300	$7,488	$1,042	$460	$303	$238	$168	$129	$96	$57	$10,280
TOTAL DISTRIBUTION COSTS	$460	$28,737	$3,208	$1,602	$1,299	$821	$388	$293	$205	$84	$37,097
Production Cost	$ 250										$250
Less: Tax Credit	-$ 50										-$50
Share of Production Overhead	$ 210	$ 420									$630
TOTAL COSTS	**$870**	**$29,157**	**$3,208**	**$1,602**	**$1,299**	**$821**	**$388**	**$293**	**$205**	**$84**	**$37,927**
NET PROFIT	**$1,130**	**$20,761**	**$3,738**	**$1,465**	**$721**	**$768**	**$735**	**$565**	**$432**	**$294**	**$30,609**
Percentage of Total Net Income					**90.9%**

B-37

NeuroMama, Ltd.

Movies Library IP - Projection

Road Stories

Schedule 7.0 continued

Road Stories	
Domestic Box Office	$28,000
Domestic Retention Rate	50%
International Box Office	$18,200
International Retention Rate	45%
Domestic Release Date	Q3 2014
REVENUES	
International Pre-sales	$3,000
Domestic Theatrical	$14,000
International Theatrical	$5,190
Domestic Video	$28,000
International Video	$8,304
Domestic Television - Pay	$8,820
Domestic Television - Free	$4,760
International Television - Pay	$5,190
International Television - Free	$764
Other	$569
TOTAL REVENUES	**$78,597**
COSTS	
International Pre-Sales Releasing Costs	$240
Domestic Releasing Costs	$8,400
International Releasing Costs	$3,114
Domestic Video Expense	$9,800
International Video Expense	$3,571
Participations	$2,358
Residuals	$3,144
DISTRIBUTION COSTS	**$30,626**
Distribution Fees	$11,789
TOTAL DISTRIBUTION COSTS	**$42,416**
RE-PRODUCTION COSTS	**$500**
Less: Tax Credits	-$100
Share of Production Overhead	$945
TOTAL COSTS	**$43,761**
PROFIT / LOSS pre- Financing Costs	**$34,836**

	Pre-Release	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
Revenues												
International Pre-sales	100%											100%
Domestic Theatrical	-	100%	-	-	-	-	-	-	-	-		100%
International Theatrical	-	90%	10%									100%
Domestic Non-Theatrical	-	-	-	80%	20%	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	75%	20%	5%	-	-	-	-	-	-		100%
Domestic TV	-	35%	26%	9%	8%	7%	4%	4%	4%	3%		100%
International TV	-	-	17%	25%	17%	16%	14%	8%	3%	-		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%
Costs												
International Pre-Sales Releasing Costs	100%											100%
Net Production Costs	100%	-	-	-	-	-	-	-	-	-		100%
Domestic Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
International Prints & Ads	-	100%	-	-	-	-	-	-	-	-		100%
Domestic Home Video	-	92%	5%	2%	1%	-	-	-	-	-		100%
International Home Video	-	90%	10%	-	-	-	-	-	-	-		100%
Participations	-	-	45%	20%	20%	15%	-	-	-	-		100%
Residuals	-	14%	19%	20%	18%	10%	8%	6%	4%	1%		100%
Other	-	100%	-	-	-	-	-	-	-	-		100%

	2015	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Revenues											
International Pre-sales	$3,000										$3,000
Domestic Theatrical		$14,000									$14,000
International Theatrical		$4,671	$519								$5,190
Domestic Non-Theatrical											$0
Domestic Home Video		$25,760	$1,400	$560	$280						$28,000
International Home Video		$6,228	$1,661	$415							$8,304
Domestic TV		$4,753	$3,531	$1,222	$1,086	$951	$543	$543	$543	$407	$13,580
International TV			$1,012	$1,488	$1,012	$953	$834	$476	$179		$5,954
Other		$569									$569
TOTAL REVENUES	**$3,000**	**$55,981**	**$8,123**	**$3,686**	**$2,379**	**$1,903**	**$1,377**	**$1,019**	**$722**	**$407**	**$78,597**
Percentage of Total Revenues					**93.1%**						

		2015	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Costs												
International Pre-Sales Releasing Costs		$240										$240
Domestic Prints & Ads			$8,400									$8,400
International Prints & Ads			$3,114									$3,114
Domestic Home Video			$9,016	$490	$196	$98						$9,800
International Home Video			$3,214	$357								$3,571
Participations				$1,061	$472	$472	$354					$2,358
Residuals			$440	$597	$629	$566	$314	$252	$189	$126	$31	$3,144
Distribution Costs		$240	$24,184	$2,505	$1,296	$1,135	$668	$252	$189	$126	$31	$30,626
Distribution Fees		$450	$8,397	$1,218	$553	$357	$285	$207	$153	$108	$61	$11,789
TOTAL DISTRIBUTION COSTS		$690	$32,581	$3,724	$1,849	$1,492	$954	$458	$342	$234	$93	$42,416
Production Cost	$	500										$500
Less: Tax Credit	-$	100										-$100
Share of Production Overhead	$	315	$ 630									$945
TOTAL COSTS		**$1,405**	**$33,211**	**$3,724**	**$1,849**	**$1,492**	**$954**	**$458**	**$342**	**$234**	**$93**	**$43,761**
NET PROFIT		**$1,595**	**$22,770**	**$4,399**	**$1,837**	**$886**	**$950**	**$919**	**$678**	**$488**	**$315**	**$34,836**
Percentage of Total Net Income						**90.4%**

B-38

NeuroMama, Ltd.

Relief from Royalty Analysis - Movies 1 to 4 (Under The Gun, Live at Ventura Beach, Comeback and Road Stories)

as at the Valuation Date **Schedule 8.0**

U.S. Dollars		2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Residual Value
		Management Forecast										
Revenue Projections (per management's forecast)		10,000,000	239,319,190	34,925,878	15,905,782	10,236,878	8,209,158	5,956,570	4,393,154	3,090,308	1,731,450	
Net Royalty Percentage and Resulting Income	3.0%	300,000	7,179,576	1,047,776	477,173	307,106	246,275	178,697	131,795	92,709	51,944	
Administrative Costs related to Managing the Royalty Stream	5.0%	15,000	358,979	52,389	23,859	15,355	12,314	8,935	6,590	4,635	2,597	
Before Tax Income		285,000	6,820,597	995,388	453,315	291,751	233,961	169,762	125,205	88,074	49,346	
Income Taxes (40%)		114,000	2,728,239	398,155	181,326	116,700	93,584	67,905	50,082	35,230	19,739	
Net Income		171,000	4,092,358	597,233	271,989	175,051	140,377	101,857	75,123	52,844	29,608	
Present Value	45.0%	117,931	1,946,425	195,902	61,529	27,310	15,104	7,558	3,844	1,865	721	9,650
Present Value	50.0%	114,000	1,818,826	176,958	53,726	23,052	12,324	5,961	2,931	1,375	513	8,145

Residual Value Calculation	
Calculated	WACC Multiplier
61,851	2.09 x
61,851	2.09 x
Refer to Schedule 9.0	

Expanded Notes and Assumptions:

Revenue growth is accomplished through as decsribed and represented to RwE by Company management.
The Company has sufficient working capital to initiate its broader marketing plans.

The commercial life expectancy of this IP/Rights and related media is forecast by mgt to be for 10+ years. Hence, we have included a residual value.
Royalty Rate range of 2% to 4% (mid-point 3%) is reasonable for this type of media/entertainment/intangible asset given due diligence conducted.
The royalty rate for this type of IP is based on our review of the industry and from data collected from our subscription services to Pratt's Stats, ktMine and BV Marketdata on royalty rates for this type of a IP and rightes related to the media and entertainment library. Hence, it did appear reasonable that a royalty rate in the 3% range was reasonable.
Administration costs are those only associated with managing the royalty stream and is estimated based on our due diligence.
WACC is calculated as per Schedule 9.0.
Income tax rate of 40% on earned Royalty income is as provided by the Company's management.
The Company continues to sell and market the Films and IP and related rights through and past 2023.

Relief from Royalty Value Range

High	2,387,839	say,	**2,400,000**
Low	2,217,811	say,	**2,200,000**
		Fair Value:	**2,300,000**

B-39

NeuroMama, Ltd.

Discount Rate Selection - Movies 1 to 4

Schedule 9.0

			Industry Average Debt to Equity Ratio
		Debt	0.05
		Equity	0.95

Assumptions as at the Valuation Date

Risk Free Rate	1.50%		
Prime Rate	2.00%		
IP Specific Risk	35.00%		
Cost of Debt	12.00%		
Tax Rate	40.00%	Debt	5%
		Equity	95%

Cost of Equity - Company

Long-term government bond yields	3.28%
Adjusted large cap equity risk premia	8.28%
Small cap equity risk premia	3.45%
Company specific risk	35.00%
Required equity return to induce investment in Company	50.01%

Weighted Average Cost of Capital - Company

WACC =Cost of Debt (1-tax rate) (Debt /Total Capital) + Cost of Equity (Equity/Total Capital)

47.87%

B-40

NeuroMama, Ltd.

Replacement Cost Method (Appraised Value) - Pilot Shows and TV IP (Total - 6 Episodes)

as at the Valuation Date **Schedule 10.0**

Materials Reviewed as Provided by NeuroMama, Ltd. Management

Fantazmus - 90 minute cabaret type variety show
Pilot Episodes - 4 Rock and Roll Road Stories
Pilot Episode - 1 Movie Week

Replacement Cost and Appraised Value			**Notes**
Retained value of past work (20%) for period up to 2009 - data indicates previous reasonable/productive IP - $600,000	$60,000	$120,000	1
Retained value of past work (40%) for period 2010+ - data indicates previous reasonable/productive IP - $350,000	$105,000	$140,000	2
Warranted future Development (Identified Slate - Budget); Net Capability as at the Valuation Date (2.0% to 2.5%)	$80,000	$100,000	3
Less: Identified Royalties Due	$0	$0	
Appraised Value of the Library and Other Intangibles and all Related IP	$245,000	$360,000	
	20%	25%	4
Replacement Cost and Appraised Value with "Range of Premiums" for Ability of Buyer to have Library and Related IP Today	$290,000	$450,000	

Notes

1 & 2 RwE has reviewed each of the properties from the Library.

RwE collected industry data and analysis from experts/analysts at Lazard Capital Markets, Relativity Media and other financial media and entertainment research firms.

Retained Portion of Past/Future Expenditures (Valuation Guidelines published regarding Movie/Film and Related IP/Properties)

50% Intellectual Property with script/layout, but no work done for some years. Some future work is warranted. Usually IP with interesting storyline and potential for Breakout, but not quite able to easily attract expenditures.

40% IP/Properties with identified economics, but may have some potential in future, conditional on production prices, storylines, past stars economic conditions, etc. IP development and IP Work recommended at time of valuation. Could be IP with potential for Base or High returns, but not Breakout.

30% Inactive IP/properties with unclear economic IP with the hope for further development, past pre-development script. The possible resources represent potential but there is no assurance that eventual development can be achieved.

20% Inactive IP with negligible or very little development potential. Could be IP that has title attractiveness.

10% Inactive IP with indeterminate but low or negligible development potential. Could be IP with little or no data available but in a current time interesting area.

3 Based on a review of all material provided and a logical next step or two for futher reasonable IP development; calculating financial capability today.

4 Premium is based on a review of all materials provided and reviewed and a review of certain similiar types of IP and industry transactions.

B-41

NeuroMama, Ltd.

Allocation of Fair Value

Schedule 11.0

as at the Valuation Date

ASSETS		Notes
Cash and equivalents	$1,081	
Accounts receivable	$0	
Prepaid expenses	$0	
Inventory	$0	
Equipment, net	$0	
Total Assets	$1,081	1
Assumed Debt and Current Liabilities	$1,691,972	2
Adjusted Fair Value of Net Assets	**-$1,690,891**	3
Fair Value of the Jazz Network IP	$14,400,000	4
Fair Value of the Movies 1 - 4 IP	$2,300,000	5
Fair Value of the Pilot TV Shows IP	$370,000	6
Fair Value of Identifiable Intangible Assets	**$17,070,000**	

Notes

1	Current and Capital Tangible Assets RwE has undertaken no analysis of the tangible assets, we have assumed of such assets is that BV=FMV.	$1,081
2	Assumed Debt and Current Liabilities RwE has undertaken no analysis of the debt and liabilities, we have assumed all laibilities are that BV=FMV.	$1,691,972
3	Fair Value of Intangible Assets	$17,070,000
4	Refer to Schedules 4.0 thru 6.0 for the detailed analysis	
5	Refer to Schedules 7.0 thru 9.0 for the detailed analysis	
6	Refer to Schedule 10.0 for the detailed analysis

B-42

Appendix C

SATMEX
REACHING HIGHER

SOLICITUD DE SERVICIOS DE PROVISION DE CAPACIDAD SATELITAL (LA "SOLICITUD")

México, D.F., a 27 de Enero de 2014

Neuromama LTD
AT'N. Sr. Igor Weselovsky

Estimado Sr.Igor Weselovky

Satélites Mexicanos, S.A. de C.V. (Satmex) y **Neuromama LTD,** a través de la presente Solicitud se comprometen a suscribir la renovación del Contrato de Prestación de Servicios de Provisión de Capacidad Satelital por un plazo de 60 meses, en la categoría de servicio No Interrumpible, de acuerdo con la capacidad y precios establecidos en la presente Solicitud.

Las características técnicas y de precio, son las siguientes:

Plazo 60 Meses

SATELITE	BANDA	COBERTURA	TXDR	ANCHO DE BANDA (MHZ)	PIRE	RENTA MENSUAL (USD)
Satmex 8	C	CONTINENTAL	TBD	6.000	Nominal	$18,600.00

Nota Importante:

El ancho de banda propuesto en la presente cotización debe ser considerado "Presupuestal". Se requiere hacer el cálculo de enlace correspondiente para determinar si el A.B. solicitado considera el Ancho de Banda & Potencia Nominales, el cual es determinado por la infraestructura satelital que es instalada.

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-1

SATMEX
REACHING HIGHER

Satmex 8 Banda C

Fabricante Space Systems Loral	Space Systems/Loral
Bus de la Nave Espacial	LS-1300
Modelo:	SSL 1300E
Posición Orbital	116.8° O
Fecha de lanzamiento:	28/Marzo/2013
Vida útil Estimada:	15 Años
Carga útil:	24 transpondedores de 36 MHz c/u
Cobertura:	Continental

36 dBW
37 dBW
41 dBW
40 dBW
C-HEMI-V
37 dBW
36 dBW
39 dBW
41 dBW
40 dBW

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-2

SATMEX
REACHING HIGHER

Satmex 8 Angulos de Elevación

SATMEX 8
25°
20°
15°
10°

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-3

Diámetros de antenas receptoras para operar con Satmex 8

2.4 m
2.4 m

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-4

Vecindario de video de Satmex 8 en América Latina

Alta Penetración
Media Penetración/Siembra de Antenas
Baja Penetración/Siembra de Antenas

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-5

SATMEX
REACHING HIGHER

CONDICIONES GENERALES

- La información de la presente solicitud es confidencial y no podrá divulgarse sin la previa autorización por escrito de Satélites Mexicanos, S.A. de C.V. (Satmex).
- Los precios estipulados son en dólares americanos y se deberá agregar el IVA.
- **La vigencia de la propuesta es de 15 días naturales a partir de su fecha de emisión**.
- **Neuromama LTD** garantizará el pago del Servicio por una cantidad equivalente a el monto mensual del servicio por medio de un depósito de la siguiente forma:

  Febrero 28, 2014, Deposito del 1er. mes en efectivo por la cantidad de USD$18,600.00 + IVA = USD$21,576.00.

  Satmex reservara el espacio por 3 meses, Neuromama LTD se obliga a la utilizacion del segmento satelital apartir de Mayo 2014.
- Mensualmente **Satmex** emitirá la factura al domicilio declarado por **Neuromama LTD** dentro de los primeros cinco (5) días hábiles de cada mes, la cual se emitirá por mes adelantado, y deberá cubrirse a más tardar el día quince (15) de cada mes, en dólares americanos y/o moneda nacional.

  Moneda Nacional (Pesos)
- En caso de que **Neuromama LTD** requiera que la factura sea enviada a otra dirección, deberá notificarse a **Satmex** por escrito.
- En caso de que **Neuromama LTD** se atrase en el pago de las mensualidades del Servicio, deberá cubrir a **Satmex** los intereses moratorios correspondientes, sobre saldos insolutos, desde la fecha en la que inició el atraso y hasta la de pago total del mismo, a una tasa de interés moratoria equivalente al doce (12) por ciento anual y al resultado se le agregará el correspondiente impuesto al valor agregado. Para el cálculo de la Tasa Moratoria, se utilizará divisor 360 (trescientos sesenta).
- Los precios establecidos en la presente Solicitud están sujetos a la capacidad especificada en el mismo. La capacidad utilizada por **Neuromama LTD** puede ser modificada al momento de realizar la asignación final de parámetros técnicos, debido a lo cual el monto mensual podrá ser revisado en los casos que se requiera.
- **Satmex** se reserva el derecho de mantener o modificar los precios establecidos una vez terminada la vigencia de esta solicitud.
- **Neuromama LTD** establecerá como fecha para la celebración del contrato el 1ero **de Mayo de 2014**, a partir de la cual se iniciará la facturación del mismo, independientemente que **Neuromama LTD** utilice o no la capacidad solicitada.
- **Satmex** y **Neuromama LTD** acuerdan que sí en un plazo de treinta (30) días naturales, contados a partir de la fecha del servicio vía satélite, no ha suscrito el contrato de servicio de provisión de capacidad satelital correspondiente, **Satmex** sin responsabilidad alguna, podrá suspender el Servicio inmediatamente y tendrá la facultad de comercializar la capacidad establecida en la presente Solicitud a un tercero sin responsabilidad alguna.
- Los permisos requeridos para bajar y subir señales en los países correspondientes, son responsabilidad de **Neuromama LTD.**
- El PIRE, deberá entenderse como la Potencia Isotrópica Radiada Efectiva máxima permitida y la cual esta en relación con el ancho de banda asignado. En los casos que **Neuromama LTD** exceda dicha potencia el servicio será facturado considerando el porcentaje excedido en consumo de segmento espacial.

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-6

SATMEX
REACHING HIGHER

Agradeciendo una vez más la preferencia mostrada por nuestro servicio, esperando respuesta y comentarios, aprovecho la ocasión para enviar un afectuoso saludo,

FE CHA DE INICIO DE VIGENCIA DE CONTRATO: **1 DE Mayo DE 2014**

FECHA DE ACEPTACION: 27 **DE Enero DE 2014**

Neuromama LTD	**Satélites Mexicanos, S.A. de C.V.**
______________________________	______________________________
Sr. Igor Weselovsky	Luis Manuel Castellanos Monterrubio Gerente de Ventas

c.c.p.- Ing. Miguel Angel Grimaldo .- Otto&Grim, S.A. de C.V.

Satélites Mexicanos, S.A. de C.V. Av. Paseo de la Reforma No.222 piso 20 Col. Juárez C.P. 06600

C-7

Appendix D

MARKETING AGREMENT

AGREEMENT, made as of December,10 2013 (the "Effective Date"), by and between NEUROMAMA LTD, a Nevada Corporation with offices at 182/1 Krasniy Prospekt, Suite # 704, Novosibirsk, Russia 630049, with offices at ("Nero"), and Otto & Grim S.A. de C.V. ("Otto") , with offices at Pedro Sainz De Barranda #139, Col Los Cipreses, Delegacion Coyoacan, Mexico DF, CP 04830 which is contained in the following clauses:

1. Otto will market the Neuromama.com Brand and Services during Otto's Broadcasts of the Mexican Soccer Federation Second League.
2. Neuromama will be the **Title & Presenting Sponsor** of the Soccer Tournaments Season beginning in January 2014 and ending on July 2014.
3. One Game Per Week will be transmitted on HMX TV, with possible re broadcasts on Megacable's Sports Network. Cable Sports.
4. Neuromama will have the Option to add Court Side Billboards in the Stadium during the games starting on February 2014.
5. As title Sponsor Neuromama will have the following Brand Placements, Mentions, Promotions and Airing of TV Spots.
   A. **Naming Rights**. *Neuromama Presents.....*
   B. Logo Placed Under Player Line Ups
   C. Logo Placed Under Time Clock
   D. Logo Placed Under Final Score Board
   E. Logo Placed Between each Repetition.
   F. Commentators will open Broadcast with *Neuromama Presents....*
   G. Airing of two :30 Second Spots during each Commercial Break. Spots will air on HMX and may not be aired on rebroadcasts on other Channels.
   H. Commentators will mention Neuromama Sponsorship at least 10 times per Game.
   I. Neuromama Presents Graphics at each Commercial Break.
6. Nero will pay Otto the amount of $8,000 USD a month for the Broadcast of 4 Games per month staring on January 2014, with a 50% Increase per month until the amount of $8,000 per game is reached.

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth above.

NERO

NEUROMAMA LTD

IGOR WESELOVSKY

OTTO & GRIM SA DE CV

MIGUEL GRIMALDO

D-1

AGREEMENT, made as of November 28, 2013 (the "Effective Date"), by and between NEUROMAMA LTD, a Nevada Corporation with offices at 182/1 Krasniy Prospekt, Suite # 704, Novosibirsk, Russia 630049, with offices at ("Nero"), and Otto & Grim S.A. de C.V. ("Otto") , with offices at Pedro Sainz De Barranda #139, Col Los Cipreses, Delegacion Coyoacan, Mexico DF, CP 04830.

ARTICLE 1 - DELIVERY, RECEPTION, SATELLITE AND DISTRIBUTION OF THE NETWORK PROGRAM SERVICES

Section 1.1 ***Delivery,*** Nero will deliver the programming to the Master Control via Hard Drives, FTP or will be inserted directly into the Master Control when produced in the Mexico City Studios.

Section 1.2 ***Transmission of Network Program Service.***

(a) Otto shall provide UPLINK services by means of any industry-recognized, standard technology for the high quality transmission of content (including domestic communications satellite or dedicated fiber optic landline).

(b) From time to time, Nero may have the need for live programming to air on the Network Program Service of which Otto shall charge only "pass through" fees as its designated uplink facility charges it.

Section 1.3 ***Satellite and transmission license,*** Otto will facilitate Nero the negotiation of the Satellite Segment with the Satellite provider Satmex. NeuroZone TV will be distributed on Satmex 8. Otto will extend its current transmission license for the Uplink of Neurozone TV.

Section 1.4 ***Reception by Distributors.*** Otto shall Distribute the Network Program Service from the Transmission Points to Affiliate Systems or Distributors by means of one or more communications satellites, FTP or point to point transmission.

Section 1.5 ***Network Program Service to be Distributed Intact.*** All decisions with respect to the programming and other content to be included within the Network Program Service shall be in Neros sole discretion. Otto shall Distribute the Network Program Service in full as originated in the Master Control and during the time periods provided therefore in the then applicable program schedule, including all content of all programs and commercial announcements or other content included in the Network Program Service and the copyright notices and credits related to such content, without any additions, insertions, alterations or deletions of any kind.

Section 1.6 ***Transfer of Affiliate System or Distributor.*** In the event of any transfer of Control or change in ownership of an Affiliate System or Distributor by merger,

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consolidation, sale of shares or assets or otherwise, Nero shall use commercially reasonable efforts to cause the new owner or transferee of such Affiliate System or Distributor to continue the carriage of the Network Program Service pursuant to an affiliation agreement with Otto.

ARTICLE 2 - SERVICES PROVIDED BY OTTO

Section 2.1 Affiliate Sales and Affiliate Distribution Services.

(a) Otto shall negotiate and execute carriage agreements with one or more Affiliate Systems or Distributors for the Distribution of the Network Program Service by such Affiliate Systems or Distributors, and shall Distribute the Network Program Service to such Affiliate Systems or Distributors in accordance with the terms of this Agreement and such carriage agreement. In so doing, Otto shall act as an independent contractor and shall have no authority to bind or commit Nero in any way unless the parties have agreed in writing to a particular commitment. In connection with negotiating and executing such carriage agreements, Otto shall: (i) market the Network Program Service to potential systems, including by traveling to corporate or regional offices and making sales presentations and other contacts; (ii) provide personnel with legal and business expertise to negotiate carriage agreements; and (iii) implement, and assist each Affiliate System or Distributor to implement, a master carriage agreement on the local system or corporate level.

The Parties shall cooperate in good faith to effectuate the Distribution of the Network Program Service on each Affiliate System or Distributor, including by way of illustration and not limitation, development of marketing and sales materials and distribution strategies as requested by Otto. Without limiting the foregoing, Otto shall make prompt and ongoing disclosure to Nero of the existence and status of negotiations by Otto with any third party to effect the Distribution of the Network Program Service. Nero will respond promptly to Otto reasonable requests with respect to any material terms and provisions related to Affiliate System or Distributor agreements and related term sheets.

Section 2.2 Master Services. The following technical services to be provided by Otto for the benefit of Nero twenty four (24) hours a day, seven (7) days a week during the Term,

i. origination services, including (*A*) inserting bar codes and such other material as may be necessary to permit the network program service to be used with the server automation system (the "SAS"); (*B*) revising the program logs as may be necessary in accordance with NERO's instructions; (*C*) organizing and integrating the components of the network program service in accordance with the scheduling instructions provided in the program logs to create the program feed; (*D*) loading the SAS in accordance with the program logs; and (*E*) providing appropriate space to store playback tapes of the network program service;

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ARTICLE 3 - FEES AND REPORTS

Section 3.1 *Service Fee.*

(a) Nero shall pay to Otto, in consideration for the Transport and Distribution of the Network Program Service, the monthly fee of $15,000 USD, including Satellite Segment. The Service Fee shall be payable in advance on the first business day of each calendar month for which the Service Fee is payable.

Section 3.2 *Nero Tec TV License Fee.* The parties agree to work together to formulate a license fee structure related to Otto's NeuroZone TV Distribution prior to its sales services.

Section 3.3 *Late Payments*. Any payment not made by either Party on or before the date such payment is due under this Agreement shall accrue interest at the rate of one percent (15%) per month, compounded daily, until such payment is paid to the other Party in full.

Section 3.4 *Reports*. Oltto shall, on a monthly basis and within fifteen (15) days of receiving such information from any Affiliate System, report to Nero, in writing, the total numbers of Subscribers of such Affiliate System or Distributor (on a system-by-system basis and MSO-by-MSO basis) for such month receiving the Network Program Service pursuant to any direct agreements between Otto and said Affiliate System, and such other information as may be requested by Nero. Nero shall have the right to audit Otto's books as to verify the accuracy of reporting.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

Section 4.1 *Representations and Warranties of Nero*. Nero represents and warrants to Otto that:

(a) (*i*) Nero has the authority to enter into this Agreement and to perform all of its obligations hereunder; (*ii*) this Agreement has been executed and delivered by a duly authorized representative of Nero; and (*iii*) this Agreement constitutes a binding obligation of Nero, enforceable against Nero in accordance with its terms, except as such enforcement may be limited by equitable principles or the rules affecting creditors rights.

(b) To the best of Nero's knowledge, the Network Program Service, including each program provided therein and the content thereof will not infringe the copyright, trademark, patent or other intellectual property right of any other person, and the transmission of the Network Program Service, including each program provided therein and the content thereof, by Otto and each Affiliate System or Distributor will not infringe any intellectual property right of any other Person and will not violate Any applicable Law.

(c) Nero has or will have, and only to the extent applicable if at all, through-to-the-viewer music performance licenses.

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Section 4.2 ***Representations and Warranties of Otto***. Otto represents and warrants to Nero that (*a*) Otto has the authority to enter into this Agreement and to perform all of its obligations hereunder; (*b*) this Agreement has been executed and delivered by a duly authorized representative of Otto; (*c*) this Agreement constitutes a binding obligation of Otto, enforceable against Otto in accordance with its terms; and the Distribution by Otto of the Network Program Service, including each program provided therein and the content thereof, will not infringe the patent or other intellectual property or other right of any other Person, and the transmission of the Network Program Service, including each program provided therein and the content thereof, by Otto and each Affiliate System or Distributor will not infringe any intellectual property right of any other Person and will not violate any Applicable Law; and (d) to the best of its knowledge, has not, and will not, enter into any third party agreements during the Term that would infringe on the intellectual property rights of Nero or the contractual rights of Nero pursuant to this Agreement. Otto will use its best efforts to distribute the Network Program Service so as to maximize the number of Subscribers thereto in the Territory.

ARTICLE 5 - INDEMNIFICATION

Section 5.1 ***Indemnification.***

(a) Each Party hereto agrees to indemnify and hold harmless the other Party and its Affiliates and each of their respective shareholders, officers, directors, employees and agents from and against any and all Damages arising out of, connected with or related to any breach of any of such Party's representations or warranties in this Agreement or the breach or non-performance of any covenant or obligation to be performed by such Party hereunder.

(b) Otto agrees to indemnify, defend, and hold Nero and its Affiliates and each of their respective shareholders, officers, directors, employees and agents harmless from and against any and all Damages incurred in connection with (*i*) any claim against Nero arising out of Ottos use of promotional or advertising material (other than material supplied to Otto by Nero or created by Otto and approved by Nero); (*ii*) any claim by any Affiliate System, Subscriber, or other Person arising out of Otto Distribution of the Network Program Service and the assessment of any and all sales, use, excise, income, franchise, corporate, and similar taxes (including any fees payable to local or state authorities) and other charges which are or may be imposed upon or assessed against Otto or any Affiliate System or Distributor rand which are based upon or measured by revenues derived by Otto from the exploitation of the rights granted to Otto pursuant to this Agreement, including any tax or charge based upon any goods or services furnished to Otto by Nero, which goods and services are then passed on to the Subscribers; and (*iv*) any claims arising from the breach of this Agreement, including without limitation any claims arising out of Otto unauthorized addition to or deletion from any of the content of the Network Program Service.

5.2 ***Indemnification Procedures***. Each Party entitled to indemnification under this Article 7 (the "**Indemnified Party**") shall give notice to the Party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity may be sought. Within a reasonable time after receipt by the Indemnifying Party of such notice, the Indemnifying Party shall notify the

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Indemnified Party in writing that it: (*a*) disputes the right to indemnification as set forth or estimated in such notice; (*b*) agrees to pay the amount specified in such notice; or (*c*) elects to defend the claim giving rise to such indemnification right or to prosecute the same against any other Person. If the Indemnifying Party assumes the defense or prosecution of any such claim or litigation, it shall take all steps necessary in the defense, prosecution or settlement of such claim or litigation and shall hold such Indemnified Party harmless from and against all Damages caused by or arising out of any settlement thereof approved by the Indemnifying Party or any judgment in connection therewith. The failure of an Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article 7 unless such failure to give notice shall materially adversely affect the Indemnifying Party in the defense of any such claims or any such litigation. Counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, and all fees and expenses of counsel shall be approved by the Indemnified Party (which approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense through its own counsel at its own cost and expense. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the prior written approval of the Indemnified Party (which shall not unreasonably be withheld), consent to entry of any judgment or enter into any settlement other than a judgment or settlement where the sole relief awarded is money damages to be paid in full by the Indemnifying Party and which includes as an unconditional term thereof the giving by the claimant or plaintiff of a release from all liability in respect to such claim or litigation to the Indemnified Party.

Section 5.3 Collection of Amounts Due. If either Party engages the services of collection agencies or independent legal counsel to collect past due fees owed by the other Party under this Agreement, it shall be entitled to full reimbursement from the other Party for all reasonable out-of-pocket costs incurred in any such successful collection efforts, including, but not limited to, collection agency fees, court costs, attorneys fees and costs of enforcing any judgment.

Section 5.4 No Liability for Consequential Damages. Notwithstanding any provision of this Agreement to the contrary, neither Party shall be liable to the other for any indirect, incidental, consequential, reliance or special damages suffered by the other party, as the case may be (including damages for harm to business, lost revenues, lost savings or lost profits suffered by such Party), whether in contract, warranty, strict liability, tort or otherwise, including negligence of any kind, whether active or passive, and regardless of whether the possibility that such damages could result was known.

ARTICLE 6 - TERM; TERMINATION

Section 6.1 Term. The term of this Agreement shall commence on the date of this Agreement and, unless earlier terminated in accordance with the provisions hereof, end on the fifth (5th) anniversary of the Launch Date, and shall automatically renew for an additional two (2) year term unless either Party notifies the other Party not to so renew the term no later than sixty (60) days prior to the expiration of the initial five (5) year term (the initial term and the renewal term, if any, the "**Term**").

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Section 6.2 ***Termination by Either Party***. This Agreement may be terminated at any time by (*a*) agreement in writing of the Parties hereto; (*b*) either Party hereto if the other Party is in material breach of any covenant under this Agreement and such breach is not cured within thirty (30) days after written notice thereof, provided that the Party seeking to terminate this Agreement is not in material breach of any covenant or obligation under this Agreement; or (*c*) either Party if the other Party suffers or permits the appointment of a receiver for its business or assets, becomes subject to involuntary proceedings under any bankruptcy or insolvency law (which proceedings remain undismissed for thirty (30) days), or is wound up or liquidated.

Section 6.3 ***Termination by Otto*** Otto in addition to whatever other remedies it may have, may elect to terminate this Agreement and be relieved of any further liabilities and obligations hereunder may terminate this agreement immediately if (i) Nero causes Otto to breach any Affiliate System or Distributor Agreement for which the provision being breached is known by Nero or (ii) Nero announces its intent to discontinue or discontinues its television operation of the Network Program Service. Otto also retains the right to suspend its performance under the Agreement, including the right to unilaterally terminate the Agreement, if Nero fails to make any payment pursuant to this Agreement.

Section 6.4 ***Termination by Nero.***

(a) Nero, in addition to whatever other remedies it may have, may elect to terminate this Agreement and be relieved of any further liabilities and obligations hereunder (except as otherwise provided herein) if Otto or any successor thereof or to the business of Otto permanently discontinues all of its operations.

Section 6.5 ***Changes in Applicable Law***. Any provision hereof which is in conflict with applicable laws as of the date hereof, is hereby amended to conform to and comply with such laws to the maximum and fullest extent permitted there under. If, as a result of such law, conflict, and/or required amendment thereto, any term, obligation, right, condition, or provision thereof is held invalid, inoperative, void, or unenforceable, herein the "Offensive Provision", the remaining provisions hereof shall (i) remain in full force; (ii) in no way be altered, affected, impaired, invalidated, or otherwise changed by the Offensive Provision; and (iii) be interpreted, construed, and applied as though the Offensive Provision was not in the first instance contained herein.

Section 6.6 ***Effect of Termination***. Upon any termination pursuant to this Article 8, or upon the expiration of the Term of this Agreement, the following shall occur:

(a) In the event this agreement is terminated or expires on a day that is not the last day of the calendar month, the final month's Service Fee paid by Nero pursuant to Section 5.1 shall be prorated, based in each case on a thirty (30) day month and any excess amounts shall be refunded to Nero by Otto.

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ARTICLE 7 - MISCELLANEOUS

Section 7.1 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties, and their successors and assigns permitted under this Agreement, and no provisions of this Agreement shall be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right.

Section 7.2 Arbitration. Any controversy, claim or other dispute ("Controversy") arising out of this Agreement or relating to the subject matter hereof shall be decided by arbitration in accordance with the commercial arbitration rules of the International Arbitration Association unless the parties agree otherwise in writing, provided that the foregoing arbitration obligation does not apply to any Controversy arising from or relating to Nero's breach of Section 3.1. The award rendered by the arbitrator shall be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof. The arbitration shall be held in Palm Beach County, Florida.

(a) ***Section 7.3 Confidentiality.*** Each Party agrees to maintain the Confidential Information of the other Party in confidence and not to use the Confidential Information of the other Party other than in connection with the performance of its obligations or the exercise or enforcement of its rights hereunder. Without limiting the generality of the foregoing, each Party shall make reasonable efforts to keep, file and store such Confidential Information, together with any notes or other material incorporating or relating to the Confidential Information, in a manner consistent with its confidential nature and to take all appropriate action, whether by instruction, agreement or otherwise, to ensure that its directors, officers and employees do not disclose or use the Confidential Information of the other Party, directly or indirectly, for any purpose other than the purpose of this Agreement. Notwithstanding the foregoing, any Party may disclose Confidential Information required to be disclosed by any Requirements of Law or any rule or regulation of any Governmental Authority; *provided, however*, that the Party making such disclosure shall (*i*) use its best efforts to limit such disclosure, and (*ii*) in any event, make such disclosure only to the extent so required.

Section 7.4 Communications.

(a) All notices, requests, demands and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (*i*) on the date of delivery when delivered by hand, (*ii*) on the date of transmission when sent by facsimile transmission during normal business hours with telephone confirmation of receipt, (*iii*) one (1) day after dispatch when sent by a reputable courier service that maintains records of receipt or (*iv*) five (5) days after dispatch when sent by first class or airmail letter; *provided, however*, that, in any such case, such communication is addressed provided in the immediately following paragraph (b).

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(b) All notices, requests, demands and other communications which are required or may be given pursuant to the terms of this Agreement shall be addressed as follows:

if to Otto, to:

or to such other address as Otto may designate in a written notice to Nero, and if to Nero to:

or at such other address as Nero may designate in a written notice to Otto.

Section 7.5 ***Binding Effect, Successors and Assigns, Entire Agreement.*** Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give any Person (including creditors, shareholders and Affiliates of Otto or Nero) other than Otto and Nero any remedy or claim under or by reason of this Agreement or any term, covenant or condition hereof, all of which shall be for the sole and exclusive benefit of Otto and Nero Except as expressly provided herein, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of Otto and Nero and their respective successors, heirs, executors, legal representatives and permitted assigns; *provided, however*, that, except as otherwise specifically permitted or contemplated by this Agreement, neither this Agreement nor any of the rights, interests or obligations of either Otto or Nero hereunder shall be assigned or delegated without the prior written consent of the other. This Agreement sets forth the entire agreement and understanding between Otto and Nero as to the subject matter hereof and thereof and merges and supersedes all prior discussions and agreements.

Section 7.6 ***Severability.*** If any covenant or provision hereof is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision, each of which is hereby declared to be separate and distinct. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. If any provision of this Agreement is declared invalid or unenforceable for any reason other than overbreadth, the offending provision will be

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

OTTO & GRIM S.A. DE C.V.

By: ____________________

Name:

Neuromama LTD

By: ____________________

Name: Igor Weselovsky

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 APPENDIX E

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Appendix F

NETWORK CARRIAGE AGREEMENT FOR NEUROZONE TV

AGREEMENT, made as of November 28, 2013 (the "Effective Date"), by and between NEUROMAMA LTD, a Nevada Corporation with offices at 182/1 Krasniy Prospekt, Suite # 704, Novosibirsk, Russia 630049, with offices at ("Nero"), and Otto & Grim S.A. de C.V. ("Otto") , with offices at Pedro Sainz De Barranda #139, Col Los Cipreses, Delegacion Coyoacan, Mexico DF, CP 04830.

ARTICLE 1 - DELIVERY, RECEPTION, SATELLITE AND DISTRIBUTION OF THE NETWORK PROGRAM SERVICES

Section 1.1 ***Delivery,*** Nero will deliver the programming to the Master Control via Hard Drives, FTP or will be inserted directly into the Master Control when produced in the Mexico City Studios.

Section 1.2 ***Transmission of Network Program Service***.

(a) Otto shall provide UPLINK services by means of any industry-recognized, standard technology for the high quality transmission of content (including domestic communications satellite or dedicated fiber optic landline).

(b) From time to time, Nero may have the need for live programming to air on the Network Program Service of which Otto shall charge only "pass through" fees as its designated uplink facility charges it.

Section 1.3 ***Satellite and transmission license,*** Otto will facilitate Nero the negotiation of the Satellite Segment with the Satellite provider Satmex. NeuroZone TV will be distributed on Satmex 8. Otto will extend its current transmission license for the Uplink of Neurozone TV.

Section 1.4 ***Reception by Distributors***. Otto shall Distribute the Network Program Service from the Transmission Points to Affiliate Systems or Distributors by means of one or more communications satellites, FTP or point to point transmission.

Section 1.5 ***Network Program Service to be Distributed Intact***. All decisions with respect to the programming and other content to be included within the Network Program Service shall be in Neros sole discretion. Otto shall Distribute the Network Program Service in full as originated in the Master Control and during the time periods provided therefore in the then applicable program schedule, including all content of all programs and commercial announcements or other content included in the Network Program Service and the copyright notices and credits related to such content, without any additions, insertions, alterations or deletions of any kind.

Section 1.6 ***Transfer of Affiliate System or Distributor***. In the event of any transfer of Control or change in ownership of an Affiliate System or Distributor by merger,

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consolidation, sale of shares or assets or otherwise, Nero shall use commercially reasonable efforts to cause the new owner or transferee of such Affiliate System or Distributor to continue the carriage of the Network Program Service pursuant to an affiliation agreement with Otto.

ARTICLE 2 - SERVICES PROVIDED BY OTTO

Section 2.1 Affiliate Sales and Affiliate Distribution Services.

(a) Otto shall negotiate and execute carriage agreements with one or more Affiliate Systems or Distributors for the Distribution of the Network Program Service by such Affiliate Systems or Distributors, and shall Distribute the Network Program Service to such Affiliate Systems or Distributors in accordance with the terms of this Agreement and such carriage agreement. In so doing, Otto shall act as an independent contractor and shall have no authority to bind or commit Nero in any way unless the parties have agreed in writing to a particular commitment. In connection with negotiating and executing such carriage agreements, Otto shall: (i) market the Network Program Service to potential systems, including by traveling to corporate or regional offices and making sales presentations and other contacts; (ii) provide personnel with legal and business expertise to negotiate carriage agreements; and (iii) implement, and assist each Affiliate System or Distributor to implement, a master carriage agreement on the local system or corporate level.

The Parties shall cooperate in good faith to effectuate the Distribution of the Network Program Service on each Affiliate System or Distributor, including by way of illustration and not limitation, development of marketing and sales materials and distribution strategies as requested by Otto. Without limiting the foregoing, Otto shall make prompt and ongoing disclosure to Nero of the existence and status of negotiations by Otto with any third party to effect the Distribution of the Network Program Service. Nero will respond promptly to Otto reasonable requests with respect to any material terms and provisions related to Affiliate System or Distributor agreements and related term sheets.

Section 2.2 Master Services. The following technical services to be provided by Otto for the benefit of Nero twenty four (24) hours a day, seven (7) days a week during the Term,

i. origination services, including (*A*) inserting bar codes and such other material as may be necessary to permit the network program service to be used with the server automation system (the “SAS”); (*B*) revising the program logs as may be necessary in accordance with NERO’s instructions; (*C*) organizing and integrating the components of the network program service in accordance with the scheduling instructions provided in the program logs to create the program feed; (*D*) loading the SAS in accordance with the program logs; and (*E*) providing appropriate space to store playback tapes of the network program service;

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ARTICLE 3 - FEES AND REPORTS

Section 3.1 Service Fee.

(a) Nero shall pay to Otto, in consideration for the Transport and Distribution of the Network Program Service, the monthly fee of $15,000 USD, including Satellite Segment. The Service Fee shall be payable in advance on the first business day of each calendar month for which the Service Fee is payable.

Section 3.2 Nero Tec TV License Fee. The parties agree to work together to formulate a license fee structure related to Otto`s NeuroZone TV Distribution prior to its sales services.

Section 3.3 Late Payments. Any payment not made by either Party on or before the date such payment is due under this Agreement shall accrue interest at the rate of one percent (15%) per month, compounded daily, until such payment is paid to the other Party in full.

Section 3.4 Reports. Oltto shall, on a monthly basis and within fifteen (15) days of receiving such information from any Affiliate System, report to Nero, in writing, the total numbers of Subscribers of such Affiliate System or Distributor (on a system-by-system basis and MSO-by-MSO basis) for such month receiving the Network Program Service pursuant to any direct agreements between Otto and said Affiliate System, and such other information as may be requested by Nero. Nero shall have the right to audit Otto's books as to verify the accuracy of reporting.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Nero. Nero represents and warrants to Otto that:

(a) (*i*) Nero has the authority to enter into this Agreement and to perform all of its obligations hereunder; (*ii*) this Agreement has been executed and delivered by a duly authorized representative of Nero; and (*iii*) this Agreement constitutes a binding obligation of Nero, enforceable against Nero in accordance with its terms, except as such enforcement may be limited by equitable principles or the rules affecting creditors rights.

(b) To the best of Nero's knowledge, the Network Program Service, including each program provided therein and the content thereof will not infringe the copyright, trademark, patent or other intellectual property right of any other person, and the transmission of the Network Program Service, including each program provided therein and the content thereof, by Otto and each Affiliate System or Distributor will not infringe any intellectual property right of any other Person and will not violate Any applicable Law.

(c) Nero has or will have, and only to the extent applicable if at all, through-to-the-viewer music performance licenses.

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__Section 4.2__	*__Representations and Warranties of Otto__*. Otto represents and warrants to Nero that (*a*) Otto has the authority to enter into this Agreement and to perform all of its obligations hereunder; (*b*) this Agreement has been executed and delivered by a duly authorized representative of Otto; (*c*) this Agreement constitutes a binding obligation of Otto, enforceable against Otto in accordance with its terms; and the Distribution by Otto of the Network Program Service, including each program provided therein and the content thereof, will not infringe the patent or other intellectual property or other right of any other Person, and the transmission of the Network Program Service, including each program provided therein and the content thereof, by Otto and each Affiliate System or Distributor will not infringe any intellectual property right of any other Person and will not violate any Applicable Law; and (d) to the best of its knowledge, has not, and will not, enter into any third party agreements during the Term that would infringe on the intellectual property rights of Nero or the contractual rights of Nero pursuant to this Agreement. Otto will use its best efforts to distribute the Network Program Service so as to maximize the number of Subscribers thereto in the Territory.

ARTICLE 5 - INDEMNIFICATION

__Section 5.1__	*__Indemnification__*.

(a)	Each Party hereto agrees to indemnify and hold harmless the other Party and its Affiliates and each of their respective shareholders, officers, directors, employees and agents from and against any and all Damages arising out of, connected with or related to any breach of any of such Party's representations or warranties in this Agreement or the breach or non-performance of any covenant or obligation to be performed by such Party hereunder.

(b)	Otto agrees to indemnify, defend, and hold Nero and its Affiliates and each of their respective shareholders, officers, directors, employees and agents harmless from and against any and all Damages incurred in connection with (*i*) any claim against Nero arising out of Ottos use of promotional or advertising material (other than material supplied to Otto by Nero or created by Otto and approved by Nero); (*ii*) any claim by any Affiliate System, Subscriber, or other Person arising out of Otto Distribution of the Network Program Service and the assessment of any and all sales, use, excise, income, franchise, corporate, and similar taxes (including any fees payable to local or state authorities) and other charges which are or may be imposed upon or assessed against Otto or any Affiliate System or Distributor rand which are based upon or measured by revenues derived by Otto from the exploitation of the rights granted to Otto pursuant to this Agreement, including any tax or charge based upon any goods or services furnished to Otto by Nero, which goods and services are then passed on to the Subscribers; and (*iv*) any claims arising from the breach of this Agreement, including without limitation any claims arising out of Otto unauthorized addition to or deletion from any of the content of the Network Program Service.

__5.2__	*__Indemnification Procedures__*. Each Party entitled to indemnification under this Article 7 (the "**Indemnified Party**") shall give notice to the Party required to provide indemnification (the "**Indemnifying Party**") promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity may be sought. Within a reasonable time after receipt by the Indemnifying Party of such notice, the Indemnifying Party shall notify the

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Indemnified Party in writing that it: (*a*) disputes the right to indemnification as set forth or estimated in such notice; (*b*) agrees to pay the amount specified in such notice; or (*c*) elects to defend the claim giving rise to such indemnification right or to prosecute the same against any other Person. If the Indemnifying Party assumes the defense or prosecution of any such claim or litigation, it shall take all steps necessary in the defense, prosecution or settlement of such claim or litigation and shall hold such Indemnified Party harmless from and against all Damages caused by or arising out of any settlement thereof approved by the Indemnifying Party or any judgment in connection therewith. The failure of an Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article 7 unless such failure to give notice shall materially adversely affect the Indemnifying Party in the defense of any such claims or any such litigation. Counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, and all fees and expenses of counsel shall be approved by the Indemnified Party (which approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense through its own counsel at its own cost and expense. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the prior written approval of the Indemnified Party (which shall not unreasonably be withheld), consent to entry of any judgment or enter into any settlement other than a judgment or settlement where the sole relief awarded is money damages to be paid in full by the Indemnifying Party and which includes as an unconditional term thereof the giving by the claimant or plaintiff of a release from all liability in respect to such claim or litigation to the Indemnified Party.

Section 5.3 Collection of Amounts Due. If either Party engages the services of collection agencies or independent legal counsel to collect past due fees owed by the other Party under this Agreement, it shall be entitled to full reimbursement from the other Party for all reasonable out-of-pocket costs incurred in any such successful collection efforts, including, but not limited to, collection agency fees, court costs, attorneys fees and costs of enforcing any judgment.

Section 5.4 No Liability for Consequential Damages. Notwithstanding any provision of this Agreement to the contrary, neither Party shall be liable to the other for any indirect, incidental, consequential, reliance or special damages suffered by the other party, as the case may be (including damages for harm to business, lost revenues, lost savings or lost profits suffered by such Party), whether in contract, warranty, strict liability, tort or otherwise, including negligence of any kind, whether active or passive, and regardless of whether the possibility that such damages could result was known.

ARTICLE 6 - TERM; TERMINATION

Section 6.1 Term. The term of this Agreement shall commence on the date of this Agreement and, unless earlier terminated in accordance with the provisions hereof, end on the fifth (5th) anniversary of the Launch Date, and shall automatically renew for an additional two (2) year term unless either Party notifies the other Party not to so renew the term no later than sixty (60) days prior to the expiration of the initial five (5) year term (the initial term and the renewal term, if any, the "**Term**").

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Section 6.2 Termination by Either Party. This Agreement may be terminated at any time by (*a*) agreement in writing of the Parties hereto; (*b*) either Party hereto if the other Party is in material breach of any covenant under this Agreement and such breach is not cured within thirty (30) days after written notice thereof, provided that the Party seeking to terminate this Agreement is not in material breach of any covenant or obligation under this Agreement; or (*c*) either Party if the other Party suffers or permits the appointment of a receiver for its business or assets, becomes subject to involuntary proceedings under any bankruptcy or insolvency law (which proceedings remain undismissed for thirty (30) days), or is wound up or liquidated.

Section 6.3 Termination by Otto Otto in addition to whatever other remedies it may have, may elect to terminate this Agreement and be relieved of any further liabilities and obligations hereunder may terminate this agreement immediately if (i) Nero causes Otto to breach any Affiliate System or Distributor Agreement for which the provision being breached is known by Nero or (ii) Nero announces its intent to discontinue or discontinues its television operation of the Network Program Service**.** Otto also retains the right to suspend its performance under the Agreement, including the right to unilaterally terminate the Agreement, if Nero fails to make any payment pursuant to this Agreement.

Section 6.4 Termination by Nero.

(a) Nero, in addition to whatever other remedies it may have, may elect to terminate this Agreement and be relieved of any further liabilities and obligations hereunder (except as otherwise provided herein) if Otto or any successor thereof or to the business of Otto permanently discontinues all of its operations.

Section 6.5 Changes in Applicable Law. Any provision hereof which is in conflict with applicable laws as of the date hereof, is hereby amended to conform to and comply with such laws to the maximum and fullest extent permitted there under. If, as a result of such law, conflict, and/or required amendment thereto, any term, obligation, right, condition, or provision thereof is held invalid, inoperative, void, or unenforceable, herein the "Offensive Provision", the remaining provisions hereof shall (i) remain in full force; (ii) in no way be altered, affected, impaired, invalidated, or otherwise changed by the Offensive Provision; and (iii) be interpreted, construed, and applied as though the Offensive Provision was not in the first instance contained herein.

Section 6.6 Effect of Termination. Upon any termination pursuant to this Article 8, or upon the expiration of the Term of this Agreement, the following shall occur:

(a) In the event this agreement is terminated or expires on a day that is not the last day of the calendar month, the final month's Service Fee paid by Nero pursuant to Section 5.1 shall be prorated, based in each case on a thirty (30) day month and any excess amounts shall be refunded to Nero by Otto.

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ARTICLE 7 - MISCELLANEOUS

Section 7.1 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties, and their successors and assigns permitted under this Agreement, and no provisions of this Agreement shall be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right.

Section 7.2 Arbitration. Any controversy, claim or other dispute ("Controversy") arising out of this Agreement or relating to the subject matter hereof shall be decided by arbitration in accordance with the commercial arbitration rules of the International Arbitration Association unless the parties agree otherwise in writing, provided that the foregoing arbitration obligation does not apply to any Controversy arising from or relating to Nero's breach of Section 3.1. The award rendered by the arbitrator shall be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof. The arbitration shall be held in Palm Beach County, Florida.

(a) ***Section 7.3 Confidentiality.*** Each Party agrees to maintain the Confidential Information of the other Party in confidence and not to use the Confidential Information of the other Party other than in connection with the performance of its obligations or the exercise or enforcement of its rights hereunder. Without limiting the generality of the foregoing, each Party shall make reasonable efforts to keep, file and store such Confidential Information, together with any notes or other material incorporating or relating to the Confidential Information, in a manner consistent with its confidential nature and to take all appropriate action, whether by instruction, agreement or otherwise, to ensure that its directors, officers and employees do not disclose or use the Confidential Information of the other Party, directly or indirectly, for any purpose other than the purpose of this Agreement. Notwithstanding the foregoing, any Party may disclose Confidential Information required to be disclosed by any Requirements of Law or any rule or regulation of any Governmental Authority; *provided*, *however*, that the Party making such disclosure shall (*i*) use its best efforts to limit such disclosure, and (*ii*) in any event, make such disclosure only to the extent so required.

Section 7.4 Communications.

(a) All notices, requests, demands and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (*i*) on the date of delivery when delivered by hand, (*ii*) on the date of transmission when sent by facsimile transmission during normal business hours with telephone confirmation of receipt, (*iii*) one (1) day after dispatch when sent by a reputable courier service that maintains records of receipt or (*iv*) five (5) days after dispatch when sent by first class or airmail letter; *provided*, *however*, that, in any such case, such communication is addressed provided in the immediately following paragraph (b).

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(b) All notices, requests, demands and other communications which are required or may be given pursuant to the terms of this Agreement shall be addressed as follows:

if to Otto, to:

or to such other address as Otto may designate in a written notice to Nero, and if to Nero to:

or at such other address as Nero may designate in a written notice to Otto.

Section 7.5 Binding Effect, Successors and Assigns, Entire Agreement. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give any Person (including creditors, shareholders and Affiliates of Otto or Nero) other than Otto and Nero any remedy or claim under or by reason of this Agreement or any term, covenant or condition hereof, all of which shall be for the sole and exclusive benefit of Otto and Nero Except as expressly provided herein, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of Otto and Nero and their respective successors, heirs, executors, legal representatives and permitted assigns; *provided, however*, that, except as otherwise specifically permitted or contemplated by this Agreement, neither this Agreement nor any of the rights, interests or obligations of either Otto or Nero hereunder shall be assigned or delegated without the prior written consent of the other. This Agreement sets forth the entire agreement and understanding between Otto and Nero as to the subject matter hereof and thereof and merges and supersedes all prior discussions and agreements.

Section 7.6 Severability. If any covenant or provision hereof is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision, each of which is hereby declared to be separate and distinct. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. If any provision of this Agreement is declared invalid or unenforceable for any reason other than overbreadth, the offending provision will be

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

OTTO & GRIM S.A. DE C.V.	**Neuromama LTD**
By: ______________________	By: ______________________
Name:	Name: Igor Weselovsky

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Appendix G

MAR-25-2014 12:47 FROM:NEO-DYNE RESEACH INC 17023823240 TO:16193300629 P.1/1
03/20/14 10:38PM PDT 6193300629 -> 17023823240 Pg 2/2

182/1 Krasniy Prospekt, Suite # 704, Novosibirsk, Russia, 630049
Russia: +73833542023 * USA: +1(888) 710-1007 * USA Fax: +1(619) 330-0629

TERM SHEET.

On 3/21/2014 Mr. Alvin A. Snaper and NeuroMama, Ltd. has agreed in principle to the following terms:

(1) To sell to NeuroMama, Ltd. His interest in approximately 40 US and International patents (to be specifically identified in the final Agreement), where sales price will be paid in NeuroMama, Ltd. common stock under SEC Rule 144 exemption and $100,000 cash.

(2) NeuroMama, Ltd. will fund with the same amount of stock issued to Mr. Snaper NeuroMama "Eureka! Foundation, which will be awarding scholarships to young inventors.

(3) Mr. Snaper has agreed on best efforts basis to participate in production of production of "Eureka!" TV documentaries, where 2 times per week Mr. Snaper will be interviewed in front of the cameras.

(4) Mr. Snaper has agreed on best efforts basis to participate in research, design, development and implementation of a sequel to "Eureka!" documentaries, "Eureka!" TV show with a format of intellectual competition of inventors to receive scholarships and/or other funding from NeuroMama "Eureka! Foundation.

(5) Mr. Snaper has agreed on best efforts bases to be one of the judges on "Eureka!" TV Show.

(6) Mr. Snaper has agreed that 50% of EBITDA from the "Eureka!" documentaries and sequel TV shows will go to NeuroMama Eureka! Foundation and the remaining 50% of EBITDA will go to NeuroMama, Ltd.

For Mr. Alvin A. Snaper

Alvin A. Snaper

Mr. Alvin A. Snaper
Inventor and Patent Holder.
3/25/14

For NeuroMama, Ltd.

Mr. Igor Weselovsky
President and CEO.
3/25/14

G-1

Appendix H

RwE GROWTH PARTNERS, INC.

1066 West Hastings Street
Suite 2000
Vancouver, British Columbia
Canada V6E 3X2

Telephone: (778) 373-5432
Fax: (604) 942-3172
Website: www.rwegrowthpartners.com

March 18, 2014

Confidential and Privileged: Not for Circulation

NEUROMAMA, LTD.
1810 E. Sahara Ave., Suite 100
Las Vegas, Nevada 89104

Attention: Igor Weselovsky, President and CEO

Dear Sir:

Re: Appraisal and Valuation Report

You have requested that RwE Growth Partners, Inc. ("RwE") to present you with our Engagement Letter for the preparation of an Appraisal and Valuation Report (the "Report") for NeuroMama, Ltd. ("NeuroMama" or the "Company") of Las Vegas, Nevada and your accountants regarding determining the fair market value and fair value related to the potential acquisition (the "Potential Transaction") from an "Arms Length" party of a portfolio (30 - 40) of certain patents and all related intellectual property as at: February 1, 2014, or other date to be determined; collectively, these assets are referred to as the "Target NeuroMama IP Portfolio".

NeuroMama, Ltd. (NERO:OTCQB:OTC Markets Group) is the Russia - based parent company of a number of business units which are launching their global business lines in 2014 in a coordinated, complementary, and synergistic fashion. One of the core business units is the NeuroMam.com search engine, relying on cutting edge artificial intelligence (neural technology) to provide superior results as well as a number of sustainable benefits that set it apart from the competitive set.

You have advised us that as part of the Target NeuroMama IP Portfolio Transaction there is a requirement to independently determine the fair market value or the fair value of the Target NeuroMama IP Portfolio.

Given this, you have asked RwE to provide an independent assessment and report as to the fair market value and fair value of the Target NeuroMama IP Portfolio as at a current date.

Given all of the above, you have requested the Report in order to have a completely independent opinion as to the value of the Target NeuroMama IP Portfolio that can be relied on by and for your accountants, auditors and for U.S. regulatory and reporting bodies.

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NEUROMAMA, LTD.
March 18, 2104
Page 2

Engagement

In preparing the Report it will be necessary to determine the fair market value and fair value of the Target NeuroMama IP Portfolios at a recent date for which financial information is available.

For the purposes of our Report, fair market value and fair value are defined as the highest price available in an open and unrestricted market between informed prudent parties under no compulsion to act and acting at arm's length, expressed in terms of money or money's worth.

In conducting this assignment, sufficient information and due diligence investigations regarding the background of the Company, history related to the Target NeuroMama IP Portfolio, the management, the business and operations, products and services, proprietary features, future plans, the industry and markets, marketing plans, competition, the financial plan, and major risk factors must be comprehensively researched, reviewed, and analyzed.

This information and our assessments of these areas will be incorporated into the Report for submission to you.

Scope of the Report

In carrying out this assignment, we will:

(1) Review all available material agreements involving the Target NeuroMama IP Portfolio and/or the Company and other parties along with financial statements prepared by its auditors, accountants, advisors and management.

(2) We will review in detail all financial information and projections of the Company and/or the Target NeuroMama IP Portfolio.

(3) Research, review, and evaluate information available on the Company and the Target NeuroMama IP Portfolio, including product sales background, the operations, facilities, products, customers, contractual arrangements, historical financial information.

(4) We will prepare the Report, collecting all information and accesses all records.

(5) We will examine all historical and current strengths, competitor advantages, major clients, markets historically served, etc.

(6) Review any and all materials that are collected.

(7) Conduct research into the markets traditionally served by the Target NeuroMama IP Portfolio and competitors, examine all markets, customers, the competition, and so on, where appropriate.

(8) Review all historical and current financial projections of the Target NeuroMama IP Portfolio in order to assess the reasonableness of the financial plan in relation to corporate business objectives.

RwE GROWTH PARTNERS, INC.

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NEUROMANA, LTD.
March 18, 2014
Page 3

(9) Interview the Company's management to gain insight into the Target NeuroMama IP Portfolio and the business and to assess and evaluate their business operations and plans.

(10) Prepare the Report suitable for the purposes of the Company, its advisors, and U.S. reporting and regulatory bodies and for use by your legal counsel, and for all of your professional advisors, and for financial reporting purposes for the Company and your auditors and accountants.

You understand that we will need access to all of the Target NeuroMama IP Portfolio and the Company's documents, materials, facilities and personnel in order to perform our services and agree to fulfill all such requests in a timely manner and cooperate fully.

You further understand and agree that delays in providing data or information may result in a delay of the completion date of the Report. We agree to perform our services in a professional and objective manner.

You understand that we do not guarantee the results of any analysis which we may undertake, but only agree that any reports or analysis shall represent our professional opinion based on the data given to or compiled by us. If we find, in the course of our due diligence, that there is sufficient evidence upon which to base a Report, we will immediately inform you.

Use of the Report

The Report in draft will be prepared for your internal purposes only.

The final Report may be submitted and relied upon by the Company and your auditors and to U.S. regulatory and reporting bodies and to any accountants' financial reporting requirements.

As we will are relying extensively on information, materials, and representations provided to us by you and your associated representatives, we will require that you confirm to us in writing that you have reviewed the Report in detail and that the information and representations contained in the Report is accurate, correct, and complete and that there are no material omissions of information that would affect the disclosures contained in the Report.

You are advised that an Appraisal and Valuation Report (which involves a review of available data and relevant factors) is considered a partial diligence review and requires access to all relevant information and we rely on your being accurate and truthful to us in the Report.

RwE and its principal Richard W. Evans, its employees, consultants and representatives will not assume any responsibility or liability for losses incurred by you, the Company or any related transaction entities, any partners, either team of directors, officers or management, existing or potential investors, existing parties who have relied on the Report or any other parties as a result of the circulation, publication, reproduction, or the use of the Report or their use contrary to the provisions of this Engagement Letter.

RwE GROWTH PARTNERS, INC.

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NEUROMANA, LTD.
March 18, 2014
Page 4

RwE's assessments and conclusions will be based on the information that has been made available to it.

RwE reserves the right to review all information and calculations included or referred to in the Report and, if it considers it necessary, to revise part and/or its entire Report in light of any information which becomes known to RwE during or after the date of the Report.

RwE as well as all of its principals, partner, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in beech of fiduciary duty or otherwise, arising from any professional services performed or not performed by RwE, its principals, partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report.

No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of either of the Report.

Non-Disclosure

RwE understands and acknowledges that the Company treats and maintains as confidential, proprietary, and/or trade secret, among other things, its ideas, data, plans, intellectual property, marketing plans, advertising plans, business acquisition and expansion plans, contact and customer lists and information, costs, margins, pricing, strategies, financial information and computer programs and documentation (collectively the "Confidential Information").

Accordingly, with respect to such Confidential Information, upon its receipt of the same, RwE agrees to:

(i) maintain and keep secret the Confidential Information disclosed or otherwise made available to RwE under this document and agrees that RwE will not disclose any Confidential Information disclosed or otherwise made available to it to any third-parties (other than to RwE's legal counsel or other advisors provided any such advisors have been informed of and acknowledge their obligation to be bound by the terms of this document, or as may be required by law);

(ii) RwE will not use any of the Confidential Information on behalf of itself or any third-parties; and

(iii) RwE will only use the Confidential Information for the purpose of reviewing the Company's assets and advising it with respect to the same, and for no other reason or purpose whatsoever.

RwE understands, acknowledges, and agrees that RwE will immediately return and surrender to the Company within five (5) days any and all Confidential Information upon it and/or your request at any time hereafter. After returning such Confidential Information to the Company, to

RwE GROWTH PARTNERS, INC.

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NEUROMANA, LTD.
March 18, 2014
Page 5

the extent any Confidential Information is stored or saved on a computer, hard drive, tape drive, diskette, or any other storage medium, RwE shall immediately delete any and all data on such media containing any Confidential Information.

Timing

We understand that you are seeking to get the Report completed as soon as possible from commencement of the engagement, as the Company's year end is January 31, 2014, and the Company would like to have the value of the Target NeuroMama IP reflected in the first quarter financials ending April 30, 2014. It is our understanding the Filings are required forty five (45) days after the end of the quarter, which date is May 15, 2014. We will work with you to meet the stated deadlines and get a final Report issued as soon as possible. The timing of the final Report is also based on the receipt of timely/accurate information from you and your advisors.

Professional Fees

The professional fees for the preparation of a Report will be the discounted Fee of US$67,500 as follows:

Due March 21, 2014	US$10,000
Due March 28, 2014	US$10,000
Due April 4, 2014	US$10,000
Due April 11 2014	US$10,000
Due April 18, 2014	US$10,000
Due April 25, 2014	US$17,500
Total	US$67,500

All out-of pocket disbursements such as long distance telephone charges, courier services, and so on are additional, limited to US $500 will be billed as incurred.

In the event that there are any material changes in the affairs of the engagement that require significant revisions and updating of the Report or subsequent to its submission to you, additional fees for such work will be discussed with you and agreed upon at that time. Any events or circumstances that occur after the date of the Report which may affect the information in the Report, and any revisions that may be required to the Report after the date of submission to you due to changes in the engagement or changes in the business will be considered a separate engagement and billed accordingly. Our policy is to charge interest at 1.5% per month, compounded monthly, for any amounts that are outstanding 15 days past the date of our invoices. If for any reason we are instructed by you to cease work on the Report all professional fees (based on the amount of time expended) and expenses incurred to that date, will become immediately due and payable. The retainer is non-refundable.

Neither our professional fees nor payment thereof, are contingent upon the successful completion of any possible or proposed or other transactions, or transactions or activities by you. You have

RwE GROWTH PARTNERS, INC.

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NEUROMANA, LTD.
March 18, 2014
Page 6

advised and assured us that you have no other engagements or existing obligations with any other firms/entities that this engagement or engagement letter would conflict with, including with the Company – who you have advised is not aware of RwE doing this work.

Any legal disputes or legal action against RwE, as a result of the Report, or any other matter, is agreed by you or any related parties to be settled only in a Canadian court of law.

Acceptance

Please have a duly authorized officer or director of the Company sign the enclosed copy of this letter and please e-mail it to richard.william.evans@gmail.com as confirmation of our Engagement. Also, please remit the payment of US$10,000 to RwE Growth Partners, Inc. via wire transfer (instructions attached). Should you wish to discuss any aspect of this Engagement Letter either of the undersigned can be contacted at the numbers shown.

Yours very truly,

Valid till: March 21, 2014

RWE GROWTH PARTNERS, INC.

Richard W. Evans

Richard W. Evans, MBA, CBV, ASA
Chartered Business Valuator, Canadian Institute of Chartered Business Valuators
Accredited Senior Appraiser, American Society of Appraisers
Principal
604-649-9073

[signed electronically]

Brian Thomas, Dipl. B.A. Certified Risk Manager (CRM)
Senior Vice-President
604-218-2232

AGREED TO AND ACCEPTED BY **NEUROMAMA, LTD.**

This 21 day of March 2014

____
Signature

Igor Weselovsky, President/CEO
Name of Director and/or Senior Officer

RwE GROWTH PARTNERS, INC.

H-6

Appendix I

Mar 24 14 04:18p Herbert Tyler 919 967-5315 p.1

OFFER OF EMPLOYMENT

Igor Weselovsky
Neuromama, Ltd
182/1 Krasnyi Prospekt, Suite #704
630049, Novosibirsk, Russia

March 23, 2014

Andrew Tyler
111 Worth St, Apt 9X
New York, NY 10013

Dear Mr. Andrew Tyler:

It is our pleasure to confirm our offer of employment to you as Senior Vice President of Finance and interim CFO who will be appointed as CFO after NeuroMama, Ltd. will file its yearend audit In this position, you will report directly to Igor Weselovsky beginning 4/1, however we do expect you to be on campus 3/27 to acquaint yourself.

Your salary will be $100,000 per year. This salary will be increased $50,000 per year for each successful business research analysis report you get published with a "Buy" or "Accumulate" on stock symbol NERO recommendation by Bank of America, Goldman Sachs, and Barclays. If the total of all 3 submissions are successful, your yearly salary would be increased to $250,000 per year.

Should any institutional investors as a long term shareholders with a firm commitment of between $100m - $250m you will be awarded a bonus of $250k. Part of your job responsibilities will be to launch NeuroMama, Ltd. Secondary offering . Should you succeed in the secondary offering of NERO and if the managing underwriter or syndicate manager for the group will be Goldman for at least a $500m offering, you will be provided with a $750k bonus. With Bank of America as the managing underwriter or syndicate manager for the group, the bonus will be $500k. And with Barclays as the managing underwriter or syndicate manager for the group, the bonus would be $350k.

We will provide relocation assistance in the amount of $4,300. If you leave Neuromama, Ltd before one year of continuous employment, you are required to return the total amount of relocation assistance.

In addition, the company will provide for one-way travel expense from New York to San Diego not to exceed $500. The company will also provide a place to stay (Villa, Apartment, or Home) generally not to exceed $7,200 per year in value.

You will be eligible for the management stock plan as described below.

50,000 shares of Investment Common Shares issued under the exemption of SEC Rule 144 S.

2,450,000 Common Stock Purchase Rights at $10.00 per share.

The remuneration of the core group mentioned herein will be awarded based on a fair and equitable agreement commensurate to individualistic participation in bringing the company to profitability and based on a standard that

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Andrew Tyler
March 23, 2014
Page 2

acknowledges such efforts taken as a whole. The value of shares awarded will reflect appropriate adjustments as dictated by the market as well as preset internal milestones.

(1) The Senior Vice President of Finance and interim CFO will be awarded 50,000 Investment Common Shares under SEC Rule 144 Restriction, as a token of appreciation for coming on board. However, this grant will be reviewed based on performance. Non performing member's contracts will not be extended and their shares will be cancelled.

(2) The Senior Vice President of Finance and interim CFO has been awarded 2,450,000 Common Stock Purchase Rights at $10.00 per share. This Financial Instrument allows an Executive to purchase 50,000 Investment Common Shares under SEC Rule 144 Restriction at $10.00 per share, when the market stock price reaches following targets.

Whenever the market price of the stock during the first five years has reached the target price, an executive owns the right to buy 50,000 shares at $10.00 per share. The following are the target prices of the market price of the stock: $15.00, $20.00, $25.00, $30.00,$40.00, $50.00, $60.00, $70.00, $80.00, $90.00, $100.00, $120.00, $140.00, $160.00, $180.00, $200.00, 220.00, $240.00, $260.00, $280.00, $300.00, $320.00, $340.00, $360.00, $380.00, $400.00, $425.00, $450.00, $475.00, $500.00....All Stock Purchase Rights, which are not executed during the period of five years after the company goes public, will be executed by the company, and the stock will be gifted to NeuroMama Classical Arts, Music, Architecture and Entertainment Assets Irrevocable Trust.

Whenever the market price of the stock during the first fifteen years has reached the target price, an Executive owns the right to buy 50,000 shares at $10.00 per share. The following are the target prices of the market price of the stock: $525.00, $550.00, $575.00, $600.00, $625.00, $650.00, $675.00, $700.00, $725.00, $750.00, $775.00, $800.00, $825.00, $850.00, $875.00, $900.00, $925.00, $950.00, $975.00, $1,000.00.... All rights, which are not executed during the period of fifteen years, after the company goes Public, will be executed by the company, and the stock will be gifted to Neuromama Classical Arts, Music and Architecture Irrevocable Trust.

To confirm your acceptance of this offer of employment, please sign below and return by fax at 619-330-0629.

Signature　　　　　　　　　　　　March, 24-2014.
　　　　　　　　　　　　　　　　Date

Sincerely,

Igor Weselovsky
President Neuromama, Ltd

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Appendix J

Hello, (insert name of prospect here), this is (insert salesman's name), from Global Media and Internet, the company that is providing various services to NeuroMama.com Search Engine based on Neural Technology.

NeuroMama, Ltd. Is a publicly trading company, that trades under the stock symbol NERO, and has market capitalization of little less than $5 billion dollars.

Its new company to the stock market. It went public last May, in one of the ways how the companies become publicly trading companies.

Do you know anything about Neural Technology?

Well anyway…. The difference between regular computer programs and computer programs that are based on Neural Technology is EXTREMELY IMPORTANT.

Regular computer programs are only as smart as the team of people that designed and implemented this programs.

Computer programs based on Neural Technology are designed to learn from users.

Today is 2014. When NeuroMama.com Search Engine will have 1,000,000 users with an average age of 30 years old….. This Search Engine will have a wisdom of 30,000,000 years.

99.9999% of all computer programs are regular computer programs…… including GOOGLE, BING and YAHOO.

Computer systems based on Neural Technology are very rare, because they are based on very complicated mathematical algorithms, and the people that make them must be very serious mathematicians.

In United States there is a handful of this mathematician/programmers and they get approximately $1,000,000 dollars per year in salaries.

The reason NeuroMama.com Search Engine was researched, designed, developed and implemented…..

Because NeuroMama, Ltd. Is headquartered in Novosibirsk, the scientific center in Russia. The Russian Silicon Valley.

As far as we know in United States there are only two commercial computer systems exists today:

One is the trading platform in Goldman Sachs, which predicts the movement of the stock market, and the second system is called FALCON, that was developed by HNC Software and later was purchased for almost a billion dollars by the New York Stock Exchange company, Fair Isaac Corporation trading under the stock symbol FICO.

Fair Isaac Corporation and its subsidiaries provide various analytical solutions, credit scoring, and credit account management products and services to banks, credit reporting agencies, credit card processing agencies, insurers, retailers, and healthcare organizations worldwide.

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Their FALCON system is leased to every financial institution in the world to detect credit card fraud.

Did it ever happened to you that when you want to make a purchase by using your credit card for high dollar amount that is unusual or you are making this credit card purchase transaction, while you are on vacation and traveling from other geographical location that your city…….  And this transaction is not going through……. until you call the bank and verify that it’s you who is making this purchase?

The way FALCON operates …. It knows your spending patterns. It knows where you live and shopping.

FALCON knows your profile ….. and when you doing something new….. it will not approve this transaction, until you confirm that it’s you and that credit card is not stolen.

So now you understand why NeuroMama.com is much more superior to all other search engines …… although it’s still a baby ….. its only few month old. However, it already providing search results that at least as good as GOOGLE and a lot of times are better than Google’s or Bings’s.

NeuroMama.com is like a human. The older it gets, the smarter it gets.

Another major difference between NeuroMama.com and GOOGLE, BING and YAHOO is in the way it displays paid advertising.

GOOGLE, BING and YAHOO are using the regular auction based process to display paid advertising.

The highest bidder for the keywords, gets the highest placement.

NeuroMama.com is using DUTCH Auction based process.

The difference between Regular Auction and Dutch Auction, is that all Dutch Auction bidders gets the same lowest price that seller is willing to accept.

Therefore everybody pays the same price, and everybody who paid, gets its advertising rotated. Everybody gets the top position for a certain time, then second, third and so on.

Everybody…… regardless your company is $10 billion dollar company, or your company has only one employee is you and makes $10 thousand dollars per year.

NeuroMama.com Search Engine has created the same level playing field for big companies or small that depended on Internet Advertising.

Just to make sure you understand what same level playing field is. Here is the definition of same level playing field:

Environment in which all companies in a given market must follow the same rules and are given an equal ability to compete.

Therefore, NeuroMama, Ltd. Through its research has determined that the best lowest price for all the businesses is $150.00 One-time the initiation fees, and $99.00 per month for maintenance.

What do you get for $150.00 and $99 per month?

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Flat Rate advertisement with 3 keyword/phrases that includes a 1 x 4 1/2" ad that will appear on Neuromama.com search engine result pages when a query is done using one of your chosen keyword phrases. Flat Rate ads are allowed up to 10,000 monthly impressions.

All advertisement will include a business listing on the world wide directory local.neuromama.com. This business listing will also serve as a landing page for visitors who have clicked on your banner advertisement on the Neuromama.com search engine result page.

    $150 Advertising campaign setup

    $99 monthly ( 3 keywords )

    $49 for each extra set of 3 keywords

    Receive 1 month free with an annual subscription and 3 month free with subscription for 2 years.

Now I will tell you information that very few people know.

The reason NeuroMama.com Search Engine has an edge…… is because Information is the most valuable commodity.

One of the shareholders of NeuroMama, Ltd. Is a person by the name Michael Melcher.

Mr. Melcher was the inventor and patented the technology of the Auction based System to display paid advertising that GOOGLE was using for many years….. until Microsoft has purchased these patents, and now it’s BING is using. YAHOO is also using this technology under an agreement with Microsoft.

So now you have a question…… So what is GOOGLE using, since they lost the right to use this Auction Based system to display paid advertising?

You right……. What GOOGLE is using now is modified version, which completely has locked out small company from even remote chance to be on top of the paid advertising results.

Now in order for a bidder to get on top of the GOOGLE Search Engine …. In addition to winning the auction with the highest bid,  GOOGLE has additional requirements for advertisers, that only large corporation can meet.

Another major benefit for the first 10,000 advertisers Global Media and Internet will give 100 restricted from sale for 1 year shares to the first 10,000 advertisers on NeuroMama.com Search Engine. This proposition alone generates $750 dollars of paper profit because NeuroMama stock trades at approximately $7.50 per share.

Here is very important disclosure. You are receiving this call NOT from NeuroMama, Ltd. from United States. You are receiving this call from beautiful city next to Pacific Ocean Rosarito, Mexico.

Global Media and Internet, Ltd. Is a Bohemian company operating in Mexico and Global Media and Internet, Ltd. has contractual agreement with Global Media and Internet Company in US. And Global Media and Internet Company has Financing and Service Agreement with NeuroMama, Ltd.

What does it all means?

J-3

If your company is in Latin America, you will get 100 NeuroMama, Ltd. Investment Common Shares Under SEC Rule 144 Exemption From Registration.

If you are in US or Europe, you will not get the NeuroMama stock due to securities laws precluding Global to give this shares, unless there is preexisting relationship. However, down the road when you’ll become an advertiser, we may be able to give you 100 shares if this will not violate US and European Securities Laws.

The reason I am making this disclosure, is to make sure that while we will help your business with advertising, we also MUST do the right thing, and not to violate any securities rules and regulations.

When McDonalds went public in 1965 an investment of $2,500 bought 100 shares of stock. Today those 100 shares would have grown into 74,000 shares of stock worth over $7 million dollars.

When The Walt Disney Company went public 100 shares of stock cost $1,400 and today those 100 shares would have grown into 38,250 shares worth over $3 million dollars.

Right now NeuroMama Ltd. is like Disney...... before Disney became Disney....... is like Google.... before Google became Google .....Only our company unlike Google has a Search Engine, which is based on Neural Technology and can learn from users. NeuroMama, Ltd. unlike Disney has an ethnic TV-On-Demand platform and launching 4 TV networks with a footprint from Canada to Argentina.

NeuroMama Ltd. Also has a library of entertainment assets and within a couple of years will be more prominent in Latin America and Russia then Disney ever dreamed of.

Invest your confidence in NeuroMama Ltd. and become it’s advertiser today and receive an option for 100 shares on NeuroMama…. However, if you are in US or Europe …… although we can’t give you that option …. But you can call any licensed stock broker or your investment advisor and consult with him about becoming NeuroMama, Ltd. shareholder.

Once you are an advertiser and hopefully an option or a shareholder we know that you will take the time to learn about the company and together we will share an extraordinary future!

We believe that NeuroMama Ltd. has elements of being a very large winner, and it will provide great service for its users and advertisers, and very bright future for its long term shareholders.

Quick question… have you noticed how thin the Yellow Pages are getting? Most places, five years ago, Goliath couldn't rip them in half… Now almost anyone can do it.

Somebody wants to find the hardware store, a plumber, an attorney, a place that does boat repairs, a realtor, any kind of business … even the post office or nearest hospital … he goes to his computer or picks up his smartphone and searches.

It's a fact, web search engines like NeuroMama.com are the new Yellow Pages, the 21st Century Yellow Pages. The printed Yellow Pages are done … many people don’t even bring them into the house anymore, they toss them straight into the garbage can. They still generate a little business, but it’s less each year … according to recent studies by organizations like the Pew Foundation and the Gartner Group they’ll be history in five years … the only place you’ll find a copy will be the Smithsonian.

In the past, it didn't matter whether you owned a 250,000 square-foot store or operated a small business from your kitchen table, to attract customers you had to advertise in the Yellow Pages.

Today it doesn't matter if you own a website or a social media page or only have a brick-and-mortar store or a kitchen table operation … wherever you do business, whether its online, off line or both you MUST have visibility on Web searches for your type of business in your local trading area … you must have it or you’re not going to get the new customers, sales growth and increased profit you need to stay competitive.

YOU HAVE TO HAVE VISIBILITY ON WEB SEARCHES. What’s the most important word in that sentence? Visibility, right? You bet that’s right. How do you get that precious first-page, top of the returns VISIBILITY without spending thousands, maybe tens of thousands of dollars, on search engine optimization programs and pay per link campaigns that may take many months to produce results, assuming that they ever produce any results at all.

What if all it took to get first-return-page, top of the returns search engine visibility was $99 a month. $99 a month flat. $99 a month with no ups, no extras, no big upfront payments, no hidden costs at all. That would be good, won’t it? Great even. You bet.

IMAGINE … that for this $99 per month, NeuroMama.com Search Engine will also will provide you with SEO …. The Search Engine Optimization, which will improve your visibility on all other search engines including GOOGLE, at no additional cost

OK, here’s the best deal on search engine advertising you’re ever going to get in this or any other lifetime …  to celebrate the upcoming launch of our NeuroZone Virtual Mall of the World and NeuroMania Social Networks and local news portals, we are offering targeted and localized search ads for just that, $99 a month.

Targeted and localized ads that will appear in prime positions on the first returns page of Neuromama.com, the world’s fastest growing search engine, the world’s only neural intelligence based search engine, the world’s only search engine with a Frequent Searcher Rewards program where members earn valuable points.

Points that accrue every time they make a search or send an email, points that can be redeemed for incredible premiums like NeuroPad advanced tablet computer and NeuroPhone smart phone gift certificates, travel vouchers for U.S, and International luxury vacations and cruises… Frequent Searcher Rewards members can even be exchanged for free shares of stock in our company.

OK, you’d like to know the details … what does that $99 a month really get you. It gets you this: A 4 x 1 ½ inch ad that appears in a top return position on every matching keyword search in your business area.

Scratch that. I said keyword. That’s wrong. IT’S BETTER THAN THAT! You get THREE keywords and $49 for any additional THREE keywords per month. No, it’s even better than that, you get three keywords or three multi-word key phrases and your ad will appear on the number one return page for searches on any of the three. Also … and this is very important … you can change those keywords whenever you want without any cost whatsoever, so if you expand and add new products or a new location you can remove an old keyword and replace it with a more important one absolutely free.

J-4

And you get that coverage … that all important VISIBILITY for the full month because this special offer is not based on the limited-visibility, pay per click model used by Adwords and similar programs … that’s right, your add will appear in its prime location for the entire month regardless of whether you get 500 clicks or 5000 clicks or (chuckle) 5 million clicks for that matter.

And just in case three keywords or phrases aren’t enough because you have multiple locations in different cities or a lot different types of products to highlight, I can offer you another three keyword/key phrase package for just $49 a month.

But there’s one thing, I want to be very clear about … in order to deliver the coverage and visibility you deserve we can’t flood the site with these deeply discounted ads so the number of these packages available in any given city or region is very small … very limited and when they’re gone … an hour from now, a day from now … they’ll be gone forever.

So what do you think, will three keywords be enough or would you rather have the 6, 9, or a 15  keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #1, IF HE SAYS NO CONTINUE HERE)

Listen, I understand, you don’t know much about us yet … are you near your computer …

(IF HE SAYS YES)

OK, go to neuromama.com … that’s N-E-U-R-O-M-A-M-A.com  the home page for our search engine … try a search for something… there  you see what our returns page looks like … nice, isn’t it, a lot more attractive and less jarring to the eye than other search engine return pages … that’s where your ad will appear … up high on that first returns page.

Now, let’s go back to NeuroMama.com page … this, NeuroMama.com, is our flagship product, but it is far, far from our only one.

(IF HE SAYS NO)

That’s too bad, I would have liked to take you on a tour of Neuromama.com, but anyway …

(CONTINUATION THE SAME FOR BOTH)

Besides those here in Mexico, we have an office in Russia and in few other contries around the world. Our NeuroMama.com subsidiary is also the home of the NeuroBrowser, a faster, safer and fully mobile cybersurfing solution; the NeuroZone, a unique adventure in virtual bargain hunting; and NeuroMania Network & Products, more than 100 interest-themed social networks and a product line of advanced tablet computers, smart phones, electronic toys and more.

J-5

We also own and operate FilmTvZone.com which is currently streaming media to Latin America on the world’s most advanced digital distribution platform and will be expanding into Europe and Eastern Europe before the end of the year; Fantazmus Studios, which operates state of the art facilities for TV, feature film and music production; and Eurasia, a prime developer of mega vacation centers featuring resorts, malls, theme parks, convention centers and sports facilities.

Businesswise, NeuroMama is a public company trading at around $7 a share under the symbol NERO – N-E-R-O – and our market capitalization is approximately $5 billion dollars.

* The Search Engine based on Neural Technology supporting all languages - http://NeuroMama.com

* Browser - http://apps.neuromama.com (which took GOOGLE 12 years to implement and YAHOO still don’t have it)

* Secure Email service = http://Neuro-Mail.com

* Video-On-Demand steaming platform - http://FilmTvZone.com (developed to service 95% of world population that speak ethnic languages)

* Online retail and soon an auction with capability to ship to 150 countries …. Kind like AMAZON and EBAY put together: http://neurozone.neuromama.com/home.php

* An infrastructure of Social Networks - http://neuromania.com/ (connecting people of the same professions, interests and hobies)

* http://kids.neuromama.com - with great content for the kids and friendly to the parents

* http://finance.neuromama.com - with information for individual and institutional investors

* http://fsr.neuromama.com - Frequent Searcher/Shopper Reward mechanism, rewarding users for using NeuroMama All-In-One Internet Platform

* http://advertise.neuromama.com/index.html - supporting sales of advertising on NeuroMama All-In-One Internet Platform

* http://local.neuromama.com (in implementation stage) which will have a website for every city in a world with information that is important to residents and tourists with local search engine powered by NeuroMama, and local social network powered by NeuroMANIA.com

* http://investor.neuromama.com - with a lot of information for company shareholders and potential investors

* NeuroMama, Ltd. has a lot reasons for businesses and individuals to be involved with the company in one form or the other - http://investor.neuromama.com/why-neuromama.html

* http://passionatecreative.com/ebook/irk/ - will give more information on NeuroMama, Ltd. and its projects.

* http://investor.neuromama.com/strategic-alliances-for-marketing-and-advertizing-benefits.html - NeuroMama, Ltd. is using Vertical Integration Strategy to aid the company efforts in marketing and advertising Strategies of its products, services and projects.

* http://fantazmuscircus.com fully owned by NeuroMama, Ltd and http://acesofacts.com an award winning sister company which NeuroMama may acquire that providing Live Entertainment, specifically Cirque Style Production to many of Global Fortune 500 companies and 100’s of smaller corporations. Among its clients are Circus De Soleil and Moscow Circus.

*  http://neuromama.org - will give you more information on NeuroMama, Ltd. and its projects.

J-6

So now that you know who we are, what we do and what we’re worth would you prefer the three keyword or … NO … I’M NOT GOING TO OPEN AN ACCOUNT FOR YOU YET .. first …

(IF HE’S AT A COMPUTER)

first I have to show you something … go up to the address bar in your computer … where it says https://neuromama.com … OK, put your cursor right at the end of that line, right after the word com and type a forward slash and the letters ad … that’s small a, small d … with no spaces between the com and the slash and the ad … now hit enter …

You see, on the right, up at the top of the page, the demonstration ad for Ruff’s Sporting Goods? That’s what your ad will look like. Now, look up a little bit … do you see that banner with Ruff’s logo on it.

I’m going to give you a banner ad like that absolutely free, a banner ad with your company’s logo displayed on the top of the page whenever your ad is in the number one return position. And let me tell you something, that banner normally sells for $50 a month all by itself without the search returns ad … so that’s $600 worth of free advertising a year … not a bad reward for you being my toughest customer so far this week.

 (IF HE’S NOT AT A COMPUTER)

first I have to give you something… a free banner ad with your company’s logo displayed on the top of the page whenever your ad is in the number one return position. And let me tell you something, that banner normally sells for $50 a month all by itself without the search return ad … so that’s $600 worth of free advertising a year … not a bad reward for you being my toughest customer so far this week.

(CONTINUATION IS THE SAME FOR BOTH)

So now that you’ve had time to think about it, will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #1, IF HE SAYS NO CONTINUE HERE)

IF THEY HAVE A WEBSITE

Here’s something I haven’t really mentioned because it won't be live for a few weeks yet … the Neurozone Virtual Mall of the World. Listen, the internet has never, ever seen anything like the Neurozone … which takes online shopping to a whole new level with Online Retail Platform combined with Auction. Kind like AMAZON and EBAY ……. But better, because it’s setup to ship to 150 countries.

And in some future the it will be upgraded to be 3D, surround sound simulation of an actual brick-and-mortar shopping expedition.

J-7

IMAGINE … Yourself as an online retailer being able to also put your products on auction …. And …. And…. Your buyers being rewarded by NeuroMama’s Frequent Searcher/Shopper Reward program for shopping at your online store or buying from you on NeuroZone auction …

IMAGINE … How happy this buyers will be when they will accumulate enough points and get free vacations to destinations around the world?

The NeuroZone is like Amazon only better because when you connect your online store or website to the NeuroZone it stays in its own protected virtual storefront … people shopping in the NeuroZone who look at a product in your store will only see what’s in your store … they won’t be offered options to buy the same product in competing stores at a lower price, they won’t see recommendations for similar products sold at other stores, they won’t be presented with any links dragging them away from your place of business.

Which, of course, is what Amazon is notorious for … think about it, what Amazon does is the same thing as if you had a brick-and-mortar store and the landlord would periodically reach in with a big hook and drag customers off to a different tenant’s place.

But there’s another reason, an even more important reason, you have to be in the NeuroZone… once you’re in the NeuroZone your inventory, prices, information on special sales or closeouts, whatever are integrated right into the search engine index.

As an example … one of our executives client owns a Harley-Davidson dealership and, like all Harley dealers his contract with the Motor Company requires him to have a website. As long as people in his trading area search for Harley-Davidson he comes up high in the returns because he’s the only authorized dealer there. But if they search for motorcycles or motorcycle helmets or leather jackets or anything else like that he gets buried under returns from motorcycle accessory shops, other dealers, mail-order aftermarket parts houses … all kinds of sites.

That’s why he was so excited to get an opportunity to get onto the NeuroZone … because it will EMBED HIS INVENTORY, NOT JUST HIS WEB ADDRESS AND DESCRIPTION INTO THE SEARCH ENGINE.

So now, when people search for, say, motorcycle helmets, our Neuro-intelligence based search bots will see all that detailed data about helmets – brands, models, prices – and realize that makes his NeuroZone store the most relevant return for that search.

So it will put his site at the top of the organic listings and … AND … display inventory and price information directly in the search return.

OK, this is something that is not available from any other internet store host … you can’t get it with an Amazon store, you can’t get it with an eBay store, you can’t get it anywhere except with a NeuroMama’s NeuroZone store …

The regular rent for a NeuroZone storefront is 10 percent of gross sales … but because you’re opening an ad account today, I’m going to give you 50 percent off for the first year and 25 percent off for the second year. Think about that, up to a full year membership in the most advanced online mall on earth for only 5 percent of sales, and 7.5% for the second year.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

IF THEY DON’T HAVE A WEBSITE

Here’s something I haven’t really mentioned because it won't be live for a few weeks yet … the NeuroZone Virtual Mall of the World Listen, when its implemented the internet has never, ever seen anything like the NeuroZone -- which will take online shopping to a whole new level with its 3D, surround sound simulation of an actual brick-and-mortar shopping expedition.

However, even the way it is right now is absolutely perfect for someone who'd like to do business online without the hassle and expense of maintaining and marketing a standalone website because it will put your inventory and prices right into the search returns even though YOU DON’T HAVE A WEBSITE.

Let me give you an example … one of our executives client was a local motorcycle dealer … he sold all kinds of motorcycles, mostly used, and accessories in his shop. But he had zero web presence. If somebody in his area searched for … say … motorcycle helmets, all they would see were his competitors. Now, with the NeuroZone, when they search for motorcycle helmets, they’ll get a return showing his name, address, phone number and a complete list of his helmet inventory.

Think of that, no website but you still get search engine driven traffic … there is no other way on earth to do that except through the NeuroMama’s NeuroZone. Normally, a NeuroZone listing for a brick-and-mortar only company is 10% of their gross sales per month, but since you’re opening an account today I will give you a 50% discount for the first year and a 25% discount for the second year … Think about that, up to a full year membership in the most advanced online mall on earth for only 5 percent of sales, and 7.5% for the second year.

 (IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Tell you what, I’m also going to throw in a commercial key for your localized versions of local.neuromama.com and NeuroMANIA.com. With this key, which normally sells for $50 to $100 per month depending on the amount of usage, you will be able to post unlimited items on our market and auction sites absolutely free of charge.

So, OK, why would you want to do that. What’s the big deal?

The big deal is that local.neuromama.com and NeuroMANIA.com are going to get a PHENOMENAL AMOUNT OF TRAFFIC from people in your area because their content is TOTALLY TAILORED TO LOCAL INTERESTS.

Take “news” … on local.neuromama all the news stories from your area will be listed first, followed by news stories from your state … with the national and international stories that everyone already knows from watching TV last.

This is a BIG DEAL. Being able to click on a site and see localized high school sports news without having to hunt for it is a BIG DEAL.

J-8

Here’s another BIG DEAL, one that no other news site comes close to offering …using our proprietary video management technology local residents will be able to upload news videos they’ve captured with their phones or digital cameras directly to the news site. We’re even going to reward them for sharing those news videos by giving them NeuroMama FSR points, with the person whose video gets the most hits in a week getting more points and everyone else less.

Consider a simple example. Somebody in Flagstaff Arizona has a security system that records a robber breaking in and looting their house. They post the video on our news site and everyone from Northern Arizona who looks at the news gets a chance to see it.

Than word of mouth gets going, other people find out this video is on the news site and flock to see it. Look, I mean, no one likes criminal activity, but how often do you get a chance to see your neighbor being ripped off … people are gonna have to see this.

The good part … the good part is that eventually, pretty quick, actually, someone watching the video identifies the burglar and we … we get to put the video of the cops making the arrest up on the site right next to the one of the crime being committed.

Nice. Even nicer is that you can benefit from the enormous popularity of this site at zero cost.

Now, about NeuroMANIA.com. NeuroMANIA.com takes social networking to a whole new level. NeuroMANIA.com is a network made up of many different social networks based on individual interests … types of careers, recreational preferences, sports, cars, fashion, whatever. The beautiful thing is NeuroMANIA social networks all allow – even encourage – people to interact and share thoughts, pictures, videos, blogs, news stories and a raft of other things with new friends rather than limiting them to networking only with people they already know.

And I’m going to give you the commercial key … the means of cashing in on popularity of both the news and social networking sites … free … absolutely free for up to two years.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Do you have a child … or a grandchild? Would you like them to have the best possible computing experience while remaining safe from potentially harmful web content and internet predators?

Well you can give them with the Android Jellybean 9.5-inch 4G NeuroPad for Kids at a retail price of about $700 or you can give them the same state-of-the-art family friendly, (and parentally controllable) tablet for only $175 with a two-year advertising commitment or $210 with a one-year commitment.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Since I’ve already offered you a great deal for a child, I guess it’s time to throw in something for you and your spouse. Something worth at least $800 dollars.

J-9

Here’s the thing … once you start advertising on Neuromama.com and reaping the benefits of the NeuroZone you are going to be working so hard taking care of all those new customers that you’ll need a vacation … you’ll desperately need a vacation a lot sooner than you expect.

So what I’ll do is give you a resort vacation package at any one of dozens of U.S. and international five-star resorts … a resort package worth a minimum of $1,200 … for only $250 with a two-year ad commitment and $285 with a one-year commitment.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Probably like most of the people I talk to you’re more interested in what NeuroMama can do for your business than for you personally.

How about this … if you make an advertising commitment today I will give you six months of professional public relations service – a PR package we normally sell for $1,000 – absolutely free.

And I’m not … I’m not just talking about some kind of consulting here, a webinar telling you how you should or shouldn’t deal with the media.

I’m talking about actual public relations work … about having the pros in our own media relations department roll up their sleeves, write a continuous stream of press releases about your business and distribute them directly to all the key media people in your locality … ALL the key people … editors and reporters of your local newspapers, anchors, producers and news directors at your local TV and radio stations… all of them.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Let me make the public relations part of the offer even better. Sign up for a two-year ad package today and we will make a $50 donation to the charity of your choice in your name. Sign up for a one-year package and we will make a one-year donation. In either case, we will create and distribute a separate press release about your donation and why your favorite charity is so important and worthwhile…

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

We’ve been talking awhile, I think we communicate well together, so here’s something I’m going to put on the table that’s not in the official offer sheet, that’s not part of the package …  something more personal … and something, quite frankly that you couldn’t get from Google or Facebook if you were spending a million dollars a month with them … you could get it from them once you hit the $5 million a month level, but not before …

Let me be your personal Account Executive … somebody who’s always available if some of your keywords aren’t pulling as well as they should and you’re not exactly sure what words might work better … I’ll be your personal Account Executive to work with you when you want to rewrite your ad or redesign your banner …

J-10

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Here’s another thing … normally to give you this price we require a binding 24-month commitment, but what I will do … what we’ll do in your case … is that after giving the program a fair trial, after working with your ads and banners with me as your personal account exec for six months … if you are in any way dissatisfied with the results you’re getting, you can cancel without owing us a thing … no cancellation charge, no early termination fee, nothing … you just walk away and we apologize for not doing a better job for you.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

As I think I already mentioned. NeuroMama is a $5 billion public company trading at around $7.50 cents a share … I say about because I haven’t had time to check on today’s exact price yet … but you can find it on any financial site by entering our stock symbol, NERO … N.E.R.O. … in the symbol search box.

But whatever the price is, I guarantee you this … let me open an advertising account with you right now and I will get you 100 shares of NeuroMama, LTD stock.

THIS IS $750.00 PAPER PROFFIT WHEN THE STOCK IS ONLY $7.50 per share

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

OK, maybe 100 shares is not enough … how about 125 shares if you prepay for a year, or even better I can get you 175 shares if you prepay for a two year contract.. JUST TO MAKE SURE ….. I YOU ARE A RESIDENT OF ONE OF THE COUNTRIES IN LATIN AMERICA…… RIGHT?

Here’s an example … say you select the one year, three-keyword package for $99 a month, with one month for free for 12 month  and received 2 month free for the second 12 months. If you prepaid the total today, the cost would be only $2,229 and you would, assuming the market price of the shares right now is $7.50 per share, you’ll receive 175 shares with market value of $1,312.00.

In other words, you’d be getting $1,312 dollars’ worth of stock absolutely free … which partially offsets the $2,229 cost of the advertising it’s the best rebate deal in history.

No it’s better than the best rebate deal in history … much better … six years … SIX LONG YEARS after Google launched its search engine its shares were trading at an average of $100. Today they sell approximately $1,100.00 adjusted for a recent forward one for two stock split.

J-11

OK … right now, this minute, only about six months after we launched our search engine our shares are already trading at $7.50 per share. Think where they’ll be in six years.

So hang on to those free shares, they may help you retire someday … especially if you sign up and prepay for a two-year, six-keyword ad package for $3,258.00 now, and hang-up the phone with 200 free shares in your pocket with a value of $1,500 dollars.

Will three keywords be enough or would you rather have the six keyword package and take maximum advantage of the free stock offer because you live in Latin America?

What if … what if I gave you the opportunity to grow your business a lot … a lot as in tenfold.

We have a triple-pronged licensing program that produces major income … produces major income not just in the business to consumer market but also in the business to business arena.

The first prong is retail stores and mall kiosks selling NeuroMama and NeuroMania branded high-end mobile computing and communications devices, electronic and educational toys and games, children’s clothes, furnishings and accessories and a full range of indoor and outdoor home décor items.

Prong number two is selling advertising on Neuromama.com to business people in your licensed region and prong number three is helping other business owners like yourself expand their markets and grow their revenues by taking advantage of our NeuroZone, the NeuroMania market and auction and various other business platforms that we already have or will be deploying over the next few weeks and months.

As soon as finish our business today, I’ll have someone from the licensing department contact you and get you on the super highway to doubling, tripling and eventually ten-tupling – or whatever the word for ten times is – your current income.

Will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO APPOLOGISE AND HANGUP THE PHONE)

J-12

IF THEY HAVE A WEBSITE

Here’s something I haven’t really mentioned because it won't be live for a while yet … the Neurozone Virtual Mall of the World. Listen, the internet has never seen anything like the Neurozone, which is going to take online shopping to a whole new level with its 3D, surround sound simulation of an actual brick-and-mortar shopping expedition.

The NeuroZone is like Amazon and EBAY together …. Plus …. It facilitates shipping products that are sold by its tenants to 150 contries….. also NeuroZone is better because when you connect your online store or website to the Neurozone it stays in its own protected virtual storefront … people shopping in the Neurozone who look at a product in your store will only see what’s in your store … they won’t be offered options to buy the same product in competing stores at a lower price, they won’t see recommendations for similar products sold at other stores, they won’t be presented with any links dragging them out of your place of business.

Which, of course, is what Amazon is notorious for … think about it, what Amazon does is the same thing as if you had a brick-and-mortar store and the landlord would periodically reach in with a big hook and drag customers off to a different tenant’s place.

But there’s another reason, an even more important reason, you have to be in the Neurozone… once you’re in the Neurozone your inventory, prices, information on special sales or closeouts, whatever are integrated right into the search engine index.

As an example … one of our executives client owns a Harley-Davidson dealership and, like all Harley dealers his contract with the Motor Company requires him to have a website. As long as people in his trading area search for Harley-Davidson he comes up high in the returns because he’s the only authorized dealer there. But if they search for motorcycles or motorcycle helmets or leather jackets or anything else like that he gets buried under returns from motorcycle accessory shops, other dealers, mail-order aftermarket parts houses … all kinds of sites.

That’s why he was so excited to start geting onto the NeuroZone … because it will EMBED HIS INVENTORY, NOT JUST HIS WEB ADDRESS AND DESCRIPTION INTO THE SEARCH ENGINE.

So now, when people search for, say, motorcycle helmets, our neuro-intelligence based search bots will see all that detailed data about helmets – brands, models, prices – and realize that makes his NeuroZone store the most relevant return for that search.

So it will put that return at the top of the organic listings and … AND … display inventory and price information directly in the search return.

OK, this is something that is not available from any other internet store host … you can’t get it with an Amazon store, you can’t get it with an eBay store, you can’t get it anywhere except with a Neuromama Neurozone store …

The regular rent for a Neurozone storefront is 10 percent of gross sales … but because you’re opening an ad account today, I’m going to give you 90 percent off for the first half of your contract and 50 percent off for the second half. Think about that, up to a full year membership in the most advanced online mall on earth for only 1 percent of sales.

will three keywords be enough or would you rather have the six keyword package?

J-13

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Tell you what, I’m also going to throw in a commercial key for your localized versions of news.neuromama.com and Neuromania.com. With this key, which normally sells for $50 to $100 per month depending on the amount of usage, you will be able to post unlimited items on our new market and auction sites absolutely free of charge.

So, OK, why would you want to do that. What’s the big deal?

The big deal is that news.neuromama.com and Neuromania.com are going to get a PHENOMENAL AMOUNT OF TRAFFIC from people in your area because their content is TOTALLY TAILORED TO LOCAL INTERESTS.

Take “news” … on local.neuromama all the news stories from your area will be listed first, followed by news stories from your state … with the national and international stories that everyone already knows from watching TV.

This is a BIG DEAL. Being able to click on a site and see localized high school sports news without having to hunt for it is a BIG DEAL.

Here’s another BIG DEAL, one that no other news site comes close to offering …using our proprietary video management technology local residents will be able to upload news videos they’ve captured with their phones or digital cameras directly to the news site. We’re even going to reward them for sharing those news videos by giving them NeuroMama FSR points, with the person whose video gets the most hits in a week getting more points and everyone else less.

Consider a simple example. Somebody in Flagstaff Arizona has a security system that records a robber breaking in and looting their house. They post the video on our local site and everyone from Northern Arizona who looks at the news gets a chance to see it.

Than word of mouth gets going, other people find out this video is on the news site and flock to see it. Look, I mean, no one likes criminal activity, but how often do you get a chance to see your neighbor being ripped off … people are gonna flock to see this.

The good part … the good part is that eventually, pretty quick, actually, someone watching the video identifies the burglar and we … we get to put the video of the cops making the arrest up on the site right next to the one of the crime being committed.

Nice. Even nicer is that you can benefit from the enormous popularity of this site at zero cost.

Now, about neuromania.com. Neuromania.com takes social networking to a whole new level. What it is, really is network of many different social networks based on individual interests … types of careers, recreation preferences, sports, cars, fashion, whatever. The beautiful thing is Neuromania social networks all – even encourage people – to interact and share thoughts, pictures, videos, blogs, new stories and a raft of other things with new friends rather than limiting them to networking only with people they already know.

And I’m going to give you the commercial key … the means of cashing in on popularity of both the news and social networking sites … free … absolutely free for up to two years.

will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

J-14

Do you have a child … or a grandchild? Would you like them to have the best possible computing experience while remaining safe from potentially harmful web content and internet predators?

Well you can give them with the Android Jellybean 9.5-inch 4G NeuroPad for kids at a retail price of about $700 or you can give them the same state-of-the-art family friendly (and parentally controllable) tablet for only $175 with a two-year advertising commitment or $210 with a one-year commitment.

will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Since I’ve already offered you a great deal for a child, I guess it’s time to throw in something for you and your spouse or other friend. Something worth at least $800 dollars.

Here’s the thing … once you start advertising on Neuromama.com and reaping the benefits of the NeuroZone you going to be working so hard taking care of all those new customers that you’ll need a vacation … you’ll desperately need a vacation a lot sooner than you expect.

So what I’ll do is give a resort vacation package at anyone of dozens of U.S. and international five-star resorts … a resort package worth a minimum of $1,200 … for only $250 with a two-year ad commitment and $285 with a one-year commitment.

will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Probably like most of the people I talk to you’re more interested in what Neuromama can do for your business than you personally.

How about this … if you make an advertising commitment today I will give you six months of professional public relations service – a PR package we normally sell for $1,000 – absolutely free.

And I’m not … I’m not just talking about some kind of consulting here, a webinar telling you how you should or shouldn’t deal with the media. I’m talking about actual public relations work … about having the pros in our own media relations department roll up their sleeves, write a continuous stream of press releases about your business and distribute them directly to all the key media people in your locality … ALL the key people … editors and reporters of your local newspapers, anchors, producers and news directors at your local TV and radio stations… all of them.

will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

Let me make the public relations part of the offer even better. Sign up for a two-year ad package today and we will make a $50 donation to the charity of your choice in your name. Sign up for a one-year package and we will make a one-year donation. In either case, we will create and distribute a separate press release about your donation and why your favorite charity is so important…

will three keywords be enough or would you rather have the six keyword package?

(IF HE SAYS THREE OR SIX GO TO CLOSING DOCUMENT #2, IF HE SAYS NO CONTINUE HERE)

J-15

CLOSING DOCUMENT #1 FOR PEOPLE WHO BUY IN AFTER BREAK ONE OR TWO ONLY

(IF HE SAYS THREE)

OK, three, that’s great. The three keyword or key phrase package is $249.00 is the setup fee including $99 for the first month with one month free based on one year commitment and three month free based a two-year commitment with month by month payments … month by month because I promised you there would be no big upfront cost…… and you’ll get 100 NeuroMama shares with a market value of $750 dollars absolutely free.

However, if you are willing to spend a few more bucks today, I can give you some great freebees. For example, if you pay for one year upfront – just $1,239 including $150 setup fee – I’ll give you the twelfth month absolutely free …. And ….. because you are in Latin America you’ll get 125 shares of NERO ….. that another $937  value ….. which may be a lot higher down the road. And if you pay for two years  – just $2,229 today including $150 setup fee – and remember that’s only $2,229, not exactly a scary amount of money, right? – I can give you 3 month absolutely three ….. and 150 shares of NERO. Three months of full service absolutely free …. And ….. $1,125 in market value NERO stock.

How’s that for a Buy One Get One Free Deal?

(IF HE SAYS SIX)

OK, six, that’s great. The six keyword or key phrase package is $298.00 is the setup fee including $148 for the first month with one month free based on one year commitment and three month free based a two-year commitment with month by month payments … month by month because I promised you there would be no big upfront cost…… and you’ll get 150 NeuroMama shares with a market value of $1,125 dollars absolutely free.

However, if you are willing to spend a few more bucks today, I can give you some great freebees. For example, if you pay for one year upfront – just $1,778 including $150 setup fee – I’ll give you the twelfth month absolutely free …. And ….. because you are in Latin America you’ll get 175 shares of NERO ….. that another $1,312  value ….. which may be a lot higher down the road. And if you pay for two years  – just $3,258 today including $150 setup fee – and remember that’s only $2,229, not exactly a scary amount of money, right? – I can give you 3 month absolutely three ….. and 200 shares of NERO. Three months of full service absolutely free …. And ….. $1,500 in market value NERO stock.

How’s that for a Buy One Get One Free Deal?

J-16

(CONTINUATION IS THE SAME FOR BOTH)

Getting started is simple ... one, two, three. One, we open your account, two, I have one of our ad copywriting specialists call you to discuss what keywords and ad copy would work best for you and three your ad goes online and starts making money for you.

OK, let's get that account open and working for you... first, (Insert Name of Customer), what's your title. And the full business address. And this number we're talking on, that's the business phone, right? Good. And the account number and expiration date of the card we're billing the initial payment to is? How about the name on the card, is it in the business name or your name?

Last question, do you want to just pay the first month now or take advantage one of our BOGO offers.  Offer. Good that’s a smart move…… and once again you are not a citizen of US and of any European countries.

Oh…… you are a US citizen …… well ….. then unfortunately you can’t get NeuroMama, Ltd. stock at this time, however ….. I’ll make a note on a record, and down the road ….. when we’ll have Pre-Existing Relationship we will most definitely extend this NERO stock offer to you in the future.

But in the meantime ….. if you like the company you could call any license broker or an investment adviser and consult with him about becoming long term shareholder of NeuroMama, Ltd.

(WRAP UP PAPER PUSHING PER PAYMENT GATE WAY PROCEDURES)

(USE IF HE HAS A WEBSITE)

Now I think you told me you had a website, what's the web address? You know something (insert name of client), as soon as I hangup I'm going to check out your site and see if you'd benefit from being linked to our upcoming Neurozone Virtual Mall of the World, which when finally implemented is going to take online shopping to a whole new level with its 3D, surround sound simulation of an actual brick-and-mortar shopping expedition.. If so, I'll have one of our e-tail specialists give you a ring and you’ll make a lot of money because today it’s already kind like a combination of AMAZON and EBAY…. And …. And …… NeuroMama will facilitate your shipping to 150 countries ……… It will open for all practical purposes the whole world to you

Hey, look it’s been a pleasure, your ad should be running within a week and I know you’re going to love the return you’ll get from it. Now I’ll let you get back to business. Talk to you again soon.

(USE IF HE DOESN'T HAVE A WEBSITE)

 If I remember right, you don't have a website. Something I haven’t really mentioned because it won't be live for a while yet is the Neurozone Virtual Mall of the World. Listen, the NEW version of NeuroZone which when finally implemented the internet has never seen anything like the Neurozone, which is going to take online shopping to a whole new level with its 3D, surround sound simulation of an actual brick-and-mortar shopping expedition. The NeuroZone is absolutely perfect for someone who'd like to do business online without the hassle and expense of maintaining and marketing a standalone website. What I'll do is have a NeuroZone e-tailing expert give you a call ....

Hey, look it’s been a pleasure, your ad should be running within a week and I know you’re going to love the return you’ll get from it. Now I’ll let you get back to business. Talk to you again soon.

J-17

CLOSING DOCUMENT #2 FOR PEOPLE WHO BUY IN AFTER BREAK THREE TO END OF PITCH

(IF HE SAYS THREE)

OK, three, that’s great. The three keyword or key phrase package is $249.00 is the setup fee including $99 for the first month with one month free based on one year commitment and three month free based a two-year commitment with month by month payments … month by month because I promised you there would be no big upfront cost…… and you’ll get 100 NeuroMama shares with a market value of $750 dollars absolutely free.

However, if you are willing to spend a few more bucks today, I can give you some great freebees. For example, if you pay for one year upfront – just $1,239 including $150 setup fee – I’ll give you the twelfth month absolutely free …. And ….. because you are in Latin America you’ll get 125 shares of NERO ….. that another $937  value ….. which may be a lot higher down the road. And if you pay for two years  – just $2,229 today including $150 setup fee – and remember that’s only $2,229, not exactly a scary amount of money, right? – I can give you 3 month absolutely three ….. and 150 shares of NERO. Three months of full service absolutely free …. And ….. $1,125 in market value NERO stock.

How’s that for a Buy One Get One Free Deal?

(IF HE SAYS SIX)

OK, six, that’s great. The six keyword or key phrase package is $298.00 is the setup fee including $148 for the first month with one month free based on one year commitment and three month free based a two-year commitment with month by month payments … month by month because I promised you there would be no big upfront cost…… and you’ll get 150 NeuroMama shares with a market value of $1,125 dollars absolutely free.

However, if you are willing to spend a few more bucks today, I can give you some great freebees. For example, if you pay for one year upfront – just $1,778 including $150 setup fee – I’ll give you the twelfth month absolutely free …. And ….. because you are in Latin America you’ll get 175 shares of NERO ….. that another $1,312  value ….. which may be a lot higher down the road. And if you pay for two years  – just $3,258 today including $150 setup fee – and remember that’s only $2,229, not exactly a scary amount of money, right? – I can give you 3 month absolutely three ….. and 200 shares of NERO. Three months of full service absolutely free …. And ….. $1,500 in market value NERO stock.

How’s that for a Buy One Get One Free Deal?

J-18

(CONTINUATION IS THE SAME FOR BOTH)

Getting started is simple ... one, two, three. One, we open your account, two, I have one of our ad copywriting specialists call you to discuss what keywords and ad copy would work best for you and three your ad goes online and starts making money for you.

OK, let's get that account open and working for you... first, (Insert Name of Customer), what's your title. And the full business address. And this number we're talking on, that's the business phone, right? Good. And the account number and expiration date of the card we're billing the initial payment to is? How about the name on the card, is it in the business name or your name?

Last question, do you want to just pay the first month now or take advantage one of our BOGO offers.  Offer. Good that’s a smart move…… and once again you are not a citizen of US and of any European countries.

Oh…… you are a US citizen …… well ….. then unfortunately you can’t get NeuroMama, Ltd. stock at this time, however ….. I’ll make a note on a record, and down the road when we’ll have Pre-Existing Relationship will most definitely extend this NERO stock options offer to you in the future.

But in the meantime ….. if you like the company you could call any license broker or an investment adviser and consult with him about becoming long term shareholder of NeuroMama, Ltd.

(WRAP UP PAPER PUSHING PER PAYMENT GATE WAY PROCEDURES)

Hey, look it’s been a pleasure, your ad should be running within a week and I know you’re going to love the return you’ll get from it. Now I’ll let you get back to business. Talk to you again soon.

J-19

(IMPORTANT FOR ALL CLOSES, IN CASE OF ANY CREDIT CARD STALL SUCH AS “I CAN’T PAY BUSINESS EXPENSES WITH A CARD … YOU’LL HAVE TO SEND ME AN INVOICE AND I’LL SEND YOU A CHECK” USE THE FOLLOWING)

Whew, I really … I mean totally understand … but it’s like I said the number of packages per region is being rationed … Under the Public Relation Program that is designed to create exposure in the local market for NeuroMama.com, which will also help you because we will use your business to get attention of the local media …… there MUST be two other people selling in (insert name of customer’s town or if it’s a really small town region) and I have no idea how many packages are left …

One thing I know for sure, pretty soon all three of us are going to get a text message that says we’re all through here, we’re sold out for the purposes of Public Relation Campaign ….. and the team that is working this particular geographical territory have to start calling another geographical location …..  and if we’re in the middle of making a presentation like I’m making to you we’re going to have to make some excuse to break it off or call the office and scream and beg for them to make an exception and squeeze one more advertiser in.

Believe me, I know this, it has been predicted when this sales program has been created, which ties into marketing of NeuroMama.com campaign using Public Relations as a vehicle to get NeuroMama.com publicity in as many as possible geographical location in the shortest period of time ….. utilizing the salesforce available in Global Media and Internet to generate sales of advertising under the Financing and Service agreement between NeuroMama, Ltd and Global Media and Internet. We were advised by the sales manager to let you know of a possibility that this particular offer will not be available once anyone in your geographical location buys the advertising program ….. the sales staff will start selling somewhere else.

So we really need to get this account open now. But the good thing is it’s just this one time, once you’re on board, you’re on board … after today you can make any future payments by check, in pennies, whatever you like … but I have to have a card today … you know, $99 or $148 a month for first return page search advertising is as close to being free as advertising ever gets … there must be a card you can use ,,, maybe one of your wife’s (or husband’s) cards? How about a check? Can you do bank a bank wire? How about Western Union? How about if we send an express courier that will take the cash and issue you a receipt?

J-20

NeuroMama, Ltd.

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RUFF'S SPORTING GOODS

Home | **Registration** | **Frequent Searcher Rewards** | **Invite Friends** | **NeuroMail** | **NeuroFinance** | **Investors** | **Kids** | **Contacts** | **Info For Advertisers**

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Dicks Sporting Goods Locations in Arizona AZ
A simple, fast text to map guide to all Dicks **Sporting Goods** locations in Arizona.
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Arizona Cardinals Apparel & Gear | DICK'S Sporting Goods
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Babbitt's Sports Center in Flagstaff, AZ | 109 N Leroux St, Flagstaff, AZ
Babbitt's Sports Center in **Flagstaff**, AZ -- Map, Phone Number, Reviews, Photos and ... Shoe Stores, **Sporting Goods** Dealers, Women's Clothing, Screen Printing.
http://www.superpages.com/bp/Flagstaff-AZ/Babbitts-Sports-Cente...

Babbitt's Backcountry (The Edge) - Flagstaff, Arizona (AZ ...
Business Categories. Backpacking and Mountaineering-Equipment/Supplies in **Flagstaff**, AZ; Ret **Sporting Goods**/Bicycles; **Sporting Goods** Stores **...**
http://www.manta.com/c/mmsrkbr/babbitt-s-backcountry

Flagstaff Gun shop | Gun shop in Flagstaff, AZ - YP.com
Results 1 - 16 of 16 **...** Ruff's **Sporting Goods**. 2 S Milton Rd, **Flagstaff**, AZ 86001 » Map (877) 776-1175. 0.0 stars. 1 stars; 2 stars; 3 stars; 4 stars; 5 stars. Be the first **...**
http://www.yellowpages.com/flagstaff-az/gun-shop

Flagstaff Classifieds, Flagstaff Free Classifieds, Flagstaff Online ...
Free **Flagstaff** Local OLX Classifieds. **...** Musical Instruments **Sporting Goods** - Bicycles Tickets Toys - Games - Hobbies Video Games - Consoles Everything Else **...**
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J-21

TABLE OF CONTENTS

Overview………………………………………………2

Press Release………………………………………..3

Advertising Trends………………………………….5

Internet Advertising vs. all advertising……………………..5

Search Engine Advertising vs. all internet…………………6

Advertising on NeuroMama.com………………….7

The Search Engine…………………………………..8

J-22

OVERVIEW

NEUROMAMA IS COMPOSED OF AN INTERNATIONAL TEAM OF COMPUTER ENGINEERS, MATHEMATICIANS, NEURAL PROGRAMMING EXPERTS AND STATISTICAL ANALYSTS WHO HAVE BEEN BUILDING A BILLION-DOLLAR SEARCH-ENGINE BUSINESS MODEL OF THE FUTURE FOR THE PAST THREE YEARS. WE HAD ORIGINALLY PLANNED TO RELEASE IT AT THE BEGINNING OF 2014.

THEN WE SAW WHAT WAS HAPPENING WITH GOOGLE AND OTHER SEARCH ENGINES OVER THE PAST SIX MONTHS AND WE KNEW WE COULDN'T WAIT.  WE ACCELERATED OUR TIMETABLE, AND BROUGHT THE LOMONOSOV MOSCOW STATE UNIVERSITY ON BOARD AS PART OF THE TEAM.

LOMONOSOV, ONE OF THE LEADING RESEARCH AND DEVELOPMENT CENTER FOR MATHEMATICIANS, ENGINEERS AND BEHAVIORAL PSYCHOLOGISTS FOR GENERATIONS, TODAY HOSTS THE MOST ADVANCED LABS IN THE WORLD USING NEURAL TECHNOLOGY TO ADD NATURAL, RATIONAL REASONING CAPABILITY TO ARTIFICIAL INTELLIGENCE SYSTEMS.

ACCORDING TO DANIEL GOODWIN OF SEARCH ENGINE WATCH, THE MOST AUTHORITATIVE SEARCH ENGINE BUSINESS ANALYST ORGANIZATION, “NOW THAT PANDA AND PENGUIN ARE ONLINE YOU CAN'T RELY ON GOOGLE AS YOUR MAJOR SOURCE OF TRAFFIC ANYMORE. THAT'S A DOOMED BUSINESS MODEL."

THANKS TO OUR ASSOCIATION WITH LOMONOSOV, NEUROMAMA.COM WENT LIVE THIS YEAR.

J-23

PRESS RELEASE

World's First Neural Technology-Powered Search Engine From NeuroMama Ltd. Features Privacy, Unprecedented Frequent Searcher Rewards Bonuses

For Immediate Release

NOVOSIBIRSK, Russia/EWORLDWIRE/July 9, 2013 --- NeuroMama LTD. (OTC BB: NERO) (http://www.youtube.com/watch?v=9XRXaStg-fY) today announced the launch of its revolutionary, neural technological-powered search engine and the industry's first and only system for rewarding regular search engine and webmail users. Users of http://www.NeuroMama.com Web search, email, e-commerce and other services will automatically accrue loyalty awards that can be redeemed for Android tablet computers and phones gift certificates, travel and vacation packages, and numerous other perks and privileges.

"We expect our Frequent Searcher Awards program, modeled on the airline industry's tried and proven Frequent Flyer incentive programs, to enable Neuromama.com to easily break all previous usage and growth records for search engine launches," said Igor Weselovsky, NeuroMama.com's president and CEO.

"Premiums and awards are only nice perks," Weselovsky added. "They aren't going to be what motivates Internet power and casual users alike to change their default search engine from Google Inc. or Microsoft's BING to NeuroMama, LTD. That motivation will come from the superiority of the NeuroMama.com experience from cleaner, more accurate and less repetitive search returns."

Unlike some of the other major search engines, which are all based on 20th Century, dial-up connection Internet technologies, Neuromama.com is truly a child of the 21st Century, engineered from the ground up to take maximum advantage of the last decade's advances in Web crawling, data storage and management, and content comparison, analysis and sorting.

According to Weselovsky, "NeuroMama.com's use of neural technology to incorporate the search habits and preferences of tens of millions of users into its decision-making though processes will enable it to eventually catch up and with and pass its competitors on the search robot learning curve."

"Neural technology-based computer systems are designed around very complex mathematical algorithms and are programmed to learn from people using these systems," Weselovsky explains. "Implementing neural technology solutions requires people who are top rate mathematicians and brilliant computer scientists rather than computer programmers who happen to know some math. The main reason we choose to open an office for our company in Novosibirsk, frequently known as the Silicon Valley of

J-24

Russia, is because Russia, since even back in the Soviet Union days, has been the world leader in developing both neural technology and its predecessor artificial intelligence."

"Take NeuroMama.com as it is today, on its birthday, so to speak," Weselovsky noted. "Today really, intellectually speaking, it is still an infant, a baby, most of its brain is empty of knowledge, but even so it knows enough to not to fill up its return pages with duplicate articles and content from different websites. It knows enough to offer its users precise single-click search returns across a wide range of specific categories including finance, people, videos, and images, as well as the entirety of the Web."

"Google, an incredible company, a tremendous success story we hope to emulate over a five-year period, has been by its own claims waging war on duplicate content for more than five years - yet its return pages are full of duplication. Our neural technology has already solved that problem and Neuromama.com is only one-day old. Imagine how rich and robust and relevant our returns are going to be after the program has been educated itself for six months, a year or two years."

The second major element of the NeuroMama.com program today announced is the Frequent Searcher Rewards (FSR) customer loyalty program. Every time searchers use NeuroMama.com, they earn points ... points that can be converted to one of what will eventually be an online shop filled with hundreds of premiums.

At its inception, the FSR program will make an effort to capitalize on success of Apple Inc. iPad and iPhone, and offer premiums including gift certificates for the remarkable and NeuroPad Android 4.2 tablet - the first HD tablet with the capacity to play from two to six videos simultaneously in individual windows; the totally unlocked free-to-roam NeuroPhone smarter phone; and various travel packages offered in conjunction with NeuroMama Vacation Club.

ABOUT NEUROMAMA, LTD (http://www.youtube.com/watch?v=efWC0KmtRFE)

NeuroMama LTD, (http://www.youtube.com/watch?v=Od3Bb8nWrxU&feature=youtu.be) is the parent company of the NeuroMama.com search engine and is also highly vested in international, multi-language streaming media distribution via TViMama.com. It is also proceeding with implementation of the online mall to duplicate success of Amazon.com Inc. - the NeuroZone, and is currently deploying an advanced, next-generation Internet Content Distribution Platform (CDP) that will offer e-commerce merchants and entertainment programmers the most secure, fastest, and robust delivery system yet developed.

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Advertising trends

Global advertising market (US$ mn) 2011-2017

Set to be worth more than US$185bn in 2017, Internet advertising will constitute 29% of the world’s total advertising market, making it the world’s second-

largest medium for advertising, after TV.

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Search remains the dominant form of online advertising globally, despite that its share dropped by two percentage points to 41% in 2017 (moving increasingly towards mobile and video advertising). Where Google is not the market leader—such as in Japan and South Korea—search tends not to be the dominant online advertising format.

J-27

Advertising on NeuroMama.com

•

KEYWORD CHANGES MADE AT NO ADDITIONAL COST

•

NEUROMAMA WILL INCLUDE IN FREE BANNERS, WHICH ARE SOLD FOR ADDITIONAL $50.00 PER MONTH.

•

NEUROZONE

O

NEUROMAMA.COM WILL CONNECT YOUR WEBSITE AND PRODUCT(S) ON NEUROZONE AT SPECIAL RATE DISCOUNTED FROM THE REGULAR 10% OF GROSS SALES, AS FOLLOWS:

▪

1% OF GROSS SALES FOR 1ST HALF OF CONTRACT TERM SELECTED

▪

5% OF GROSS SALES FOR 2ND HALF OF CONTRACT TERM SELECTED

•

IF YOU DO NOT HAVE ONLINE SALES CAPABILITY (E-COMMERCE SITE), THEN A FLAT FEE OF $15/MONTH.

•

NEUROMAMA WILL INCLUDE THE “COMMERCIAL KEY” FOR THE FIRST TWO YEARS YOU HAVE AN ACCOUNT WITH NEUROMAMA.  THIS PROVIDES ACCESS TO NEWS.NEUROMAMA THAT OTHERWISE WOULD COST AN ADDITIONAL $50 PER MONTH. AS SUCH, YOU WILL REALIZE THE FOLLOWING BENEFITS FROM THE LOCAL SITE:

O

LOCAL NEWS

O

YOUR LOCAL SOCIAL NETWORK (“NEUROMANIA”) WITH VIDEO MANAGEMENT, MARKETPLACE AND AUCTION. BY HAVING THE “COMMERCIAL KEY” FOR YOUR LOCAL VERSION OF NEUROMANIA, YOU WILL BE ABLE TO LIST PRODUCTS ON MARKETPLACE AND AUCTION.

•

NEUROMAMA WILL PROVIDE A 9.5" 4G NEUROPAD FOR KIDS FOR AN ADDITIONAL $175.00 (RETAIL VALUE OF AT LEAST $700.00) FOR A 2-YEAR COMMITMENT, OR $210 FOR A 1-YEAR COMMITMENT.

•

NEUROMAMA WILL OFFER A VACATION PACKAGE VALUED AT $1,200 (MINIMUM) FOR $250 FOR A 2-YEAR COMMITMENT, OR $285 FOR A 1-YEAR COMMITMENT.

•

NEUROMAMA WILL INCLUDE A FREE 6-MONTH PUBLIC RELATIONS PROMOTION, VALUED AT $1,000.  THIS WILL INCLUDE WRITING ABOUT YOUR BUSINESS AND SUBMITTING COPY DIRECTLY TO REPORTERS, EDITORS, AND PUBLISHERS OF YOUR LOCAL NEWSPAPERS, MAGAZINES, RADIO AND TV STATIONS.

•

NEUROMAMA WILL MAKE A $50 DONATION TO YOUR FAVORITE CHARITY IN YOUR NAME, AND MENTION THIS IN THE PRESS RELEASE.

•

IF YOU ARE INTERESTED IN LICENSING OPPORTUNITIES IN THE REGION, NEUROMAMA WILL CONTACT YOU TO DISCUSS DETAILS.

•

GUARANTEE.  IF AFTER SIX (6) MONTHS, YOU ARE NOT COMPLETELY SATISFIED WITH THE RESULTS FROM THE ADVERTISING PROGRAM, YOU MAY CANCEL AT NO ADDITIONAL COST (NO CANCELLATION PENALTIES).

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The Search Engine

NEUROMAMA’S GENE BANK IS UNIQUE:  ITS DNA IS MUCH CLOSER TO MIMICKING THE THOUGHT PROCESSES OF THE HUMAN BRAIN THAN THE PURELYMATHEMATICAL EQUATIONS AND OLDER VERSIONS OF ARTIFICIAL INTELLIGENCE DRIVING EVERY OTHER CURRENT SEARCH ENGINE.

THIS MEANS THAT ONCE NEUROMAMA HAS “LEARNED” SOMETHING, IT CAN ACCESS, EVALUATE AND RETURN DATA ABOUT THAT “SOMETHING” FASTER AND MORE ACCURATELY THAN SEARCH ENGINES RELYING ON OLDER TECHNOLOGY.

HERE’S A BRIEF RUNDOWN OF WHAT OUR NEURAL BRAIN DOES DURING A LEARNING SEARCH. IT DRILLS DOWN INTO ALL THE SITES RETURNING PAGES FOR THAT SEARCH WORD OR TERM AND EXAMINES THEM FOR QUALITY, RELEVANCY AND ALL THE USUAL FACTORS USED BY OTHER SEARCH ENGINES.

ON TOP OF THAT, IT ANALYSES THE SEARCH HISTORY OF EACH SITE AND ASSIGNS A SEARCHER SATISFACTION LEVEL TO EACH PAGE BASED ON A MYRIAD OF FACTORS SUCH AS THE AMOUNT OF DWELL TIME THE AVERAGE VISITOR SPENDS ON THE PAGE, WHETHER THE VISITOR WENT ON FROM THAT PAGE TO OTHER PAGES ON THE SAME SITE OR DITCHED THE SITE IN FAVOR OF CONTINUING THEIR ENQUIRIES ELSEWHERE AND, IN THE CASE OF E-COMMERCE SITES, HOME PAGE TO ORDER PAGE RATIOS.

SINCE NEUROMAMA IS SELF-LEARNING, IT WILL CONTINUOUSLY GET BETTER EVEN WITHOUT OUTSIDE HELP. AND, MOST IMPORTANT, IT’S A DAMN SIGHT BETTER THAN SEARCH ENGINES WHICH BASE THEIR RANKINGS AND RETURN POSITIONS ON THE MOST CORRUPT BEAUTY CONTEST OF ALL TIME – THE WHOLESALE BUYING AND SELLING OF BOXCARS FULL OF BACK LINKS THAT, ACCORDING TO THE OTHER SEARCH ENGINES’ PROPAGANDISTS, SOMEHOW, IN DEFIANCE OF ALL REASON AND LOGIC, CONFER “AUTHORITY” ON THE “BLACK-HAT” SITES BUYING THE LINKS.

OUR NEURAL ANALYSIS ALGORITHMS ARE BASED ON RAW DATA INVOLVING MILLIONS OF AGGREGATED SEARCHES AND WEBSITE ACTIVITY. THE NEURAL ANALYSIS PROGRAM PUTS NOTHING, NOT A COOKIE, NOT A CRUMB, NOT A SPECK OF DUST ON YOUR COMPUTER AND IT REMOVES NOTHING WHATSOEVER – YOUR SEARCH HISTORY, ISP INFORMATION, IP ADDRESS, FAVORITES, ETC.

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Available Packages

Option 1

•

5 KEYWORDS OR KEYWORD COMBINATIONS

•

2-YEAR SERVICE TERM

•

$50/MONTH

Option 2

•

5 KEYWORDS OR KEYWORD COMBINATIONS

•

2-YEAR SERVICE TERM

•

$300 INITIAL PAYMENT = 12 MONTHS ADVERTISING; NO MORE PAYMENTS FOR 1 YEAR

Option 3

•

10 KEYWORDS OR KEYWORD COMBINATIONS

•

2-YEAR SERVICE TERM

•

$75/MONTH

Option 4

•

10 KEYWORDS OR KEYWORD COMBINATIONS

•

2-YEAR SERVICE TERM

•

$450 initial payment = 12 months advertising; no more payments for 1 year.

Option 5

•

5 KEYWORDS OR KEYWORD COMBINATIONS

•

1-YEAR SERVICE TERM

•

$50/MONTH

Option 6

•

5 KEYWORDS OR KEYWORD COMBINATIONS

•

1-YEAR SERVICE TERM

•

$150 INITIAL PAYMENT = 6 MONTHS ADVERTISING; NO MORE PAYMENTS UNTIL MONTH 7

Option 7

•

10 KEYWORDS OR KEYWORD COMBINATIONS

•

1-YEAR SERVICE TERM

•

$75/MONTH

Option 8

•

10 KEYWORDS OR KEYWORD COMBINATIONS

•

1-YEAR SERVICE TERM

•

$225 initial payment = 6 months advertising; no more payments until month 7

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order form

Instructions: Please fill out the form below, print, and fax along with Keyword Form (pg. 11)  to XXX-XXX-XXXX

Option Selected (Circle One) :    1  -  2  -   3  -   4  -  5 -   6  -   7  -    8

Today’s Date:_______________

Business Name:______________________________________________

Business Contact:_____________________________________________

Type of Credit Card (ie, Visa, MC, AMEX):______________________________________

Credit Card Number:___________________________________________

Expiration Date:_______________________________________________

Security Code (3 or 4 digit):_____________________________________

Billing Address:________________________________________________

Billing City:____________________________________________________

Billing State:___________________________________________________

Billing Zip Code:________________________________________________

Billing Phone Number:__________________________________________

Amount to be Charged:__________________________________________

Optional Notes__________________________________________

                                __________________________________________

                               ___________________________________________

Email Address____________________________________________

_____________________________________

Name as it appears on card

________________________________

Signature

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keyword form

5 keywords or keyword strings (Options 1,2,5,6)

1.

______________________________________________

2.

______________________________________________

3.

______________________________________________

4.

______________________________________________

5.

______________________________________________

[ continue below for 10-keywords or keyword strings Options 3,4,7,8)  ]

6.

______________________________________________

7.

______________________________________________

8.

______________________________________________

9.

______________________________________________

10.

______________________________________________

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NeuroMama.com

Unlimited Search-Engine Keyword Advertising Offers & Bonuses

Prices & Worksheet

November, 2013

Inside this handy guide you will find concise details of NeuroMama.com's revolutionary, single-price unlimited clickthrough search-engine keyword advertising program and, on the last page, an introduction to our traditional Pay Per Click advertising program with a twist. The "twist" being a Dutch Auction keyword bidding process in which all winning bidders pay the same price per click and gain equal access to the top of the ad returns listings.

You'll also find a convinent checklist listing the prices and payment options for our unlimited clickthrough ad packages and related marketing services.

We strongly recommend you have this worksheet handy when talking to your NeuroMama ad sales representative. One other thing, though all prices quoted within are "official;" please don't be shy about asking your rep if he or she has any "deals" going on ... we are constantly adding and changing "now on sale" offers to commemorate the launch of our visionary new internet advertising programs and other services.

Prices, terms, conditions and contents of offers subject to change without notice. Special incentive programs described herein are strictly limited by time and/or the number of persons taking advantage of aforesaid programs and may be unavailable. All ad program membership applications are processed in the order received.

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NeuroAdvertising Keyword Worksheet

Keyword Advertising FAQ:

Q: Should the keywords I want my ad to trigger be the same as the ones I use in my site's metatags?

A: Not necessarily. Metatag keywords are intended to improve your return position in the organic search returns and must satisfy the expectations of search engine robots. Ad keywords bypass the whole page rank process and can thus be much more direct.

Q. What is the difference between a keyword and a keyword phrase?

A: "Attorney" is a keyword. "Tax attorney" is a keyword phrase.

Q. Is localization important in ad keywords?

A: Extremely. Always devote at least one of your keywords or phrases to letting the world know where you do business, i.e. Florida Panhandle Tax Consultant.

Q. What are some good ways to select keywords?

A: Pay attention to what customers ask for when they call you on the phone or, where applicable, walk into your store. If they say, "do you prepare corporate tax returns" consider using "corporate tax return specialist" as a key phrase.

Jot down some tentative keyword/phrases below.

____________________ __________________________ ___________________________

____________________ __________________________ ___________________________

Q: How large will my keyword search ad be?

A: As with newspaper classified ads, keyword search ads are only available in standard sizes in order to properly mesh with other content on the page -- organic search returns, banners, etc. Keyword search ads on NeuroMama.com contain a 25-character boldface headline, two standard font 35-character lines and a hot link to your website:

For example:

Neuromama.com Delivers
Better more relevant search returns
Free frequent searcher award gifts
www.neuromama.com

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NeuroAdvertising Offer Checklist

Unlimited Clickthroughs: Free ☐ ☐

Guaranteed Top of Returns Exposure: Free! ☐ ☐

Keyword/Key Phrase Changes: Free! ☐ ☐

Five keywords/key phrases prepaid monthly: $50 ☐ ☐

Five keywords/key phrases prepaid quarterly **(3rd month free):** $100 ☐ ☐

Five keywords/key phrases prepaid annually **(months 7-12 free)**: $300 ☐ ☐

Five keywords/key phrases prepaid for two years **(second year free):** $600 ☐ ☐

Ten keywords/key phrases paid monthly: $75 ☐ ☐

Ten keywords/key phrases paid quarterly **(3rd month free):** $150 ☐ ☐

Ten keywords/key phrases prepaid annually **(months 7-12 free)**: $450 ☐ ☐

Ten keywords/key phrases prepaid for two years **(second year free)**: $900 ☐ ☐

Banner ad appearing on top of Neuromama.com home page at all times your search ad is number one in the keyword ad returns: per month, $50 ☐ ☐

NeuroZone Virtual Mall of the World Store: Commission 10% of gross ☐ ☐

Commercial key for unlimited postings on NeuroMania.com social networks and news.neuromama.com markets and auctions: per month, $100 ☐ ☐

Professional public relations consultation, media creation and personalized distribution to all regional news outlets: per month, $135 ☐ ☐

Personal creative director/account manager to assist you in making keyword selection, ad design and other strategic decisions: per month, $75 ☐ ☐

Discount Own-A-Piece-Of-Neuromama Offer. Buy up to 100 shares of Neuromama, LTD stock at $5 per share below market price: Varies ☐ ☐

J-35

NeuroMama's Unique PPC Dutch Auction

The revolutionary playing-field leveling Pay Per Click advertising program where everyone bidding on a keyword -- even you -- pays the same, gets equal access to potential customers and profits to the same extent

While the ground-breaking flat-rate, unlimited clickthrough keyword search advertising program described on the preceding pages is the ultimate solution for local and regionalized small and mid-sized businesses seeking a cost effective, high ROI Internet marketing solution, it does not really address the problems of budget-challenged national and international etrepreneurs trying to compete with Fortune 500 advertisers for page views and clickthroughs.

Based on the famous Dutch Auction system used by companies such as Google to fund their initial public offerings, NeuroMama's keyword auction program is more than the proverbial elephant in the room, it's the hand grenade in the room. The chunk of virtual C4 explosive that will blow up the existing barriers separating small budget advertisers from a successful PPC campaign. In addition to increasing advertisers' profits, we believe the Dutch Auction system will bring us untold numbers of advertisers who have opted not to participate in other search engine PPC programs.

Here's how it works. Where other search engines automatically award the top PPC return positions and the best demographic exposures to advertisers who bid the highest for a specific key word or key phrase, NeuroMama will have periodic time-limited auctions in which site owners will register their bids for particular words and phrases.

At the end of the auction period, the lowest bid above a reasonable reserve price will be selected as the fixed per-click cost for that keyword or phrase and everyone who bid at or above that price will be able to buy placements for that – and only that – price.

Using proprietary, patent-pending technology, all the ads will be scrupulously rotated and distributed so that every advertiser receives equal value in terms of return position, time on each site on which the ad appears, and exposure during the most popular dayparts.

Fairness. Equal access to potential customers. Simply put, NeuroMama.com's Dutch Auction levels the pay-per-click advertising playing field for the very first time since the PPC concept was introduced by a long-forgotten Website directory called Planet Oasis back in 1996.

For more information on NeuroMama.com's Dutch Auction Pay Per Click Opportunities and to be notified when upcoming PPC Auctions are scheduled, email Steven@neuro-mail.com

J-36

NEUROMAMA, LTD.

MASTER LICENSING AGREEMENT

THIS MASTER LICENSING AGREEMENT (this "Agreement") is made and entered into this ___ day of _____,20__, by and between NeuroMama, Ltd., a ____________ corporation ("NEURO"), and __________________________________________________ ("LICENSEE").

RECITALS

A.  NEURO intends to operate specialty retail stores engaged in the sale of proprietary computer technology, general retail products, and vacation club sales, each of which operates under the name "NueroMANIA"

B.  LICENSEE and NEURO desire to enter into this Agreement to provide LICENSEE with the rights to operate a number of NEUROMANIA Stores in worldwide markets, specifically in designated licensed Trade Areas, online advertising sales on NeuroMama.com, and integration of new business in the territories to the online platform NeuroZone, and corresponding license agreements    which are executed by NEURO and LICENSEE or any LICENSEE (as defined hereinafter) from time to time.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals, of the following terms and conditions, and of other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

DEFINITIONS

The following terms used herein shall have the following definitions:  Agreement.

"Agreement" shall mean this Agreement executed on the date first set forth above between NEURO and LICENSEE, as defined in the preamble hereto.

Confidential Information. "Confidential Information" shall have the meaning set forth in Section 5.11.1.  Commencement Date. "Commencement Date" shall have the meaning set forth in Section 2.2.

Effective Date. "Effective Date" shall have the meaning set forth in Section 7.16.

Gross Revenue. "Gross Revenue" shall have meaning set forth in Section 2.2.

Initial and Advanced Training Programs.  NEURO’s "Initial Training Program" shall mean the program developed by and presented by NEURO that trains employees concerning coffee and its preparation and in the operational aspects of NEURO Stores.  NEURO’s "Advanced Training Program" shall mean the program developed by and presented by NEURO that trains managers in the operational aspects and managerial aspects of the NEURO System and NEURO Stores, and that trains participants in how to train Regular Employees to do their jobs within NEURO Stores to the level of training as presented in the Initial Training Program.

Lessor.  "Lessor" shall mean the party with whom LICENSEE has an Occupancy Agreement that allows LICENSEE to operate a retail operation, lease space, or engage in other business ventures on property controlled by such Lessor.  For definitional purposes, a party granting an Occupancy Agreement to LICENSEE shall be referred to as a Lessor even if LICENSEE and such party do not have a landlord-tenant relationship.

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License. "License" shall have the meaning set forth in Section 1.1.

"Licensed LICENSEE Affiliate" shall mean an individual or company who will operate within a subregion within the Trade Area of LICENSEE

License Fee. "License Fee" shall have the meaning set forth in Section 2.1.

Management Employee. "Management Employee" shall have the meaning set forth in Section 4.1.

Manual.  The "Manual" shall mean the series of documents, publications, and bulletins designated as such by NEURO as the guide for operation of a NEUROMANIA Store, which is hereby incorporated by reference as if fully set forth herein.  NEURO shall have the continuing right to revise the Manual, upon reasonable notice, and each update, modification, and expansion of and to the Manual adopted from time to time by NEURO shall become a part thereof and accepted by LICENSEE when received by LICENSEE.

Occupancy Agreements.  As used herein, "Occupancy Agreements" shall mean those agreements, however denominated, that allow LICENSEE to lease, manage and/or operate concessions and stores at property owned by third parties.  Without limiting the foregoing, Occupancy Agreements include all leases, concession agreements, licenses, and similar arrangements between LICENSEE and third parties.

Regular Employee. "Regular Employee" shall have the meaning set forth in Section 4.1.

Royalty. "Royalty" shall have the meaning set forth in Section 2.2.

NEUROMANIA Store. "NEUROMANIA Store" shall mean a NEUROMANIA retail store operated by LICENSEE pursuant to this Agreement.

NEURO System. "NEURO System" shall mean the business operation system that allows  LICENSEE or a Licensed LICENSEE Affiliate to operate a NEURO Store, including interior and exterior store design; other items of trade dress; specifications for equipment, fixtures, and uniforms; defined product offerings and preparation methods; standard operating and administrative procedures; and management and technical training programs, all as the same may exist today or as they may change from time to time, as specified in the Manual or as otherwise reasonably directed by NEURO from time to time with respect to comparable operations, consistently applied.

Trade Area.  "Trade Area" shall include an area mutually agreed by LICENSEELICENSEELICENSEE and NEURO  NEUROMANIA Store

Trademarks. "Trademarks" shall mean those proprietary marks held by NEURO that NEURO specifically designates, in writing, for use by LICENSEE, including those trademarks designated by NEURO that are owned by a distributor or joint venture of which NEURO is a part.

ARTICLE 1.0 THE LICENSE

Grant of License.  Subject to the terms and conditions of this Agreement, NEURO hereby grants to LICENSEE and the Licensed LICENSEE Affiliates an exclusive license (the "License") to use the NEURO System and the Trademarks for each licensed NEUROMANIA Store as mutually agreed, but NEURO desires to establish Trade Areas with at least one stand-alone store of approximately 30,000 square-feet, and another location in an existing shopping mall of approximately 1,000 square-feet,  executed by LICENSEE or a Licensed LICENSEE Affiliate, for purposes of establishing subregions if applicable and approved by NEURO.  Any Licensed LICENSEE Affiliate which executes a License Agreement  shall, as to all NEUROMANIA Stores on such agreement, be bound by this Agreement just as if such Licensed LICENSEE Affiliate had executed this Agreement.  References herein to "LICENSEE" shall include each Licensed LICENSEE Affiliate as to all NEUROMANIA Stores on each License Agreement  executed by such Licensed LICENSEE Affiliate.  LICENSEE agrees to sell advertising for NEURO’s search engine, Neuromama.com.  NEURO will pay 50% commission for sales of all advertising from companies contacted by LICENSEE in the trade area.  LICENSEE agrees that NEURO reservers the right to have "Corporate Accounts", including and not limited to the territory of the licensee, or Trade Area.  If LICENSEE has made a sale to a Corporate Account, and is able to demonstrate reasonably active communication leading to such closing of sale, NEURO will consider LICENSEE eligible to be paid the commission as provided herein, and to actively manage the account relationship of the identified “Corporate Account.”

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LICENSEE agrees to offer placement to companies in the Trade Area for their products on NEURO’s online retail sales platform, NeuroZone.  NUERO will pay 2% royalties on gross sales of product from customers in the Trade Area for the lifetime of the LICENSEE.

ARTICLE 2.0 FEES, ROYALTIES, AND PAYMENTS

2.1. License Fee.  LICENSEE will pay a license fee for each Trade Area equivalent to $0.10 per person in the population of that territory, as determined by reasonable statistical sourcesNEUROMANIA Store  LICENSEELICENSEELICENSEE must begin selling advertising for NeuroMama.com within 14 days of the execution of this Agreement, and begin integrating new stores within the Trade Area into NeuroZone within 30 days of execution of the Agreement.  If performance target is met, the License Fee will be due monthly at 1% of Gross Revenue.  NEUROMANIA StoreNEUROMANIA Store  Starting on the first day that its first NEUROMANIA Store opens to the public (the "Commencement Date"), LICENSEE shall pay NEURO a royalty equal to 6% of Gross Revenue.  Half of that payment amount will be set aside to match LICENSEELICENSEELICENSEE’s advertising expenditures one dollar for each dollar of advertising expense, matching amount from NEURO not to exceed 3% of Gross Revenue (equivalent to 50% of the Royalty Fee paid).

"Gross Revenue" shall mean the total of all revenues derived from the NEUROMANIA Store during the term of the License, whether such revenues are evidenced by cash, services, property, or other means of exchange, and whether NEURO offers such services or products in its other locations, and shall include without limitation, the following:  (a) sales, monies, property, or receipts from sales, of any nature or kind whatsoever, derived by LICENSEE or by any other person or entity (including without limitation persons controlling, controlled by, or under common control with LICENSEE); (b)  sales of NEURO products in contravention of this Agreement at locations other than the NEUROMANIA Stores, provided, that sales of NEURO products through NEURO’s wholesale programs shall not be considered sales in contravention of this Agreement; (c)  the proceeds of any business interruption insurance, after the satisfaction of any applicable deductible; (d)  sales from vending devices; (e)  mail or telephone orders received or filled on or from the NEUROMANIA Store; (f)  all deposits not refunded to purchasers; (g)  orders taken although filled elsewhere. There shall be no reduction for the costs or expenses of operating the NEUROMANIA Stores or for federal, state, or local income taxes or business and occupation taxes related to the NEUROMANIA Stores.  "Gross Revenue" shall exclude the amount of any state or local sales or use tax actually paid by LICENSEE and sales of fixtures or other capital items sold by LICENSEE after use thereof in the operation of the NEUROMANIA Stores.

2.3.  Payment.

2.3.1  Payment of Royalty.  LICENSEE will calculate the Royalty due to NEURO for each calendar month and submit payment to NEURO for the amount due together with a statement of LICENSEE's Gross Revenue for the Accounting Period no later than the twenty-fifth day of the month following the month for which such Royalty Payment is due.

2.3.2  Payment of Advertising Fee.  For each NEUROMANIA Store, LICENSEE shall submit to NEURO an advertising report in the manner set forth in Section 2.1

2.4.  Promotional Materials.  LICENSEE shall purchase for each NEURO Store it opens an initial supply of promotional materials from NEURO costing not less than five hundred dollars ($500) and, from time to time, shall purchase additional promotional materials from NEURO or a vendor approved by NEURO to maintain that supply. Promotional materials are materials such as customer brochures and counter cards that contain the Trademarks. NEURO will supply these materials to LICENSEE at NEURO’S cost, plus a markup estimated to be twenty percent (20%) to cover its costs of order processing, handling, and shipping.  LICENSEE may submit samples of such products from other vendors to NEURO for testing and approval under the procedures set forth in Section 5.9.1.

2.5.  Training Fees.  The fees and costs typically charged by NEURO for training one (1) Management Employee and six (6) Regular Employees for each NEUROMANIA Store are included in the License Fee paid by LICENSEE for such site, provided, that LICENSEE and NEURO may agree to such other number of Regular Employees as may be necessary to adequately staff such NEUROMANIA Store.  For all other training requested by LICENSEE, NEURO may charge reasonable fees and costs for materials and participation. NEURO shall not be responsible for any out-of-pocket expenses, travel, hotel, or salary costs, incurred during training by LICENSEE personnel (including without limitation any Management Employees or Regular Employees).

2.6  Multiple Stores.    In the event there is more than one NEUROMANIA Store at a location that includes a previously licensed NEUROMANIA Store, each such NEUROMANIA Store shall be subject, among other things, to the fees as set forth in this Agreement, including without limitation those described in Sections 2.2, 2.4, and 2.5.

2.7.  Initial Design and Fabrication; Refurbishment Costs.

2.7.1.  Design, Fabrication, and Set-up.  NEURO shall provide initial design services for each NEUROMANIA Store, based on plans, specifications and criteria established by NEURO in accordance with its trade dress and business practice.  The costs of such initial design services shall be included within the License Fee and LICENSEE shall not be separately charged for such initial design services. LICENSEE shall build and install the NEUROMANIA Store using a contractor approved by NEURO, acting reasonably, and following procedures set forth in the Manual.  The fee covers only initial design services, and NEURO shall not be responsible for detailed architectural or construction drawings or revisions.

2.7.2.  Refurbishment.  From time to time, LICENSEE, at its expense, shall refurbish each NEURO Store as needed to maintain the building design, trade dress, color schemes, and presentation then used by NEURO in its other operations.  Refurbishment may include, without limitation, structural changes, remodeling, redecoration, and modifications to existing improvements.  During each year of the term of a NEURO Store, LICENSEE shall not be required to expend more than Twenty Percent (20%) of the total cost incurred by LICENSEE to design, construct and equip the NEURO Store on refurbishment required by this Section 2.7.2.  This limitation shall not apply in the event of a renewal of a License for a NEURO Store, in which event LICENSEE shall modify the store as necessary to reflect NEURO’s current trade dress and image.

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2.7.3  Notice of New NEUROMANIA Store.  Upon determining that it wishes to open a new store, LICENSEE shall provide NEURO with at least ninety (90) days written notice of such desire.  NEURO shall inform LICENSEE whether it wishes to authorize the location within thirty (30) days of receipt of notice from LICENSEE.  NEURO shall retain sole and absolute discretion regarding the authorization of any new NEUROMANIA Store, and may elect not to authorize a site for any reason including, without limitation, the failure of LICENSEE's operations to meet with NEURO’s continuing operational, financial and legal approval.

2.8.  Purchase of Products.

2.8.1  Neuro-branded proprietary products.   LICENSEE shall purchase from NEURO all branded products sold by the NEUROMANIA Stores.  NEURO will sell each type of the various blends and roasts of such products  to LICENSEE at prices to be determined by NEURO and revised periodically.

2.8.2  Other Products.  LICENSEE may elect to purchase other products, services, and reports from either (a) NEURO, if NEURO has such items available for sale, or (b) other vendors that meet NEURO’s specifications and that have been approved in writing by NEURO, which approval shall not be unreasonably withheld.  The procedures for purchasing from such other vendors are further described in Section 5.9.

2.8.3  Shipment.  All products shall be shipped F.O.B.  NEURO’s dock, Seattle, Washington, or F.O.B.  NEURO’s dock at such other shipping point in the continental United States as NEURO shall determine. Policies with respect to products, returns, and product quality are contained in the Manual.

2.9.  Taxes.  LICENSEE shall pay to NEURO the amount of all sales taxes, real estate taxes, use taxes, personal property taxes, and similar taxes imposed on, or paid on account of, any goods or services furnished by sale, lease, or otherwise by NEURO, and all amounts that NEURO may advance, pay, or become obliged to pay on LICENSEE's behalf for any reason whatsoever except with respect to License Fees and Royalty Fees.

2.10.  Payment of Invoices.  All invoices for products, services, fees, and expenses issued by NEURO are due upon issuance and payable by LICENSEE net forty-two (42) days from the date of issuance except as otherwise provided herein.

ARTICLE 3.0 TERM, RENEWAL

3.1  Term of License.  The License granted in Section 1.1 shall be for a term of ten (10) years for each NEURO Store, subject to the termination rights of the parties as set forth in Article 6 below.  Such term shall begin on the date that such NEURO Store first opens for business. NEURO and LICENSEE acknowledge that, under certain circumstances, the term for a particular site may be longer or shorter than ten years, depending on the terms and conditions of the applicable Occupancy Agreement.

3.2  Renewal.  Without limiting the termination rights accorded the parties in Article 6, NEURO may renew this Agreement for a NEUROMANIA Store for a period of ten (10) years or such longer or shorter renewal term as may be appropriate pursuant to the applicable Occupancy Agreement. If such renewal notice is not given at least ninety (90) days prior to the expiration of the then-existing term for a NEUROMANIA Store, the term for such site shall expire upon its previously established expiration date.  There shall be no License Fee applicable to the renewal of a license.

ARTICLE 4.0 PREOPENING ASSISTANCE AND REQUIREMENTS

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4.1.  Training Programs.  LICENSEE acknowledges that quality control and adherence to the NEURO System are needed to preserve and enhance the value of the NEURO System and the License.  As a condition precedent to LICENSEE's opening the NEUROMANIA Stores to the public, all newly hired and replacement managers of LICENSEE's locations ("Management Employees") shall be subject to NEURO’s reasonable approval and shall successfully complete, to NEURO’s satisfaction, the "Initial Training Program" and the "Advanced Training Program" conducted by NEURO. Employees of LICENSEE having managerial responsibilities at LICENSEE's locations shall have a skill level, training and experience commensurate with the demands of the position, and in keeping with NEURO’s high standards for quality products, courteous service, and cleanliness of operations. Also, each non-management employee of LICENSEE that will work in a NEUROMANIA Store ("Regular Employee") shall, prior to, and as a condition precedent to opening of that NEUROMANIA Store, receive training to NEURO’s satisfaction to the level of NEURO’s Initial Training Program.  Except as provided in Section 2.5 hereof, LICENSEE shall pay training costs and related expenses of each person who attends any such training programs on its behalf.  NEURO shall not be responsible for paying the salaries and expenses of employees of LICENSEE who are attending training programs.

4.2.  Opening Assistance.  NEURO shall furnish to LICENSEE one (1) person experienced in the NEURO System to assist LICENSEE for a minimum period of seven (7) operating days in conjunction with, and prior to, the opening of any NEUROMANIA Store.  If LICENSEE opens more than one NEUROMANIA Store at a campus or other location simultaneously, then NEURO may furnish one person, and the opening assistance periods may run consecutively. NEURO shall use diligent effort to furnish one person per NEUROMANIA Store if LICENSEE opens more than one NEUROMANIA Store simultaneously.

4.3.  Opening Timetable.  LICENSEE shall locate its first NEUROMANIA Store and obtain NEURO’s approval for the location promptly following execution of this Agreement. Initial training for LICENSEE's employees will be scheduled after the execution of this Agreement and completed before the opening date scheduled pursuant to Section 2.7.3 LICENSEE shall commence construction promptly following receipt of approval of a site by NEURO and shall open each NEUROMANIA Store promptly on completing construction.

ARTICLE 5.0 OPERATION OF THE BUSINESS

5.1.  Standards of Performance and Quality.  LICENSEE understands and acknowledges that it is important to NEURO and LICENSEE to develop and maintain high and uniform operating standards, to increase the demand for NEURO’s products and services, and to protect the reputation and goodwill of NEURO.  Without limiting the standards of performance set forth in the Manual, LICENSEE covenants and agrees as follows:

5.1.1.  LICENSEE shall ensure that the operation of each NEUROMANIA Store is at all times under the direct control of a Management Employee.  Each Management Employee shall be solely dedicated to operation of the NEUROMANIA Store to which the person is assigned, provided, that a Management Employee may supervise multiple stores if such stores are located within a geographic area that reasonably allows for such multiple store supervision,NEUROMANIA Store with such area to be approved by NEURO.

5.1.2.  LICENSEE shall operate the NEUROMANIA Stores in accordance with the standards of service, advertising, promotion, management, and cleanliness prescribed by NEURO and on such days and during such hours as LICENSEE may reasonably determine, exercising its judgment as a global provider of food and other managed services; comply with all business policies, practices, and procedures imposed by NEURO; maintain the physical facilities of each NEUROMANIA Store at a "like new" level of cosmetic appearance; sell at the NEUROMANIA Stores only those services and products designated and approved by NEURO; and maintain the interior and exterior of the NEUROMANIA Stores in a sound, clean, and attractive condition.  LICENSEE may, exercising its judgment as a global provider of food and other managed services, reasonably determine what NEURO- approved services and products are to be sold at a NEUROMANIA Store, provided, that LICENSEE shall at all times offer the items included in the catalog established for such store..

5.1.3.  LICENSEE shall obtain and use materials distinctive to the operations of NEUROMANIA Stores  only of the kind now or hereafter marketed or licensed by NEURO in accordance with its specifications.  NEUROMANIA Store

5.1.4.  LICENSEE shall not alter, add to, or delete from any portion of the NEURO System, Trademarks, or NEURO products as licensed hereunder without NEURO’s prior written consent, which NEURO may withhold in its sole and absolute discretion.

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5.1.5.  LICENSEE shall purchase all furniture, fixtures, equipment, supplies, and signage, including replacements, in accordance with NEURO’s specifications, and from suppliers approved by NEURO under Section 5.9.1.

5.1.6.  LICENSEE shall use at all times the methods, materials, and equipment designated by NEURO to serve customers.

5.1.7.  LICENSEE shall maintain at all times an inventory of goods and supplies sufficient to satisfy customer demand.

5.1.8.  LICENSEE shall cause all of its employees, while working at NEUROMANIA Stores, to wear uniforms of such color, design, and other specifications as NEURO may reasonably designate, to present a neat and clean appearance, and to render competent and courteous service to customers. LICENSEE's employees working in the NEUROMANIA Stores shall be dedicated solely to the NEUROMANIA Stores and shall not work at any other business owned or operated by LICENSEE, except where LICENSEE reasonably determines it can provide shifts at other locations with no detrimental effect on the operations of its NEUROMANIA Stores.

5.1.9.  LICENSEE shall operate the NEUROMANIA Stores as a retail business only under the NeuroMama, NeuroMania, and other proprietary brand names without any additional or accompanying words or symbols unless otherwise directed or approved by NEURO in writing, in NEURO’s sole and absolute discretion, subject only to the requirement that such words or symbols be required to be adopted at substantially all other NEUROMANIA Stores.  LICENSEE shall implement all changes in identification required by NEURO within forty-five (45) days after receipt of a notice setting out an alternate Trademark pursuant to Section 5.10.2.

5.1.10.  LICENSEE shall promptly pay when due all trade and supplier accounts, all federal, state, and local taxes (including, but not limited to, income, business and occupation, gross receipts, sales, use, property, and excise taxes), lease payments, and indebtedness of any kind incurred by LICENSEE in the operation of the NEUROMANIA Stores, unless LICENSEE in good faith, contests any such payment.

5.1.11.  LICENSEE shall secure, maintain in force, and, on reasonable notice, give reasonable evidence (or access) to NEURO on request of all business licenses, permits, registrations, and certificates legally required to operate the NEUROMANIA Stores and shall comply with all applicable laws, ordinances, and regulations.

5.1.12.  LICENSEE shall faithfully observe and timely perform all covenants to be observed and performed by it pursuant to the Occupancy Agreements for the locations for its NEUROMANIA Stores.

5.1.13.  LICENSEE shall not, without the prior consent of NEURO, knowingly employ or seek to employ any person who is at the time employed by NEURO or operating a business under license from NEURO, or otherwise directly or indirectly induce any such person to leave his or her employment.  NEURO shall give LICENSEE notice as promptly as is practicable of any situation in which it appears LICENSEE may breach, or has breached, this Section 5.1.13.

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5.1.14.  LICENSEE shall pay a compensation rate specified by NEURO and out-of-pocket expenses including, but not limited to, transportation, lodging, and food, of any agent or employee of NEURO who works at any of LICENSEE's NEUROMANIA Stores and performs services that would otherwise be performed by an employee of LICENSEE (whether a Management Employee or a Regular Employee).

5.1.15.  LICENSEE shall replace items of equipment that are obsolete or otherwise mechanically impaired to the extent they require replacement, or as NEURO may reasonably require.

5.1.16.  Except for participation in NEURO’s wholesale programs or as otherwise specifically authorized by NEURO, LICENSEE shall sell no products supplied by NEURO outside of the NEUROMANIA Stores nor to any customer for the purpose of resale by the customer, and all sales by LICENSEE shall be for retail purchase only.

5.1.17.  LICENSEE shall notify NEURO in writing within ten (10) days after LICENSEE receives actual notice of the commencement of any action, suit, or other proceeding, or the issuance of any order, writ, injunction, award, or other decree of any court, agency, or other governmental instrumentality that pertains to the NEUROMANIA Stores or that may adversely affect LICENSEE's operation of the NEUROMANIA Stores or ability to meet its obligations hereunder, of such proceeding or decree.

5.1.18  LICENSEE shall utilize sales forms and marketing material provided and approved by NEURO to process sales of advertising on Neuromama.com.

5.1.19  LICENSEE shall utilize sales forms and marketing material for integration of companies to the retail platform NeuroZone.

5.2.  Inspection.  LICENSEE agrees to permit representatives of NEURO to inspect LICENSEE's business locations and operating methods during normal business hours to determine the condition of the NEUROMANIA Stores and LICENSEE's compliance with this Agreement.  NEURO acknowledges that in certain instances, access to a NEUROMANIA Store may be subject to the consent of the LICENSEE client, and that such client may refuse to grant consent.  LICENSEE shall use diligent efforts to obtain such client's consent to access by NEURO.

5.3.  Prices.

LICENSEE agrees that prices will be provided by NEURO in prior to  Commencement Date, and revised by NEURO from time to time.

5.4.  Employee Training.

5.4.1.  NEURO and LICENSEE agree that it is desirable for the benefit and promotion of the NEURO System to use uniform product preparation methods and employ approved products, ingredients, and techniques.  LICENSEE therefore agrees that each Management Employee must be fully trained by NEURO in its Initial Training Program and Advanced Training Program prior to beginning work as a manager in any NEUROMANIA Store and each Regular Employee must be trained up to the level of training in NEURO’s Initial Training Program either by a fully trained Management Employee or by attending NEURO’s Initial Training Program.  The Manual shall contain current charges payable by LICENSEE for any such training performed by NEURO if requested by LICENSEE or required hereunder and not covered by Section 2.5. Notwithstanding any training provided by NEURO, NEURO has no responsibility for the quality of any products provided by LICENSEE to its customers except for beans and other products manufactured by NEURO and provided to LICENSEE.

5.4.2.  Pursuant to Sections 2.5 and 4.1, NEURO shall provide the initial training of LICENSEE's initial staff at LICENSEE's NEUROMANIA Stores.  NEURO shall also bear the costs of any other training requested by NEURO.

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LICENSEE shall bear the direct costs and fees associated with any training requested by LICENSEE or required hereunder. LICENSEE shall pay the costs and expenses of each person who attends any NEURO training program on its behalf. NEURO shall not be responsible for any such expenses, or for any salary or salary-related expenses of any of LICENSEE's employees during attendance at training.

5.5.  Advertising.

5.5.1.  All advertising for its NEUROMANIA Stores conducted by LICENSEE must be dignified and must conform to the highest ethical advertising standards and to policies prescribed by NEURO.  All advertising, promotional, or marketing plans and materials that LICENSEE uses shall be developed by NEURO or shall be approved (except with respect to prices charged) in writing by NEURO before use.  LICENSEE shall use any advertising schemes or promotional materials developed by NEURO only with NEURO’s approval.  Any advertising or promotional material submitted by LICENSEE for NEURO’s approval, which is not rejected within thirty (30) days after NEURO receipt thereof, shall be deemed approved.

5.5.2.  LICENSEE agrees to keep visible to customers at its NEUROMANIA Stores at all times a display, a counter card, a supply of catalogs, or such other items promoting NEURO’s search engine and online retail platforms as NEURO may reasonably designate.

5.6.  Insurance.

5.6.1.  At all times during the term of this Agreement, LICENSEE shall keep in effect such insurance (including, but not limited to, course of construction insurance, fire and extended coverage insurance on the real property, equipment, leasehold improvements and stock at the NEUROMANIA Stores, business interruption insurance, rental insurance, and workers' compensation insurance) as may be required by the terms of Occupancy Agreements covering LICENSEE's NEUROMANIA Stores' premises, such insurance as may be required by law, comprehensive general liability insurance (including products and completed operations), and personal injury at a minimum limit of liability of $3,000,000.  All policies shall name NEURO as an additional insured as appropriate, and shall provide that NEURO shall receive thirty (30) days' prior written notice of termination, expiration or cancellation of any such policy.  All policies shall be written with insurers with a rating  reasonably acceptable to NEURO and each insurer shall be licensed to do business in the jurisdiction in which the applicable NEUROMANIA Store is located.

5.6.2.  On the execution hereof, LICENSEE shall provide NEURO with an insurance certificate evidencing the coverages required by this Section 5.6.  Thereafter, LICENSEE, shall submit to NEURO an insurance certificate evidencing the coverages required by this Section 5.6, at any time and from time to time, within  thirty (30) days after a request therefor from NEURO, and LICENSEE shall submit to NEURO annually evidence of the renewal or extension of each insurance policy.

5.7  Procurement of Insurance.  If LICENSEE at any time fails to maintain in effect any insurance coverage required by NEURO or to furnish satisfactory evidence thereof, NEURO in addition to its other rights and remedies under this Agreement at law or in equity, may, but need not, obtain such insurance coverage on behalf of LICENSEE, and LICENSEE shall promptly execute any applications or other forms or instruments required to obtain any such insurance and pay to NEURO on demand any premiums and any expenses of procurement incurred by NEURO.

5.8.  Signs.  LICENSEE shall pay all costs of signage, and shall only use signs in connection with its NEUROMANIA Stores that NEURO has approved in writing.  LICENSEE shall, at all times, maintain and display signs reflecting the current image of the NEURO System, which shall be the color, size, design, and materials specified by NEURO, in the locations specified by NEURO, and subject to the approval of the governing body that controls the site on which the NEUROMANIA Store is located, if required by LICENSEE's Occupancy Agreement.

LICENSEE agrees that it shall not use any handwritten signs.  On receipt of notice by NEURO of a requirement to alter any existing sign on its premises, LICENSEE will at its cost make the required changes within forty-five (45) days, subject to the approval of the applicable governing body for the location of the NEUROMANIA Store if required.  LICENSEE shall not place or allow to be placed additional signs or posters on its premises without the written consent of NEURO.

5.9.  Purchases From NEURO and Approved Suppliers.

5.9.1.  To promote the uniformity and quality of the NEURO System, LICENSEE shall purchase all coffee from NEURO and all goods, products, and supplies used in or sold from the NEUROMANIA Stores' only from NEURO or from suppliers designated or approved in writing by NEURO, acting in its sole and absolute discretion.  In considering its approval, NEURO may require LICENSEE to submit samples or specifications of any goods or supplies from a proposed supplier to NEURO or to any other person for testing and LICENSEE shall bear any cost of such testing. NEURO will notify LICENSEE of the grant or denial of such approval or of NEURO’s need for additional information or samples within thirty (30) days of the submission of specifications or samples.  All products supplies purchased from NEURO shall be purchased in accordance with the order format issued from time to time by NEURO, the current form of which shall be set forth in the Manual.

5.9.2.  NEURO may change the prices, delivery terms and other terms relating to its sale of goods, products and supplies to LICENSEEon thirty days' notice.  NEURO, in its sole discretion, may discontinue the sale of any product at any time if in NEURO’s sole judgment its continued sale becomes unfeasible, unprofitable, or otherwise undesirable.

5.9.3.  NEURO shall not be liable to LICENSEE for unavailability of, or delay in shipment or receipt of, merchandise because of temporary product shortages, order backlogs, production difficulties, delays, unavailability of transportation, fire, strikes, work stoppages, or other causes beyond the reasonable control of NEURO.

5.9.4.  NEURO may act as a manufacturer or wholesaler of goods, products, and/or supplies purchased by LICENSEE and shall be entitled to a reasonable return comparable to other wholesalers or other manufacturers for similar items in the marketplace.  LICENSEE agrees to the wholesale price as set forth in NEURO’s wholesale catalog, on all goods, products, and supplies purchased from NEURO.

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5.9.5.  On the termination of this Agreement, NEURO shall not be obliged to fill or ship any orders then pending or made any time thereafter by LICENSEE.

5.10.  Trademarks.

5.10.1.  LICENSEE acknowledges that NEURO owns the Trademarks and LICENSEE agrees that it shall use only the Trademarks in the operation of the NEUROMANIA Stores and no other trade name or trademark and shall use the Trademarks only for the term of this Agreement.  LICENSEE may also use the Trademarks for presentations for business opportunities that it reasonably believes will lead to the development of more NEUROMANIA Stores.

5.10.2.  NEURO expressly reserves the right to change the Trademarks or substitute any other trade name, trademark, service name, or service mark at any time; provided that such change or substitution is made effective for substantially all of retail stores operated or owned by NEURO directly.  If NEURO makes such a change, each new mark or name shall be a "Trademark" for purposes of this Agreement and shall replace the appropriate discontinued mark or name used in this Agreement.

5.10.3.  LICENSEE agrees that it will not use or display any Trademark or any variation thereof other than in strict conformity with NEURO’s specifications and the provisions of this Agreement, that LICENSEE has no right to license any person to use any Trademark, and that LICENSEE shall not use any Trademark or any phonetically or visually similar name or mark or any combination thereof in any trading name of any corporation, partnership, or other organization or business without NEURO’s express written consent, which may be withheld in NEURO’s sole and absolute discretion. Neither during nor after the term of this Agreement shall LICENSEE take any action that does or may adversely affect the goodwill associated with the Trademarks.

5.10.4.  LICENSEE shall not imprint or authorize any person to imprint any Trademark on any product without the express written approval of NEURO.  LICENSEE shall not use the Trademarks in connection with any offering of securities or any request for credit without the prior express written approval of NEURO.  NEURO may withhold or condition any approval related to the Trademarks, including those described in this Section, in its sole and absolute discretion.

5.10.5.  If LICENSEE learns of the use of the name "NEUROMAMA", “NEUROMANIA”, “NEUROZONE”, “NEUROPHONE”, “NEUROPAD”, or any other Trademark, or any phonetically or visually similar name or mark by another, LICENSEE shall promptly inform NEURO.  If another person claims that LICENSEE's use of a Trademark infringes upon the rights of such other person, LICENSEE shall promptly notify NEURO. NEURO shall wholly control any litigation with respect to any Trademark, shall be solely responsible for all of its attorneys' fees associated with such litigation, and shall be entitled to all damages awarded based on infringement of any Trademark.  NEURO shall indemnify and hold LICENSEE and its affiliates harmless from and against any claim, liability or other obligation arising out of LICENSEE's use of the Trademarks or other intellectual property provided to LICENSEE by NEURO.

5.10.6.  If NEURO changes any Trademark, LICENSEE agrees to comply with the change within forty-five (45) days after notice thereof by NEURO, at LICENSEE's expense.

5.10.7.  LICENSEE acknowledges and recognizes NEURO’s exclusive ownership of the Trademarks and the validity of the Trademarks, and agrees that its use of the Trademarks inures to the benefit of NEURO.  LICENSEE agrees not to contest or assist anyone in contesting at any time during or after the term of this Agreement, in any manner, the validity of any Trademark or its registration, and LICENSEE further agrees to maintain the integrity of the Trademarks and to prevent their dilution.  LICENSEE agrees that nothing in this Agreement shall grant LICENSEE any right, title, or interest in the Trademarks.

5. 10.8.  NEURO makes no representation or warranty about the rights of NEURO or LICENSEE to use the Trademarks.

5.11.  Confidential Information.

5.11.1.  LICENSEE has or will have knowledge concerning the NEURO System and other confidential matters necessary or useful to the successful development of NEUROMANIA Stores, such as NEURO’s plans, strategy, costing, prospects, and potential locations (the "Confidential Information).  Any and all information pertaining to the NEURO System and that is identified in writing as confidential, either through a stamp on such information or through specific identification of such information as confidential in other written communication, including all information in the Manual, except information that is or has become a part of the public domain through publication or communication by others, or that LICENSEE can show was already in LICENSEE's possession before receipt from NEURO, shall be "Confidential Information" for purposes of this Agreement. LICENSEE acknowledges that the Confidential Information is confidential, proprietary information, and a trade secret. Any financial, operating, statistical, customer, marketing or similar information supplied by LICENSEE to NEURO or compiled by NEURO or its auditors or other agents, directly related to LICENSEE's operations, including without limitation, any client or customer lists, and that is identified in writing as confidential, either through a stamp on such information or through specific identification of such information as confidential in other written communication (the "LICENSEE Information") is confidential, proprietary and constitutes a trade secret owned solely by LICENSEE.  NEURO shall not disclose any LICENSEE Information to any third party (except to the extent permitted in Section 5.12.2), and shall not use the LICENSEE Information for any purpose other than fulfilling the terms of this Agreement, without the prior written consent of LICENSEE.

5.11.2.  LICENSEE hereby covenants to treat as confidential at all times the Confidential Information and to use all reasonable efforts to keep such information confidential. LICENSEE acknowledges that the unauthorized use or disclosure of such Confidential Information will cause incalculable and irreparable injury to NEURO.  LICENSEE accordingly agrees that it shall not at any time during or after the term of this Agreement disclose or use or permit the use (except as may be required by applicable law or authorized by this Agreement) of the Confidential Information, in whole or in part, or otherwise make the same available to any unauthorized person or source without NEURO’s prior written consent.

5.11.3.  LICENSEE shall grant access to the Confidential Information to its employees only on a need-to-know basis, and shall, to the extent permitted by law, require all of its Management Employees to enter into a written confidentiality and noncompetition agreement, prohibiting them during the term of their employment or thereafter from communicating, divulging, or using for the benefit of anyone, any Confidential Information that they may acquire during their employment with LICENSEE at the NEUROMANIA Stores.

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5.11.4.  If LICENSEE has any reason to believe that any Management Employee has violated the provisions of the confidentiality and noncompetition agreement, LICENSEE shall promptly notify NEURO and shall cooperate with NEURO to protect NEURO against infringement or other unlawful use including, but not limited to, the prosecution of any lawsuits if, in the reasonable judgment of NEURO, such action is necessary or advisable.

5.11.5.  In view of the importance of the Trademarks and the Confidential Information to NEURO, and the importance of the LICENSEE Information to LICENSEE and the incalculable and irreparable harm that would result to either party if the other party were to breach its covenants and agreements in connection with these matters, the parties agree that NEURO may seek specific performance and/or injunctive relief to enforce the covenants and agreements in this Agreement, in addition to any other relief to which NEURO may be entitled at law or in equity, and that LICENSEE may seek specific performance and/or injunctive relief, in addition to other legal or equitable remedies, to enforce the covenants and agreements in this Section 5.11.

5.11.6.  LICENSEE shall not disclose the substance of this Agreement to any third party except as necessary to inform entities from which it is seeking Occupancy Agreements or entities which are parties to Occupancy Agreements in order to obtain renewals of, or avoid terminations of, such Occupancy Agreements or as necessary to obtain any governmental permits, licenses, approvals, etc., or to the extent required by the lawful order of any court of competent jurisdiction or federal, state, or local agency having jurisdiction over LICENSEE, provided that LICENSEE shall give NEURO prior notice of such disclosure.  The parties agree to cooperate on press releases and other public communications and to coordinate any public announcements concerning this Agreement.

5.12.  Accounting, Reports, and Records.

5.12.1.  LICENSEE shall prepare, and keep for a period of not less than three (3) years following the end of each of its fiscal years, adequate books and records showing inventories and receipts of all inventory, daily receipts in, at, or from the NEUROMANIA Stores, applicable sales tax returns (if any), all pertinent original serially numbered sales slips and cash register records, and such other sales records as may be reasonably required by NEURO from time to time to verify Gross Revenue reported by LICENSEE to NEURO, in a form suitable for an audit of its records by an authorized auditor or agent of NEURO.  Such information shall be broken down by categories of product where possible.  LICENSEE shall permit NEURO or its duly authorized auditor or agent to inspect, audit, examine and make copies from LICENSEE's books and accounting records for the NEUROMANIA Stores at any reasonable time during normal business hours.

5.12.2  LICENSEE shall submit reports of Gross Revenue for the NEUROMANIA Stores to NEURO for each calendar month or at such intervals as NEURO may reasonably require.  NEURO agrees that this information is  LICENSEE Information, and shall be treated as provided in Section 5.11(except to the extent that applicable law requires disclosure or that NEURO uses it to prepare reports detailing average sales and income and similar statistics). NEURO may require that LICENSEE connect each of its NEUROMANIA Stores to NEURO’s point-of-sale system at NEURO’s cost or otherwise give daily reports of sales to NEURO.  NEURO may require LICENSEE to submit annual reports of Gross Revenue for the NEUROMANIA Stores prepared at LICENSEE's expense and reviewed and approved by LICENSEE's internal audit staff.  NEURO also has the right to have an independent audit made of the books of LICENSEE's NEUROMANIA Stores at any time.  If an audit reveals that any Gross Revenues have been understated in any report to NEURO, then LICENSEE shall pay NEURO the Royalty due on the understated Gross Revenues immediately on demand, together with interest at the prime rate as announced from time to time by Seattle First National Bank plus two percent (2%) or, if less, the maximum rate permitted by law.  In addition, if an audit reveals that Gross Revenues were understated by two percent (2%) or more during the period audited, LICENSEE shall reimburse NEURO for all costs and expenses incurred in connection with the audit.  The foregoing remedies shall be in addition to any other remedies available to NEURO.  In addition, if an audit reveals that Gross Revenues were understated by two percent (2%) or more during the period audited, LICENSEE shall pay an amount equal to three (3) times the difference between the amount originally stated by LICENSEE, and the amount owed as provided by reasonable and consistent calculation as a result of the audit for the fiscal periods under review of said audit.

5.12.3  Online reports by NEURO.  NEURO shall make available all activity on Neuromama.com from sales of advertising for the customers associated with LICENSEE from the Trade Area, and shall make available all activity related to online sales on NeuroZone for all customers associated with LICENSEE from the Trade Area.

5.13.  Promotional Programs.  LICENSEE shall honor all coupons, discounts, and similar promotions provided by NEURO for use at its stores generally that are presented by LICENSEE's customers.  NEURO shall reimburse LICENSEE for any direct costs incurred by LICENSEE thereby.  NEURO shall have no obligation to reimburse LICENSEE for coupons, discounts, and similar promotions if (i) promoted or undertaken for LICENSEE's NEUROMANIA Stores but not for NEUROMANIA Stores generally, or (ii) if LICENSEE has delayed more than 60 days in submitting reimbursement requests for such coupons, discounts and promotions pursuant to the above.

5.14.  Customer Lists.  LICENSEE shall use reasonable efforts to secure the names and addresses of its customers at NEUROMANIA Stores and  shall allow such LICENSEE information to be used by NEURO.  This obligation shall not require LICENSEE to solicit such customer information outside the boundaries of the NEUROMANIA Stores.

5.15.  Indemnification.  LICENSEE hereby agrees to indemnify and hold harmless NEURO, its officers, directors, shareholders, employees, and agents and each of them, in their corporate and individual capacities, from any liability or damage any of them may incur, including reasonable attorneys fees, as a result of claims, demands, costs, or judgments of any kind or nature, by anyone whomsoever, for bodily injury or property damage arising out of or otherwise connected with LICENSEE's negligent performance or actions with respect to this Agreement, the License, the Trademarks, the Confidential Information, the ownership, maintenance, or operation of the NEUROMANIA Stores, or any act of omission or commission by LICENSEE or its officers, directors, shareholders, partners, employees, or agents, except to the extent such liability or damage is due to the negligence or fault of NEURO.  LICENSEE's obligations to indemnify and the rights of NEURO and its officers, directors, shareholders, employees and agents,  to indemnification under this Section shall survive termination or expiration of this Agreement.  NEURO shall give LICENSEE prompt notice of any claim for which NEURO demands indemnity, shall cooperate with LICENSEE in the defense of such claim, and hereby grants to LICENSEE full right and power to direct, manage, control and settle the litigation of such claim.  The absence of any indemnity obligation of NEURO (other than that set forth in Section 5.10) shall not be, or be construed to be, a bar to LICENSEE's action for such indemnity for claims, including without limitation, those claims excepted out of LICENSEE's indemnity obligation in this Section 5.15.

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ARTICLE 6.0 TERMINATION; TRANSFERS

6.1.  Termination; Default.

6.l.1.  The License may be terminated at any time by mutual agreement of LICENSEE and NEURO.

6.1.2.  Either LICENSEE or NEURO may terminate this  License and Agreement for convenience at any time, either  with respect to one or more particular NEUROMANIA Stores or  with respect to the entire Agreement, on thirty (30) days'  written notice.

6.1.3.  NEURO may terminate this Agreement due to  default by LICENSEE by written notice to LICENSEE at any  time before its expiration on any of the following  grounds:

6.1.3.1.  LICENSEE's failure to pay NEURO any sums due and owing NEURO under this Agreement within fifteen (15) days after receipt of written notice of default.

6.1.3.2.  LICENSEE's failure to comply with the Trademark provisions of this Agreement within fifteen (15) days after receipt from NEURO of notice of default.

6.1.3.3.  By giving LICENSEE not less than thirty (30) days' prior written notice of termination (or such longer notice as may be required by applicable law) on the failure of LICENSEE to comply with any other terms required to be observed by LICENSEE under this Agreement or any other agreement between NEURO and LICENSEE, or on any grounds that are a basis for termination of the License under applicable law and, in the case of any default capable of being cured, failure to cure such default within fifteen (15) days after receipt of written notice of default.

6.1.3.4.  With respect to a particular NEUROMANIA Store, on the fourth default by LICENSEE at such store within any 12- month period, after three such defaults at such store of which LICENSEE was given notice and an opportunity to cure, regardless of whether previous defaults were cured, and without affording LICENSEE any additional time to cure such default.

6.1.3.5.  With respect to a particular site, on not less than thirty (30) days' prior written notice on the occurrence of any one or more of the following events: a condemnation or transfer in lieu of condemnation, or the withdrawal of permission from the applicable Lessor that results in LICENSEE's inability to continue operation of any NEUROMANIA Store; casualty damage to a NEUROMANIA Store that cannot reasonably be repaired or replaced within thirty (30) days; or closing of a NEUROMANIA Store required by law if such closing was not the result of a violation by NEURO, provided that in any such case, the termination shall apply only to the affected NEUROMANIA Store.

6.1.3.6.  LICENSEE's filing of a voluntary petition in bankruptcy or any pleading seeking any reorganization, liquidation, or dissolution under any law, or LICENSEE's admission or failure to contest the material allegations of any such pleading filed against it, the entry of an order for relief against LICENSEE under the Bankruptcy Code, the adjudication of LICENSEE as insolvent, the appointment of a receiver for a substantial part of the assets of LICENSEE or its NEUROMANIA Stores, the abatement of the claims of creditors of LICENSEE or the NEUROMANIA Stores under any law, or the making of an assignment for the benefit of creditors, or similar disposition of the assets of the NEUROMANIA Stores.

6.1.3.7.  LICENSEE's participation in fraud or criminal misconduct relating to operation of the NEUROMANIA Stores or if LICENSEE or any of its officers, directors, or key employees is convicted of or pleads guilty or nolo contendere to a charge of any felony, or any law, the violation of which will adversely affect the NEUROMANIA Stores, the Trademarks, any Confidential Information, or the reputation of NEURO or LICENSEE.

6.1.3.8.  LICENSEE's assignment, transfer, or attempt to assign or transfer: (i) the NEUROMANIA Stores, License Agreement, or LICENSEE in whole or in part or (ii) any portion of the premises upon which any NEUROMANIA Store is located, in a manner inconsistent with the provisions of Section 6.5 and 6.6 of this Agreement.

6.1.3.9.  LICENSEE's failure to have its employees complete successfully and timely the Initial Training Program.

6.1.3.10.  LICENSEE's submission to NEURO on three or more separate occasions for the same NEUROMANIA Store at any time during the term of the License a periodic report, financial statement, tax return or schedule, or other information that understates the Gross Revenues of the NEUROMANIA Stores for any period by more than two percent (2%).

6.1.3.11.  LICENSEE's unauthorized use, disclosure, or duplication of the Confidential Information.

6.1.3.12.  LICENSEE's surrender or transfer of control of any NEUROMANIA Stores without NEURO’s written consent.

6.1.4.  Termination shall be without prejudice to any other rights or remedies that NEURO or LICENSEE, as the case may be, shall have in law or in equity.

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6.1.5  NEURO, without waiving any rights it may have pursuant to this Section 6.1, and in its sole discretion, may elect not to terminate a License as a result of a default.  In the event a default occurs, NEURO  may elect to give written notification (a "Notice of Noncompliance") to LICENSEE that a NEUROMANIA Store (or more than one NEUROMANIA Store, if applicable), is not in compliance with the terms and conditions of this Agreement. Such Notice of Noncompliance shall state a period for LICENSEE to cure the noncompliance, which shall be a period not less than thirty (30) days.  For a period of six months from and after the date of such Notice of Noncompliance, LICENSEE shall reimburse NEURO for reasonable costs that NEURO incurs with respect to the NEUROMANIA Store(s) identified in such notice, including without limitation the costs of any audit or inspection of such store(s) in excess of NEURO’s normal audit program applied to all NEUROMANIA stores, any mystery shopping for such store during such six month period in excess of NEURO’s normal mystery shopping program applied to all NEUROMANIA Stores, additional training that NEURO determines is required to bring the store up to NEURO standards, and any personnel costs incurred by NEURO at the store site to ensure the proper management and operation of such store(s).  Nothing in this section shall limit NEURO’s termination rights as otherwise set forth in this Agreement, which NEURO reserves the right to exercise at any time.

6.1.6  LICENSEE may terminate this Agreement due to a default by NEURO, which is not cured by NEURO within thirty (30) days after NEURO receipt of such notice, upon written notice to NEURO, provided, that if the default is such that it cannot be reasonably cured within such thirty-day period, NEURO shall not be deemed in default if it commences to cure such default within thirty days and diligently prosecutes such cure to completion.

6.2.  LICENSEE's Obligations Upon Termination, Expiration or Nonrenewal.  On termination, expiration or nonrenewal of this Agreement for any reason, with respect to each NEUROMANIA Store, LICENSEE agrees as follows:

6.2.1.  LICENSEE shall immediately pay all sums due and owing to NEURO, including any reasonable expenses incurred by NEURO in obtaining injunctive relief for the enforcement of this Agreement.

6.2.2.  LICENSEE shall immediately cease to operate the NEUROMANIA Stores, and shall not thereafter, directly or indirectly, hold any of its locations out as a NEUROMANIA Store.

6.2.3.  LICENSEE shall immediately cease using all of the Confidential Information, the Trademarks, and any confusingly similar names, marks, systems, insignia, symbols, or other rights, procedures, and methods.  LICENSEE shall deliver all goods and materials containing the Trademarks to NEURO and NEURO shall have the sole and exclusive use of any items containing the Trademarks. LICENSEE shall immediately make any specified changes to its location as NEURO may reasonably require for this purpose, which shall include, but not be limited to, removal of the signs, custom decorations, and promotional materials.

6.2.4.  LICENSEE shall immediately cease representing itself as then or formerly a licensee or other affiliate of NEURO.

6.2.5.  LICENSEE shall immediately return the Manual and all written materials incorporating Confidential Information and any copies thereof to NEURO.

6.2.6.  LICENSEE shall immediately cancel all assumed name or equivalent registrations relating to its use of any Trademark, notify the telephone company and all listing agencies of the termination or expiration of LICENSEE's right to use any telephone number and any classified or other telephone directory listings associated with its NEUROMANIA Stores, and authorize their transfer to NEURO.

6.2.7  If NEURO so elects, at its sole option, upon any termination or expiration of this Agreement, LICENSEE will sell to NEURO such equipment and furnishings as NEURO may designate that are associated with the NEUROMANIA Store (other than product and inventory, which shall be handled in accordance with Section 6.3) at its net book value, using a 5-year amortization period.

6.2.8. Lifetime Royalty at Termination.  Unless Termination is for cause, and if for cause, then at NEURO’s sole discretion, the 2% royalty paid to LICENSEE from online sales on NeuroZone will continue to be paid to LICENSEE as agreed as long as sales are positive on a monthly basis.  If Termination is not for cause, NEURO will honor the royalty provisions of this Agreement and lifetime payment to LICENSEE.

6.3.  Product, Inventory, and De-identification.

6.3.1  If NEURO terminates this Agreement with respect to any or all NEUROMANIA Stores for convenience, or if LICENSEE terminates this Agreement with respect to any or all NEUROMANIA Stores due to a default by NEURO, NEURO shall repurchase all unused, but usable, product and supplies inventory at the terminated NEUROMANIA Store(s) at LICENSEE's cost for such product and supplies inventory.  In such event, NEURO shall bear the expense of de- identifying the NEUROMANIA Store(s) subject to such termination.  If the termination is partial, and if NEURO so permits, LICENSEE shall use its best efforts to use the inventory at other NEUROMANIA Stores to reduce the amount NEURO would pay pursuant to this Section. NEURO shall have no other payment obligations to LICENSEE, and LICENSEE specifically waives any and all claims to be paid for equipment, furnishings, fixtures, personalized materials not usable by NEURO, or the goodwill associated with the terminated NEUROMANIA Store(s). NEURO may offset against its obligations pursuant to this Section any amounts owed by LICENSEE to NEURO.

6.3.2  If LICENSEE terminates this Agreement with respect to any or all NEUROMANIA Stores for convenience, or if NEURO terminates this Agreement with respect to any or all NEUROMANIA Stores due to a default by LICENSEE, LICENSEE shall not receive any compensation for any remaining product and supplies inventory at the terminated NEUROMANIA Store(s). Upon NEURO’s request and at LICENSEE's expense, LICENSEE shall return any remaining product and supplies inventory to a location designated by NEURO.  In such event, LICENSEE shall also bear the expense of de-identifying the NEUROMANIA Store(s) subject to such termination.  If the termination is partial, and provided there is no adverse effect on the quality of products sold, NEURO shall permit LICENSEE to use such inventory at other NEUROMANIA Stores to reduce the expense of returning such inventory to NEURO.

6.3.3  Upon any termination or expiration, each NEUROMANIA Store shall be de-identified to the standard set forth in the Manual, or, if no standard is included in the Manual, to such standards as NEURO may then have in effect for its company-owned operations.  Upon any termination or expiration of this Agreement, NEURO shall return all LICENSEE Information and copies thereof, to LICENSEE

6.4.  Transferability of Interest.

6.4.1.  LICENSEE may not sell, assign, or transfer its interest in this Agreement, including transfers for security, without NEURO’s prior written approval, which NEURO may withhold in its sole and absolute discretion, and any attempt or purported assignment or transfer shall constitute a breach of this Agreement and be void and shall be cause for termination.

6.4.2.  Without limiting NEURO’s discretion to approve any assignment of this Agreement or the License for security, LICENSEE shall grant no security interest in this Agreement, the License, the NEUROMANIA Stores, or any of its assets at a NEUROMANIA Store unless the secured party agrees that it shall give NEURO prior notice of any attempt to foreclose on its security interest, NEURO shall have the right and option to be substituted as obligee to the secured party, and NEURO shall have the right to cure any default of LICENSEE.

6.4.3.  NEURO has the right to disapprove, in its sole discretion, of any person or entity or any transaction that would change the actual, legal, or effective control of the License or the NEUROMANIA Stores upon a sale, transfer, or change of ownership of LICENSEE, the License, or the NEUROMANIA Stores.  Without limiting the foregoing, NEURO may disapprove an assignment, sale, or transfer of this Agreement, the License, or the NEUROMANIA Stores by LICENSEE or its owners unless:

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6.4.3.1.  The assignment or transfer complies with all applicable laws and regulations, all obligations of LICENSEE created by this Agreement, and any other agreement between NEURO and LICENSEE, and the relationships created hereunder are assumed by the transferee, provided however, that such assumption shall not relieve LICENSEE of any such obligations;

6.4.3.2.  All debts of LICENSEE to NEURO are paid;

6.4.3.3.  LICENSEE is not in default under this Agreement or any other related agreement;

6.4.3.4.  The transferee and its Management and Regular Employees satisfactorily complete the training required of new licensees on NEURO’s then current terms before the transfer;

6.4.3.5.  LICENSEE reasonably satisfies NEURO that the transferee meets all requirements of NEURO for new LICENSEE's, including, but not limited to, experience, skill, aptitude, good reputation and character, business acumen, financial strength, and other business conditions;

6.4.3.6.  LICENSEE or transferee pays to NEURO Five Thousand Dollars($5,000) for each NEUROMANIA Store for transferee's initial training, and NEURO’s internal and out-of-pocket costs associated with acting on the transfer request, including without limitation all of NEURO’s costs and attorneys' fees associated with the transfer; and

6.4.3.7.  There shall not be any suit, action, or proceeding pending, or to the knowledge of LICENSEE any suit, action, or proceeding threatened, against LICENSEE with respect to the NEUROMANIA Stores.

6.4.5.  Any consent to assignment or transfer shall be without prejudice to NEURO’s rights against LICENSEE hereunder or to any right (including right of indemnity), remedy, or relief vested in or to which NEURO may be entitled by reason of the default, breach, or nonobservance of any covenant, term, or condition that occurred before the sale or assignment.  Without limiting the foregoing, it is expressly understood and agreed that NEURO’s consent to an assignment of this Agreement or transfer of the License shall not waive: (i) any payment or other duty owed by LICENSEE to NEURO under this Agreement before such assignment or transfer; or (ii) LICENSEE's duty of indemnification and defense as set forth in Section 5.15 hereof, whether before or after such assignment or transfer, or (iii) the obligation to obtain NEURO’s consent to any subsequent transfer.

6.4.6.  LICENSEE shall not assign this Agreement as security for the payment of any obligation that may arise by reason of such sale or assignment.

6.5.  Noncompetition.

6.5.1.  During the term of this Agreement and for a period of three (3) years following its termination, LICENSEE shall not without first obtaining NEURO’s written consent solicit or contact personnel of NEURO or its related or affiliated companies in an attempt to hire or employ said personnel.

6.5.2.  During the term of this Agreement, within the Trade Area of a licensed NEUROMANIA Store, LICENSEE shall not, except as authorized under the License or any additional or successor license granted by NEURO, or as consented to by NEURO in writing, have any interest, direct or indirect, in the ownership or operation of, nor grant any rights of operation to, any retailer for any product other than NEURO

6.5.3.  At no time during or after the terms of this Agreement shall LICENSEE:

6.5.3.1  Commit any act that adversely affects the NEUROMANIA Stores, the Trademarks, or the Confidential Information; or

6.5.3.2  Except as authorized under the License or any additional or successor license granted by NEURO, use, in connection with the operation of any business wherever located, the NEURO System, any Trademarks, or the Confidential Information, or cause or permit any such business to imitate the NEURO System or to be operated in a manner tending to have such effect.

6.5.4.  The parties agree that (i) if any provision of this Section 6.5 is held to be invalid or unenforceable, the remaining provisions shall continue to be valid and enforceable as though the invalid or unenforceable part had not been included, and (ii) if any geographical area or term or period of this Section 6.5 is held to be invalid or unenforceable, such geographical area or term or period shall be valid and enforceable over a reasonable geographical area or a reasonable term or period of time.

6.5.5.  LICENSEE agrees that, if it goes into a business pursuant to which it offers, by mail order, products available from NEURO, it will provide NEURO a reasonable opportunity to participate in such program.

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ARTICLE 7.0 MISCELLANEOUS

7.1.  Governing Law. This License Agreement will be governed by and construed in accordance with the laws of the Permanent Court of Arbitration, located at Peace Palace, Carnegieplein 2, 2517 KJ The Hague, The Netherlands, T:+31 70 302 4165, F:+31 70 302 4167, e-Mail: bureau@pca-cpa.org. Both parties and the individual signing this License Agreement  agree to submit to the jurisdiction of such court.

 7.1.1. Waiver of Jury.  With respect to any dispute arising under or in connection with this License Agreement or any related agreements, as to which no party invokes the right to arbitration herein-above provided, or as which legal action nevertheless occurs. Each party hereby irrevocable waives all rights it may have to demand a jury trial.  This waiver is knowingly, intentionally, and voluntarily made by NEURO LICENSEE, and each acknowledges that none of the other parties nor any person acting on behalf of the other parties has made any representation of fact to induce this waiver of trial by jury or in any way to modify or nullify its effect. NEURO and LICENSEE each further acknowledge that they have read and understand the meaning and ramifications of this waiver provision.  The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.  In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceable of any other provision of this Agreement.

7.2.  Relationship of Parties.

7.2. 1.  LICENSEE is an independent contractor and is not, and shall not hold itself out as, a partner, joint-venturer, agent, employee, or legal representative of NEURO, and is not otherwise authorized to act for or on behalf of NEURO as a result of this Agreement or any other agreement and cannot act for nor legally bind NEURO. LICENSEE is not authorized to make any agreement, warranty, covenant, or other representation nor to create any obligation, express or implied, on behalf of NEURO, nor shall LICENSEE represent that it has any right or power to do so.

7.2.2.  LICENSEE shall hire and be exclusively responsible for the compensation and training of all employees of its NEUROMANIA Stores except for the training described in Sections 2.5 and 4.1, and LICENSEE shall have sole responsibility to collect and promptly pay when due all federal, state, and FICA, FUTA, withholding, and other applicable payroll taxes, worker's compensation contributions, unemployment insurance premiums, and all similar taxes, fees, and charges.  LICENSEE acknowledges that it is acting as an independent contractor, and not as an agent for NEURO, in connection with all matters described in this Section.

7.3. Limitation of Remedy.  If NEURO should breach this Agreement or any related agreement, LICENSEE may pursue whatever remedies may be available at law or in equity, provided, that in no event shall LICENSEE have the remedy of withholding any payment due NEURO under this Agreement. If LICENSEE breaches this Agreement or any related agreement, NEURO may pursue any remedies that may be available at law or in equity.

7.4.  Entire Agreement.  This Agreement and all documents, schedules, exhibits, and information specifically incorporated into this Agreement by reference, collectively constitute the entire agreement between NEURO and LICENSEE in respect of the subject matter hereof, and supersedes all prior agreements between NEURO and LICENSEE in connection with its subject matter.  No officer, employee, or other servant or agent of NEURO or LICENSEE is authorized to make any representation, warranty, or other promise not contained in this Agreement.  No change, termination, or attempted waiver of any provision of this Agreement shall bind NEURO or LICENSEE unless in writing and signed by NEURO and LICENSEE.

7.5.  Severability.  If any provision of this Agreement or the application of any provision to any person or to any circumstance is determined to be invalid or unenforceable, then such determination shall not affect any other provision of this Agreement or the application of such provision to any other person or circumstance, all of which other provisions shall remain in full force and effect.  NEURO and LICENSEE intend that if any provision of this Agreement is susceptible to two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall be given the meaning that renders it enforceable.

7.6.  Waiver and Consent.  No waiver by either party of any covenant or condition or the breach of any covenant of this Agreement to be kept or performed by the other party shall be construed as a waiver by the waiving party of any subsequent breach of such covenant or condition or authorize the breach or nonobservance on any other occasion of the same or any other covenant or condition of this Agreement. Acceptance by NEURO of any payments due it hereunder shall not be deemed to be a waiver of any preceding breach by LICENSEE of any terms, covenants, or conditions of this Agreement.

7.7  Modification.  To be effective, any modification of this Agreement must be in writing and signed by LICENSEE and NEURO.

7.8.  Section Headings; Pronouns.  This Agreement may be executed in duplicate originals, each of which shall be deemed an original.  The Section headings are for convenience of reference only and shall not be deemed to alter or affect any provision thereof.  Each pronoun used herein shall be deemed to include the other number and gender.

7.9.  Forum.  Any lawsuit, arbitration or other proceeding arising out of or with respect to this Agreement shall be conducted in King County, Washington.

7.10.  Attorneys' Fees and Costs.  If either party is required to employ legal counsel or to incur other expenses to enforce any provision of this Agreement, then the prevailing party will be entitled to recover from the nonprevailing party the amount of all reasonable fees of counsel and all other expenses incurred in enforcing such obligation or in defending against such claim, demand, action, or proceeding.

7.11.  Interest.  Any sum owed to NEURO by LICENSEE or paid by NEURO on LICENSEE's behalf shall bear interest from the date due until paid by LICENSEE at the rate of twelve percent (12%) or, if lower, the maximum lawful rate.

7.12.  Notices.  Notices under this Agreement shall be in writing, and shall be delivered in person or by registered or certified mail, return-receipt requested, prepaid, addressed as follows:

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If to NEURO:

North American Headquarters

1810 E. Sahara Ave

Suite 100

Las Vegas, NV 89104

If to LICENSEE

__________________________

__________________________

__________________________

__________________________

With a required copy to: Any NEUROMANIA Store(s) affected by such notice at the address of the store(s) in the licensed area for such NEUROMANIA Store.

Any Licensed LICENSEE Affiliates affected by such notice, at the principal LICENSEE notice address set forth above or such other address any party shall have specified in a written notice to the other.

7.13.  Successors and Assigns.  The terms and provisions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties.

7.14.  Incorporation of Exhibits, Schedules, Etc.  The terms of the Manual, as the same may change from time to time, and all Exhibits and Schedules hereto are hereby incorporated into and made a part of this Agreement as if the same had been set forth in full herein.

7.15.  Acknowledgments.  LICENSEE acknowledges that:

7.15.1.  NEURO expressly disclaims the making of, and LICENSEE acknowledges that it has not received or relied upon, any warranty or guaranty, express or implied, as to the potential volume, profits, or success of the business venture contemplated by this Agreement.

7.15.2.  It knows of no representation by NEURO, or its officers, directors, shareholders, employees, agents, or servants, about the LICENSEE that is contrary to the terms of this Agreement or the documents incorporated herein, and further represents to NEURO as an inducement to its entry into this Agreement, that it has made no misrepresentations in obtaining this Agreement.

7.16.  Effective Date.  This Agreement shall be effective as of the date it is execute an authorized representative of NEURO.  IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year indicated below.

EXECUTED by LICENSEE this ____ day of ___, 20__.

LICENSEE

______________________________

By:

Its:

EXECUTED by NEURO at ____________, ___ this ____ day

of _____  20__.

NEUROMAMA, LTD.

______________________________

By:  Igor Weselovsky

Its:  President & CEO

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NEUROMAMA, LTD.

Terms & Conditions

1. Definitions

1.1 “Confidential Information” means, in respect of a party, all data and information of a confidential nature, including know-how and trade secrets, relating to the business, the affairs and any development projects or other products or services of such party. Confidential Information may be communicated orally, visually, in writing or in any other recorded or tangible form. Data and information shall be considered to be Confidential Information if (a) the relevant party has marked them as such, (b) the relevant party, orally or in writing, has advised the other party of their confidential nature, or (c) due to their character or nature, a reasonable person in a like position and under like circumstances would treat them as secret and confidential;

1.2 “Costs” means all costs and indirect costs incurred by NeuroMama in the performance of the Services under this Agreement;

1.3 “Parties” means the named parties to this Agreement and their respective successors and assigns, and “Party” refers to any one of them, as the context requires;

1.4 “Services” or “Scope of Work” means the services and the scope of work detailed in Exhibit A, it includes and is not limed to search engine optimization, promotional services, any social media promotional services; all services may be amended by the parties in writing from time to time;

1.5 “Service Fees” means ascribed to such term in Exhibit A.

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2. Services

1.

Engagement. Subject to the terms and conditions of this Agreement (including Customer’s obligation to pay for Service access), NeuroMama shall perform the Services listed on Exhibit A.

2.

Restrictions on Use. Customer agrees, represents, and warrants to NeuroMama, both during and after the term of this Agreement, the following provisions:

 (a) Unless expressly authorized in the Permitted Applications, the Service is for the sole use within Customer’s own organization and by Customer’s own employees or agents. The Service may not be shared with affiliates or any third party, including joint marketing arrangements.

(b) Unless expressly authorized in the Permitted Applications, Customer shall not: (i) disclose, use, disseminate, reproduce or publish any portion of the Service in any manner, (ii) permit any parent, subsidiaries, affiliated entities or other third parties to use the Service or any portion thereof (iii) process any portion of the Service or permit any portion of the Service to be processed with other data or software from any other source, (iv) allow access to the Service through any terminals located outside of Customer’s operations, or (v) use the Service to create derivative products.

(c) Customer shall (i) abide by all prevailing federal, state, and local laws and regulations of any kind governing fair information practices and consumers’ rights to privacy, including without limitation any applicable non-solicitation laws and regulations; and (ii) limit access to consumer information to those individuals who have a “need to know” in connection with Customer’s business and will obligate those individuals to acknowledge consumers’ rights to privacy and adhere to fair information practices and consumer’s right to privacy.

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(d) Customer shall not use the Service in any way that (i) infringes on any third party’s copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy, (ii) violates any law, statute, ordinance or regulation, or (iii) is defamatory, trade libellous, unlawfully threatening or unlawfully harassing.

(e) Unless expressly authorized in the Permitted Applications, Customer shall not remove, alter or obscure any proprietary notices in the Service or other materials provided by NeuroMama hereunder and shall reproduce all such notices on all copies or portions thereof; and Customer shall not provide or cause to be provided the Service to a Processor.

2.3 Relationship Between Parties. NeuroMama will act as an independent contractor under the terms of this Agreement and to perform specific Services. NeuroMama shall retain the power and authority to supervise and control performance of the Services by NeuroMama’s employees, including the power to discipline, hire and fire NeuroMama’s employees. Nothing in this Agreement shall be construed to (a) give either Party the power to direct or control the daily activities of the other Party, or (b) constitute the parties as employer and employee, franchisor and franchisee, licensor and licensee/sublicensor, partners, joint venturers, co-owners or otherwise as participants in a joint undertaking. NeuroMama recognizes that the needs of Customer may change over the course of this Agreement, and will accommodate such changing needs with modification of the specified Services by mutual agreement based on an equitable shift in work effort.

2.4 Provision of Information and Personnel. Customer shall make available to NeuroMama such information as is reasonably required for NeuroMama to effectively fulfill and perform the Services. Such information includes, but is not limited to, monthly updates on performance of Services for the duration of this Agreement or any amendments thereto. Notwithstanding the foregoing, Customer agrees to make its team available to NeuroMama according to the relevant areas of responsibility as needed for completing the Scope of Work or Services.

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2.5 Failure by Customer of Delivery of Information. Customer shall deliver all information necessary for NeuroMama to perform the Services listed in Exhibit A. In the unlikely event, that Customer cannot deliver the information to NeuroMama, then Customer shall not hold NeuroMama liable for failure of execution of Services listed in Exhibit A.

3. Consulting Fees, Other Fees, Expenses, and Invoices

3.1 Costs of Performing Services. If Applicable, all Costs (such as travel) reported by NeuroMama to Customer pursuant to this Agreement shall be reasonable and necessary costs and pre-approved by the Customer. Customer shall reimburse NeuroMama for all pre-approved Costs.

3.2 Invoice and Payment. NeuroMama shall submit invoices to Customer for the Service Fees, together with the written report of Costs as provided under 3.1 above, at such times and for such periods and upon such payment terms as may be agreed from time to time between the Customer and the NeuroMama All Service Fees shall be payable in U.S. Dollars.

4. Consideration

4.1 Calculation of Service Fees. In consideration for the Services performed by NeuroMama hereunder, Customer shall pay all NeuroMama’s Costs plus the fees for Services and/or Scope of Work and corresponding payment terms as specified in Exhibit A (collectively, the “Service Fees”). The Service fees shall be paid monthly within five (5) days of NeuroMama invoice, unless provided differently in Exhibit A.

4.2 Billing; Payments; Late Fees. At the end of each NeuroMama monthly billing cycle, NeuroMama will invoice Customer for all Fees incurred by Customer during such billing cycle. Customer will pay the invoice in full within five (5) days of receipt. If full payment is not made, a charge equal to one and one-half percent (1½%) will be added to the balance due, not to exceed the maximum legal limit permitted by law. If Customer becomes five (5) or more days past due, the

Services shall be suspended until all past due charges are paid, and Customer shall be in default of this Agreement. Customer will continue to be responsible for any monthly minimum charge during any period that Services are suspended or not delivered due to Customer’s breach. If it becomes necessary for NeuroMama to enforce this Agreement through an attorney, collection agency, or directly through small claims court, Customer shall pay all attorney’s fees, agency fees, court costs, and other collections costs, including without limitation post-judgment costs for legal services at trial and appellate levels. Delinquency may affect Customer’s credit rating.

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4.3 Taxes. Each Party shall bear and pay all of its own taxes (including, without limitation, income taxes) arising under applicable laws in connection with the performance of this Agreement.

5. Term; Termination

5.1 Term. The term of this agreement is as provided in Exhibit A for the contract choice selected by Customer.

5.2 Termination. If either party breaches any provision of this Agreement, the non-breaching party shall, upon providing written notice of such breach, be entitled to immediately terminate this Agreement, provided such breach is not cured within thirty (30) days following such notice. If this Agreement is terminated as a result of a breach, the non-breaching party shall, in addition to its right of termination, be entitled to pursue legal remedies against the breaching party. Notwithstanding the foregoing, if Customer is in breach under Section 4 (Fees) of this Agreement, NeuroMama may terminate this Agreement effective ten (10) days after giving Customer written notice of such default, unless Customer shall have remedied the breach within such ten (10) day period.

5.3 Payment upon Expiration or Earlier Termination. Upon the expiration or termination of this Agreement as set forth above in Subsections 5.1 (Term) and 5.2 (Termination), Customer shall pay NeuroMama in full for all products actually delivered and services actually performed by NeuroMama under this Agreement prior to the effective date of such expiration or termination.  Customer may also cancel without cause after six (6) months as provided in Exhibit A.

5.4 Refunds. The Service is billed in advance and is non-refundable. There will be no refunds or credits for partial months of service, or refunds for months unused with an open account. In order to treat everyone equally, no exceptions will be made.

6. Third Party Use

If the Permitted Applications include providing a Service to End Users, Customer agrees to contractually require all End Users to sign an agreement with substantially similar terms to this Agreement. Customer warrants that in no event shall End Users’ use of the data be unrestricted or expand beyond the Permitted Applications of this Agreement. This Section is not intended to provide the Service to End Users unless specifically provided for in the Permitted Applications. Customer shall be liable for any violation of the terms and conditions of this Agreement on behalf of the End Users, or Processor arising out of End Users’, or Processor’s use of the Service as defined under this Agreement.

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7. Proprietary Information

The Proprietary Information is and shall remain the sole and exclusive property of NeuroMama. Customer shall have only the limited rights with respect to the Proprietary Information expressly granted in this Agreement, and all rights not expressly granted by NeuroMama are reserved. Customer agrees that only NeuroMama SEO packages shall have the right to alter, maintain, enhance or otherwise modify the Proprietary Information. Customer shall not disassemble, decompile, manipulate or reverse engineer the Proprietary Information and shall take all necessary steps to prevent such disassembly, decompiling, manipulation or reverse engineering of the Proprietary Information. Under no circumstances shall Customer sell, Services, publish, display, copy, distribute, or otherwise make available the Proprietary Information in any form or by any means, except as expressly permitted by this Agreement, including without limitation the transfer to a third party or, if not expressly prohibited by this Agreement, as allowed under the fair use provision of the Copyright Act, 17 U.S.C. § 107. Customer will take all reasonable steps, in accordance with the best industry practices, to protect the security of the Proprietary Information and to prevent unauthorized use or disclosure. Customer is responsible for all access to and use of the Proprietary Information by Customer’s employees or agents or by means of Customer’s equipment or Customer’s Company usernames and passwords, whether or not Customer has knowledge of or authorizes such access or use.

8. Consumer Privacy

Customer acknowledges that the Service, while comprised in part of data keyed in by the Customer, describes information that may be deemed to be sensitive information by some consumers. It is the policy of NeuroMama to respect the request of consumers to remove their name, mailing address, e-mail address or telephone number from use in solicitation. Customer’s agreement to comply with this policy is an integral condition to NeuroMama entering into this Agreement.

9. Company Warranties, Indemnification & Disclaimers

NeuroMama hereby represents and warrants that it has (a) qualified personnel, appropriate facilities and adequate resources in order to discharge the Services in a timely and efficient manner, and (b) the necessary experience required to perform the Services in a competent and professional manner. EXCEPT AS OTHERWISE STATED IN THIS SECTION, THE SERVICE IS PROVIDED “AS IS” WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. NEUROMAMA SEO PACKAGES NEITHER ASSURES NOR ASSUMES ANY LIABILITY TO ANY PERSON OR ENTITY FOR THE PROPER PERFORMANCE OF SERVICES. NEUROMAMA DOES NOT REPRESENT OR WARRANT THAT THE SERVICE IS COMPLETE OR FREE FROM ERROR, AND DOES NOT ASSUME, AND EXPRESSLY DISCLAIMS, ANY LIABILITY TO ANY PERSON OR ENTITY FOR LOSS OR DAMAGE CAUSED BY ERRORS OR OMISSIONS IN THE SERVICE, WHETHER SUCH ERRORS OR OMISSIONS RESULT FROM NEGLIGENCE, ACCIDENT, OR OTHER CAUSE.

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10. NeuroMama’s Limitation Of Liability

NEUROMAMA SHALL HAVE NO LIABILITY UNDER OR IN ANY WAY RELATED TO THIS AGREEMENT FOR ANY LOSS, LOSS OF PROFIT OR REVENUE OR FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL OR EXEMPLARY DAMAGES, EVEN IF NEUROMAMA SEO PACKAGES IS AWARE OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES. SOME STATES DO NOT ALLOW THE EXCLUSION OR LIMITATION OF INCIDENTAL OR CONSEQUENTIAL DAMAGES, SO THE ABOVE LIMITATION OR EXCLUSION MAY NOT APPLY.

11. Customer’s Indemnification

Customer agrees to indemnify, defend and hold NeuroMama harmless from and against all third party claims, losses, liabilities, costs and expenses arising out of or related to the use of the Service by the Customer, or attributable to Customer’s breach of this Agreement, provided that NeuroMama gives Customer prompt written notice of any such claim.

12. General Provisions

12.1 Proprietary Marks. Neither party will use, or permit their respective employees, agents and subcontractors to use the trademarks, service marks, copyrighted material, logos, names, or any other proprietary designations of the other party, or the other party’s affiliates, whether registered or unregistered, without such other party’s prior written consent.

12.2 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes any prior understanding or agreement, oral or written, relating to the Service.

12.3 Severability. If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

12.4 Waiver; Modifications. No waiver by either party of any breach by the other party of any of the provisions of this Agreement shall be deemed a waiver of any preceding or succeeding breach of the same or any other provision hereof. No such waiver shall be effective unless in writing and then only to the extent expressly set forth in writing. No modifications of this Agreement shall be effective unless in writing and signed by both parties.

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12.5 Survival. The following sections shall survive expiration or termination of the Agreement and shall continue in full force and effect until fully satisfied: 3, 4, 6, 11, 12, 13, 14.

12.6 Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. A signature on a copy of this Agreement received by either party by facsimile is binding upon the other party as an original. The parties shall treat a photocopy of such facsimile as a duplicate original. If this Agreement is executed in counterparts, no signatory hereto shall be bound until all parties hereto have duly executed or caused to be dully executed a counterpart of this Agreement. The individuals signing below represent that they are duly authorized to do so by and on behalf of the party for whom they are signing.

12.7 Governing Law and Forum.  This Agreement will be governed by and construed in accordance with the laws of the Permanent Court of Arbitration, located at Peace Palace, Carnegieplein 2, 2517 KJ The Hague, The Netherlands, T:+31 70 302 4165, F:+31 70 302 4167, e-Mail: bureau@pca-cpa.org. Both parties and the individual signing this License Agreement agree to submit to the jurisdiction of such court.

12.7.1. Waiver of Jury.  With respect to any dispute arising under or in connection with this License Agreement or any related agreements, as to which no party invokes the right to arbitration herein-above provided, or as which legal action nevertheless occurs. Each party hereby irrevocable waives all rights it may have to demand a jury trial.  This waiver is knowingly, intentionally, and voluntarily made by NeuroMama, and each acknowledges that none of the other parties nor any person acting on behalf of the other parties has made any representation of fact to induce this waiver of trial by jury or in any way to modify or nullify its effect. Neuromama and Customer each further acknowledge that they have read and understand the meaning and ramifications of this waiver provision.  The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.  In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceable of any other provision of this Agreement.

12.8 Relationship of Parties. Neither party is nor shall be a partner, joint venturer, agent or representative of the other party solely by virtue of this Agreement. Neither party has the right, power or authority to enter into any contract or incur any obligation, debt or liability on behalf of the other party.

12.9 Uncontrollable Events. No party shall be liable for any delay or failure in its performance of any of the acts required by this Agreement when such delay or failure arises for reasons beyond the reasonable control of such party. The time for performance of any act delayed by such causes shall be postponed for a period equal to the delay; provided, however, that the party so affected shall give prompt notice to the other party of such delay. The party so affected, however, shall use its best efforts to avoid or remove such causes of nonperformance and to complete performance of the act delayed, whenever such causes are removed.

12.10 Assignment. Customer may not assign or transfer this Agreement or any rights or obligations under this Agreement without the prior written consent of NeuroMama which shall not be unreasonably withheld.

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12.11 Notices. Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by one of the following methods: (a) registered  mail, return receipt requested (postage prepaid); (2) certified  mail, return receipt requested (postage prepaid); or (3) commercially recognized overnight service with tracking capabilities. All notices must be sent to the address as shown on the signature page of this Agreement, or to such other address or number as shall be furnished in writing by any such party.

12.12 Miscellaneous. Headings at the beginning of each section and subsection are solely for convenience and are not intended to be a part of this Agreement and shall have no effect upon the construction or interpretation of any part hereof. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine, and vice versa. This Agreement shall not be construed as if it had been prepared by either party, but rather as if it were jointly prepared. In the event that any action required by the parties hereto does not occur on a business day, the action shall be taken on the next succeeding business day thereafter. The parties hereto do not intend to confer any benefit hereunder on any person or entity other than the parties hereto and, therefore, there are no third party beneficiaries to this Agreement.

The Exhibits and related Appendices to this Agreement constitute integral parts of this Agreement and are hereby incorporated into this Agreement by this reference.

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NeuroMama, Ltd.

Search Engine Advertising Program

Exhibit A

Product Offer:

1.

1-year contract

a.

3 key words or strings

i.

Option 1: $150 Initial Setup and $99/month, 1 month free, 100 NERO

ii.

Option 2: $150 Initial Setup and $99/month, 1 month free, 125 NERO if prepay $1,239

b.

6 keywords or strings

i.

Option 1: $150 Initial Setup and $148/month, 1 month free, 150 NERO

ii.

Option 2: $150 Initial Setup and $148/month, 1 month free, 175 NERO if prepay $1,778

2.

2-year contract

a.

3 key words or strings

i.

Option 1: $150 Initial Setup and $99/month, 3 month free, 100 NERO

ii.

Option 2: $150 Initial Setup and $99/month, 3 month free, 150 NERO if prepay $2,229

b.

6 keywords or strings

i.

Option 1: $150 Initial Setup and $148/month, 3 month free, 150 NERO

ii.

Option 2: $150 Initial Setup and $148/month, 3 month free, 200 NERO if prepay $3,258

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Other Benefits

1.

Keyword changes made at no additional cost

2.

NeuroMama will include in free banners, which are sold for additional $50.00 per month.

3.

NeuroMama.com will connect Customer’s website and product(s) on NeuroZone at special rate discounted from the regular 10% of gross sales, as follows:

o

5% of gross sales for 1st year contract

o

7.5% of gross sales for 2nd year contract

o

If Customer does not have online sales capability (e-commerce site), then flat fee of $15/month.

4.    NeuroMama will include the “Commercial Key” for the first two years Customer has an account with NeuroMama.  This provides access to Local.NeuroMama that otherwise would cost an additional $50 per month. As such, Customer will realize the following benefits from the local site:

•

local news

•

customer’s local social network (“NeuroMania”) with video management, marketplace and auction. By having the “Commercial Key” for Customer’s local version of NeuroMania, Customer will be able to list products on MarketPlace and Auction.

5.

NeuroMama will provide a 9.5" 4G NeuroPad for kids for an additional $175.00 (retail value of at least $700.00) for a 2-year commitment, or $210 for a 1-year commitment.

6.

NeuroMama will offer a vacation package valued at $1,200 (minimum) for $250 for a 2-year commitment, or $285 for a 1-year commitment.

7.

NeuroMama will include a free 6-month Public Relations promotion, valued at $1,000.  This will include writing about Customer’s business and submitting copy directly to reporters, editors, and publishers of Customer’s local newspapers, magazines, radio and TV stations.

8.

NeuroMama will make a $50 donation to Customer’s favorite charity in Customer’s name, and mention this in the press release.

9.

If Customer is interested in Licensing opportunities in the region, NeuroMama will contact Customer to discuss details.

10.

Guarantee.  If after six (6) months, Customer is not completely satisfied with the results from the advertising program, Customer may cancel at no additional cost (no cancellation penalties).

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Appendix K

FINANCING AND SERVICES AGREEMENT

THIS FINANCING AND SERVICES AGREEMENT (this "**Agreement**") made effective as of the 12th day of March, 2014 (the "**Effective Date**"),

BETWEEN:

NeuroMama, LTD. ("**NeuroMama**")
182/1 Krasniy Prospekt, Suite #704,
630049, Novosibirsk, Russia

AND:

GLOBAL MEDIA & INTERNET COMPANY ("**Global Media**")
941 Orange Avenue, Suite 444
Coronado, California 92118

WHEREAS:

A. NeuroMama is a publicly held company and is the developer of various projects, including but not limited to all-in-one Internet Platform with neural-technology based search engine, brick and mortar NeuroMANIA retail stores, NeuroZone online retail and auction based platform, retailer and wholesaler of various products under the NEURO Brand, the developer and acquirer of entertainment content and patents for its library of (IP) Intellectual Property, the distributor of its entertainment assets via its own TV, Cable or Satellite Networks, the distributor of its entertainment assets via syndication agreements with other TV, Cable and Satellite Networks, the distributor and provider of its exclusive entertainment content under various rebroadcasting agreements to other TV, Cable and Satellite Networks.

B. Global Media is engaged, directly or indirectly in financing and development of business models, the development and marketing of various entertainment, media, Internet and software products development (hereinafter referred to as ¨Product(s)"), and has developed a certain expertise with respect to the research, design, development and implementation of as well as sourcing, marketing and licensing this Product(s) through its contacts and strategic partners, their subsidiaries, holdings and infrastructures they operate around the world. Global Media has expertise and provides services in the area of research, design, development and implementation of certain online systems, sourcing of products, development of marketing strategies, branding and product placement, developing and acquisitions of real estate, intellectual property, research, design, development and implementation of TV, Cable and Satellite Networks, distributing of entertainment assets via TV, Cable or Satellite Networks, distributing of entertainment assets via syndication agreements with TV, Cable and Satellite Networks, distributing and providing exclusive entertainment content under various rebroadcasting agreements to TV, Cable and Satellite Networks.

C. NeuroMama wishes to enter into this agreement and receive financing and certain services from Global Media and Global Media wishes to provide financing and services to NeuroMama.

D. The parties have entered into this Agreement to set forth the terms and conditions of such agreement.

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Page **1** of **8**

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NOW THEREFORE, in consideration of the foregoing and of the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **Value of Cash and Services to be Provided.** Global Media and NeuroMama agree that Global Media shall provide NeuroMama with services and financing valued at $20,000,000.00 (Twenty Million United States Dollars) (the "**Financing and Services**").

2. **Cash and Services Previously Provided.** Global Media and NeuroMama agree that US $1,884,127.00 of cash and services have been previously provided to Neuromama by Global Media from December 2, 2013 up until March 10, 2014. The cash and services previously provided have been memorialized in 3 promissory notes that Igor Weselovsky issued in favor of Global Media dated from February 1, 2014 to March 10, 2013, and attached as Exhibit "A" to this Agreement (the "**Promissory Notes**"). Global Media and NeuroMama agree to cancel the Promissory Notes in accordance with this Agreement.

3. **Services to be Provided.** Global Media will provide various services to NeuroMama in the area of research, design, development and implementation of certain online systems, sourcing of products, development of marketing strategies, branding and product placement, developing and acquisitions of real estate, intellectual property, research, design, development and implementation of NeuroMama own TV, Cable and Satellite Networks, distributing of entertainment assets via NeuroMama's own TV, Cable or Satellite Networks, distributing of NeuroMama's entertainment assets via syndication agreements with other TV, Cable and Satellite Networks, distributing and providing of NeuroMama's exclusive entertainment content under various rebroadcasting agreements to other TV, Cable and Satellite Networks, and other services not limited to compliance, local rules and regulations due to activities in various countries, ongoing accountability, legal protection, maintenance, upgrades, upkeep of software, hardware, real estate and other physical and intellectual property that requires maintenance, upgrades and upkeep. The detailed description of services provided will be provided in weekly or monthly invoices of Global Media to NeuroMama.

4. **Balance and Date.** The total balance of the $20 million U.S.D. in Financing and Services that Global Media must provide to NeuroMama under the terms of this Financing and Services Agreement, is to be provided on or before July 1, 2015 unless this Agreement is extended by mutual consent of both parties.

5. **Securities to be Issued.** As a compensation for the services and financing of $20 million U.S.D to be provided to NeuroMama by Global Media on or before July 1, 2015 NeuroMama is to issue NeuroMama 20,000,000 Class "B" (the "**Class B Warrants**") and 20,000,000 NeuroMama Class "C" (the "**Class C Warrants**") Stock Purchase Warrants to Global Media, or its assignees. Each **Class "B"** Common Stock Purchase Warrant can be converted into 1 Investment Common share of NeuroMama Common Stock ("Common Stock"), at an exercise price of **$0.50** per share on or before April 31, 2014 unless extended. Each **Class "C"** Common Stock Purchase Warrant can be converted into 1 Investment Common share of NeuroMama Common Stock ("Common Stock"), at an exercise price of **$1.00** per share on or before January 31, 2015 unless extended. **Class B and Class C Warrants** can be extended by Global Media up and until July 1, 2015. **Class B and Class C Warrants** can be extended up and until December 31, 2015 upon mutual consent of both parties and **Class B Warrants** can be called prior to January 31, 2015 in the event that the trading price of the NeuroMama common stock exceeds $26.00 per share for a 10 day period. **Class C Warrants** can be

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Page **2** of **8**

K-2

called prior to July 1, 2015 in the event that the trading price of the NeuroMama common stock exceeds $20.00 per share for a 10 day period.

6. **Ongoing Financing, Services, Receivables and Payables.** Any funds received by NeuroMama with exception for funds received by NeuroMama for products and services sold by NeuroMama, is to be considered as financing payments to NeuroMama under this Financing and Service Agreement valued at $20 million U.S.D. Global Media is to identify, classify and categorize all payments made by NeuroMama on behalf of Global Media. Global Media can request for NeuroMama to make direct payments to individual and business entities, which in one form or the other are involved in providing various services, which provided by Global Media to NeuroMama in order to satisfy the terms of this Financing and Service Agreement.

7. **Conflict of Interest**. Although payments can be made by Global Media and NeuroMama to attorneys whose services are required in order to satisfy the terms of this Financing and Service Agreement, the Conflict of Interest issue is to be addressed on a case by case basis.

8. **Representations and Warranties.**

    a. Representations and Warranties of NeuroMama . NeuroMama represents and warrants that (i) has full power and authority to enter into this Agreement and will be bound by and perform its obligations under this Agreement; (ii) this Agreement, when signed and delivered by NeuroMama, will be duly and validly executed and delivered and will be the valid and binding obligation of NeuroMama, enforceable against NeuroMama, in accordance with its terms.

    b. Representations and Warranties of Global Media. Global Media represents and warrants that (i) Global Media has full power and authority to enter into this Agreement and will be bound by and perform its obligations under this Agreement; (ii) this Agreement, when signed and delivered by Global Media, will be duly and validly executed and delivered and will be the valid and binding obligation of Global Media, enforceable against Global Media in accordance with its terms.

9. **Entire Agreement**. This Agreement and any schedules or exhibits hereto constitute the entire agreement of Global Media and NeuroMama with respect to the subject matter hereof and supersede any prior or contemporaneous agreements (whether written or oral) between the parties with respect to the subject matter contained herein. This Agreement may be amended or modified only by a writing signed by each party hereto.

10. **Governing Law**. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without reference to any choice of law principles.

11. **Notices**. All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five days after deposit in the United States mails, by certified mail with return receipt requested and postage prepaid, when delivered personally, one day delivered to any overnight courier, or when transmitted by facsimile transmission and upon confirmation of receipt and addressed to the party as noted above.

12. **Amendments or Waiver**. This Agreement may be changed, waived, discharged or terminated only by a writing signed by both Parties. No delay or omission by any Party in exercising any right with

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Page **3** of **8**

K-3

respect hereto shall operate as waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

13. **Severability**. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition, or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

14. **Binding Effect.** All of the terms of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Parties.

15. **Non-Disclosure.** Where each Party may become aware of the other Party's sources of supply for Product, customers or potential customers for Product, or other Confidential Information that each Party considers to be highly confidential and of considerable proprietary value and which may result in irreparable harm if disclosed or made public in any inappropriate manner, and each Party owns exclusively or through its relationships owns rights to or interest in its Product, whether already developed on in process of being developed into Product. Whereas Global Media and NeuroMama requires assurance that the other Party will not deal directly or indirectly in any manner whatsoever with each other's sources of supply, potential customers, customers, or other business relationships, unless they may already have relationships with the same third party, other than through Global Media or with Global Media's knowledge and consent with respect to Global Media's Relationships, and through NeuroMama or with NeuroMama's knowledge and consent with respect to NeuroMama's Relationships.

16. **Non-Circumvention.** Both Parties warrants and represents that both Parties shall not, directly or indirectly, attempt to circumvent each other, nor to deal with other party suppliers, potential customers, customers, strategic partners, financial sources, contractors or subcontractors, sources of entertainment content, not limited to actors, writers, producers, directors or their agents, and athletes, or other business relationships of both parties (collectively "Parties Relationships") other than through the other party, unless another party has preexisting relationship with such persons or organizations. Accordingly, each party undertakes on behalf of itself, its subsidiaries, directors, officers, employees, consultants and other third parties involved in the business activities of each party not to directly or indirectly make any contact with, nor deal with, or otherwise be involved in any transaction with other Party's Relationships without prior written consent issued from the other Party.

17. **Non-Disclosure of Confidential Information.** That Parties acknowledges that the other Party considers and treats certain information as confidential and that such Confidential Information constitutes value and unique assets and proprietary information belonging exclusively to the disclosing Party or to that Party's Relationships. The receiving Party further acknowledges that the inappropriate disclosure of Confidential Information of the disclosing Party or that Party's Relationships may damage, harm, or irreparably harm the disclosing Party, or persons or organizations included in that Party's Relationships. The "Confidential Information" includes the sources and costs of all items used by the disclosing Party in the development of Product, potential customers, customers, financial arrangements and sources of financing for development of the Product, each other's Relationships, the terms relating to the Party's Relationship(s), the terms of any potential relationship between the Parties, any written information marked as Confidential, and any verbal communication when the disclosing Party or Party's Relationship's representative designates the verbal disclosure as Confidential either before, during, or immediately following the discussion in which disclosure is made. Confidential Information does not include any information already generally known to the public or the receiving Party, information which becomes public through no

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Page **4** of **8**

K-4

fault of the receiving Party or the receiving Party's Relationships, Disclosures required by law or a court of competent jurisdiction, except that, in the case that the receiving Party is required to legally make such disclosures, the receiving Party will immediately notify the disclosing Party of such requirement prior to disclosing Confidential Information to allow as much time as possible for the disclosing Party to seek and prepare any remedies, protection, protective orders, objections, prepare communication plans or take other actions as appropriate. Accordingly, each Party warrants and represents that all here above mentioned Confidential Information disclosed, supplied, divulged or otherwise made available through dealing with the other Party or the other Party's Relationships shall be retained in absolute confidence and shall never be divulged in any manner whatsoever nor mentioned to anyone by the receiving Party or the receiving Party's Relationships, so long as this agreement is in effect, without prior written consent issued from the disclosing Party.

18. **Term of Non-Disclosure – Non-Circumvention.** This agreement applies to all activities, contacts, and disclosures made prior to the date of this agreement and continues for a period of seven (7) years, following the termination of any relationship between Global Media and NeuroMama, the above provisions shall survive.

19. **Assignment.** In the event that any agreement(s) are assigned to another party then this agreement will likewise and immediately be assigned to the new party and continue to be in full effect and binding to the Parties.

20. **Execution of Counterparts**. This Agreement may be executed in counter parts, which when so executed shall constitute one and same agreement or direction.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year above set forth.

NEUROMAMA, LTD.

Per:

Igor Weselovsky, President & C.E.O.

GLOBAL MEDIA & INTERNET COMPANY

Per:

Michael Musick, President & C.E.O.

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Page **5** of **8**

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EXHIBIT "A"

PROMISSORY NOTE

Period: Dec. 2013 – Jan. 2014

Date: February 1, 2014 Amount: $999,507

FOR GOOD AND VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, Igor Weselovsky ("Payor") for myself individually promise to pay to Global Media & Internet Company ("Payee"), at 1810 E.Sahara, Las Vegas, NV 89104, or at such other place as Payee may designate, the sum of $999,507 plus interest at the rate of 1% per annum commencing on March, 2014 payable in full in the event a long term agreement between Neuromama, Ltd. and Global Media & Internet Company is not agreed to.

If the payor fails to make payment as provided, then Payee shall provide written notice to Payor who shall have 10 (ten) days from the date of such notice to cure the default.

The obligation to pay money hereunder shall be secured by this promissory note.

This promissory note will be canceled and the loan amount will become part of a long-term Financing and Services Agreement currently under consideration between Neuromama, Ltd. and Global Media & Internet Company.

This promissory note is payable in lawful money of the United States of America. Should any action be commenced to enforce the terms hereof, such shall be by arbitration before a single arbitrator in Las Vegas, Nevada, pursuant to the rules of the American Arbitration Association. The prevailing party shall be entitled to recover all reasonable attorney's fees and costs incurred.

(Payor) (Payee)

Igor Weselovsky

Michael E. Musick

Global Media & Internet Company

Financing and Services Agreement
Page 6 of 8

K-6

PROMISSORY NOTE

Period: Feb. 2014

Date: March 1, 2014 Amount: $681,159

FOR GOOD AND VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, Igor Weselovsky ("Payor") for myself individually promise to pay to Global Media & Internet Company ("Payee"), at 1810 E.Sahara, Las Vegas, NV 89104, or at such other place as Payee may designate, the sum of $681,159 plus interest at the rate of 1% per annum commencing on April, 2014 payable in full in the event a long term agreement between Neuromama, Ltd. and Global Media & Internet Company is not agreed to.

If the payor fails to make payment as provided, then Payee shall provide written notice to Payor who shall have 10 (ten) days from the date of such notice to cure the default.

The obligation to pay money hereunder shall be secured by this promissory note.

This promissory note will be canceled and the loan amount will become part of a long-term Financing and Services Agreement currently under consideration between Neuromama, Ltd. and Global Media & Internet Company.

This promissory note is payable in lawful money of the United States of America. Should any action be commenced to enforce the terms hereof, such shall be by arbitration before a single arbitrator in Las Vegas, Nevada, pursuant to the rules of the American Arbitration Association. The prevailing party shall be entitled to recover all reasonable attorney's fees and costs incurred.

(Payor) (Payee)

Igor Weselovsky

Michael E. Musick

Global Media & Internet Company

Financing and Services Agreement
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PROMISSORY NOTE

Period: Mar.1 – Mar. 10, 2014

Date: March 10, 2014 | Amount: $203,461

FOR GOOD AND VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, Igor Weselovsky ("Payor") for myself individually promise to pay to Global Media & Internet Company ("Payee"), at 1810 E.Sahara, Las Vegas, NV 89104, or at such other place as Payee may designate, the sum of $203,461 plus interest at the rate of 1% per annum commencing on April, 2014 payable in full in the event a long term agreement between Neuromama, Ltd. and Global Media & Internet Company is not agreed to.

If the payor fails to make payment as provided, then Payee shall provide written notice to Payor who shall have 10 (ten) days from the date of such notice to cure the default.

The obligation to pay money hereunder shall be secured by this promissory note.

This promissory note will be canceled and the loan amount will become part of a long-term Financing and Services Agreement currently under consideration between Neuromama, Ltd. and Global Media & Internet Company.

This promissory note is payable in lawful money of the United States of America. Should any action be commenced to enforce the terms hereof, such shall be by arbitration before a single arbitrator in Las Vegas, Nevada, pursuant to the rules of the American Arbitration Association. The prevailing party shall be entitled to recover all reasonable attorney's fees and costs incurred.

(Payor)

Igor Weselovsky

(Payee)

Michael E. Musick

Global Media & Internet Company

Financing and Services Agreement
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Appendix L

ADDENDUM TO FINANCING AND SERVICES AGREEMENT

THIS ADDENDUM to Financing and Services Agreement made effective as of the 25th day of March, 2014 (the "**Effective Date**")

BETWEEN:

NEUROMAMA, LTD. ("**Neuromama**")
182/1 Krasniy Prospekt, Suite # 704
Novosibirsk, Russia 630049

AND:

GLOBAL MEDIA & INTERNET COMPANY ("**Global Media**")
941 Orange Avenue, Suite 444
Coronado, California 92118

WHEREAS:

A. Neuromama and Global Media previously entered into a Financing and Services Agreement dated July 31, 2013 (the "**Agreement**") and attached hereto as Appendix "A";

B. Neuromama wishes to extend the expiry date of Class B Warrants issued to Global Media to July 31, 2014 and amend Section 5 of the Agreement.

C. The parties wish to replace Section 6 of the Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to amend the Agreement as follows:

1. Section 5 of the Agreement is hereby amended and has the following wording:

   "5. **Shares to be Issued**. If Global Media provides all US $2 million of the Loan and Services on or before December 1, 2013, then Neuromama will issue 2,000,000 three year callable Class "A" Warrants of Neuromama to Global Media, or its assigns (the "**Class A Warrants**"). The Class A Warrants are exercisable at $1.50 per share and callable in the event that the trading price of Neuromama's common stock exceeds $260.00 per share for a 10 day period. A copy of the Class A Warrant certificate is attached hereto as Appendix "B".

   In addition, if Global Media provides all US $2 million of the Loan and Services on or before December 1, 2013, then Neuromama will issue 10,000,000 Class "B" Warrants, exercisable at $0.50, expiring on July 31, 2014 (the "**Class B Warrants**"). The Class B Warrants are callable in the event that the trading price of the Company's common stock exceeds $26.00 per share for a 10 day period. A copy of the Class B Warrant certificate is attached hereto as Appendix "C".

   If the entire US $2 million of the Loan and Services is not provided on or before December 1, 2013, no Class A Warrants or Class B Warrants or shares are due or owed to Global Media by Neuromama."

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2. Section 6 of the Agreement is hereby removed and replaced with the following:
   "**Loan Payable.** Global Media agrees to cancel the loan payable under this agreement in exchange for 10,000,000 Class "B" Warrants, expiring on July 31, 2014."

3. Neuromama and Global Media expressly agree and acknowledge that all provisions of the Agreement except those amended by this Addendum shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF the parties have hereunto set their hands and seals the day and year above set forth.

NEUROMAMA, LTD.

Per:

Igor Weselovsky, President & C.E.O.

GLOBAL MEDIA & INTERNET COMPANY

Per:

Michael Musick, President & C.E.O.

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Appendix M

LICENSE AGREEMENT FOR DISTRIBUTION: The Jazz Network

This License Agreement for distribution ("Agreement") is entered into as of July 17, 2013 (the "Effective Date") by and between Continuum Motion Pictures, LLC, a California, Limited Liability Company with its principal place of business at 14256 Victory Blvd. Unit # 2, Van Nuys CA. 9[illegible]01 ("Continuum") and John Sterling with his principal place of business at 13659 Blvd # 215 Van Nuys CA 91401 ("Producer").

Victory
John Sterling

Recitals

Continuum is an entertainment production and distribution service providing its customers and clients with access to motion pictures, television and other digital entertainment products in a variety of formats. Continuum distributes via Continuum Motion Pictures, MCTV, Continuum Pictures Distribution, Matriarch Multimedia, Inc, iTunes, Dish Network and DirecTV Network channels, Internet download through various apps, services and other providers. Additionally it distributes through its in-house brand MCTV, a joint venture between Matriarch Multimedia and Continuum Motion Pictures.

Producer is in the business of distributing certain Titles, as defined below.

Continuum and Producer desire to enter into a relationship whereby Producer will grant Continuum a license to distribute Titles to customers and clients within the Territory, as defined below, all in accordance with the terms and conditions set forth below.

Agreement

In consideration of the mutual promises contained herein and such other good and valuable consideration, the parties agree as follows:

1. Definitions.

1.1. "Applications" shall mean web applications created by developers using Application Programming Interfaces (commonly known as APIs) released by Continuum, which web applications will enable customers and other users, as applicable, to, for example, watch, via Internet Transmission, movies, trailers, Promotional Samples or Titles; access the MCTV website; or add or remove a movie from an MCTV "queue."

1.2. "Video on Demand" (VOD) shall mean all on demand or pay-per-view models and/or platforms in all Territories. These VOD channels will be exhibited on DISH Network and other similar platforms across the territories as included in this agreement.

1.3. "End Date" shall mean, for each Title, the date such Title may last be made available for exhibition on and distribution through the Continuum's Service, as detailed on Schedule A attached hereto.

1.4. "Internet Transmission" shall mean the transmission of data via Internet Protocol, UDP or other network protocols or architectures and any successor means, methods, processes or

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technologies now or hereafter devised for the transmission of digital data. including without limitation through use of client software contained on a Blu-ray disc or other optical media.

1.5. "High Definition" shall mean a scanning line structure greater than DVD quality (greater than 720x480 NTSC or 720x576 PAL).

1.6. "Revenue Share" shall have the meaning set forth in Section 3.1 below.

1.7. "Continuum-Enabled Device (CED)" shall mean any device capable of receiving data via Internet Transmission and which implements security and copy protection specifications no less protective than those provided by Continuum to any similarly situated provider, including without limitation (i) a desktop or laptop computer: (ii) an Internet-enabled television set; (iii) an Internet-enabled set top box, including a box that offers an integrated personal digital video recorder (DVR); (iv) an Internet-enabled DVD and/or Blu-ray player; (v) a game console; (vi) a portable device; (vii) a media center extender; and (viii) a device with a general web browser interface.

1.8. "Continuum Service" shall mean the distribution of the Title on all current and future distribution platforms that includes, but is not restricted to: Theatrical, Home Video on all formats current and future such as DVD and Blu-Ray, Digital Download, Video on Demand, Pay-Per-View, Web Applications, Internet Transmission, Television Broadcast and Digital streaming. It is the sole right of Continuum to determine which distribution platforms is appropriate for each title. Theatrical and Home Video distribution is specifically based on Continuum's determination of profitability and therefore completely at the discretion of Continuum. Any deviation of these services must be noted and agreed upon in Schedule A.

1.9. "Source Material" shall mean the source files for the Titles and associated trailers, artwork, promotional materials and metadata, the delivery specifications for which are detailed in Schedule B attached hereto, as such requirements may be updated from time to time by mutual written agreement of the parties.

1.10. "Start Date" shall mean, for each Title, the date such Title may first be made available for exhibition on and distribution through the Continuum's Service, as detailed on Schedule A attached hereto.

1.11. "Term" shall mean the period commencing on the Effective Date and ending on the expiration date of the last to expire Title License Period.

1.12. "Territory" shall mean the United States (including without limitation the 50 States, the District of Columbia and Puerto Rico) and all its territories, possessions, commonwealths and protectorates. Additionally it will include Canada and Mexico and all territories administered by them.

1.13. "Titles" shall mean those motion pictures, television programs and other digital entertainment products listed in Schedule A, as such list may be updated from time to time by mutual written agreement of the parties.

1.14. "Title License Period" shall mean, for each Title, the period commencing on the applicable Start Date and expiring on the applicable End Date detailed on Schedule A.

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1.15. "Exclusive" shall mean this agreement confers no right on the part of the Producer to use, or authorize others to use the Title or any of the rights granted to Continuum, within the Territory, which is not authorized by Continuum hereunder, except Producer shall have the right to exhibit the Title in festivals, industry screenings and screenings for non-profit and/or educational purposes.

1.16. "Television Programs" shall mean any Title with a minimum of thirteen (13) individual episodes of a series tied together by characters, ongoing stories, and/or themes, with a run time length that will fill either a thirty (30) minute or sixty (60) minute weekly Broadcast Television time slot. Any deviations and exceptions for this will be noted in the Schedule A. For additional information on Television Programs, consult Schedule C.

2. Grant of Licenses.

2.1. Titles License. Producer grants to Continuum (and its authorized third party contractors) during the Term the exclusive right and license to exhibit and distribute an unlimited quantity of Titles (and associated Source Material) within the Territory via the Continuum Service. Producer also grants to Continuum (and its authorized third party contractors) during the Term the exclusive right and license to copy, install, compress, uncompress, encode, decode, encrypt, decrypt, display, use, cache, store and transmit the Titles for purposes of such approved exhibition and distribution as well as for limited testing and demonstration purposes.

2.2. **Marketing and Promotion.**

2.2.1. Trademark License. Producer grants to Continuum (and its authorized third party contractors) during the Term a limited, exclusive right and license to copy, install, display, use, cache, store, transmit, exhibit and distribute any and all of Producer's Source Materials, including but not limited to Posters, Title Art, logo(s) etc. created and used in connection with the Title for purposes of exercising its rights under this Section 2.

2.2.2. Marketing; Pre-promotion. Continuum shall have the right to, commencing Sixty (60) calendar days prior to each Title's Start Date or as agreed upon by written request, market and promote the availability of such Title through the Continuum Service, including through the display of Source Material. Additionally, Continuum shall have the right throughout the territory during the Term to advertise and publicize (or have it sub distributors advertise and publicize) the Picture by any and all means, media and method whatsoever, including, by means of the distribution, exhibition, broadcasting and telecasting of trailers of the Title, or excerpts from the Title prepared by Continuum or others, subject to any customary restrictions upon and obligations with respect to such rights as are provided for in the contracts in relation to the production of the Title.

2.2.3. Promotional Samples; Promotion to Non-Subscribers and Customers. Producer grants to Continuum (and its authorized third party contractors) during the Term a limited, exclusive right and license to edit and modify the Titles to create short promotional samples for the Titles, each no longer than two (2) minutes in length for trailers and no longer than Five (5) minutes in length for the unedited, as delivered opening of the Title ("Promotional Samples"). Producer further grants to Continuum during the Term a limited, exclusive right and license

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to (a) exhibit and distribute, by way of Internet Transmission, including via Applications, Source Material (excluding Titles) and Promotional Samples to customers and clients and other users for purposes of marketing and promoting the availability of the Titles through the Continuum Service and (b) copy, install, compress, uncompress, encode, decode, encrypt, decrypt, display, use, cache, store and transmit such materials for purposes of such approved exhibition and distribution. For the avoidance of doubt, Continuum need not encrypt Promotional Samples or trailers.

2.3. Withdrawal by Continuum. Notwithstanding anything to the contrary in this Agreement, Continuum shall have the right to temporarily suspend or permanently withdraw any Title from the Continuum Service at any time for any reason.

2.4. Encryption; Copy Protection. Continuum agrees that it shall use commercially reasonable means to ensure that each Title delivered to its customers is, at Continuum's expense, encoded and encrypted using encoding and encryption technologies that are no less protective than those provided by Continuum to any similarly situated producer.

2.5. Notwithstanding anything to the contrary herein, Continuum shall be permitted to offer the Continuum Service, including the Titles licensed hereunder, on CEDs where a Continuum Service customer is required to use a third party service provider and/or make payment to a third party to access the Continuum Service (e.g., pay an additional charge or subscription fee paid to a service provider in order to access the Continuum Service or a tier of or bundled service that provides access to the Continuum Service). By way of example only, the Service may be offered through a game console such as the Sony PlayStation 3 or Microsoft Xbox, wherein access to the Continuum Service by customers through such CED requires the payment of a recurring, material fee to Sony Corporation of America or Microsoft Corporation (in addition to customer fees billed by Continuum) for access to the Continuum Service or a tier of or bundled service that includes the Continuum Service.

2.6. Producer does not grant Continuum the rights to produce other motion pictures, or sequels, or remakes of the Title or any right to produce television series, mini series, or programs or other so-called ancillary rights (herein called "Reserved Rights"). All other rights not expressly written herein, including but not limited to, electronic publishing, print publication, music publishing, radio and dramatic rights are reserved to the Producer.

2.7. Producer has not sold, assigned, transferred or conveyed and will not sell, assign, transfer or convey, to any party, any right or interest in and to the Title or any part thereof, or in and to the dramatic, musical or literary material upon which it is based, adverse to or derogatory of or which would interfere with the rights granted to Continuum, and has not and will not authorize any other party to exercise any right or take any action which will derogate from the rights herein granted or purported to be granted to Continuum.

2.8. Labeling. Continuum shall have the right to use the "Presents" label on the Title, including the inclusion of any sub distributors. Continuum in its discretion will have the right to: incorporate into the Title preceding and/or following the main and end credits of the Title and Trailers, and in all advertising and publicity relating thereto, in such manner, position, form and substance as Continuum may elect, Continuum's trademark, logo and presentation announcement, and the designation of Continuum as the distributor of the Picture; any re-edit of the credit sequence will be at Continuum's expense.

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2.9. At the time of delivery of the Title to Continuum, the Title will not have been exhibited anywhere in the Territory for commercial reasons, with the exception of festivals or industry screenings unless noted as a form of disclosure and agreed upon in Schedule A.

2.10. In the event that Continuum acquires the rights to distribute a Title on the Continuum Service through its affiliate relationship with Matriarch Multimedia, Inc during such Title's Title License Period, Continuum shall have the right to withdraw that Title from this Agreement upon written notice to Producer.

3. Revenue Share.

3.1. Revenue Share. Continuum shall pay Producer a fee equal to Fifty (50) Percent of the amount actually received by Continuum, less any taxes, technology fees, refunds and sales commissions to third parties through use and promotion of the Continuum Service.

3.2. Payment Details. Continuum's payment obligations with respect to a Title shall arise biannually on May 1st and November 1st. A Title must be in release through the Continuum Service for a minimum of 45 days to qualify for payment obligation on the above dates. All amounts cited in this Agreement are in, and all payments to Producer shall be made in, United States Dollars.

4. **Delivery.**

4.1. Source Material. Producer shall create and deliver, at its sole expense, Source Material for each Title to the address provided by Continuum no earlier than ninety (90) calendar days and no later than thirty (30) calendar days prior to the applicable Start Date or such other date otherwise agreed to in writing by the parties. Simultaneously with each such delivery, Producer shall email a completed version of the metadata form attached hereto as Schedule D to Continuum at danny@metvnetwork.com. Source Material shall be loaned to Continuum for the purpose of encoding and shall be destroyed by Continuum within ninety (90) calendar days of the expiration of the applicable Title License Period. Copyright and Trademark of the Source Material shall at all times remain with the Producer.

4.2. Specifications. All Source Material shall be provided to Continuum in accordance with the specifications set forth in Schedule B and Schedule C. For the avoidance of doubt, in the event that Source Material is provided to Continuum in encrypted format, including for example on DVD, Continuum shall be permitted to decrypt such media as necessary prior to encoding and/or encode directly from such media. Producer represents, warrants and covenants that Source Material shall be delivered in the highest quality and resolution available to Producer, including without limitation High Definition, and that if, during the applicable Title License Period, a higher quality or resolution version of any Source Material becomes available to Producer, or is made available by Producer to any other third parties, Producer shall provide that version, without cost, to Continuum.

4.3. Acceptance. Upon Continuum's receipt of the Source Material for a Title, Continuum shall have thirty (30) calendar days in which to send Producer written notice of its acceptance ("Notice of Acceptance") or rejection ("Notice of Rejection") of the Source Material for that Title, such acceptance or rejection to be reasonably determined by Continuum. If Producer

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has not received a Notice of Rejection within thirty (30) calendar days of delivery of the Source Material to Continuum, the Source Material shall be deemed accepted by Continuum.

4.4. Rejection. Upon Producer's receipt of a Notice of Rejection, if any, Producer shall, without delay and at its sole expense, replace the defective Source Material. In event that Producer is unable to provide an acceptable Source Material replacement, Continuum shall not be obligated to distribution with respect to the relevant Title and the parties shall instead negotiate in good faith to replace such Title with a comparable film or program.

4.5. It is understood that the Producer has not obtained errors and omissions insurance. However, if demand is made by a sublicensee/distributor, for a certificate of errors and omissions insurance as indicated above, Continuum at that time, shall have the option of rejecting the Title. Or, Continuum can advance such cost to obtain errors and omissions insurance and recoup the expense from Gross receipts. Producer shall be added as an additional named insured on any E & O policy.

4.6. Omitted.

4.7. If Continuum has not distributed the Title through the Continuum Service within Six (6) Months of the delivery of the Source Material from the Producer, all rights shall revert to the Producer and this agreement shall be null and void.

4.8. Broadcast Delivery. Consult the attached Schedule C for specifics regarding the delivery of materials, requirements, and rights reserved for Broadcast Television.

5. **Representations and Warranties; Indemnification; Limitation on Liability.**

5.1. Continuum. Continuum represents, warrants and covenants that (i) it has the full right, power, legal capacity and authority to enter into and fully perform its obligations under this Agreement; and (ii) there are not now any liens, claims, encumbrances, legal proceedings, agreements or understandings which might conflict or interfere with, limit, derogate from or be inconsistent with any of Continuum's representations, warranties or covenants contained in this Section 5.1.

5.2. Producer. Producer represents, warrants and covenants that (i) it has the full right, power, legal capacity and authority to enter into and fully perform its obligations under this Agreement; (ii) there are not now any liens, claims, encumbrances, legal proceedings, agreements or understandings with respect to any Titles (and associated Source Material and Promotional Samples) hereunder that could or would interfere with Continuum's distribution or other exploitation thereof or materially impact the rights granted to Continuum hereunder or which might conflict or interfere with, limit, derogate from, or be inconsistent with any of Producer's representations, warranties or covenants contained in this Section 5.2; (iii) it has and shall maintain during the Term all necessary rights, titles, authorizations, consents and interests, including without limitation from all third party rights holders for each Title, necessary to grant Continuum the licenses granted in this Agreement; (iv) it has satisfied and shall satisfy during the Term all third party obligations of any kind with respect to the Titles (and associated Source Material and Promotional Samples) and their distribution and exploitation in accordance with this Agreement, including without limitation all guild residuals and participations, and Continuum shall have no obligation for any such past,

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current or future charges or similar payments; (v) Continuum's distribution and other exploitation of the Titles (and associated Source Material and Promotional Samples) in accordance with this Agreement shall not violate or infringe any rights of any third party, including without limitation any third party intellectual property rights, contract rights, moral rights, rights of publicity, and rights of privacy, or defame or constitute unfair competition against such third party; and (vi) the Titles (and associated Source Material and Promotional Samples) and Continuum's distribution and other exploitation of same in accordance with this Agreement shall not violate any applicable law, rule or regulation. Producer represents and warrants that the Title is, and will be throughout the Term, protected by copyright. Each copy of the Title will contain a copyright notice conforming to and complying with the requirements of the United States Copyright Act as amended from time to time.

5.3. Indemnification.

5.3.1. Continuum will defend, indemnify and hold harmless Producer, its directors, officers and employees from any and all loss, damage, claim, liability or expense (including legal fees and costs) actually incurred as a result of a third party claim ("Claim") arising out of a breach or alleged breach of the representations and warranties made in Section 5.1.

5.3.2. Producer will defend, indemnify and hold harmless Continuum, its directors, officers, employees, authorized third party contractors and CED manufacturing partners from any Claim arising out of a breach or alleged breach of the representations and warranties made in Section 5.2.

5.3.3. Indemnification Procedure. A party seeking indemnification ("Indemnified Party") shall promptly notify the other party ("Indemnifying Party") in writing of any Claim of which it becomes aware. The Indemnifying Party shall control the defense, settlement, adjustment or compromise of any such Claim; provided that the Indemnifying Party may not settle any Claim on behalf of the Indemnified Party without first obtaining the Indemnified Party's written authorization. The Indemnified Party may employ its own counsel at its own expense, and, at the Indemnifying Party's reasonable request and expense, shall cooperate and assist the Indemnifying Party with respect to the negotiation, defense or settlement of any such Claim, but shall have no right or authority to settle any such Claim on behalf of the Indemnifying Party without first obtaining the Indemnifying Party's written authorization. In the event of a settlement of any such Claim, each party agrees not to disclose the terms of the settlement without first obtaining the other party's written authorization. Any authorization sought under this Section 5.3 shall not be unreasonably delayed or withheld.

5.3.4. Force Majeure. Neither Continuum nor Producer shall be liable to the other for the non-performance of their respective obligations hereunder by reason of "fore majeure", which shall include but not be limited to fire, epidemic, earthquake, explosion, accident, labor dispute or strike, Act of God, or public enemy, riot or civil disturbance, war or armed conflict, foreign or domestic governmental law, order or regulation, order of any court or competent jurisdiction, failure of common carriers, or other cause of a similar or different nature not within the control of Continuum or Producer as the case may be.

5.4. Limitation of Liability. EXCEPT FOR EACH PARTY'S INDEMNIFICATION OBLIGATIONS AS SET FORTH IN SECTION 5.3, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL,

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SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION DAMAGES FOR LOSS OF BUSINESS PROFITS) ARISING OUT OF OR RELATED TO THIS AGREEMENT, REGARDLESS OF THE FORM OF THE ACTION AND EVEN IF A REPRESENTATIVE OF THE PARTY ALLEGEDLY LIABLE WAS ADVISED, HAD REASON TO KNOW, OR IN FACT KNEW OF THE POSSIBILITY OF SUCH DAMAGES. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

6. **Confidentiality.**

6.1. Confidential Information. Each party acknowledges and agrees that all business and technical information provided to it by the other party pursuant to this Agreement constitutes confidential and/or proprietary information of the other party ("Confidential Information"). Confidential Information shall includes all oral, written or recorded confidential and/or proprietary information about or related to the disclosing party or its business, including without limitation the terms and conditions of this Agreement. Notwithstanding the foregoing, Confidential Information does not include information that (i) is or becomes publicly available without breach of this Agreement; (ii) can be shown by documentation to have been known to the receiving party prior to its receipt from the disclosing party; (iii) is rightfully received from a third party who did not acquire or disclose such information by a wrongful or tortious act; (iv) can be shown by documentation to have been developed by the receiving party without reference to any Confidential Information; or (v) that the receiving party becomes legally obligated to disclose to a governmental entity with jurisdiction over it. In addition, each party is entitled to disclose the terms and conditions of this Agreement (vi) as required by law, including applicable securities law, and (vii) to banks, proposed investors and financing sources, where disclosure is related to securing additional financing for that party.

6.2. Use of Confidential Information. Neither party shall use the other's Confidential Information for its own use or for any purpose other than as necessary to perform or enforce its rights and/or obligations under this Agreement, or disclose such information to any third party (except for advisors, potential investors, lenders or financiers, and third party income participants, provided such parties are bound to a confidentiality agreement at least as protective as this Section 6). Each party shall take all reasonable measures to protect the secrecy of and avoid disclosure of Confidential Information, which measures shall be no less than reasonable care and shall include all of those measures that the receiving party uses to protect its own Confidential Information. This Section 6 shall survive expiration or earlier termination of this Agreement.

7. Termination.

7.1. Either party may terminate this Agreement:

7.1.1. In the event of a material uncured breach or default by the other party of any of its obligations under this Agreement, provided that (i) notice is provided to the other party in writing and (ii) such breach or default is not cured within thirty (30) calendar days following the date such notice is deemed given, unless such breach or default is by nature uncurable in which case this Agreement shall be terminable on the date of notice; or

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7.1.2.in the event that the other party (i) institutes or otherwise becomes a party, voluntarily or involuntarily, to a proceeding alleging or pertaining to the insolvency or bankruptcy of that party; (ii) is dissolved or liquidated; (iii) makes an assignment of its material assets for the benefit of creditors; and/or (iv) initiates or is subject to reorganization proceedings. This Agreement shall be terminable on the date written notice is deemed given to such party.

7.2. No Waiver. Waiver by either party of a single breach or default or a succession of breaches or defaults shall not deprive such party of the right to terminate this Agreement by reason of any subsequent breach or default.

7.3. Effect of Termination or Expiration. Upon termination or expiration, this Agreement shall become void and the licenses granted hereunder shall immediately terminate. Nothing herein shall be construed to release either party from any obligation, which matured prior to the effective date of such termination, or expiration (or which may continue beyond such termination or expiration) or to relieve the defaulting party from any and all liabilities at law or in equity to the other for breach of this Agreement.

7.4. Survival. Those rights and obligations, which by their very nature are intended to survive termination or expiration of this Agreement, shall survive, including without limitation Sections 1, 5, 6, 7 and 8.

8. General Provisions

8.1. Governing Law; Dispute Resolution. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California (United States of America) without regard to its rules on conflict of laws or any other rules that would result in the application of a different body of law. The parties consent to the exclusive jurisdiction and venue of the Federal and State Courts located in Los Angeles County, California for purposes of any proceeding arising out of or relating to this Agreement.

8.2. Future Technologies. The parties acknowledge that technology enabling the electronic delivery of content is evolving and that certain content and methods of electronic delivery may not be explicitly addressed in this Agreement. The parties agree that as such new content, methods or technologies become available, they shall work together in good faith to amend this Agreement to incorporate such developments.

8.3. Publicity. Producer shall not issue any public announcement regarding the existence of or terms of this Agreement without the prior written consent of Continuum, which consent shall not be unreasonably withheld.

8.4. Notice. Notices and other communications required or permitted to be given hereunder shall be given in writing and delivered in person, sent via certified mail or email, or delivered by nationally-recognized courier service, properly addressed and stamped with the required postage, if applicable, to the applicable individuals and addresses specified in the signature block below. Notice shall be deemed effective upon receipt.

8.5. Assignment. Continuum may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement shall be binding upon and inure to the benefit of all parties hereto and their successors,

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representatives and assigns for the duration of the term of this agreement. Neither this Agreement nor any rights, licenses or obligations hereunder may be assigned by the Producer without the prior written approval of Continuum, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Producer may assign this Agreement to any wholly owned subsidiary of the Producer or any acquirer of all or of substantially all of Producer's equity securities or assets, provided that Producer provides Continuum with prior written notice. For the avoidance of doubt, if Continuum assigns this Agreement to an assignee of comparable creditworthiness to Continuum that assumes Continuum's obligations pursuant to this Agreement in writing, Continuum shall have no further obligations to Producer. Any purported assignment not in accordance with this section shall be void. Subject to the foregoing, this Agreement will benefit and bind the parties' successors and assigns.

8.6. Severability. If any provision of this Agreement, other than a provision going to the essence of the Agreement, is held to be unenforceable by a court of competent jurisdiction, such decision shall not affect the validity or enforceability of any other provision of this Agreement. Any provision of this Agreement held invalid or unenforceable shall, to the extent practicable, be substituted with a valid and enforceable provision that achieves the results contemplated by the parties in the original provision.

8.7 Arbitration. Any controversy between the parties arising out of this Agreement shall be submitted to the Independent Film and Television Alliance for arbitration in Los Angeles California. The costs of the arbitration, including any IFTA administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator.

8.8. Relationship between Parties. This agreement does not constitute a partnership or joint venture between Continuum and Producer, and neither of the parties will become bound or liable because of any representations, acts or omissions.

8.9. Headings. The headings of Sections and subsections in this Agreement are provided for convenience only and shall not affect its construction or interpretation.

8.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which together shall constitute one and the same Agreement.

8.11. Entire Agreement. This Agreement supersedes all prior or contemporaneous negotiations and agreements (whether oral or written) between the parties with respect to the subject matter thereof and constitutes, along with its Exhibits, a complete and exclusive statement of the terms and conditions of the Agreement between the parties with respect to such subject matter. This Agreement may not be amended or modified except by the written agreement of both parties. The language of this Agreement is English, and any translations shall have no effect and shall not be binding.

Attachments begin on following page.

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Continuum Motion Pictures Distribution
Schedule A

Title	Start Date	End Date	Period	Revenue %
The Jazz Network	September 1, 2013	September 1, 2018	5 Years	50%

DISCLOSURE:

If a title has been made commercially available previously, it must be listed here and agreed upon by both Continuum and the Producer. Additional deviations regarding a Television Program must be noted here.

This Title previously aired on PBS from 1992 until 1997.

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Continuum Motion Pictures Distribution
Schedule B

Television Program Source Requirements and Specifications

Contact for Delivery of Television Program for Continuum:
Jason Durdon
jason@mctvnetwork.com
(310) 591-9237

Contact for Delivery of Television Program for Producer:
Keith Barrows
threesixty.keith@gmail.com
(818) 314-9226

All source materials must be delivered in DIGITAL FILE FORMAT. Any files in excess of 5 megabytes must be delivered by either:

- Hard Drive with Fire Wire 400. Fire Wire 800, eSATA or USB 3.0 capabilities
- USB Flash Drive

The Hard Drive (Drive) will remain in Continuum's possession until the end of the Title License Period, after which the Drive will be returned to Producer. Both parties agree to make themselves available to exchange and return the Drive.

It is Important to Note: This drive should not be the only copy in existence of the footage and materials. Continuum cannot be held responsible for the preservation of the Title.

It is understood that Drives fail from time to time. In such an occurrence, Producer agrees to provide the source materials once again to Continuum.

If the files are less than 5 megabytes, it can be delivered through electronic mail to the appropriate contact points listed in this Schedule or through FTP services, as agreed upon by the contact personnel.

Video Requirements:

- We prefer 16x9 anamorphic format or 2:35: 1 format that will enable us to deliver an experience that is closest to a theatrical representation.
- We will only accept 4x3 content if 16x9 anamorphic sources do not exist.
- We prefer 24p format. 60i, or 50i sources are only acceptable if a 24p source does not exist.
- Foreign language Titles must have English subtitles burned into video or audio must be dubbed in English
- Include a separate Video File containing Closed Captioning, if available
- No overlay branding (either Producer's or any other third party's) within program
- No website link callouts included before, after, or within program
- No advertising elements (pre-roll, bugs, placards, etc.) included before, after or within program

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Apple's Dicksey DV

- Apple ProRes 4444 file format is preferred, but not required
- Video File format must be delivered in the highest resolution, uncompressed, full-framed file format available for the Title, as agreed upon in Section 4.2.
- H. 264 Versions will ONLY be acceptable if there is NO REASONABLE way to retrieve a master at its native compression codec.
- Must have at least five (5) seconds of black before actual program
- Must have at least five (5) seconds of black after program ends.

Audio Requirements:

- All Audio must be attached to any and all video sources.
- We would prefer to receive 5.1 Audio if it is available for the Title.
- Stereo Audio will be accepted as well.

We use standard channel assignments as shown below.

1. 5.1 audio channel assignments
   a. Channel 1 - Left
   b. Channel 2 - Right
   c. Channel 3 - Center
   d. Channel 4 - LFE
   e. Channel 5 - Left Surround
   f. Channel 6 - Right Surround
   g. Channel 7 - Left Total
   h. Channel 8 - Right Total

2. Stereo Comp audio only
   a. Channel 1 - Left Total
   b. Channel 2 - Right Total

NOTE: Additional Film delivery requirements are noted in the Schedule C regarding Broadcast.

Please make sure that all files DO NOT CONTAIN advertisements, slates, rating cards and/or FBI warning cards, placards, overland branding, or website link callouts before or after program. All files must ONLY contain the feature program.

Please note, the Producer's company logo and/or brand is acceptable and encourage to be placed at the end of the Title and is not restricted by the note above.

Trailer:

Include a thirty (30) second promotional teaser of the Title at full resolution meeting the requirements above. If available but not necessary, include a full theatrical trailer as well.

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Poster/Artwork Source Materials Requirements and Specifications

Contact for delivery of artwork materials for Continuum:
Danny Torres
danny@mctvnetwork.com
(818) 731-0296

Contact for delivery of artwork materials for Producer:
Keith Barrows
threesixty.keith@gmail.com
(818) 314-9226

Artwork:
A Poster image / Cover Art is required for every Title.

The cover art should be delivered to **danny@mctvnetwork.com** if under 5 megabytes in size. If the file size is an excess of 5 megabytes, please notify the appropriate contact point.

The following are guidelines for high resolution cover artwork that will be used as masters to generate artwork for Continuum's use.

Artwork Attribute	Description
Poster # 1	
Image Aspect Ratio	1: 1.40 (w:h)
Image Height (h)	800 pixels minimum. Higher is better.
Image Width (w)	Depends on image height. For 800 high, 570 wide.
Poster # 2	
Image Aspect Ratio	1.5:1 (w:h)
Image Height (h)	576 pixels minimum. Higher is better.
Image Width (w)	Depends on image height. For 576 high, 864 wide.
Title Art # 1 (image graphic of the title of the film)	
Image Aspect Ratio	2.6:1 (w:h)
Image Height (h)	300 pixels minimum. Higher is better.
Image Width (w)	Depends on image height. For 300 high, 780 wide.

Attributes for all Artwork	
Image Resolution	300 dpi
Pixel Aspect Ratio	Square (1.0)
Color Mode	RGB Color (8-bits/channel)
File Format	Photoshop or Illustrator File. If unavailable, Uncompressed (.png, .tiff, etc). JPEGs acceptable with "maximum quality" compression
Black Point	RGB 0 – 0 – 0
White Point	REG 225 – 225 – 225
Color Profile	No color profiles assigned
Image Area	Artwork should extend over entire image area.
Graphic Elements	Art should NOT have any (now on DVD, widescreen, etc)

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Press Related Source Materials Requirements and Specifications

Contact for delivery of press materials for Continuum:
Elizabeth Saydah
elizabeth@metvnetwork.com
(818) 397-1266

Contact for delivery of press materials for Producer:
Keith Barrows
threesixty.keith@gmail.com
(818) 314-9226

Press Materials:
The following Press Materials is required for every Title.

The materials should be delivered as a .doc, .docx or .txt file to **elizabeth@metvnetwork.com** if under 5 megabytes in size. If the file size is an excess of 5 megabytes, please notify the appropriate contact point.

The following are guidelines for the materials needed:

Press Kit:

- Synopsis of EACH EPISODE OF THE SERIES.
- Background and history on the production: i.e. why the Series made
- Bio on Production Staff, including a picture of each
  - Director(s)
  - Writer(s)
  - Producer(s)
  - Any one else of additional note (i.e. composer, designer, DP, etc.)
- Bio on principle cast / leads, including photos/headshots
- History of the production company(s), including how it was formed, how long it's been around, its filmography, its landmark achievements and future goals
- Links to any reviews or write-ups about the Series, including any pull quotes
- List of any and all festival appearances and/or awards film received
- Number of Episodes in the Series
- Genre of Film
- MPAA rating, if any
- Include behind the scenes photos
- Include selected stills from the film
- Include internet links to any behind the scene videos and interviews conducted with the cast and crew, if any
- ***NOTE:*** For photos, please provide the highest resolution possible in .png or .jpeg format

Credits:
A full list of credits, as they appear in the film, both at the opening and closing, should be included as a .doc, .docx, or .txt file.

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Continuum Motion Pictures Distribution
Schedule C

Broadcast Requirements

In order for the Title to be broadcast through on-air network television, additional requirements must be completed. They are as follows:

FCC Regulations

The Title must pass the Federal Communications Commission's (FCC) Standards, Practices, and Requirements. These are defined as followed by the FCC Guide to Obscenity, Indecency, and Profanity:

Obscene material is not protected by the First Amendment to the Constitution and cannot be broadcast at any time. The Supreme Court has established that, to be obscene, material must meet a three-pronged test:

- *An average person, applying contemporary community standards, must find that the material, as a whole, appeals to the prurient interest;*
- *The material must depict or describe, in a patently offensive way, sexual conduct specifically defined by applicable law; and*
- *The material, taken as a whole, must lack serious literary, artistic, political or scientific value.*

In regards to Profanity Broadcast Restrictions, the FCC has defined profanity as "including language so grossly offensive to members of the public who actually hear it as to amount to a nuisance."

Each Title will be reviewed on a case-by-case basis by Continuum to determine what materials qualify as obscene.

If Continuum deems any material within the Title to be obscene, Continuum will submit in writing to the Producer a complete list of necessary alterations, including timecode, of dialogue and visuals that would not pass FCC Standards and Regulations. It is the responsibility of the Producer to make modifications, deletions, cuts, and changes to the Title to exclude, omit, or alter the issue listed by Continuum. The Producer must submit the adjusted edit of the Title to Continuum for Broadcast within thirty (30) calendar days of Continuum's notice of necessary alterations.

If it is beyond the means and capabilities of the Producer to make such edits, Producer authorizes Continuum to make modifications, deletions, cuts, alterations, and changes to the Title to accommodate FCC Standards, with the understanding that Continuum will respect the integrity, quality, spirit and story of the Title.

If the Title cannot meet FCC Standards, Practices, and Regulation, Continuum reserves the right to decline distributing the Title for broadcast.

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Quality Control

Each Title must pass the broadcast network's standards for Quality Control in regards to the Title's picture and sound quality. The broadcast network maintains its own standards of quality independent of Continuum, who has no input or control over these standards.

If the Title is rejected by Quality Control, Continuum must notify Producer in writing within five (5) calendar days. It is then the responsibility of the Producer to make any necessary adjustments to the picture and/or sound quality to meet the requirements for Quality Control. The Producer must make the adjustments within sixty (60) calendar days of the notification of rejection. If meeting the requirements of Quality Control is beyond the means of the Producer, the Producer authorizes Continuum to make the necessary adjustments for the Title to pass Quality Control.

If a Title does not pass Quality Control, Continuum reserves the right to decline distributing the Title for broadcast.

Length of Program

Titles meant for Thirty (30) Minute timeslots must consist of twenty-two minutes (00:22:00:00) of content with three commercial breaks. Titles meant for Sixty (60) Minute timeslots must consist of forty-four minutes (00:44:00:00) of content with seven commercial breaks.

If the Title cannot meet the requirements above, Producer authorizes Continuum to make a minimal amount of necessary edits to the Title to fit within an allotted time, with the understanding that Continuum will respect the integrity, quality, spirit and story of the Title.

Sub-Licensing

Continuum shall have the right to sublicense the broadcast rights to other networks, including a parent or subsidiary company or affiliate in which it holds the controlling interest within the Territory during the Term of this agreement.

If a sublicensing agreement exceeds the Title License Period defined in this agreement, the broadcast licensing period will be extended to meet the terms of the sublicensing agreement on a non-exclusive basis upon the ending of the Title License Period. All other licensing agreements will still expire at the end of the Title License Period as per this agreement. If exclusivity is required by the sublicensing agreement to extend the Title License Period, Continuum must obtain the written approval of the Producer.

Compilation of Television Series

It is understood by all parties that not all Television Programs will have sufficient content to meet the requirements of filling either a thirty (30) minute or sixty (60) minute timeslot or fulfill the requirement for a minimum of thirteen (13) individual episodes per Television Program. Additionally, it is understood by all parties that Video-On-Demand, Theatrical, DVD and most means of distribution are for Feature-Length Film Titles, defined as motion pictures in excess of sixty (60) minutes of content.

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As such, Continuum reserves the right to create a Compilation of Television Programs based on content, genre, theme, or any additional means in order to obtain additional distribution. This would include, but not be limited to:

- Two Television Programs partnered to fill a thirty (30) minute television broadcast timeslot.
- Three Television Programs partnered to fill a sixty (60) minute television broadcast timeslot.
- Multiple episodes of a single Television Program combined to fill either a thirty (30)-minute timeslot or a sixty (60) minute timeslot.
- Numerous Television Programs partnered to exceed sixty (60) minutes of content to distribute through feature platforms.
- Packaging an entire series of a Television Program to distribute through feature platforms.

For the sake of clarity, "Compilation" means to play a Title in its entirety and have it either be proceeded by and/or succeeded by another Title not owned by the Producer but licensed to Continuum under a separate agreement signed by a third party. Clients will pay one, single fee to view all Titles in a given Compilation.

If such an even occurs, Continuum will issue a Memorandum to Producer within thirty (30) calendar days to notify the Producer of the Compilation. The Memorandum will include:

- A list of all the Titles, as they will appear in order
- The run time length of each Title
- The total run time length of the Compilation
- The Producer's entitled Revenue Share

Revenue Sharing for Compilations

For the revenue generated by the distribution of the Compilation, Continuum will place Sixty-Five (65) Percent of the amount actually received by Continuum, less any taxes, technology fees, refunds and sales commissions to third parties through use and promotion of the Continuum Service into an account that will be defined as the "Shared Revenue Pool."

Producer will be entitled to a percentage of that revenue based on the total run time length of their Title relative to the total run time length of the Compilation. For the sake of example, a twenty (20) minute Title included in a Compilation which has a total run time length of eight (80) minutes will be entitled to 25% of the Shared Revenue Pool.

For the sake of ease, all percentages will be rounded to the nearest tenth. For the sake of example, 22.3 % will be rounded to 22% and 37.7% will be rounded to 38%. If rounding causes the Revenue Pool to exceed Sixty-Five (65) Percent, the remaining percentage shares will be paid out of the Continuum Pool of Revenue.

Payment schedules are defined in Section 3 of this agreement.

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Continuum Motion Pictures Distribution
Schedule D

Metadata Sheet

Additional Information needed for each Title. Even if you provide the information elsewhere. please include it in this section as well.

Series Name: The Jazz Network

Studio/Prod. Company: ____________________

Runtime (hh:mm:ss): 00:28:30 per episode

Number of Episodes: 65

Genre: ____________________

Year: ____________________

Format: High Definition. Standard Definition. or Both?

Actor # 1: ____________________

Actor # 2: ____________________

Actor # 3: ____________________

Actor # 4: ____________________

Creator/Exec. Producer: John Sterling

Director: ____________________

Writer: ____________________

Copyright Year: ____________________

Five Key Words: ____________________

Synopsis in 150 Characters or less:

____

____

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SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Producer

By: ____________________

Name: John Sterling

Title: Owner

Address for Notice:
John Sterling
13659 Victory Blvd #215
Van Nuys, CA 91401

Continuum Motion Pictures, LLC

By: ____________________

Name: Danny Torres

Title: CEO Continuum Motion Pictures, LLC

Address for Notice:
Continuum Motion Pictures, LLC
14256 Victory Blvd, Unit # 2
Van Nuys, CA 91401

With a Copy To:
Matriarch Multimedia Studios
at Paramount Studios
5555 Melrose Ave
Los Angeles, CA 90043

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